As filed with the Securities and Exchange Commission on June 24, 2021

Registration No. 333-256168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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NextGen Acquisition Corporation*

(Exact Name of Registrant as Specified in Its Charter)

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Cayman Islands*	3711	98-1550505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2255 Glades Road, Suite 324A
Boca Raton, FL 33431
(561) 208-8860
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

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Patrick Ford
Chief Financial Officer and Secretary
c/o NextGen Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, FL 33431
(561) 208-8860
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Howard L. Ellin, Esq. David J. Goldschmidt, Esq. June S. Dipchand, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 375-3000	Dave Peinsipp Dave Young Kristin VanderPas Garth Osterman Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share security	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.0001 par value(3)	46,875,000	$9.89(4)	$463,593,750	$50,578
Redeemable warrants(5)	18,333,334	$12.80(6)	$234,666,675	$25,602
Common stock issuable upon exercise of the warrants(7)	18,333,334	—(8)	—	—
Common stock(9)	147,281,416	$9.89(4)	$1,456,613,204	$158,917
Total			$2,154,873,629	$235,097	(10)

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(1)      Immediately prior to the consummation of the Merger described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”), NextGen Acquisition Corporation, a Cayman Islands exempted company (“NextGen”), intends to effect a deregistration under Section 206 of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which NextGen’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by NextGen (after the Domestication), the continuing entity following the Domestication, which will be renamed “Xos, Inc.” (“New Xos”), as further described in the proxy statement/prospectus. As used herein, “New Xos” refers to NextGen after the Domestication, including after such change of name.

(2)      Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)      The number of shares of common stock of New Xos being registered represents (i) 37,500,000 Class A ordinary shares that were registered pursuant to NextGen’s Registration Statement on Form S-1 (File No. 333-248921) (the “IPO Registration Statement”) and offered by NextGen in its initial public offering and (ii) 9,375,000 Class B ordinary shares that were issued prior to NextGen’s initial public offering. NextGen’s outstanding Class A ordinary shares and Class B ordinary shares will be automatically converted by operation of law into shares of New Xos common stock following the Domestication.

(4)      Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of NextGen (the company to which New Xos will succeed following the Domestication) on the Nasdaq Capital Market (“Nasdaq”) on May 12, 2021 ($9.89 per Class A ordinary share) (such date being within five business days of the date that this registration statement was first filed with the Securities and Exchange Commission (the “SEC”)). This calculation is in accordance with Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”).

(5)      The number of warrants to acquire shares of New Xos common stock being registered represents (i) 12,500,000 redeemable warrants to purchase Class A ordinary shares that were registered pursuant to the IPO Registration Statement and offered by NextGen in its initial public offering and (ii) 6,333,334 warrants to purchase Class A ordinary shares that were issued in a private placement concurrently with NextGen’s initial public offering to NextGen Sponsor LLC (the “Sponsor”). Such warrants will automatically be converted by operation of law into warrants to purchase shares of New Xos common stock following the Domestication.

(6)      Estimated solely for the purpose of calculating the registration fee, and represents the sum of (i) the average of the high and low prices of the public warrants of NextGen (the company to which New Xos will succeed following the Domestication) on Nasdaq on May 12, 2021 ($1.30 per warrant) (such date being within five business days of the date that this registration statement was first filed with the SEC) and (ii) the exercise price of $11.50 per share of common stock issuable upon exercise of such public warrants. This calculation is in accordance with Rule 457(f)(1) and 457(i) of the Securities Act.

(7)      Represents shares of New Xos common stock to be issued upon the exercise of (i) 12,500,000 redeemable warrants to purchase Class A ordinary shares of NextGen that were registered pursuant to the IPO Registration Statement and offered by NextGen in its initial public offering and (ii) 6,333,334 warrants to purchase Class A ordinary shares that were issued in a private placement concurrently with NextGen’s initial public offering. Such warrants will automatically be converted by operation of law into warrants to purchase shares of New Xos common stock following the Domestication.

(8)      No additional registration fee is payable pursuant to Rule 457(i).

(9)      The number of shares of common stock of New Xos being registered represents the sum of (a) 127,630,833 shares of New Xos common stock issuable upon consummation of the Business Combination described herein (which number represents the maximum number of shares issuable pursuant to options to purchase shares of New Xos common stock) and (b) up to 19,650,583 shares of New Xos common stock that may be issued after the consummation of the Business Combination pursuant to the earn-out provisions of the Merger Agreement described herein.

(10)    The filing fee has previously been paid.

*        Prior to the consummation of the Merger described herein, the Registrant intends to effect the Domestication. All securities being registered will be issued by NextGen Acquisition Corporation (after the Domestication), the continuing entity following the Domestication, which will be renamed “Xos, Inc.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 24, 2021

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
NEXTGEN ACQUISITION CORPORATION
(A CAYMAN ISLANDS EXEMPTED COMPANY)

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PROSPECTUS FOR
194,156,416 SHARES OF COMMON STOCK AND
18,333,334 REDEEMABLE WARRANTS
OF NEXTGEN ACQUISITION CORPORATION

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE), THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION, WHICH WILL BE RENAMED “XOS, INC.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

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The board of directors of NextGen Acquisition Corporation, a Cayman Islands exempted company (“NextGen” and, after the Domestication as described below, “New Xos”), has unanimously approved (1) the domestication of NextGen as a Delaware corporation (the “Domestication”); (2) the merger of Sky Merger Sub I, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of NextGen, with and into Xos, Inc. (“Xos”), a Delaware corporation (the “Merger”), with Xos surviving the Merger as a wholly owned subsidiary of New Xos, pursuant to the terms of the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021, by and among NextGen, Merger Sub and Xos, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, NextGen will change its name to “Xos, Inc.”

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of NextGen (the “NextGen Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Xos (the “New Xos common stock”); (2) each then issued and outstanding redeemable warrant of NextGen (the “NextGen warrants”) will convert automatically into a redeemable warrant to acquire one share of New Xos common stock (the “New Xos warrants”); and (3) each of the then issued and outstanding units of NextGen that have not been previously separated into the underlying NextGen Class A ordinary shares and underlying NextGen warrants upon the request of the holder thereof (the “NextGen units”), will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant. Accordingly, this proxy statement/prospectus covers (1) 46,875,000 shares of New Xos common stock to be issued in the Domestication and (2) 18,333,334 New Xos warrants to be issued in the Domestication.

At the Effective Time (after giving effect to the Xos Preferred Conversion and Xos Warrant Settlement, each as defined below and as more fully described elsewhere to this proxy statement/prospectus), among other things, all outstanding shares of Xos common stock as of immediately prior to the Effective Time, together with shares of Xos common stock reserved in respect of Xos Awards (as defined below and as described further in the immediately succeeding paragraph) outstanding as of immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, and, that will be converted into awards based on New Xos common stock, will be cancelled in exchange for the right to receive, or the reservation of, an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share) or, as applicable, shares underlying awards based on New Xos common stock, representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). With respect to the Xos Awards, all (i) options to purchase shares of Xos common stock (“Xos Options”), (ii) restricted stock units based on shares of Xos common stock (“Xos RSUs”) and (iii) restricted shares of Xos common stock (“Xos Restricted Stock Awards”) outstanding as of immediately prior to the Merger (together, the “Xos Awards”) will be converted into (a) options to purchase shares of New Xos common stock (“New Xos Options”), (b) restricted stock units based on shares of New Xos common stock (“New Xos RSUs”) and (c) restricted shares of New Xos common stock (“New Xos Restricted Stock Awards”), respectively. See “BCA Proposal — Consideration — Treatment of Xos Options, Restricted Stock Awards and Restricted Stock Units.”

The NextGen units, NextGen Class A ordinary shares and NextGen warrants are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “NGACU,” “NGAC” and “NGACW,” respectively. NextGen will apply for listing, to be effective at the closing of the Business Combination, of New Xos common stock and New Xos warrants on Nasdaq under the proposed symbols “XOS” and “XOSWW”, respectively. It is a condition of the consummation of the Business Combination described above that NextGen receives confirmation from Nasdaq that the securities have been conditionally approved for listing on Nasdaq, but there can be no assurance such listing conditions will be met or that NextGen will obtain such confirmation from Nasdaq. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the applicable parties.

This proxy statement/prospectus provides shareholders of NextGen with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of NextGen. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

NEXTGEN ACQUISITION CORPORATION

A Cayman Islands Exempted Company
(Company Number 364656)
2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

Dear NextGen Acquisition Corporation Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of NextGen Acquisition Corporation, a Cayman Islands exempted company (“NextGen” and, after the Domestication, as described below, “New Xos”), at          , Eastern Time, on             , 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/nextgenacq/sm2021, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the extraordinary general meeting, NextGen shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (as the same may be amended, the “Merger Agreement”), by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), and Xos, Inc., a Delaware corporation (“Xos”), a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of NextGen to Delaware as described below, the merger of Merger Sub with and into Xos (the “Merger”), with Xos surviving the Merger as a wholly owned subsidiary of New Xos, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus.

The board of directors of NextGen has unanimously approved a change of NextGen’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”). As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, NextGen will change its name to “Xos, Inc.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of NextGen (the “NextGen Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of New Xos (the “New Xos common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of NextGen (the “NextGen Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (3) each then issued and outstanding redeemable warrant of NextGen (the “NextGen warrants”) will convert automatically into a redeemable warrant to acquire one share of New Xos common stock (the “New Xos warrants”) pursuant to the Warrant Agreement, dated October 6, 2020, between NextGen and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agent”), and (4) each of the then issued and outstanding units of NextGen that have not been previously separated into the underlying NextGen Class A ordinary shares and underlying NextGen warrants upon the request of the holder thereof (the “NextGen units”), will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant. As used herein, “public shares” means the NextGen Class A ordinary shares (including those underlying the NextGen units) that were registered pursuant to the Registration Statement on Form S-1 (333-248921) and the shares of New Xos common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see “Domestication Proposal.”

You will also be asked to consider and vote upon (1) four separate proposals to approve material differences between NextGen’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of New Xos (collectively, the “Organizational Documents Proposals”), (2) a proposal to elect            directors who, upon consummation of the Business Combination, will be the directors of New Xos (the “Director Election Proposal”), (3) a proposal to approve for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of New Xos common stock to (a) the PIPE Investors, including the Sponsor Related

PIPE Investor, pursuant to the PIPE Investment and (b) the Xos Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”), (4) a proposal to approve and adopt Xos, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan Proposal”), (5) a proposal to approve and adopt Xos, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”) and (6) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the BCA Proposal (as defined below), the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

At the Effective Time (after giving effect to Xos Preferred Conversion and Xos Warrant Settlement, each as defined below and as more fully described elsewhere in this proxy statement/prospectus) among other things all outstanding shares of Xos common stock as of immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, together with shares of Xos common stock reserved in respect of Xos Awards (as defined below) outstanding as of immediately prior to the Effective Time that will be converted into awards based on New Xos common stock, will be cancelled in exchange for the right to receive an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share), which, in the case of Xos Awards, will be shares underlying awards based on New Xos common stock representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of Xos Options is calculated assuming that all New Xos Options are net-settled (although New Xos Options may by their terms be cash exercised, resulting in additional dilution). The Aggregate Merger Consideration does not take into account certain additional issuances which may be made under the terms of the Merger Agreement, including, if applicable issuances (i) of any Earnout Shares, or (ii) to Xos management and employees pursuant to the 2021 Plan and (iii) resulting from the cash exercise (rather than net-settlement) of New Xos Options.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Sponsor Support Agreement, (ii) the Xos Stockholder Support Agreement, (iii) the Registration Rights Agreement and (iv) the Subscription Agreements. For additional information, see “BCA Proposal — Related Agreements” in this proxy statement/prospectus.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (a “public shareholder”), which excludes shares held by the Sponsor, may request that NextGen redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NextGen’s transfer agent, New Xos will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New Xos common stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of NextGen — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of February 21, 2021, a copy of which is attached as Annex B to this proxy statement/prospectus (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares of NextGen.

The Merger Agreement provides that the obligations of Xos to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen) (such amount, the “Trust Amount”) plus the PIPE Investment Amount (as defined herein) actually received by NextGen at or prior to the Closing Date (as defined herein), is equal to or greater than $220.0 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Xos. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will NextGen redeem public shares in an amount that would cause New Xos’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus (including the approval of the Merger Agreement and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Xos Capital Stock (as defined below and as more fully described elsewhere to this proxy statement/prospectus), voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Xos Preferred Stock (as defined below and as more fully described elsewhere to this proxy statement/prospectus), voting as a single class and on an as-converted basis). There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

NextGen is providing this proxy statement/prospectus and accompanying proxy card to NextGen’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by NextGen’s shareholders at the extraordinary general meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of NextGen’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

After careful consideration, the board of directors of NextGen has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to NextGen’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of NextGen, you should keep in mind that NextGen’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the Class A and Class B ordinary shares (voting together as a single class) represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important.    Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NEXTGEN’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of NextGen’s board of directors, we would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

George N. Mattson Co-Chairman	Gregory L. Summe Co-Chairman

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated               , 2021 and is first being mailed to shareholders on or about        , 2021.

NEXTGEN ACQUISITION CORPORATION

A Cayman Islands Exempted Company
(Company Number 364656)
2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON         , 2021

TO THE SHAREHOLDERS OF NEXTGEN ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of NextGen Acquisition Corporation, a Cayman Islands exempted company, company number 364656 (“NextGen”), will be held at           , Eastern Time, on        , 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/nextgenacq/sm2021. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•        Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (the “Merger Agreement”), by and among NextGen, Merger Sub and Xos, a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Xos (the “Merger”), with Xos surviving the Merger as a wholly owned subsidiary of New Xos, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•        Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, the change of NextGen’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Merger, the “Business Combination”) (the “Domestication Proposal”);

•        Organizational Documents Proposals — to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between NextGen’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of NextGen (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), which will be renamed “Xos, Inc.” in connection with the Business Combination (NextGen after the Domestication, including after such change of name, is referred to herein as “New Xos”);

(A)    Proposal No. 3 — Organizational Documents Proposal A — to authorize the change in the authorized share capital of NextGen from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “NextGen Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “NextGen Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “NextGen preferred shares”), to           shares of common stock, par value $0.0001 per share, of New Xos (the “New Xos common stock”) and           shares of preferred stock, par value $0.0001 per share, of New Xos (the “New Xos preferred stock”) (“Organizational Documents Proposal A”);

(B)    Proposal No. 4 — Organizational Documents Proposal B — to authorize the board of directors of New Xos (the “New Xos Board”) to issue any or all shares of New Xos preferred stock in one or more series, with such terms and conditions as may be expressly determined by the New Xos Board and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

(C)    Proposal No. 5 — Organizational Documents Proposal C — to provide that the New Xos Board be divided into three classes, with each class made up of, as nearly as may be possible, of one-third of the total number of directors constituting the entire New Xos Board, with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”); and

(D)    Proposal No. 6 — Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex I and Annex J, respectively), including (1) changing the corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.”, (2) making New Xos’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), (4) being subject to the provisions of Section 203 of the DGCL and (5) removing certain provisions related to NextGen’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which NextGen’s board of directors believes is necessary to adequately address the needs of New Xos after the Business Combination (“Organizational Documents Proposal D”);

•        Proposal No. 7 — The Director Election Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect                 directors who, upon consummation of the Business Combination, will be the directors of New Xos (the “Director Election Proposal”);

•        Proposal No. 8 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of New Xos common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor, pursuant to the PIPE Investment and (b) the Xos Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);

•        Proposal No. 9 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Xos, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan Proposal”);

•        Proposal No. 10 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution, the Xos, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”); and

•        Proposal No. 11 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of Proposals No. 1 through 10 is cross-conditioned on the approval of each other. The Adjournment Proposal is also not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on              , 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to NextGen’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of NextGen’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

After careful consideration, the board of directors of NextGen has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to NextGen’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of NextGen, you should keep in mind that NextGen’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of NextGen that New Xos redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), NextGen’s transfer agent, that New Xos redeem all or a portion of your public shares for cash; and

(iii)   deliver your public shares to Continental, NextGen’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, NextGen’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, NextGen’s transfer agent, New Xos will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New Xos common stock that will be redeemed promptly after consummation of the Business Combination. See “Extraordinary General Meeting of NextGen — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

NextGen Sponsor LLC, a Cayman Islands limited liability company and shareholder of NextGen (the “Sponsor”), and two directors of NextGen (Mr. Mattson and Mr. Summe) have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of February 21, 2021, a copy of which is attached to this proxy statement/prospectus statement as Annex B (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of Xos to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen) (such amount, the “Trust Amount”) plus the PIPE Investment Amount (as defined herein) actually received by NextGen at or prior to the Closing Date (as defined herein), is equal to or greater than $220.0 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Xos. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will NextGen redeem public shares in an amount that would cause New Xos’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important.    Whether or not you plan to attend in person or virtually the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC (“Morrow Sodali”), our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing NGAC.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of NextGen Acquisition Corporation,

              , 2021

George N. Mattson Co-Chairman	Gregory L. Summe Co-Chairman

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NEXTGEN’S TRANSFER AGENT BY NO LATER THAN        , 2021 (AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING). YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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ANNEXES

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning NextGen, without charge, by written request to NextGen’s Secretary at NextGen Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, FL 33431, or by telephone request at (561) 208-8860; or Morrow Sodali LLC, NextGen’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing NGAC.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for NextGen’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of NextGen to be held on             , 2021, you must request the information no later than             , 2021, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. NextGen does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•        “2021 Plan” are to the Xos, Inc. 2021 Equity Incentive Plan attached to this proxy statement/prospectus as Annex F;

•        “Available Cash” are to the amount as calculated by adding the Trust Amount and the PIPE Investment Amount;

•        “Business Combination” are to the Domestication together with the Merger;

•        “Cayman Constitutional Documents” are to NextGen’s Amended and Restated Memorandum and Articles of Association, as amended from time to time;

•        “Cayman Islands Companies Act” are to the Cayman Islands Companies Act (As Revised);

•        “Closing” are to the closing of the Business Combination;

•        “Closing Date” are to the date on which the Closing actually occurs;

•        “Company,” “we,” “us” and “our” are to NextGen prior to its domestication as a corporation incorporated in the State of Delaware and to New Xos after its domestication as a corporation incorporated in the State of Delaware, including after its change of name to “Xos, Inc.”;

•        “Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

•        “Confidentiality Agreement” are to the Confidentiality Agreement, dated November 17, 2020, by and between NextGen and Xos;

•        “Condition Precedent Proposals” are to the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal, collectively;

•        “Continental” are to Continental Stock Transfer & Trust Company;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•        “Domestication” are to the domestication of NextGen Acquisition Corporation as a corporation incorporated in the State of Delaware;

•        “Earnout Period” are to the time period between February 21, 2021 and the five-year anniversary of the Closing;

•        “Earnout Shares” are to 19,650,583 shares of New Xos common stock issuable to Eligible Xos Equityholders during the Earnout Period upon the achievement of the Earnout Triggering Events;

•        “Earnout Triggering Event I” are to the date on which the volume-weighted average closing sale price of one share of New Xos common stock quoted on Nasdaq (or such other exchange on which the shares of New Xos common stock are then listed) is greater than or equal to $14.00 for any 10 trading days within any 20 consecutive trading day period within the Earnout Period;

•        “Earnout Triggering Event II” are to the date on which the volume-weighted average closing sale price of one share of New Xos common stock quoted on Nasdaq (or such other exchange on which the shares of New Xos common stock are then listed) is greater than or equal to $20.00 for any 10 trading days within any 20 consecutive trading day period within the Earnout Period;

•        “Earnout Triggering Event III” are to the date on which the volume-weighted average closing sale price of one share of New Xos common stock quoted on Nasdaq (or such other exchange on which the shares of New Xos common stock are then listed) is greater than or equal to $25.00 for any 10 trading days within any 20 consecutive trading day period within the Earnout Period;

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•        “Earnout Triggering Events” are to Earnout Triggering Event I, Earnout Triggering Event II and Earnout Triggering Event III;

•        “Effective Time” are to the date and time the Merger becomes effective;

•        “Eligible Xos Equityholder” are to a holder of (i) Xos common stock or Xos Restricted Stock Awards, in each case immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, (ii) Xos Options as of immediately prior to the Effective Time or (iii) Xos RSUs as of immediately prior to the Effective Time;

•        “ESPP” are to the Xos, Inc. 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex G;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Exchange Ratio” are to the quotient obtained by dividing (i) the number of shares of New Xos common stock to be issued in connection with the Business Combination described herein by (ii) the aggregate fully diluted number of shares of Xos common stock outstanding immediately prior to the Merger or resulting from the Xos Preferred Conversion;

•        “founder shares” are to the NextGen Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering, and the NextGen Class A ordinary shares that will be issued upon the conversion thereof;

•        “GAAP” are to accounting principles generally accepted in the United States of America;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “initial public offering” are to NextGen’s initial public offering that was consummated on October 9, 2020;

•        “IPO registration statement” are to the Registration Statement on Form S-1 (333-248921) filed by NextGen in connection with its initial public offering, which became effective on October 6, 2020;

•        “IRS” are to the U.S. Internal Revenue Service;

•        “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•        “Merger” are to the merger of Merger Sub with and into Xos, with Xos surviving the merger as a wholly owned subsidiary of New Xos;

•        “Merger Sub” are to Sky Merger Sub I, Inc., a Delaware corporation;

•        “Minimum Cash Condition” are to the Trust Amount and the PIPE Investment Amount, in the aggregate, being equal to or greater than $220.0 million;

•        “Nasdaq” are to the Nasdaq Capital Market;

•        “New Xos” are to NextGen after the Domestication and its name change from NextGen Acquisition Corporation to Xos, Inc.;

•        “New Xos common stock” are to shares of New Xos common stock, par value $0.0001 per share;

•        “New Xos Options” are to options to purchase shares of New Xos common stock;

•        “New Xos Restricted Stock Awards” are to restricted shares of New Xos common stock;

•        “New Xos RSUs” are to restricted stock units based on shares of New Xos common stock;

•        “NextGen” and the “Registrant” are to NextGen Acquisition Corporation, a Cayman Islands exempted company, prior to its domestication as a corporation in the State of Delaware;

•        “NextGen Class A ordinary shares” are to NextGen’s Class A ordinary shares, par value $0.0001 per share;

•        “NextGen Class B ordinary shares” are to NextGen’s Class B ordinary shares, par value $0.0001 per share;

•        “NextGen units” and “units” are to the units of NextGen, each unit representing one NextGen Class A ordinary share and one-third of one redeemable warrant to acquire one NextGen Class A ordinary share, that were offered and sold by NextGen in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•        “ordinary shares” are to the NextGen Class A ordinary shares and the NextGen Class B ordinary shares, collectively;

•        “Person” are to any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•        “PIPE Investment” are to the purchase of shares of New Xos common stock pursuant to the Subscription Agreements;

•        “PIPE Investment Amount” are to the aggregate gross purchase price received by NextGen substantially concurrently with or immediately following Closing for the shares in the PIPE Investment;

•        “PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•        “private placement warrants” are to the NextGen private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of New Xos issued as a matter of law upon the conversion thereof at the time of the Domestication;

•        “pro forma” are to giving pro forma effect to the Business Combination;

•        “Proposed Bylaws” are to the proposed bylaws of New Xos upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex J;

•        “Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Xos upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex I;

•        “Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•        “public shareholders” are to holders of public shares, whether acquired in NextGen’s initial public offering or acquired in the secondary market;

•        “public shares” are to the NextGen Class A ordinary shares (including those underlying the units) that were offered and sold by NextGen in its initial public offering and registered pursuant to the IPO registration statement or the shares of New Xos common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•        “public warrants” are to the redeemable warrants (including those underlying the units) that were offered and sold by NextGen in its initial public offering and registered pursuant to the IPO registration statement or the redeemable warrants of New Xos issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•        “redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;

•        “Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among New Xos, the Sponsor and the Requisite Xos Stockholders;

•        “Requisite Xos Stockholders” are to Dakota Semler, Emerald Green Trust, Emerald Green Trust, UTD 1/3/2017, Giordano Sordoni, Aljomaih Automotive Co, Build XOS Holdings, LLC, Proeza Capital, S.A.P.I. De C.V., and Legend XOS;

•        “Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

•        “SEC” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sponsor” are to NextGen Sponsor LLC, a Cayman Islands limited liability company;

•        “Sponsor Related PIPE Investor” are to the PIPE Investor that is an affiliate of the Sponsor (together with their permitted transferees);

•        “Sponsor Support Agreement” are to that certain Support Agreement, dated February 21, 2021, by and among the Sponsor, NextGen, two directors of NextGen (Mr. Mattson and Mr. Summe) and Xos, as amended and modified from time to time;

•        “Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•        “Third-Party PIPE Investor” are to any PIPE Investor who is not a Sponsor Related PIPE Investor;

•        “trust account” are to the trust account established at the consummation of NextGen’s initial public offering at JP Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•        “Trust Agreement” are to the Investment Management Trust Agreement, dated October 6, 2020, by and between NextGen and Continental Stock Transfer & Trust Company, as trustee;

•        “Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen);

•        “warrants” are to the public warrants and the private placement warrants;

•        “Xos” are to Xos, Inc., a Delaware corporation, prior to the Business Combination;

•        “Xos Awards” are to Xos Options, Xos RSUs and Xos Restricted Stock Awards;

•        “Xos common stock” are to shares of Xos common stock prior to the Business Combination, par value $0.0001 per share;

•        “Xos Options” are to options to purchase shares of Xos common stock prior to the Business Combination;

•        “Xos Registration Rights Holders” are to Dakota Semler, Emerald Green Trust, Emerald Green Trust, UTD 1/3/2017, Giordano Sordoni, Aljomaih Automotive Co. and NextGen Sponsor LLC;

•        “Xos Restricted Stock Awards” are to restricted shares of Xos common stock;

•        “Xos RSUs” are to restricted stock units based on shares of Xos common stock prior to the Business Combination;

•        “Xos Stockholder Support Agreement” are to that certain Support Agreement, dated February 21, 2021, by and among NextGen, the Requisite Xos Stockholders and Xos, as amended and modified from time to time; and

•        “Xos Stockholders” are to the stockholders of Xos and holders of Xos Awards prior to the Business Combination.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to NextGen Class A ordinary shares or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, NextGen, Xos and New Xos. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When NextGen discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, NextGen’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•        NextGen’s ability to complete the Business Combination or, if NextGen does not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:

•        the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of NextGen and Xos, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq of the shares of New Xos common stock to be issued in connection with the Merger, (v) that NextGen have at least $5,000,001 of net tangible assets upon Closing, (vi) the absence of any injunctions or laws prohibiting the Merger, (vii) the absence of a material adverse effect on Xos and (viii) customary bringdown of the representations, warranties and covenants of the parties therein;

•        that the sum of the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their rights to redeem their NextGen Class A ordinary shares pursuant to the Cayman Constitutional Documents, plus the PIPE Investment Amount actually received by NextGen at or prior to the Closing Date, is at least equal to the Minimum Available Cash Amount;

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the projected financial information, anticipated growth rate, and market opportunity of New Xos;

•        the ability to obtain or maintain the listing of New Xos common stock and New Xos warrants on Nasdaq following the Business Combination;

•        our public securities’ potential liquidity and trading;

•        our ability to raise financing in the future;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•        NextGen officers and directors allocating their time to other businesses and potentially having conflicts of interest with NextGen’s or New Xos’ business or in approving the Business Combination;

•        Xos officers and directors allocating their time to other businesses and potentially having conflicts of interest with New Xos’ business or in approving the Business Combination;

•        the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•        the impact of the regulatory environment and complexities with compliance related to such environment;

•        factors relating to the business, operations and financial performance of New Xos and its subsidiaries, including:

•        the impact of the COVID-19 pandemic;

•        the ability of New Xos to maintain an effective system of internal controls over financial reporting;

•        the ability of New Xos to grow market share in its existing markets or any new markets it may enter;

•        the ability of New Xos to respond to general economic conditions;

•        the ability of New Xos to manage its growth effectively;

•        the ability of New Xos to achieve and maintain profitability in the future;

•        the ability of New Xos to access sources of capital, including debt financing and other sources of capital to finance operations and growth;

•        the ability of Xos to maintain and enhance its products and brand, and to attract customers;

•        the ability of Xos to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; the success of strategic relationships with third parties; and

•        other factors detailed in the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us, Xos or New Xos. There can be no assurance that future developments affecting us, Xos or New Xos will be those that NextGen or Xos have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of NextGen, Xos or New Xos) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” beginning on page 28 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. NextGen and Xos undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any NextGen shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

x

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF NEXTGEN

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to NextGen’s shareholders. NextGen urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at             , Eastern Time, on            , 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast. To participate in the special meeting, visit https://www.cstproxy.com/nextgenacq/sm2021 and enter the 12 digit control number included on your proxy card. You may register for the meeting as early as             , Eastern Time, on             , 2021. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.

Q      Why am I receiving this proxy statement/prospectus?

A      NextGen shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Xos, with Xos surviving the merger as a wholly owned subsidiary of New Xos, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

NextGen will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which NextGen’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. As a result of and upon the effective time of the Domestication, (1) each then issued and outstanding NextGen Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock; (2) each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock; (3) each then issued and outstanding NextGen warrant will convert automatically into a New Xos warrant, pursuant to the Warrant Agreement, dated as of October 6, 2020, between NextGen and Continental Stock Transfer & Trust Company (the “Warrant Agreement”); and (4) each of the then issued and outstanding units of NextGen that have not been previously separated into the underlying NextGen Class A ordinary shares and underlying NextGen warrants upon the request of the holder thereof will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant. See “Domestication Proposal” for additional information.

The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see “What amendments will be made to the current constitutional documents of NextGen?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF NEXTGEN AND XOS, CAREFULLY AND IN ITS ENTIRETY.

Q:     What proposals are shareholders of NextGen being asked to vote upon?

A:     At the extraordinary general meeting, NextGen is asking holders of ordinary shares to consider and vote upon:

•        a proposal to approve by ordinary resolution and adopt the Merger Agreement;

•        a proposal to approve by special resolution the Domestication;

•        the following four separate proposals to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•        to authorize the change in the authorized share capital of NextGen from (i) 500,000,000 NextGen Class A ordinary shares, 50,000,000 NextGen Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii)           shares of New Xos common stock and         shares of New Xos preferred stock, respectively;

•        to authorize the board of directors of New Xos (the “New Xos Board”) to issue any or all shares of New Xos preferred stock in one or more series, with such terms and conditions as may be expressly determined by the New Xos Board and as may be permitted by the DGCL;

•        to divide the New Xos Board into three classes, with each class made up of, as nearly as may be possible, of one-third of the total number of directors constituting the entire New Xos Board, with only one class of directors being elected in each year and each class serving a three-year term; and

•        to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including, (1) changing the corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.”, (2) making New Xos’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), (4) being subject to the provisions of Section 203 of the DGCL and (5) removing certain provisions related to NextGen’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which NextGen’s board of directors believes is necessary to adequately address the needs of New Xos after the Business Combination;

•        a proposal to approve by ordinary resolution the election of                 directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of New Xos;

•        a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of Nasdaq, the issuance of (a) shares of New Xos common stock to the PIPE Investors, including the Sponsor Related PIPE Investor, pursuant to the PIPE Investment and (b) shares of New Xos common stock to the Xos Stockholders pursuant to the Merger Agreement;

•        a proposal to approve by ordinary resolution the 2021 Plan;

•        a proposal to approve by ordinary resolution the ESPP; and

•        a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If NextGen’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. See “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

NextGen will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of NextGen should read it carefully.

After careful consideration, NextGen’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of NextGen and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:     Why is NextGen proposing the Business Combination?

A:     NextGen was organized to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Xos is a leading manufacturer of zero-emission commercial vehicles. Xos designs, develops, engineers and manufactures battery-electric Class 5 through Class 8 trucks and mobility technologies. Each Xos vehicle is purpose-built for the commercial transportation application, featuring proprietary technologies developed in-house including next-generation battery packs, an advanced modular chassis and cutting-edge vehicle controls software. Xos’ all-electric vehicles have been in use by commercial fleets since 2018 and are currently operated by multiple Fortune 500 companies.

Based on its due diligence investigations of Xos and the industry in which it operates, including the financial and other information provided by Xos in the course of NextGen’s due diligence investigations, NextGen’s board of directors believes that the Business Combination is in the best interests of NextGen and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although NextGen’s board of directors believes that the Business Combination presents a unique business combination opportunity and is in the best interests of NextGen and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination,” as well as in the section entitled “Risk Factors — Risks Related to Xos’ Business and Industry.”

Q:     What will Xos Stockholders receive in return for NextGen’s acquisition of all of the issued and outstanding equity interests of Xos?

A:     At the Effective Time (after giving effect to Xos Preferred Conversion and Xos Warrant Settlement, each as defined below and as more fully described elsewhere in this proxy statement prospectus), among other things, all outstanding shares of Xos common stock as of immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, together with shares of Xos common stock reserved in respect of Xos Awards outstanding as of immediately prior to the Effective Time that will be converted into awards based on New Xos common stock, will be cancelled in exchange for the right to receive, or the reservation of, an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share) or, as applicable, shares underlying awards based on New Xos common stock, representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of Xos Options is calculated assuming that all New Xos Options are net-settled (although New Xos Options may by their terms be cash exercised, resulting in additional dilution). The Aggregate Merger Consideration does not take into account certain additional issuances which may be made under the terms of the Merger Agreement, including, if applicable, issuances (i) of any Earnout Shares, (ii) to Xos management and employees pursuant to the 2021 Plan and (iii) resulting from the cash exercise (rather than net-settlement)

of New Xos Options. The Eligible Xos Equityholders will also be eligible to receive the Earnout Shares in three equal tranches upon the occurrence of the Earnout Triggering Events. For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Q:     What equity stake will current NextGen shareholders and Xos Stockholders hold in New Xos immediately after the consummation of the Business Combination?

A:     As of the date of this proxy statement/prospectus, there are 46,875,000 ordinary shares issued and outstanding, which includes the 9,375,000 founder shares held by the Sponsor and the 37,500,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,833,334 warrants, which includes the 6,333,334 private placement warrants held by the Sponsor and the 12,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one NextGen Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Xos common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the NextGen fully diluted share capital would be 65,708,334.

It is anticipated that, following the Business Combination, (1) NextGen’s public shareholders are expected to own approximately 19.1% of the outstanding New Xos common stock, (2) Xos Stockholders (without taking into account any public shares held by Xos Stockholders prior to the consummation of the Business Combination) are expected to own approximately 64.9% of the outstanding New Xos common stock, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investor) are expected to collectively own approximately 4.8% of the outstanding New Xos common stock and (4) the Third-Party PIPE Investors are expected to own approximately 11.2% of the outstanding New Xos common stock.

These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any Earnout Shares, (iii) (a) the vesting of all shares of New Xos common stock received in respect of the New Xos Restricted Stock Awards, (b) the vesting and exercise of all New Xos Options for shares of New Xos common stock, (c) the vesting of all New Xos RSUs and the issuance of shares of New Xos common stock in respect thereof and (d) that New Xos issues shares of New Xos common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 127,626,116 shares of New Xos common stock (which assumes that all New Xos Options are net-settled) and (iv) that New Xos issues 20,000,000 shares of New Xos common stock to the PIPE Investors, including the Sponsor Related PIPE Investor, pursuant to the PIPE Investment (which excludes the 2,000,000 shares of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering). If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in New Xos immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in New Xos
	No Additional Redemptions		Additional Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Xos Stockholders(2)	127,626,116	64.9%	127,626,116	79.3%
NextGen’s public shareholders	37,500,000	19.1%	2,000,000	1.2%
Sponsor & related parties(3)	9,425,000	4.8%	9,425,000	5.9%
Third-Party PIPE Investors	21,950,000	11.2%	21,950,000	13.6%
Total	196,501,116	100.0%	161,001,116	100.0%

____________

(1)      Assumes redemptions of 35,500,000 Class A public shares of NextGen in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of March 31, 2021. Excludes 12,500,000 shares underlying private placement warrants, which are not exercisable until the later of 30 days after the Merger or 12 months from the closing of NextGen’s IPO (or October 9, 2021).

(2)      Includes 124,611,519 shares expected to be issued to existing Xos common and preferred stockholders, 634,682 shares expected to be issued to Xos warrant holders and 2,379,915 shares of Xos common stock underlying New Xos Options (which assumes all New Xos Options are net-settled).

(3)      Includes 50,000 shares subscribed for by the Sponsor Related PIPE Investor. Excludes 6,333,334 shares underlying private placement warrants, which are not exercisable until the later of 30 days after the Merger or 12 months from the closing of NextGen’s IPO (or October 9, 2021).

For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Q:     What is the maximum number of shares that may be redeemed in order for NextGen to satisfy the Minimum Cash Condition?

The maximum number of NextGen Class A ordinary shares that may be redeemed in order for NextGen to satisfy the Minimum Cash Condition is 35,500,000 NextGen Class A ordinary shares. The Minimum Cash Condition is waivable by Xos, and if so waived, the maximum amount of redemptions could exceed the 35,500,000 NextGen Class A ordinary shares redemption scenario as presented in this proxy statement/prospectus.

Q:     How has the announcement of the Business Combination affected the trading price of the NextGen Class A ordinary shares?

A:     On February 19, 2021, the trading date before the public announcement of the Business Combination, NextGen’s public units, Class A ordinary shares and warrants closed at $14.44, $13.18 and $4.23, respectively. On June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, the Company’s public units, Class A ordinary shares and warrants closed at $10.64, $9.93 and $2.00, respectively.

Q:     Will the Company obtain new financing in connection with the Business Combination?

A:     Yes. The PIPE Investors have agreed to purchase in the aggregate approximately 22,000,000 shares of New Xos common stock, for approximately $220,000,000 of gross proceeds, in the PIPE Investment, $500,000 of which is expected to be funded by the Sponsor Related PIPE Investor. $20,000,000 of such proceeds will be allocated to Dakota Semler and Giordano Sordoni in the Founder Secondary Offering. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See “BCA Proposal — Related Agreements — Subscription Agreements.”

Q:     Why is NextGen proposing the Domestication?

A:     Our board of directors believes that there are significant advantages to us that will arise as a result of a change of NextGen’s domicile to Delaware. Further, NextGen’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. NextGen’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, NextGen will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which NextGen will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:     What amendments will be made to the current constitutional documents of NextGen?

A:     The Merger Agreement contemplates, among other things, the Domestication. Accordingly, in addition to voting on the Business Combination, NextGen’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace NextGen’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in the following respects:

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 NextGen Class A ordinary shares, 50,000,000 NextGen Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize shares, consisting of shares of New Xos common stock and shares of New Xos preferred stock.
	See paragraph 5 of the Existing Memorandum.	See Article IV, section A of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)

The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by NextGen’s board of directors. Accordingly, NextGen’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of NextGen to carry out a conversion of NextGen Class B ordinary shares on the Closing Date, as contemplated by the current articles of association of NextGen (as may be amended from time to time) (the “Existing Articles”).

The Proposed Organizational Documents authorize the New Xos Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the New Xos Board may determine.

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article IV, section B of the Proposed Certificate of Incorporation.
Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents provide that NextGen’s board of directors shall be composed of one class.

The Proposed Organizational Documents provide that the New Xos Board be divided into three classes, with each class made up of, as nearly as may be possible, of one-third of the total number of directors constituting the entire New Xos Board, with only one class of directors being elected in each year and each class serving a three-year term.

	See paragraph 1 of the Existing Memorandum.	See Article I of the Proposed Certificate of Incorporation.

	Cayman Constitutional Documents	Proposed Organizational Documents
Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “NextGen Acquisition Corporation”	The Proposed Organizational Documents provide that the name of the corporation will be “Xos, Inc.”
	See paragraph 1 of the Existing Memorandum.	See Article I of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal D)

The Cayman Constitutional Documents provide that if NextGen does not consummate a business combination (as defined in the Cayman Constitutional Documents) October 9, 2022, NextGen will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate NextGen’s trust account.

The Proposed Organizational Documents do not include any provisions relating to New Xos’ ongoing existence; the default under the DGCL will make New Xos’ existence perpetual.
	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.
Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware).

See Article VIII of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of NextGen by a related shareholder following a business combination.	The Proposed Organizational Documents do not opt out of Section 203 of the DGCL, and therefore, New Xos will be subject to Section 203 of the DGCL relating to takeovers by interested stockholders.
Default rule under the DGCL.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to NextGen’s status as a blank check company prior to the consummation of a business combination

The Proposed Organizational Documents do not include such provisions related to NextGen’s status as a blank check company, which no longer will apply upon consummation of the Merger, as NextGen will cease to be a blank check company at such time.

See Article 49 of the Cayman Constitutional Documents.

Q:     How will the Domestication affect my ordinary shares, warrants and units?

A:     As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding NextGen Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (2) each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock; (3) each then issued and outstanding NextGen warrant will convert automatically into a New Xos warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding units of NextGen that have not been previously separated into the underlying NextGen Class A ordinary shares and underlying NextGen warrants upon the request of the holder thereof will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant. See “Domestication Proposal” for additional information.

Q:     What are the U.S. federal income tax consequences of the Domestication?

A:     As discussed more fully under the section entitled “U.S. Federal Income Tax Considerations,” it is intended that the Domestication will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Domestication so qualifies, U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder whose NextGen Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of NextGen stock entitled to vote and less than 10% of the total value of all classes of NextGen stock will not recognize any gain or loss and will not be required to include any part of NextGen’s earnings in income;

•        A U.S. Holder whose NextGen Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of NextGen stock entitled to vote and less than 10% of the total value of all classes of NextGen stock will generally recognize gain (but not loss) on the exchange of NextGen Class A ordinary shares for New Xos common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its NextGen Class A ordinary shares provided certain other requirements are satisfied; and

•        A U.S. Holder who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of NextGen stock entitled to vote or 10% or more of the total value of all classes of NextGen stock will generally be required to include in income as a deemed dividend all earnings and profits amount attributable to its NextGen Class A ordinary shares.

NextGen does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under the section entitled “U.S. Federal Income Tax Considerations,” NextGen believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of NextGen Class A ordinary shares or warrants for New Xos common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — PFIC Considerations — D. QEF Election and Mark-to-Market Election” with respect to their NextGen Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the

Code. Currently, there are no elections available that apply to NextGen warrants, and the application of the PFIC rules to NextGen warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations.”

Each U.S. Holder of NextGen Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of NextGen Class A ordinary shares and warrants for New Xos common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s New Xos common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:     Did the board of directors of NextGen obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. Although the Cayman Constitutional Documents do not require NextGen to seek an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions unless it pursues a business combination with an affiliated company, the board of directors of NextGen received an opinion dated February 21, 2021, of Rothschild & Co US Inc. (“Rothschild & Co”) as to whether the Aggregate Consideration (as defined in the section entitled “BCA Proposal — Opinion of Rothschild & Co”), payable pursuant to the Merger Agreement was fair, from a financial point of view, to NextGen. These factors are discussed in greater detail the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination.” See also the section entitled “BCA Proposal — Opinion of Rothschild & Co,” and the opinion of Rothschild & Co attached hereto as Annex K for additional information.

Q:     Do I have redemption rights?

A:     If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:     How do I exercise my redemption rights?

A:     If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

•        (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental, NextGen’s transfer agent, that New Xos redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental, NextGen’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to             , Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, NextGen’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, NextGen’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of NextGen’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, NextGen’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that NextGen’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, NextGen’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, NextGen’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, NextGen’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, New Xos will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of New Xos common stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:     If I am a holder of units, can I exercise redemption rights with respect to my units?

A:     No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, NextGen’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, NextGen’s transfer agent, by             , Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     It is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its New Xos common stock will generally be treated as selling such New Xos common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of New Xos common stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:     What happens to the funds deposited in the trust account after consummation of the Business
Combination?

A:     Following the closing of NextGen’s initial public offering, an amount equal to $375.0 million ($10.00 per unit) of the net proceeds from NextGen’s initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) was placed in the trust account. As of March 31, 2021, funds in the trust account totaled $375,017,221 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of NextGen’s obligation to redeem 100% of the public shares if it does not complete a business combination by October 9, 2022 and (3) the redemption of all of the public shares if NextGen is unable to complete a business combination by October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of NextGen public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of New Xos following the Business Combination. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:     What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:     Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of Xos to consummate the Merger are conditioned on, among other things, that as of the Closing, the sum of the Trust Amount plus the PIPE Investment is at least equal to the Minimum Available Cash Amount. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause New Xos’ net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of NextGen and Xos, (ii) effectiveness of this proxy statement/registration statement on Form S-4 to be filed by NextGen in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) receipt of approval for listing on Nasdaq, the shares of New Xos common stock to be issued in connection with the Merger, (v) that NextGen have at least $5,000,001 of net tangible assets upon the Closing, (vi) the absence of any injunctions or laws prohibiting the Merger, (vii) the absence of a material adverse effect on Xos and (viii) customary bringdown of the representations, warranties and covenants of the parties therein.

The Merger Agreement provides that the obligations of Xos to consummate the Merger are conditioned on, among other things, that as of the Closing, the sum of the Trust Amount plus the PIPE Investment is at least equal to the Minimum Available Cash Amount.

For more information about conditions to the consummation of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the third quarter of 2021. This date depends, among other things, on the approval of the proposals to be put to NextGen shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by NextGen’s shareholders at the extraordinary general meeting and NextGen elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see “BCA Proposal — The Merger Agreement.”

Q:     What happens if the Business Combination is not consummated?

A:     NextGen will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If NextGen is not able to complete the Business Combination with Xos by October 9, 2022 and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, NextGen will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:     Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:     Neither NextGen’s shareholders nor NextGen’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:     What do I need to do now?

A:     NextGen urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. NextGen’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:     When and where will the extraordinary general meeting be held?

A:     The extraordinary general meeting will be held at             , Eastern Time, on             , 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or virtually via live webcast at https://www.cstproxy.com/nextgenacq/sm2021, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:     Who is entitled to vote at the extraordinary general meeting?

A:     The NextGen board of directors has fixed             , 2021 as the record date for the extraordinary general meeting. If you were a shareholder of NextGen at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the extraordinary general meeting.

Q:     How many votes do I have?

A:     NextGen shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 46,875,000 ordinary shares issued and outstanding, of which 37,500,000 were issued and outstanding public shares.

Q:     What constitutes a quorum?

A:     A quorum of NextGen shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 23,437,501 ordinary shares would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the extraordinary general meeting?

A:     The following votes are required for each proposal at the extraordinary general meeting:

•        BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:     What are the recommendations of NextGen’s board of directors?

A:     NextGen’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of NextGen’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     How does the Sponsor intend to vote their shares?

A:     Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) NextGen’s net tangible assets (as determined in accordance with Rule 3a51(g) (1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. NextGen will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     What happens if I sell my NextGen ordinary shares before the extraordinary general meeting?

A:     The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to NextGen’s Secretary at NextGen’s address set forth below so that it is received by NextGen’s Secretary prior to the vote at the extraordinary general meeting (which is scheduled to take place on             , 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to NextGen’s Secretary, which must be received by NextGen’s Secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the extraordinary general meeting?

A:     If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of New Xos. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of NextGen. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:     What should I do with my share certificates, warrant certificates or unit certificates?

A:     Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, NextGen’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to             , Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of NextGen units, Class A ordinary shares, Class B ordinary shares and warrants will receive shares of New Xos common stock and warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Class B ordinary shares or warrants.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:     NextGen will pay the cost of soliciting proxies for the extraordinary general meeting. NextGen has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. NextGen has agreed to pay Morrow a fee of $32,500, plus disbursements (to be paid with non-trust account funds). NextGen will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of NextGen Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of NextGen Class A ordinary shares and in obtaining voting instructions from those owners. NextGen’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Where can I find the voting results of the extraordinary general meeting?

A:     The preliminary voting results will be expected to be announced at the extraordinary general meeting. NextGen will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
Email: NGAC@investor.morrowsodali.com

You also may obtain additional information about NextGen from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, NextGen’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to             , Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company, 1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-Mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

Combined Business Summary

The Parties to the Business Combination

NextGen

NextGen Acquisition Corporation is a blank check company incorporated on July 29, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. NextGen has neither engaged in any operations nor generated any revenue to date. Based on NextGen’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On October 9, 2020, NextGen consummated its initial public offering of its units, with each unit consisting of one NextGen Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, NextGen completed the private sale of 6,000,000 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to us of $9.0 million. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, simultaneously with the closing of the over-allotment, NextGen consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 333,334 private placement warrants by the Sponsor, generating gross proceeds to the Company of $500,000. The private placement warrants are identical to the warrants sold as part of the units in NextGen’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of NextGen’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of NextGen’s initial public offering, a total of $375.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of March 31, 2021, funds in the trust account totaled $375,017,221. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend NextGen’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) to modify the substance or timing of NextGen’s obligation to redeem 100% of the public shares if it does not complete a business combination by October 9, 2022, and (3) the redemption of all of the public shares if NextGen is unable to complete a business combination by October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

The NextGen units, NextGen Class A ordinary shares and NextGen warrants are currently listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “NGACU,” “NGAC” and “NGACW,” respectively.

NextGen’s principal executive office is located at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431. Its telephone number is (561) 208-8860. NextGen’s corporate website address is https://www.nextgenacq.com/. NextGen’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Sub

Sky Merger Sub I, Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of NextGen. Merger Sub does not own any material assets or operate any business.

Xos

Xos is a mobility solutions company manufacturing Class 5 to 8 battery-electric commercial vehicles and facilitating fleet ownership both with fleet owners’ transition from traditional internal combustion engine vehicles to electric vehicles and their continued operation through Xos’ subscription package for services such as vehicle maintenance and financing. Its mission is to decarbonize commercial transportation by developing innovative technologies and intelligent mobility solutions at the intersection of energy and software. Xos developed the X-Platform (its proprietary, purpose-built vehicle chassis platform) and the X-Pack (its proprietary battery system) specifically for the medium- and heavy-duty commercial vehicle segment with a focus on last-mile commercial fleet operations. Xos’ “Fleet-as-a-Service” package offers its customers a comprehensive suite of commercial products and services to facilitate electric fleet operations and seamlessly transition their traditional combustion-engine fleets to battery-electric vehicles.

Xos’ innovative X-Platform and X-Pack provide modular features that allow Xos to accommodate a wide range of last-mile applications and enable Xos to offer clients industry-leading total cost of ownership. The X-Platform, Xos’ chassis platform, and X-Pack, Xos’ battery technology, are available for purchase as part of the Xos vehicle. The X-Platform and X-Pack were both engineered to be modular in nature to allow fleet operators to customize their vehicles to fit their commercial applications (e.g., upfitting with a specific vehicle body and/or tailoring battery range) for minimal additional cost. In addition to a competitive vehicle purchase price, Xos’ technology can also drive savings throughout ownership through increased vehicle uptime, greater payload capacity and reduced service and maintenance expense. Ninety percent of vehicles in Xos’ targeted segments operate on routes under 200 miles per shift (referred to as “last-mile” routes). Vehicles that fulfill these predictable last-mile routes generally return to base hubs on a daily basis. Such vehicles are ideal candidates for electrification as operators are able to connect them to dedicated charging infrastructure. Xos’ modular and cost-effective vehicles have been on the road and in customers’ hands since 2018, validating the durability and low-cost design of Xos’ vehicles. As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modiﬁcation and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders by the end of 2022.

Xos has taken a conservative approach to capital deployment with its “Flex” manufacturing strategy, which leverages its strategic partners’ existing local facilities and labor to assemble up to 5,000 vehicles annually per facility at an estimated future cost of approximately $45 million dollars per facility build out, with the flexibility to increase or decrease its manufacturing capacity with minimal lead time. This strategy enables Xos to scale its operations in a capital efficient manner and in lockstep with market demand. As of June 1, 2021, Xos has partnered with two third-party contract manufacturer partners — Metalsa and Fitzgerald — to operate two Flex facilities with the combined capacity to manufacture up to approximately 10,000 vehicles per year once fully ramped up.

Xos’ Fleet-as-a-Service product facilitates the transition from traditional internal combustion engine vehicles to battery electric vehicles and provides fleet operators with a comprehensive set of solutions and products (including, but not limited to, energy services, service and maintenance, vehicle telematics, OTA updates and financing) to transition to and operate an electric vehicle fleet. This product offering will combine traditionally disaggregated services into a bundled service package, thus reducing the cost and friction associated with electrifying commercial fleets. Services to be offered in Xos’ Fleet-as-a-Service offerings include Xos’ proprietary technology and in-house services (X-Platform, digital fleet management products, over-the-air software update technology, and a wide-range of service products) and offerings from Xos’ industry leading partners, such as Dickinson Fleet Services for service and maintenance and DLL for financing. Fleet-as-a-Service is expected to increase the lifetime revenue of each vehicle sold by Xos. As of June 1, 2021, five customers have subscribed to Xos’ Fleet-as-a-Service offering. As of March 31, 2021, Xos has generated $2.6 million in revenue (or 53% of its revenue) from vehicle sales and $2.3 million in revenue (or 47% of its revenue) from its Fleet-as-a-Service offering.

Xos believes its growth in the coming years is supported by the strong secular tailwinds of climate change and e-commerce. Commercial trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The U.S. federal, state and foreign governments, along with corporations such as UPS, FedEx and Amazon, have set ambitious goals to reduce greenhouse gas emissions. Simultaneously, e-commerce continues to grow rapidly and has been accelerated by changes in consumer purchasing behavior during the COVID-19 pandemic. Xos believes the increased regulation relating to commercial vehicles, the launch of sustainability initiatives from leading financial and corporate institutions and the rapid growth of last-mile logistics will fuel accelerated adoption of Xos’ products worldwide.

Xos’ principal executive office is located at 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065. Its telephone number is (818) 316-1890.

For more information about Xos, see the sections entitled “Information about Xos” and “Xos’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Proposals to be Put to the Shareholders of NextGen at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of NextGen and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, NextGen is asking its shareholders to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021, by and among NextGen, Merger Sub and Xos, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of NextGen to Delaware as described below, the merger of Merger Sub with and into Xos (the “Merger”), with Xos surviving the merger as a wholly owned subsidiary of New Xos, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination,” NextGen’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for NextGen’s initial public offering, including that the business of Xos and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see the section entitled “BCA Proposal.”

Aggregate Merger Consideration

At the Effective Time (after giving effect to the Xos Warrant Settlement and Xos Preferred Conversion), all outstanding shares of Xos common stock as of immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, together with shares of Xos common stock reserved in respect of Xos Awards outstanding as of immediately prior to the Closing that will be converted into awards based on New Xos common stock, as more fully described elsewhere in this proxy statement/prospectus, will be cancelled in exchange for the right to receive, or the reservation of, an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share)

or, as applicable, shares underlying awards based on New Xos common stock, representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). The Aggregate Merger Consideration does not take into account certain additional issuances which made be made under the terms of the Merger Agreement, including, if applicable, issuances (i) of any Earnout Shares, (ii) to Xos management and employees pursuant to the 2021 Plan and (iii) resulting from the cash exercise (rather than net-settlement) of New Xos Options. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Xos Earnout Shares

During the Earnout Period, the Eligible Xos Equityholders will have the right to receive up to 19,650,583 additional shares of New Xos common stock in the aggregate, referred to herein as the Earnout Shares, in three equal tranches upon the occurrence of each Earnout Triggering Event. For further details, see “BCA Proposal — The Merger Agreement — Consideration — Xos Earnout Shares.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of NextGen and Xos, (ii) effectiveness of the proxy statement/registration statement of which this proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) receipt of approval for listing on Nasdaq, the shares of New Xos common stock to be issued in connection with the Merger, (v) that NextGen have at least $5,000,001 of net tangible assets upon the Closing, (vi) the absence of any injunctions or laws prohibiting the Merger, (vii) the absence of a material adverse effect on Xos and (viii) customary bringdown of the representations, warranties and covenants of the parties therein.

Other conditions to Xos’ obligations to consummate the Merger include, among others, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their redemption rights pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen) (such amount, the “Trust Amount”), and the PIPE Investment Amount, in the aggregate, is equal to at least $220.0 million (the “Minimum Available Cash Amount”).

If the Available Cash (the sum of the Trust Amount and PIPE Investment) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Xos. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will NextGen redeem public shares in an amount that would cause New Xos’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

For further details, see the section entitled “BCA Proposal — The Merger Agreement.”

Domestication Proposal

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then NextGen will ask its shareholders to approve by special resolution the Domestication Proposal. The board of directors of NextGen has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of NextGen’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while NextGen is currently governed by the Cayman Islands Companies Act, upon the Domestication, New Xos will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, NextGen encourages shareholders to carefully review the information in the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding NextGen Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (2) each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (3) each then issued and outstanding NextGen warrant will convert automatically into a New Xos warrant, pursuant to the Warrant Agreement and (4) each NextGen unit will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant.

For further details, see the section entitled “Domestication Proposal.”

Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, NextGen will ask its shareholders to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Islands Companies Act, with the Proposed Organizational Documents, under the DGCL. NextGen’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of New Xos after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

(A)    Organizational Documents Proposal A — to authorize the change in the authorized share capital of NextGen from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “NextGen Class A ordinary shares”), 50,000,000 NextGen Class B ordinary shares, par value $0.0001 per share (the “NextGen Class B ordinary shares” and, together with the NextGen Class A ordinary shares, the “ordinary shares”), and 5,000,000 preference shares, par value $0.0001 per share (the “NextGen preferred shares”), to          shares of common stock, par value $0.0001 per share, of New Xos (the “New Xos common stock”) and              shares of preferred stock, par value $0.0001 per share, of New Xos (the “New Xos preferred stock”);

(B)    Organizational Documents Proposal B — to authorize the New Xos Board to issue any or all shares of New Xos preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Xos Board and as may be permitted by the DGCL;

(C)    Organizational Documents Proposal C — to provide that the New Xos Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term; and

(D)    Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex I and Annex J, respectively), including (1) changing the corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.”, (2) making New Xos’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) being subject to the provisions of Section 203 of the DGCL and (5) removing certain provisions related to NextGen’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which NextGen’s board of directors believes is necessary to adequately address the needs of New Xos after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and NextGen encourages shareholders to carefully review the information set out in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of New Xos.

Director Election Proposal

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, NextGen’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of                directors. For additional information on the proposed directors, see the section entitled “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, NextGen’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal. For additional information, see the section entitled “Stock Issuance Proposal.”

Equity Incentive Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are approved, NextGen’s shareholders are also being asked to approve by ordinary resolution the 2021 Plan, in order to comply with The Nasdaq Stock Market Listing Rule 5635(c) and the Internal Revenue Code. For additional information, see the section entitled “Equity Incentive Plan Proposal.”

ESPP Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal are approved, NextGen’s shareholders are also being asked to approve by ordinary resolution the ESPP, in order to comply with The Nasdaq Stock Market Listing Rule 5635(c) and the Internal Revenue Code. For additional information, see the section entitled “ESPP Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize NextGen to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved, including as a result of the failure of any other cross-conditioned Condition Precedent Proposal to be approved), NextGen’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see the section entitled “Adjournment Proposal.”

NextGen’s Board of Directors’ Reasons for the Business Combination

NextGen was organized for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

In evaluating the Business Combination, the NextGen board of directors consulted with NextGen’s management and considered a number of factors. In particular, the NextGen board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•        Xos’ Large and Growing Addressable Market.    The U.S. and global markets for last mile medium- and heavy-duty truck sales are estimated to be approximately $34 billion and $100 billion annually, respectively. Further, transportation is the largest contributor to greenhouse gas emissions in the U.S. with trucks identified as the largest per capita contributor, and government regulation of emissions has been intensifying as a result. 15 U.S. states have committed to transition to zero-emission vehicles. Globally, nearly 20 countries have made commitments to phase out fossil fuel use vehicles by 2040. A new mobility ecosystem is emerging in the face of e-commerce growth and increasing demand for alternative fuel vehicles from governments, investors and customers. These commitments are expected to drive electric vehicle adoption in the last mile delivery segment.

•        Xos’ Customer Traction.    Xos’ purpose-built vehicles have been deployed since 2018 in customer fleets, making efficient, clean and quiet daily deliveries on ordinary-course business routes. As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modiﬁcation and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders by the end of 2022.

•        Xos’ Purpose-Built Technology.    Xos’ proprietary battery technology is purpose-built for the commercial market, including its “cut-to-length” modular architecture accommodating range and payload requirements, a 200,000 mile usable life, as well as local, independent, and controlled air-based cooling and battery management software performing at the pack-level. Furthermore, Xos designed and developed its fully-modular chassis platform which serves as the foundation for all of its on-highway vehicle products. The platform features the flexibility to accommodate a range of vehicle classes and bodies enabling it to serve many last-mile commercial vehicle use cases.

•        Expected Industry-Leading Total Cost of Ownership.    Xos offers vehicles that are expected to deliver industry-leading total cost of ownership relative to both diesel and other alternative fuel options. The commercial vehicle market is characterized by a strong focus on total cost of ownership and overall financial rationale for purchasing. Xos vehicles are priced at a slight premium to diesel alternatives and generally feature shorter payback periods than alternative zero emission vehicle offerings. Further, Xos’ financing options enable fleet customers to realize savings and reduce the total cost of ownership further.

•        Xos’ Efficient and Scalable Manufacturing Model.    Xos’ Flex manufacturing allows for rapid scale and flexibility. Through its factory management systems and line design, Xos is able to reduce its costs, development time and footprint across all stages of the manufacturing process. This Flex strategy allows Xos to scale and co-locate facilities in line with the growth of its order book and production schedule thereby mitigating supply chain risk and allowing Xos to address market demand real-time.

•        Xos’ Multiple Avenues to Accelerate Growth Opportunities.    Xos appears poised to expand its business internationally, due to the following characteristics: global partnership network, multinational contracted and target customers, Flex manufacturing strategy, modular X-Platform, last mile and return-to-base focus, and expected industry-best total cost of ownership. Xos also anticipates supplementing vehicle sales with fleet services in order to accelerate customer adoption, drive customer retention and ultimately generate higher lifetime revenue per vehicle. Unlike the traditional OEM model where fleet services remain fragmented across multiple providers, Xos offers a bundled package providing fleets the tools and services they need to go electric and operate their vehicles through a single point of contact. Through its financing providers including partners such as DLL, Xos is able to offer both the vehicle and fleet services at a fixed monthly expense, providing fleet customers simplicity and stability.

•        Experienced Management Team.    The NextGen board of directors believes that Xos’ management team has extensive experience in key aspects of fleet management, battery technology, and the automotive and transportation sectors. Xos’ management team is led by its co-founders, Dakota Semler and Giordano Sordoni, who serve as Chief Executive Officer and Chief Operating Officer, respectively, and executives with experience from leading companies such as Tesla, AC Propulsion, Navistar, Cummins, PACCAR, Virgin Hyperloop One, UBS and Deutsche Bank. We expect that Xos executives will continue with the combined company following the Business Combination. For additional information regarding New Xos’ executive officers, see the section entitled “Management of New Xos Following the Business Combination — Executive Officers.”

•        Attractive Entry Valuation.    New Xos will have an anticipated initial pre-transaction enterprise value of $1.45 billion, implying a 0.5x multiple of 2024 projected revenue. After the completion of the Business Combination, the majority of the net proceeds from NextGen’s trust account and the PIPE Investment is expected to be held on New Xos’ balance sheet to fund operations, scale manufacturing and support continued growth into new products, services and geographical markets.

For a more complete description of the NextGen board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the NextGen board of directors, see the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, NextGen entered into a sponsor support agreement, with the Sponsor, two directors of NextGen (Mr. Mattson and Mr. Summe) and Xos, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements — Sponsor Support Agreement.”

Xos Stockholder Support Agreement

In connection with the execution of the Merger Agreement, NextGen entered into a stockholder support agreement with Xos and certain stockholders of Xos (the “Requisite Xos Stockholders”), a copy of which is attached to this proxy statement/prospectus as Annex C (the “Xos Stockholder Support Agreement”). Pursuant to the Xos Stockholder Support Agreement, the Requisite Xos Stockholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions of the Xos Stockholder Support Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements — Xos Stockholder Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New Xos, the Sponsor and the Xos Registration Rights Holders will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Xos will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Xos common stock and other equity securities of New Xos that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. For additional information, see the section entitled “BCA Proposal — Related Agreements—Registration Rights Agreement.”

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, NextGen entered into the Subscription Agreements, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 22,000,000 shares of New Xos common stock at $10.00 per share for an aggregate commitment amount of $220,000,000, with $20,000,000 of such proceeds allocated to Dakota Semler and Giordano Sordoni in the Founder Secondary Offering. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the Business Combination having been satisfied or waived. The closings under the Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see the section entitled “BCA Proposal — Related Agreements — PIPE Subscription Agreements.”

Ownership of New Xos following the Business Combination

As of the date of this proxy statement/prospectus, there are 46,875,000 ordinary shares issued and outstanding, which includes the 9,375,000 founder shares held by the Sponsor and the 37,500,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,833,334 warrants, which includes the 6,333,334 private placement warrants held by the Sponsor and the 12,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one NextGen Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Xos common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the NextGen fully diluted share capital would be 65,708,334.

It is anticipated that, following the Business Combination, (1) NextGen’s public shareholders are expected to own approximately 19.1% of the outstanding New Xos common stock, (2) Xos Stockholders (without taking into account any public shares held by Xos Stockholders prior to the consummation of the Business Combination) are expected to own approximately 64.9% of the outstanding New Xos common stock, (3) the Sponsor (including the

Sponsor Related PIPE Investor) are expected to collectively own approximately 4.8% of the outstanding New Xos common stock and (4) the Third-Party PIPE Investors are expected to own approximately 11.2% of the outstanding New Xos common stock.

These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any Earnout Shares, (iii) (a) the vesting of all shares of New Xos common stock received in respect of the New Xos Restricted Stock Awards, (b) the vesting and exercise of all New Xos Options for shares of New Xos common stock, (c) the vesting of all New Xos RSUs and the issuance of shares of New Xos common stock in respect thereof and (d) that New Xos issues shares of New Xos common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 127,626,116 shares of New Xos common stock (assuming that all New Xos Options are net-settled), and (iv) that New Xos issues 20,000,000 shares of New Xos common stock to the PIPE Investors pursuant to the PIPE Investment (which excludes the 2,000,000 shares of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering). If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

The following table illustrates varying ownership levels in New Xos immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in New Xos
	No Additional Redemptions		Additional Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Xos stockholders(2)	127,626,116	64.9%	127,626,116	79.3%
NextGen’s public shareholders	37,500,000	19.1%	2,000,000	1.2%
Sponsor & related parties(3)	9,425,000	4.8%	9,425,000	5.9%
Third-party PIPE investors	21,950,000	11.2%	21,950,000	13.6%
Total	196,501,116	100.0%	161,001,116	100.0%

____________

(1)      Assumes redemptions of 35,500,000 Class A public shares of NextGen in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of March 31, 2021. Excludes 12,500,000 shares underlying private placement warrants, which are not exercisable until the later of 30 days after the Merger or 12 months from the closing of NextGen’s IPO (or October 9, 2021).

(2)      Includes 124,611,519 shares expected to be issued to existing Xos common and preferred stockholders, 634,682 shares expected to be issued to Xos warrant holders and 2,379,915 shares of Xos common stock underlying New Xos Options (which assumes all New Xos Options are net-settled).

(3)      Includes 50,000 shares subscribed for by the Sponsor Related PIPE Investor. Excludes 6,333,334 shares underlying private placement warrants, which are not exercisable until the later of 30 days after the Merger or 12 months from the closing of NextGen’s IPO (or October 9, 2021).

Date, Time and Place of Extraordinary General Meeting of NextGen’s Shareholders

The extraordinary general meeting of the shareholders of NextGen will be held at           , Eastern Time, on             , 2021, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York NY 10001, or virtually via live webcast at https://www.cstproxy.com/nextgenacq/sm2021, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

NextGen shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on               , 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. NextGen warrants do not have voting rights. As of the close of business on the record date, there were 46,875,000 ordinary shares issued and outstanding, of which 37,500,000 were issued and outstanding public shares.

Quorum and Vote of NextGen Shareholders

A quorum of NextGen shareholders is necessary to hold a valid meeting. A quorum will be present at the NextGen extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 23,437,501 ordinary shares would be required to achieve a quorum.

The Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

•        BCA Proposal:    The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Organizational Documents Proposals:    The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Stock Issuance Proposal:    The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Equity Incentive Plan Proposal:    The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        ESPP Proposal:    The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

•        Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of NextGen that New Xos redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        (i) hold public shares or (ii) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental Stock Transfer & Trust Company (“Continental”), NextGen’s transfer agent, that New Xos redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental, NextGen’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, such holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, NextGen’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, NextGen’s transfer agent, New Xos will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New Xos common stock that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of NextGen — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of NextGen have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither NextGen shareholders nor NextGen warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. NextGen has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of NextGen — Revoking Your Proxy.”

Interests of NextGen’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of NextGen’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and NextGen’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of NextGen shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        The 9,375,000 NexGen Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.93 per public share on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $93.1 million (after giving effect to the conversion of such NexGen Class B ordinary shares into shares of New Xos common stock in connection with the Merger, including after giving effect to the Domestication). The Sponsor purchased such 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000 prior to NextGen’s initial public offering. If NextGen does not consummate a business combination by October 9, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 9,375,000 NextGen Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, NextGen would likely have few, if any, net assets and because the Sponsor and NextGen’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any NextGen Class A ordinary shares and NextGen Class B ordinary shares held by it or them, as applicable, if NextGen fails to complete a business combination within the required period.

•        The Sponsor purchased an aggregate of 6,333,334 private placement warrants from NextGen simultaneously with the consummation of NextGen’s initial public offering for an aggregate purchase price of $9.5 million, which will automatically convert into 6,333,334 New Xos warrants in connection with the Merger (including after giving effect to the Domestication). The 6,333,334 private placement warrants, if valued based on the closing price of $2.00 per public warrant on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $12.7 million, but may expire and become worthless if NextGen fails to complete a business combination by October 9, 2022. As a result of Sponsor’s interest in the NextGen Class B ordinary shares and private placement warrants, Sponsor and its affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect NextGen’s initial business combination.

•        The Sponsor Related PIPE Investor has subscribed for $500,000 of the PIPE Investment, for which it will receive up to 50,000 shares of New Xos common stock. The 50,000 shares of New Xos common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $496,500 based upon the closing price of $9.93 per public share on Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — NextGen Acquisition Corporation — Subscription Agreements”.

•        Pursuant to that certain Amended and Restated Limited Liability Company Agreement, dated as of August 14, 2020, by and among NextGen’s directors and executive officers and their affiliates, as applicable (the “Sponsor LLC Agreement”), certain of NextGen’s directors and executive officers made certain capital contributions to the Sponsor, the proceeds of which were used by the Sponsor to purchase the 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000. In addition, certain affiliates of George N. Mattson and Gregory L. Summe, as well as affiliates of each of NextGen’s directors, have made certain at-risk capital contributions, the proceeds of which were used by the Sponsor to purchase the 6,333,334 private placement warrants for $9.5 million. Upon or after the consummation of a business combination and as determined by certain members of the Sponsor, certain of NextGen’s directors and executive officers are entitled to receive distributions of the assets of the Sponsor pursuant to the terms of the Sponsor LLC Agreement. As such, certain of NextGen’s directors and executive officers have a direct or indirect economic interest in the securities owned by the Sponsor.

•        In the event that NextGen fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, NextGen will be required to provide for payment of claims of creditors that were not waived that may be brought against NextGen within the ten years following such redemption. In order to protect the amounts held in NextGen’s trust account, the Sponsor has agreed that it will be liable to NextGen if and to the extent any claims by a third party (other than NextGen’s independent auditors) for services rendered or products sold to NextGen, or a prospective target business with which NextGen has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of NextGen’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        In order to finance transaction costs in connection with a Business Combination, the Sponsor has advanced funds to NextGen for working capital purposes, including $440,000 as of June 24, 2021. These outstanding advances have been documented in a promissory note, dated as of March 29, 2021 (the “Promissory Note”), issued by NextGen to the Sponsor, pursuant to which NextGen may borrow up to $1,000,000 from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of October 9, 2022 and the date NextGen consummates its initial business combination. If NextGen does not complete the initial business combination within the required period, NextGen may use a portion of the working capital held outside the trust account to repay such advances and any other working capital advances made to NextGen, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to NextGen, and Sponsor may not be able to recover the value it has loaned to NextGen and any other working capital advances it may make.

•        NextGen’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on NextGen’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of working capital advances. However, if NextGen fails to consummate a business combination by October 9, 2022, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, NextGen may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of June 24, 2021 there was $440,000 of unpaid reimbursable expenses or working capital advances outstanding (which consists of funds advanced to NextGen by Sponsor pursuant to the Promissory Note).

•        As noted above, Sponsor purchased 9,375,000 NextGen Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0027 per share (after taking into account the forfeiture by Sponsor of 687,000 founder shares as a result of the underwriter’s partial exercise of the over-allotment option). As a result, Sponsor will have a rate of return on its investment which differs from the rate of return of NextGen shareholders who purchased NextGen shares at various other prices, including NextGen shares included in NextGen units that were sold at $10.00 per unit in NextGen’s initial public offering. The closing price of NextGen’s public shares on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.93. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock. In the event the stock price of the post-combination company falls below the price paid by a NextGen shareholder at the time of purchase of the NextGen shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such NextGen shareholder does not.

•        George Mattson, a current director of NextGen, is expected to be a director of New Xos after the consummation of the Business Combination. As such, in the future, Mr. Mattson may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Xos Board determines to pay to its non-employee directors.

•        The Sponsor (including its representatives and affiliates) and NextGen’s directors and officers may in the future become, affiliated with entities that are engaged in a similar business to NextGen. For example, Mr. Mattson and Mr. Summe, each of whom serves as an officer and director of NextGen and may be considered an affiliate of the Sponsor, have also recently incorporated NextGen Acquisition Corporation II (“NGCA II”), which is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effective an initial business combination. Mr. Mattson and Mr. Summe are Co-Chairmen of NGCA II, and each of our other officers is also an officer of NGCA II and owe fiduciary duties under Cayman Islands Companies Act to NGCA II. The Sponsor and NextGen’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to NextGen completing its initial business combination. NextGen’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to NextGen, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in NextGen’s favor and such potential business opportunities may be presented to other entities prior to their presentation to NextGen, subject to applicable fiduciary duties under Cayman Islands Companies Act. NextGen’s Cayman Constitutional Documents provide that NextGen renounces its interest in any corporate opportunity offered to any director or officer of NextGen unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of NextGen and it is an opportunity that NextGen is able to complete on a reasonable basis.

•        NextGen’s existing directors and officers will be eligible for continued indemnification and continued coverage under NextGen’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

•        Pursuant to the Registration Rights Agreement, the Sponsor and the Sponsor Related PIPE Investor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Xos common stock and warrants held by such parties following the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or NextGen’s securities, the Sponsor, Xos or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Xos or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and each of the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) NextGen’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. NextGen will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of Xos’ Directors and Executive Officers in the Business Combination

When you consider the recommendation of NextGen’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that Xos’ directors and executive officers may have interests in such proposal that are different from, or in addition to, those of NextGen’s shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        Dakota Semler.    On February 21, 2021, Xos entered into a Stock Transfer Agreement with Xos’ Chief Executive Officer, Dakota Semler, and agreed that following the consummation of the Business Combination and in connection with the Founders Secondary Offering, Mr. Semler will sell 1,000,000 shares of New Xos common stock to the PIPE Investors for $10.00 per share, for an aggregate purchase price of $10,000,000.

•        Giordano Sordoni.    On February 21, 2021, Xos entered into a Stock Transfer Agreement with Xos’ Chief Operating Officer, Giordano Sordoni, and agreed that following the consummation of the Business Combination and in connection with the Founders Secondary Offering, Mr. Sordoni will sell 1,000,000 shares of New Xos common stock to the PIPE Investors for $10.00 per share, for an aggregate purchase price of $10,000,000. On June 24, 2019, Mr. Sordoni issued a partial-recourse promissory note to Xos pursuant to which Mr. Sordoni agreed to pay Xos an amount equal to $364,266.68 plus interest at a rate of 2.38% per annum, compounded annually. In connection with and prior to the consummation of the Business Combination, this promissory note will be forgiven in full by Xos.

•        Treatment of Xos Equity Awards in the Business Combination.    Pursuant to the Merger Agreement, all outstanding stock options and restricted stock units granted by Xos prior to the Closing will be converted to awards for shares of New Xos common stock that will be subject to the same terms and conditions as were in effect prior to the Closing. See the sections entitled “The Merger Agreement—Treatment of Xos Options, Restricted Stock Awards and Restricted Stock Unit Awards” and “Beneficial Ownership of Securities” for more information.

•        Executive Officer Employment Agreements.    Prior to the Closing, each of Mr. Semler, Mr. Sordoni, Robert Ferber, Xos’ Chief Technology Officer, and Kingsley Afemikhe, Xos’ Chief Financial Officer, are expected to enter into employment agreements with NextGen, Xos or an affiliate of NextGen or Xos, in each case in form and substance reasonably satisfactory to NextGen and to be effective no later than the Closing, which employment agreements will be subject to ratification by the New Xos Board following the Closing.

Recommendation to Shareholders of NextGen

NextGen’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of NextGen’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) that New Xos issues or, as applicable, reserves for issuance in respect of Xos Awards outstanding as of immediately prior to the Closing that will be converted into awards based on New Xos common stock, an aggregate of 127,626,116 shares of New Xos common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement (which assumes that all New Xos Options are net-settled). If the actual facts are different from these assumptions, the below figures will be different.

Sources		Uses
($ in thousands)
Cash and investments held in trust account(1)	$375,017	Cash to balance sheet	$515,017
PIPE Investment(2)	200,000	Transaction expenses(3)	60,000
Total sources	$575,017	Total uses	$575,017

____________

(1)      Calculated as of March 31, 2021.

(2)      Shares issued in the PIPE Investment are at a deemed value of $10.00 per share. Excludes $20 million of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering.

(3)      Includes deferred underwriting commission of $13.1 million and estimated transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see the section entitled “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Xos immediately following the Domestication will be the same as those of NextGen immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in Accounting Standards Codification (“ASC”) 805, NextGen is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Xos issuing stock for the net assets of NextGen, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Xos.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 5, 2021, NextGen and Xos filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period expired on April 5, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NextGen cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NextGen cannot assure you as to its result.

None of NextGen nor Xos are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

NextGen is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in NextGen’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. NextGen has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NextGen, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NextGen’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of NextGen’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at NextGen’s extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

•        Xos is an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•        Xos will require significant capital to develop and grow our business, and Xos may be unable to adequately control the costs associated with its operations.

•        Xos has yet to achieve positive operating cash flow and, given its projected funding needs, its ability to generate positive cash flow is uncertain.

•        Xos’ financial results may vary significantly from period to period due to fluctuations in its operating costs, product demand and other factors.

•        Xos’ operating and financial results forecast relies in large part upon assumptions and analyses developed by Xos. If these assumptions or analyses prove to be incorrect, Xos’ actual operating results may be materially different from its forecasted results.

•        Xos’ business plans require a significant amount of capital. In addition, Xos’ future capital needs may require Xos to sell additional equity or debt securities that may dilute its stockholders or introduce covenants that may restrict its operations or its ability to pay dividends.

•        Xos’ limited operating history makes evaluating its business and future prospects difficult and may increase the risk of your investment.

•        Xos’ Fleet-as-a-Service offering is novel in the industry and has yet to be tested in the long-term. Any failure to commercialize Xos’ strategic plans could have a material adverse effect on its operating results and business, harm our reputation and could result in substantial liabilities that exceed its resources.

•        Xos may experience significant delays in the design, manufacturing and wide-spread deployment of its vehicles, which could harm its business, prospects, financial condition and operating results.

•        Xos’ ability to develop and manufacture vehicles and battery packs of sufficient quality and appeal to customers on schedule and on a large scale will require significant capital expenditures and is unproven and still evolving.

•        Xos has no experience to date in high volume manufacturing of its vehicles and battery packs, and currently relies and will continue to rely on third-party contract manufacturing partners to manufacture its vehicles, and to supply critical components and systems, which expose Xos to a number of risks and uncertainties outside its control.

•        Xos is or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

•        Xos is dependent on its suppliers, some of which are limited source suppliers, and the inability of these suppliers, due to increased demand or other factors, to deliver necessary components of its vehicles and battery packs at prices and volumes, performance and specifications acceptable to Xos, could have a material adverse effect on Xos’ business, prospects, financial condition and operating results.

•        Xos’ vehicles use lithium-ion battery cells, a class of batteries which have been observed to catch fire or vent smoke and flame.

•        If Xos fails to manage its growth effectively, it may not be able to further design, develop, manufacture and market its vehicles or battery packs successfully.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEXTGEN

The selected historical condensed statements of operations data of NextGen for the period from July 29, 2020 (date of inception) to December 31, 2020 and the condensed balance sheet data as of December 31, 2020 are derived from NextGen’s audited annual condensed financial statements included elsewhere in this proxy statement/prospectus. In NextGen’s management’s opinion, the audited financial statements include all adjustments necessary to state fairly NextGen’s financial position as of December 31, 2020 and the results of operations for the for the period from July 29, 2020 (date of inception) to December 31, 2020.

The selected historical condensed statements of operations data of NextGen for the three months ended March 31, 2021 and the condensed balance sheet data as of March 31, 2021 are derived from NextGen’s unaudited interim condensed financial statements included elsewhere in this proxy statement/prospectus. In NextGen’s management’s opinion, the unaudited interim condensed financial statements include all adjustments necessary to state fairly NextGen’s financial position as of March 31, 2021 and the results of operations for the three months ended March 31, 2021.

NextGen’s historical results are not necessarily indicative of the results that may be expected in the future and NextGen’s results for the period from July 29, 2020 (date of inception) to December 31, 2020 are not necessarily indicative of the results that may be expected for any other period. The information below is only a summary and should be read in conjunction with the sections entitled “NextGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About NextGen” and the financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

NextGen is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Statement of Operations Data	Three Months Ended March 31, 2021	For The Period From July 29, 2020 (inception) through December 31, 2020 (Restated)
Revenue	$—	$—
Total operating expenses	(783,838)	(360,420)
Other (expense) income:
Change in fair value of derivative warrant liabilities	(7,623,600)	(5,458,920)
Financing cost – derivative warrant liabilities	—	(862,785)
Net gain from cash equivalents held in Trust Account	9,248	7,974
Net loss	$(8,398,190)	$(6,674,151)
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	32,943,083	32,831,343
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	0.00	0.00
Weighted average shares outstanding of non-redeemable ordinary shares, basic and diluted	13,931,917	11,002,709
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.60)	(0.61)

Balance Sheet Data	March 31, 2021	December 31, 2020 (Restated)
Total Assets	$375,581,621	$376,272,470
Total Liabilities	49,455,667	41,748,325
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 5,387,405 and 4,547,586 shares issued and outstanding (excluding 32,112,595 and 32,952,414 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	539	455
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 9,375,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	937	937
Total shareholders’ equity	5,000,004	5,000,005

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF XOS

The following tables set forth selected historical consolidated financial information of Xos for the periods presented. The consolidated statement of operations information for the years ended December 31, 2020, 2019 and 2018 and the other financial information as of December 31, 2020, 2019 and 2018 have been derived from Xos’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The condensed consolidated statements of operations information for the three months ended March 31, 2021 and 2020 and the other financial information as of March 31, 2021 have been derived from Xos’ unaudited condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements of Xos have been prepared on the same basis as the audited consolidated financial statements of Xos. In the opinion of Xos’ management, the unaudited condensed consolidated interim financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read carefully the following selected information in conjunction with “Xos’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Xos’ historical consolidated financial statements and the related notes related thereto, included elsewhere in this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share data)	2021	2020	2020	2019	2018
	(unaudited)
Statements of Operations Data
Revenue	$793	$176	$2,641	$1,147	$308
Cost of goods sold	672	288	2,341	806	92
Gross profit	121	(112)	300	341	216
Costs and expenses
General and administrative expense	3,364	804	7,112	3,907	1,944
Research and development	2,167	100	4,577	362	1,544
Depreciation	89	—	296	239	121
Sales and marketing expenses	45	55	187	207	204
Total costs and expenses	5,665	959	12,172	4,715	3,813
Loss from operations	(5,544)	(1,071)	(11,872)	(4,374)	(3,597)

Other expenses
Interest expense	8	166	3,285	559	351
Change in fair value of derivative instruments	(6,394)	—	1,510	—	—
Write off of subscription receivable	379	—	—	—	—
Realized loss on extinguishment of debt	14,104	—	—	—	—
Other expenses	209	—	—	—	—
Total other (income) and expenses	8,306	166	4,795	559	351
Net loss	$(13,850)	$(1,237)	$(16,667)	$(4,933)	$(3,948)

Per Share Data
Net loss per share, basic and diluted	$(0.37)	$(0.03)	$(0.45)	$(0.14)	$(0.17)
Weighted-average shares outstanding, basic and diluted	36,982,216	36,838,608	36,815,332	35,514,776	23,609,977

(in thousands)	As of March 31,	As of December 31,
	2021	2020	2019	2018
	(unaudited)
Balance Sheet Data
Cash	$35,528	$10,359	$19	$860
Working capital (working capital deficit)(1)	34,921	(20,253)	(4,227)	(175)
Total assets	41,607	13,774	2,756	2,074
Total liabilities	5,273	33,109	13,290	7,964
Total stockholders’ deficit	(40,664)	(27,197)	(10,534)	(5,890)

____________

(1)      Xos defines working capital as total current assets minus total current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Operations prior to the Business Combination will be presented as those of New Xos in future reports. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, NextGen will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Xos issuing stock for the net assets of NextGen, accompanied by a recapitalization.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2020. The summary unaudited pro forma condensed combined data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of New Xos appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the audited historical financial statements of NextGen and related notes and audited historical consolidated financial statements of Xos and related notes included elsewhere in this proxy statement/prospectus. The summary unaudited pro forma condensed combined data have been presented for informational purposes only and are not necessarily indicative of what New Xos’ financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined data do not purport to project the future financial position or operating results of New Xos.

The following table presents summary unaudited pro forma condensed combined data after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This presentation assumes that no public stockholders of NextGen exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemption:    This presentation assumes 35,500,000 of the public shares are redeemed for their pro rata share of the funds in NextGen’s trust account. This scenario gives effect to NextGen’s public share redemptions of 35,500,000 shares for aggregate redemption payments of $355.0 million and is based on the Minimum Cash Condition that NextGen will have a minimum of $220.0 million in cash comprising (i) the cash held in the trust account after giving effect to NextGen share redemptions (but prior to the payment of any (a) deferred underwriting commissions being held in the trust account and (b) transaction expenses of Xos or NextGen) and (ii) the PIPE Investment Amount actually received by NextGen at or prior to the Closing Date. The Minimum Cash Condition is waivable by Xos, and if so waived, the maximum amount of redemptions could exceed the 35,500,000 public share redemption scenario presented herein.

	Three Months Ended March 31, 2021
(in thousands)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(unaudited)
Pro Forma Condensed Combined Statement of Operations Data
Revenue	$793	$793
Total costs and expenses	15,311	15,311
Net loss	(14,518)	(14,518)

	Year ended December 31, 2020
(in thousands)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(unaudited)
Pro Forma Condensed Combined Statement of Operations Data
Revenue	$2,641	$2,641
Total costs and expenses	22,686	22,686
Net loss	(20,045)	(20,045)
	Three Months Ended March 31, 2021
(in thousands)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(unaudited)
Pro Forma Condensed Combined Balance Sheet Data
Total assets	$557,189	$202,189
Total liabilities	$39,897	$39,897
Total stockholders’ deficit	$517,292	$162,292

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share information for NextGen and Xos and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•        Assuming No Redemption:    This presentation assumes that no public stockholders of NextGen exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemption:    This presentation assumes 35,500,000 of the public shares are redeemed for their pro rata share of the funds in NextGen’s trust account. This scenario gives effect to NextGen’s public share redemptions of 35,500,000 shares for aggregate redemption payments of $355.0 million and is based on the Minimum Cash Condition that NextGen will have a minimum of $220.0 million in cash comprising (i) the cash held in the trust account after giving effect to NextGen share redemptions (but prior to the payment of any (a) deferred underwriting commissions being held in the trust account and (b) transaction expenses of Xos or NextGen) and (ii) the PIPE Investment Amount actually received by NextGen at or prior to the Closing Date. The Minimum Cash Condition is waivable by Xos, and if so waived, the maximum amount of redemptions could exceed the 35,500,000 public share redemption scenario presented herein.

The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2021.

This information is only a summary and should be read in conjunction with the historical financial statements of NextGen and Xos and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of NextGen and Xos is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings (loss) per share information below does not purport to represent the earnings (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

	For the Period From July 29, 2020 (Inception) to December 31, 2020	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020
			Combined Pro Forma(1)
	NextGen (Historical, Restated)	Xos (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Weighted average shares outstanding – basic and diluted(1)	11,002,709	36,815,322	194,121,201	158,621,201
Basic and diluted net loss per share(1)	$(0.61)	$(0.45)	$(0.10)	$(0.13)

	For the Three Months Ended March 31, 2021		For the Three Months Ended March 31, 2021
			Combined Pro Forma(1)
	NextGen (Historical, Restated)	Xos (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Weighted average shares outstanding – basic and diluted(1)	13,931,917	36,982,216	194,121,201	158,621,201
Basic and diluted net loss per share(1)	$(0.60)	$(0.37)	$(0.07)	$(0.09)

____________

(1)      As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire periods.

MARKET PRICE AND DIVIDEND INFORMATION

NextGen units, NextGen Class A ordinary shares and public warrants are currently listed on the Nasdaq under the symbols “NGACU” and “NGAC” and “NGACW,” respectively.

The most recent closing price of the units, common stock and redeemable warrants as of February 19, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $14.44, $13.18 and $4.23, respectively. As of           , 2021, the record date for the extraordinary general meeting, the most recent closing price for each unit, common stock and redeemable warrant was $            , $             and $            , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of NextGen’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus there was one holder of record of NextGen’s Class A ordinary shares, two holders of record of NextGen’s Class B ordinary shares, one holder of record of NextGen units and two holders of NextGen warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose NextGen units, NextGen Class A ordinary shares and NextGen public warrants are held of record by banks, brokers and other financial institutions. See the section entitled “Beneficial Ownership of Securities.”

Dividend Policy

NextGen has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New Xos subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Xos Board. NextGen’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that the New Xos Board will declare any dividends in the foreseeable future. Further, the ability of New Xos to declare dividends may be limited by the terms of financing or other agreements entered into by New Xos or its subsidiaries from time to time.

Price Range of Xos’ Securities

Historical market price information regarding Xos is not provided because there is no public market for Xos’ securities. For information regarding Xos’ liquidity and capital resources, see the section entitled “Xos’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements”, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Risks Related to Xos’ Business and Industry

Unless the context otherwise requires, all references in this subsection to “we”, “us” or “our” refer to the business of Xos, Inc. (“Xos”) prior to Closing, which will be the business of New Xos and its subsidiaries following Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of New Xos, in which event the market price of New Xos common stock could decline, and you could lose part or all of your investment.

We are an early stage company with a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future.

We incurred a net loss of $16.7 million for the year ended December 31, 2020. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin wide-scale deliveries of our vehicles and realize increased adoption of our Fleet-as-a-Service products, which is not expected to occur until 2023, and may occur later or not at all. If we are unable to scale to wide-scale deliveries and realize increased adoption of our Fleet-as-a-Service products, we expect to continue to incur operating and net losses. Based on our current estimates, which reflect the assumptions discussed further in “BCA Proposal — Projected Financial Information,” we expect to continue to incur operating and net losses until we achieve approximately $1.5 billion in annualized revenue, which we estimate to correspond to approximately 10,000 annualized vehicle deliveries, equating to approximately $1.3 billion in annual vehicle sales, and $200 million of annual Fleet-as-a-Service revenue from subscriptions for delivered vehicles. We anticipate to achieve this milestone in the first half of 2023. Since inception through June 1, 2021, we have delivered 32 vehicles to our customers. Our Flex manufacturing strategy leverages our strategic partners’ existing local facilities and labor with the flexibility to increase or decrease our manufacturing capacity with minimal lead time. As of June 1, 2021, we have partnered with Metalsa, S.A. de C.V. (“Metalsa”) and Fitzgerald Collision and Repair, LLC (“Fitzgerald”) — our third-party contract manufacturer partners — to operate two Flex facilities that are projected to cost us $45 million per facility to fully develop. The Fitzgerald Flex facility in Tennessee has a footprint of approximately 144,000 square feet. We are currently in discussions with Metalsa to transition from our current manufacturing space to a new facility with approximately 150,000 square feet by year-end 2021 as we pivot from alpha-phase production to full production. Each of our current Flex facilities is tooled to produce approximately 2,000 vehicles per annum.

Even if we can successfully develop our vehicles and attract additional customers, there can be no assurance that we will be financially successful. Our potential profitability is dependent upon the successful development and acceptance of our vehicles, which may not occur.

We expect the rate at which we will incur losses to be significantly higher in future periods as we:

•        continue to design, develop, manufacture and market our vehicles;

•        continue to utilize our third-party partners for supply and manufacturing;

•        expand our manufacturing capabilities, including costs associated with contracting the assembly of our vehicles;

•        build up inventories of parts and components for our vehicles;

•        manufactures an inventory of our vehicles;

•        expands our design, development, installation and servicing capabilities;

•        further develop our proprietary battery and chassis technology;

•        increases our sales and marketing activities and develop our distribution infrastructure; and

•        increases our general and administrative functions to support our growing operations and to operate as a public company.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We have entered and may continue to enter into agreements and non-binding purchase orders, letters of intent and memorandums of understanding or similar agreements for sales of our vehicles, which are cancellable at the option of our customers.

We have entered and may continue enter into agreements, purchase orders, letters of intent and memorandums of understanding or similar agreements for the sale of our vehicles that include various cancellation rights in favor of the customer. For example, we have entered into binding distribution and purchase agreements for the purchase of vehicles; however, they are subject to the further entry into a definitive agreement with final pricing, warranty coverage and other terms. These purchase obligations may also be cancelled by the customer with six months’ written notice. As a result, we cannot assure that we will be able to enter into a definitive agreement or that our customers will not exercise their cancellation rights. In addition, we have entered and may continue to enter into purchase orders, letters of intent and memorandums of understanding or similar agreements that are not binding on our customer and may also be subject to modification and cancellation provisions. Any of these adverse actions related to these agreements, purchase orders, letters of intent, memorandums of understanding or any future customer contracts could harm our business, prospects, financial condition and operating results.

We will require significant capital to develop and grow our business, and we may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and manufacturing our vehicles, establishing or expanding design, research and development, manufacturing, sales and service facilities and building our brand. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including research and development expenses (including related to developing and commercializing our vehicles), raw material procurement costs, sales and distribution expenses as we build our brand and market our vehicles, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company our ability to become profitable in the future will not only depend on our ability to complete the design and development of our vehicles to meet projected performance metrics, identify and investigate new areas of demand and successfully market our vehicles, but also to sell our vehicles at prices needed to achieve our expected margins and control our costs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our vehicles, our margins, profitability and prospects may be materially and adversely affected.

We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We had negative cash flow from operating activities of $12.3 million for the year ended December 31, 2020. We may continue to have negative cash flow from operating and investing activities for 2021 as we expect to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditures in our efforts to increase sales, engage in development work and ramp up operations. Our business also will at times require significant amounts of working capital to support our expected future growth and expansion of products. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new vehicles, increase manufacturing capacity and establish or expand design, research and development, manufacturing, sales and service facilities. Additionally, our revenues from period to period may fluctuate as we identify and investigates areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new vehicles or introduce existing vehicles to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of New Xos common stock could fall substantially, either suddenly or over time.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflect current estimates of future performance and incorporate certain financial and operational assumptions, including the level of demand for our vehicles, the performance and utilization of our vehicles and our battery packs, the utilization of our Fleet-as-a-Service offering, vehicle downtime, useable vehicle or battery life and related maintenance and repair costs. These assumptions are preliminary and there can be no assurance that the actual results upon which our assumptions are based will be in line with our expectations. The projections cover multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. In addition, whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

•        whether we can obtain sufficient capital to sustain and grow our business;

•        our ability to manage our growth;

•        whether we can manage relationships with key suppliers and partners;

•        the ability to obtain necessary regulatory approvals;

•        the timing and costs of new and existing marketing and promotional efforts;

•        competition, including from established and future competitors;

•        our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

•        the overall strength and stability of domestic and international economies;

•        demand for current products and future derivatives built off of the X-Platform;

•        regulatory, legislative and political changes; and

•        consumer preferences and spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by customer demand for our vehicles and Fleet-as-a-Service offering. We expect that following the Closing, we will have sufficient capital to fund our currently planned operations until we generate positive free cash flow contingent on our ability to execute on key projected capital strategy initiatives, such as the cash flow from advance payments from customers for the Fleet-as-a-Service products generating recurring revenue. The fact that we have a limited operating history means we have limited historical data on the demand for our vehicles. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our stockholders.

If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results may be materially and adversely harmed. We were originally incorporated as a California corporation in October 2015 and converted into a Delaware corporation in December 2020. We have a very limited operating history on which investors can base an evaluation of our business, prospects, financial condition and operating results. We intend to derive our revenue from the sale of our vehicles and our Fleet-as-a-Service offering. There are no assurances that we will be able to secure future business with customers.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. The projected financial information appearing elsewhere in this prospectus has been prepared by our management and reflects current estimates of future performance and incorporate certain financial and operational assumptions, including the level of demand for our vehicles, the performance and utilization of our vehicles and our battery packs, the utilization of our Fleet-as-a-Service offering, vehicle downtime, useable vehicle or battery life and related maintenance and repair costs. The projected results depend on the successful implementation of our management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgement and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, political and other changes.

Our Fleet-as-a-Service offering is novel in the industry and has yet to be tested in the long-term. Any failure to commercialize our strategic plans could have a material adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

Our Fleet-as-a-Service offering is novel in the industry, which subjects us to substantial risk if this model requires significant expenditures before receipt of substantial revenue. As of June 1, 2021, five customers have subscribed to

Xos’ Fleet-as-a-Service offering. As of March 31, 2021, we have generated $2.6 million in revenue (or 53% of our revenue) from vehicle sales and $2.3 million in revenue (or 47% of our revenue) from our Fleet-as-a-Service offering. Our financial projections assume pricing, subscription volume and retention of subscribers for our Fleet-as-a-Service products and services based on management’s estimates of market demand. Our financial projections also include some Fleet-as-a-Service products and services that are still in development and not yet available. Our Fleet-as-a-Service offering may not ultimately drive the demand we are forecasting and/or Fleet-as-a-Service products and services in development that are not yet commercially available may never become commercially available which may have a material impact on our ability to achieve our financial projections. You should be aware of the difficulties normally encountered by new services and products, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of our success with our Fleet-as-a-Service offering and our vehicles sales must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. Therefore, there can be no assurances that our business plan will prove successful. We may not be able to generate significant revenue, raise additional capital or operate profitably. In addition, the novelty of our Fleet-as-a-Service offering means that it has yet to be tested in the long-term and we may encounter risks and difficulties, including, but not limited to, providing energy services and related infrastructure, providing financing options, increasing service and maintenance personnel, supplying insurance and other risk products, among others, and may encounter unforeseen expenses, difficulties or delays in connection with developing the Fleet-as-a-Service offering.

We may experience significant delays in the design, manufacturing and wide-spread deployment of our vehicles, which could harm our business, prospects, financial condition and operating results.

As of June 1, 2021, we have two classes of on-highway vehicles and a powertrain product, which can accommodate both on-highway and off-highway applications, available for delivery, as well as an additional two classes of vehicles in development and testing phases. Widespread deliveries of our vehicles to customers is not expected to begin until late 2021 and may occur later or not at all. Any delay in the financing, design, development, manufacturing and release of our vehicles, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, manufacturing and release of new vehicles, and to the extent we delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We will rely on our third-party contract manufacturing partners to build our vehicles at scale, and if we are not able to manufacture vehicles that meet our specifications, we will need to partner with other contract manufacturers or expand our manufacturing capabilities, which may cause us to incur additional costs and delay deployment of our vehicles. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles, and to the extent we experience any delays, we may need to seek alternative suppliers. If we experiences delays by our third-party outsourcing partners or suppliers, we could experience delays in delivering on our timelines.

Our ability to develop and manufacture vehicles and battery packs of sufficient quality and appeal to customers on schedule and on a large scale will require significant capital expenditures and is unproven and still evolving.

Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our vehicles, which will require significant capital expenditures. Our flex manufacturing, in which we leverage existing local facilities and labor pools through strategic partnerships with third-party manufacturers, is expected to be capital- and time-efficient and is designed to allow for rapid scale and flexibility at a substantial cost reduction compared to traditional automotive manufacturing facilities. However, our flex manufacturing is a novel manufacturing strategy and has not been tested on a large scale and will still require significant expense and time.

We also retains third-party vendors and service providers to engineer, design, develop, test and manufacture some of the critical systems and components of our vehicles. While this allows us to draw from such third parties’ industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements.

Our continued development and manufacture of our vehicles and battery packs are and will be subject to risks, including with respect to:

•        our ability to acquire and implement the required equipment within our flex facilities to accurately manufacture our vehicles and battery packs within specified design tolerances

•        long- and short-term durability of our vehicles and battery packs to withstand day-to-day wear and tear;

•        compliance with environmental, workplace safety and similar regulations;

•        engineering, designing and testing and securing delivery of critical systems and components on acceptable terms and in a timely manner;

•        delays in delivery of final systems and components by our suppliers;

•        shifts in demand for our X-Pack battery pack and current products and future derivatives built off the X-Platform;

•        the compatibility of the X-Platform with future vehicle designs;

•        our ability to attract, recruit, hire and train skilled employees;

•        quality controls, particularly as we plans to expand our manufacturing capabilities;

•        delays or disruptions in our supply chain;

•        other delays and cost overruns; and

•        our ability to secure additional funding, if necessary.

We have no experience to date in high volume manufacturing of our vehicles and battery packs, and currently relies and will continue to rely on third-party contract manufacturing partners to manufacture our vehicles, and to supply critical components and systems, which expose us to a number of risks and uncertainties outside our control.

Our Flex manufacturing strategy leverages our strategic partners’ existing local facilities and labor to assemble up to 5,000 vehicles annually per facility once fully ramped up with the flexibility to increase or decrease our manufacturing capacity with minimal lead time. As of June 1, 2021, we have partnered with two third-party contract manufacturer partners — Metalsa and Fitzgerald — to operate two Flex facilities with the combined capacity to manufacture up to approximately 10,000 vehicles per year once fully ramped up. Each of our current Flex facilities is tooled to produce approximately 2,000 vehicles per annum. We do not know whether we or our current or future third-party contract manufacturing partners will be able to develop efficient, automated, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and manufacturing standards, as well as the manufacturing volumes, required to successfully mass market our vehicles and battery packs. Even if we and our third-party contract manufacturing partners are successful in developing our high volume manufacturing capability and processes, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our product commercialization and manufacturing schedules or to satisfy the requirements of customers and potential customers. If our third-party contract manufacturing partners were to experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, product shipments could be delayed or rejected or our customers could consequently elect to change product demand. These disruptions would negatively impact our revenues, competitive position and reputation. In addition, our current or future third-party contract manufacturing partners may rely on certain state tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in manufacturing if a new manufacturing site must be obtained. Further, if we are unable to successfully manage our relationship with our third-party contract manufacturing partners, the quality and availability of our vehicles and battery packs may be harmed. Our third-party contract manufacturing partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our third-party contract manufacturing partners stopped manufacturing our vehicles or battery packs for any reason or reduced their manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations and ability to meet delivery timelines.

Because we outsource the manufacturing of our vehicles, the cost, quality and availability of third-party contract manufacturing operations is essential to successfully manufacture of our vehicles and battery packs. Our reliance on third-party contract manufacturing partners exposes us to a number of risks which are outside our control, including:

•        unexpected increases in manufacturing costs;

•        interruptions in shipments if a third-party contract manufacturing partner is unable to complete production in a timely manner;

•        inability to control delivery schedules;

•        inability to control manufacturing levels and to meet minimum volume commitments to our customers;

•        inability to control manufacturing yield; and

•        inability to maintain adequate manufacturing capacity.

The manufacturing facilities of our third-party contract manufacturing partners and the equipment used to manufacture our vehicles and battery packs would be costly to replace and could require substantial lead time to replace and qualify for use. The manufacturing facilities of our third-party contract manufacturing partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the recent COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our vehicles or battery packs for some period of time. The inability to manufacture our vehicles or the backlog that could develop if the manufacturing facilities of our third-party contract manufacturing partners are inoperable for even a short period of time may result in the loss of customers or harm our reputation.

Although we promote ethical business practices and our operations personnel periodically visit and monitor the operations of our third-party contract manufacturing partners, we do not control our third-party manufacturing partners or their labor and other legal compliance practices, including their environmental, health and safety practices. If our current or future third-party contract manufacturing partners violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into non-binding memoranda of understanding and letters of intent (“MOUs”) with certain key manufacturers, suppliers and development partners to form strategic alliances with such third parties, and may in the future enter into additional strategic alliances or joint ventures or minority equity investments, in each case with various third parties for the manufacture of our vehicles and for our Fleet-as-a-Service offering. There is no guarantee that any of our MOUs would lead to any binding agreements or lasting or successful business relationships with such key suppliers and development partners. If these strategic alliances are established, they may subject us to several risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to our business, We may also suffer negative publicity or harm to our reputation by virtue of our association with any such third-party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be materially adversely affected.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are dependent on our suppliers, some of which are limited source suppliers, and the inability of these suppliers, due to increased demand or other factors, to deliver necessary components of our vehicles and battery packs at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles and battery packs. While we plan to obtain components from multiple sources whenever possible, some of the components used in our products will be purchased by us from a single or limited number of sources. Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products for which we plan to use or provide warranties that are necessary for our vehicles, battery packs or services. If we are unable to obtain components and materials used in our products from our suppliers or if our suppliers decide to create or supply competing products, our business could be adversely affected. We have less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms for the foreseeable future. While we believe that we can establish alternate supply relationships and can obtain or engineer replacement components for our limited source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to us. In addition, if these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect our ability to deliver vehicles and could increase our costs, which could have a material adverse effect on our business, prospects, financial condition and operating results.

If we fail to manage our growth effectively, we may not be able to further design, develop, manufacture and market our vehicles or battery packs successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:

•        expanding the management team;

•        hiring and training new personnel;

•        expanding our product offering across vehicles and Fleet-as-a-Service;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, research and development, manufacturing, sales and service facilities;

•        implementing and enhancing administrative infrastructure, systems and processes; and

•        expanding into new markets.

As of June 1, 2021, we had 139 employees. We intend to continue to hire a significant number of additional personnel across a variety of functions including, but not limited to, sales, marketing, servicing, product, engineering, supply chain, manufacturing and operations. Because our vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and vehicles may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, manufacturing and servicing vehicles and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Our vehicles use lithium-ion battery cells, a class of batteries which have been observed to catch fire or vent smoke and flame.

Our battery packs use lithium-ion battery cells. On rare occasions, lithium-ion battery cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion battery cells. While we have taken measures to enhance the safety of our battery designs, a field or testing failure of our vehicles could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion battery cells for automotive applications or any future incident involving lithium-ion battery cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion battery cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the battery cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle (EV) or energy storage product may cause indirect adverse publicity for us and our vehicles. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, semiconductors and other key components, could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We and our suppliers use various materials in their businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of electric vehicles by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include:

•        an increase in the cost, or decrease in the available supply, of materials used in the battery cells;

•        disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and

•        fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar.

Our business is dependent on the continued supply of battery cells for the battery packs used in our vehicles. Any disruption in the supply of battery cells from our suppliers could disrupt production of our vehicles. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Additionally, we and other vehicle manufacturers who need integrated circuits for vehicles are experiencing various levels of semiconductor impact due to the current shortage of semiconductors, which could last until 2023. A combination of factors, including increased demand for consumer electronics, automotive shutdowns due to the COVID-19 pandemic, the rapid recovery of demand for vehicles, and long lead times for wafer production, are contributing to the shortage of semiconductors. A shortage of semiconductors or other key components could cause a significant disruption to our production schedule. If we are unable to pre-purchase supply for semiconductors or other key components that may experience shortages, or if we cannot find other methods to mitigate the impact of any such shortage, then any such short shortage could have a substantial adverse effect on our financial condition or results of operations generally in the same manner it could cause the same for other vehicle manufacturers. Substantial increases in the prices for our materials or prices charged to it, such as those charged by suppliers of battery cells, semiconductors or other key components, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle sales or Fleet-as-a-Service revenue. Any attempts to increase vehicle or Fleet-as-a-Service prices in response to increased material costs could result in cancellations of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We and our contract manufacturing partners may rely on complex machinery for the manufacture of our vehicles and battery packs, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our third-party contract manufacturing partners may rely on complex machinery, for the manufacture and assembly of our vehicles, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our facilities and the facilities of our third-party contract manufacturing partners and suppliers consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

The performance characteristics of our vehicles and battery packs may vary, including due to factors outside of our control, which could harm our ability to develop, market and deploy our vehicles.

The performance characteristics of our vehicles and battery packs, including expected range, may vary, including due to factors outside of our control. Our vehicles and battery packs are subject to further design and development in order to improve them, and there are no assurances that they will be able to meet their projected performance characteristics. External factors may also impact the performance characteristics of our vehicles and battery packs, including, but not limited to, driver behavior, speed, terrain, hardware efficiency, payload, vehicle and weather conditions. These external factors as well as any operation of our vehicles and battery packs other than as intended, may affect performance of our EV and battery packs, including range and longevity.

In addition, our vehicles may contain defects in design and manufacturing that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our vehicles upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in our vehicles. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our vehicles may not perform consistent with customers’ expectations or consistent with other vehicles which may become available.

If the average performance of our vehicles and battery packs, including the usable life of a battery pack, is less than ours or our customers’ expectations, or if there are product defects or any other failure of our vehicles and battery packs to perform as expected, our reputation could be harmed, which could result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results.

Insufficient reserves to cover future part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect our business, prospects, financial condition and operating results.

We will need to maintain reserves to cover part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. If our reserves are inadequate to cover future maintenance requirements on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurances that then-existing reserves will be sufficient to cover all claims.

Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

Any product recall in the future, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles, or components thereof, prove to be defective or noncompliant with applicable federal motor vehicle safety standards. If a large number of vehicles or components are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to deploy recalled vehicles for a significant period of time. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our vehicles and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric vehicles from other manufacturers could by association have a negative impact on perception and customer demand for our vehicles or battery packs.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our vehicles if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our vehicles, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our vehicles, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of hybrid electric and vehicles, including our vehicles and our manufacturing and sales performance compared with market expectations, as well as negative publicity with respect to our competitors.

We have limited experience servicing our vehicles and our integrated software. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition and operating results may be materially and adversely affected.

Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. We have partnered with a third-party to perform certain servicing services on our vehicles. Although our current or future third-party vehicle servicers may have experience in servicing other vehicles, they may initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience or inventory to meet these service requirements in a timely manner as the volume of our EV delivers increases. In addition, if we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our sales, results of operations and prospects.

Our customers will also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our vehicles. As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition and operating results may be materially and adversely affected.

If we fail to manage our growth effectively, including failing to attract and integrate qualified personnel, we may not be able to develop, manufacture, market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:

•        expanding the management team;

•        hiring and training new personnel;

•        leveraging consultants to assist with company growth and development;

•        expanding our product offering across our vehicles and Fleet-as-a-Service offerings;

•        controlling expenses and investments in anticipation of expanded operations;

•        establishing or expanding design, manufacturing, sales and service facilities;

•        implementing and enhancing administrative infrastructure, systems and processes; and

•        expanding into international markets, including Asia.

We intend to continue to hire a significant number of additional personnel across a variety of functions, including, but not limited to, sales, marketing, servicing, product, engineering, supply chain, manufacturing and operations. Because our vehicles and battery packs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and electric vehicles may not be available to hire, and as a result, we may need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, developing, manufacturing, selling and servicing electrified vehicles and our software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could materially harm our business, prospects, financial condition and operating results.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

If we complete the Business Combination and become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after New Xos is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, New Xos will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. New Xos’ management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase New Xos’ net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. We are in the process of upgrading our finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may be required to expand our employee base and hire additional employees to support our operations as a public company which may increase our operating costs in future periods.

We are highly dependent on the services of Dakota Semler and Giordano Sordoni, our co-founders, as well as our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and EV engineering personnel, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Dakota Semler and Giordano Sordoni, our co-founders. Messrs. Semler and Sordoni are the source of many, if not most, of the ideas, strategy and execution driving us. If Messrs. Semler and Sordoni were to discontinue their services to us due to death, disability or any other reason, we would be significantly disadvantaged. Additionally, the unexpected loss of or failure to retain one or more of our key employees could adversely affect our business.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

The commercial vehicle market is highly competitive, and we may not be successful in competing in this industry.

We face intense competition in bringing our electric vehicles to market. We face competition from many different sources in the commercial vehicle market for medium- and heavy-duty last-mile and return-to-base segments, including existing major commercial vehicle OEMs, such as Daimler, Ford, General Motors, Navistar, Paccar, and Volvo, as well as new companies that are developing alternative fuel and electric commercial vehicles. Many of our current and potential competitors, including Nikola Corporation, Arrival Ltd., Workhorse Group, The Lion Electric Company and Proterra Inc. may have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of our products, including our electric vehicles. Additionally, our competitors may also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our vehicles. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. In addition, we also compete with manufacturers of vehicles with internal combustion engines. There are no assurances that customers will choose our vehicles over those of our competitors, or over internal combustion engines vehicles. We expect additional competitors to enter the industry as well.

We expect competition in our industry to intensify from our existing and future competitors in the future considering increased demand and regulatory push for EV and alternative fuel commercial vehicles.

Our future growth is dependent upon the last-mile and return-to-base segment’s willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption of electric vehicles by last-mile delivery fleets and companies. If the market for last-mile and return-to-base electric vehicles does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our total cost of ownership are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The rapidly evolving market for last-mile and return-to-base electric vehicles is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors. As a result, the market for our vehicles could be affected by numerous factors, such as:

•        perceptions about EV and battery pack features, quality, safety, performance, reliability and cost;

•        perceptions about the limited range over which electric vehicles may be driven on a single battery charge;

•        government regulations and economic incentives;

•        the availability of tax and other governmental incentives to purchase and operate alternative fuel, hybrid and electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•        the decline of vehicle efficiency resulting from deterioration over time in the ability of the battery to hold a charge;

•        the availability of service and associated costs for alternative fuel, hybrid or electric vehicles;

•        competition, including from other types of alternative fuel vehicles, plug-in hybrid, electric vehicles and high fuel-economy internal combustion engine vehicles;

•        changes or improvements in the fuel economy of internal combustion engines, the vehicle and the vehicle controls or competitors’ electrified systems;

•        fuel prices, including volatility in the cost of fossil fuels;

•        the timing of adoption and implementation of fully autonomous vehicles;

•        access to charging facilities and related infrastructure costs and standardization of EV charging systems;

•        electric grid capacity and reliability; and

•        macroeconomic factors.

We may not be able to successfully engage target customers or convert early trial deployments with truck fleets into meaningful orders or additional deployments in the future.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to identify target customers and to convert early trial deployments with truck fleets into meaningful orders or additional deployments in the future. Our vehicles have been delivered to certain customers on an early trial deployment basis, where such customers have the ability to evaluate whether these trucks meet such customers’ performance and other requirements before such customers commit to meaningful orders or additional deployments in the future. If we are unable to meet customers’ performance requirements or industry specifications, identify target customers or convert early trial deployments in truck fleets into meaningful orders or obtain additional deployments in the future, our business, prospects, financial condition and operating results may be materially adversely affected.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain, errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fail to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

The last-mile and return-to-base segment and our technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles.

The last-mile and return-to-base segment is rapidly evolving and we may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. As technologies evolve, particularly battery cell technology, we plan to release refreshed versions of our vehicles, which may also negatively impact the adoption of our existing products. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

The demand for electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for electric vehicles results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for electric vehicles could be reduced, and our business and revenue may be harmed. In addition, demand for our offerings may be negative impacted if stay at home orders related to the COVID-19 pandemic persist or are adopted by additional markets.

Gasoline and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle industry or other reasons may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our vehicles. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our financial position could be harmed.

We, our outsourcing partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our outsourcing partners or our suppliers to comply with, these regulations could substantially harm our business and operating results.

We and our vehicles, and motor vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our vehicles in the jurisdictions in which we plan to operate and intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our vehicles in any of these jurisdictions.

If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we currently operate, or those jurisdictions in which we plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the electric and alternative energy vehicle industry are evolving and we face risks associated with changes to these regulations, including, but not limited to:

•        increased support for other alternative fuel systems, which could have an impact on the acceptance of our vehicles; and

•        increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our vehicles may not comply with applicable foreign, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results could be adversely affected.

Future changes to regulatory requirements may have a negative impact upon our business.

While our vehicles are subject to substantial regulation under federal, state and local laws, we believe that our vehicles are compliant with all applicable laws. However, to the extent the laws change, new laws are introduced, or if we introduce new vehicles in the future, some or all of our vehicles may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for electric vehicles are not yet generally available or accepted as industry standards, our vehicles may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales and usage in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities and the manufacturing schedule of our vehicles. In addition, various aspects of our business cannot be conducted remotely, including the testing and manufacturing of our vehicles. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our testing, manufacturing and assembly plans, sales and marketing activities, business and results of operations.

The spread of COVID-19 has caused us and many of our contractors and service providers to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in testing activities, meetings, events and conferences), and we and our contractors and service providers may be required to take further actions as may be required by government authorities or that it determines are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in our vehicles. We may also experience an increase in the cost of raw materials used in our manufacture of vehicles. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of COVID-19’s global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in spending by businesses as a result of the COVID-19 pandemic could have a material adverse effect on the demand for electric vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by foregoing electric vehicles for other traditional options and cancel agreements for our vehicles. Decreased demand for electric vehicles, particularly in the United States, could negatively affect our business.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our vehicles, customer data, and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, or interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our vehicles; and (e) customer data and personal data that we processes or our third-party vendors or suppliers process on our behalf. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; divert management’s attention; and affect the performance of in-product technology and the integrated software in our vehicles.

We plan to include in-vehicle services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance on-the-road performance and for safety and cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems and those of our third-party vendors and suppliers are vulnerable to damage or interruption from, among others, physical theft; fire; terrorist attacks; natural disasters; power loss; war; telecommunications failures; viruses; denial or degradation of service attacks; malicious third parties’ acts (including those of nation-state supported actors); ransomware; social engineering schemes; insider, error, theft or misuse; or other attempts to harm the relevant systems. We intend to use our in-vehicle services and functionality to log information about each vehicle’s use in order to aid us in vehicle diagnostics and servicing. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our vehicles, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts.

We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Additionally, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information, personal data or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have enough resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

If the security of the personal information, confidential or proprietary information that we (or our service providers or vendors) collect, store or process is compromised or is otherwise accessed or acquired without authorization, our reputation may be harmed and we may be exposed to liability and loss of business, which could materially adversely affect our financial performance and results of operations or prospects.

We plan to collect, store, transmit and otherwise process data from vehicles, customers, employees and others as part of our business and operations, which may include personal, confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our vehicles. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future threats to such data. In addition, due to the COVID-19 pandemic, our employees are temporarily working remotely, which may pose additional data security risks. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached, or data could otherwise be compromised. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors.

Our vehicles contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, unauthorized actors may attempt to gain access to modify, alter and use such networks, vehicles and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. A significant breach of our third-party service providers’ or vendors’ or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, regulatory investigations, litigation and harm to our reputation and brand. The risk of breach of our security measures or those of our third-party service providers and vendors has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including, without limitation, the theft or misuse of personal information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks and malware. Because the techniques used by bad actors change frequently, we or our third-party service providers or vendors may be unable to anticipate these techniques or implement adequate preventive measures. The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, disrupt management’s attention, negative publicity or other harm to our business. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or change. New laws governing data breaches may be adopted. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, divert management’s attention, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived security breach.

A security breach may cause us to breach our customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard personal information. We also may be subject to laws that require us to use industry-standard or reasonable security measures to safeguard personal information. A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

We may not have adequate insurance coverage for security incidents or breaches or other failures to comply with obligations governing data privacy or security. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are subject to evolving laws, regulations, standards, policies, and contractual obligations related to data privacy and security, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We may be subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards regarding the confidentiality, protection, and appropriate use of personal, proprietary or confidential information. Such obligations govern our collection, storage, retention, destruction, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. Such frameworks could require notification of data breaches, restrict our use of governed information and hinder our ability to acquire new customers or market to existing customers.

In the United States, these frameworks include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act (the “CCPA”), and other state and federal laws relating to privacy and data security. For example, California requires connected devices to maintain minimum information security standards. Additionally, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of the sale of personal information, and provides a private right of action and potential statutory damages for data breaches. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other jurisdictions in the United States have begun to propose similar laws. Compliance with any applicable privacy or data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations. Moreover, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, that goes into effect on January 1, 2023. It is expected that the CPRA would, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. These laws exemplify our vulnerability to the evolving regulatory environment related to personal information.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Complying with privacy and data protection laws and regulations or other obligations may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with these laws and regulations, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Because the interpretation and application of privacy and data protection laws are uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or in a manner inconsistent across the jurisdictions in which we operate. Noncompliance could result in proceedings against us by governmental and regulatory entities, customers, data subjects or others. Any inability to adequately address privacy or information security concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, necessitate a change in our business practices, inhibit sales, and adversely affect our business, results of operations, and financial condition.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and, while we are striving for compliance with all of them, we have limited experience in compliance. Moreover, we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

Contamination at properties we own, will own or operate, we formerly owned or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

We have incurred losses during our history and do not expect to become profitable soon and may never achieve profitability. To the extent that we and New Xos continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all.

Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our and New Xos’ net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), these federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in our or New Xos’ ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of us or New Xos utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Business Combination or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from the Business Combination or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we or New Xos earn taxable income, such limitations could result in increased future income tax liability to us or New Xos and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

We may in the future expand internationally and may face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

If we expand our operations internationally, we may face risks associated with our future international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. We anticipate having international operations which would subject us to the legal, political, regulatory and social requirements and economic conditions in any future jurisdictions. However, we have no experience to date selling and servicing our vehicles internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our vehicles and require significant management attention. These risks include:

•        conforming our vehicles to various international regulatory requirements where our vehicles are sold;

•        difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service our vehicles in any of these jurisdictions;

•        difficulty in staffing and managing foreign operations;

•        difficulties attracting customers in new jurisdictions;

•        foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•        fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•        U.S. and foreign government trade restrictions, tariffs and price or exchange controls;

•        foreign labor laws, regulations and restrictions;

•        changes in diplomatic and trade relationships;

•        political instability, natural disasters, global health concerns, including health pandemics such as the COVID-19 pandemic, war or events of terrorism; and

•        the strength of international economies.

If we fail to successfully address these risks, our future business, prospects, financial condition and operating results could be materially harmed.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition and operating results.

The U.S. government has previously imposed tariffs on certain foreign goods, including steel and certain vehicle parts, which have resulted in increased costs for goods imported into the United States. In response to these tariffs, a number of U.S. trading partners have imposed retaliatory tariffs on a wide range of U.S. products, which makes it more costly for us to export our vehicles to those countries. Recent events, including new policy introductions following the 2020 U.S presidential election, may result in substantial regulatory uncertainty regarding international trade and trade policy.

U.S. policies have called for substantial changes to trade agreements, have increased tariffs on certain goods imported into the U.S. and have raised the possibility of imposing significant, additional tariff increases. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported vehicles decreases due to the higher cost, our operating results could be materially adversely affected. While we cannot predict the extent to which the U.S. or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have an adverse impact on demand for our services, sales and clients and affect the economies of the U.S. and various countries, having an adverse effect on our business, financial condition and results of operations.

We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.

Our vehicles are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of our vehicles and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes to our vehicles, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our vehicles and solutions or, in some cases, prevent the export or import of our vehicles to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our vehicles, as well as our decreased ability to export or market our vehicles to potential customers. Any decreased use of our vehicles or limitation on our ability to export or market our vehicles would likely adversely affect our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business, prospects, financial condition and operating results may be adversely affected.

We anticipate applying for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel and electric vehicles and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from federal, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives or that we will be eligible for certain tax or other economic incentives.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our vehicles.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our vehicles, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties’ trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•        cease development, sales or use of our products that incorporate the asserted intellectual property;

•        pay substantial damages;

•        obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

•        re-design one or more aspects or systems of our vehicles.

A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•        as noted below, any patent applications we submit may not result in the issuance of patents;

•        the scope of our patents that may subsequently issue may not be broad enough to protect our proprietary rights;

•        our issued patents may be challenged or invalidated by third parties;

•        our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

•        third parties may independently develop technologies that are the same or similar to ours;

•        the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

•        current and future competitors may circumvent or otherwise design around our patents.

Patent, trademark, copyright and trade secret laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Further, policing the unauthorized use of our intellectual property rights in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

Our patent applications for our proprietary technology, including for the X-Platform and X-Pack battery pack, may not issue, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter disclosure or to file a patent application for our proprietary technology, including for the X-Platform and X-Pack. If another party has filed a patent application to the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our -issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as our manufacturing partners, parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

General Risk Factors Related to Xos

Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our vehicles, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our vehicles do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our vehicles will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our vehicles.

A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our vehicles and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Investments in us may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors (including, but not limited to, limits on purchasing Xos capital stock, or after the Business Combination, New Xos common stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, forced divestiture, or other measures).

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Moreover, other countries continue to strengthen their own foreign direct investment (“FDI”) regimes, and investments and transactions outside of the U.S. may be subject to review by non-U.S. FDI regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by CFIUS or another FDI regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS and other FDI regulatory policies and practices are rapidly evolving, and in the event that CFIUS or another FDI regulator reviews one or more proposed or existing investment by investors in Xos, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS or another FDI regulator may seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing Xos capital stock, or after the Business Combination, New Xos common stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

If we fail to establish and maintain proper and effective internal control over financial reporting, as a public company our ability to produce accurate and timely financial statements could be impaired, investors or analysts may lose confidence in our financial reporting, the trading price of New Xos Common Stock may decline and we could face regulatory investigations or actions.

Following completion of the Business Combination, New Xos will be required to comply with Section 404 of the Sarbanes-Oxley Act beginning with the annual report for our fiscal year ending December 31, 2022, which will require New Xos management to certify financial and other information in New Xos’ quarterly and annual reports and provide an annual management report on the effectiveness of New Xos’ internal control over financial reporting. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” an attestation of the independent registered public accounting firm will also be required. As a private company, we have not previously been required to conduct an internal control evaluation and assessment. The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, New Xos, as the combined company, may need to, among other things, upgrade Xos’ legacy information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If New Xos is unable to hire the additional accounting and finance staff necessary to comply with these requirements, it may need to retain additional outside consultants, which may result in significant additional expenses.

We and, following completion of the Business Combination, New Xos cannot assure you that there will not be additional material weaknesses in our or its internal control over financial reporting now or in the future. Any failure to maintain internal control over financial reporting could severely inhibit New Xos’ ability to accurately report its financial condition, results of operations or cash flows. If New Xos is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines that New Xos has a material weakness in its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its common stock could significantly decline, and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in New Xos’ internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on October 9, 2020, NextGen’s warrants were accounted for as equity within its previously reported balance sheets, and after NextGen’s discussion and evaluation, including with its independent auditors, NextGen management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement. See “Risks Related to the Business Combination and NextGen — We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.”

Risks Related to the Business Combination and NextGen

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to NextGen prior to the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how NextGen’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of NextGen have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

We may be forced to close the Business Combination even if we determined it is no longer in our shareholders’ best interest.

Our public shareholders are protected from a material adverse event of Xos arising between the date of the Merger Agreement and the Closing primarily by (i) the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting, and (ii) the closing condition in the Merger Agreement that there be no occurrence that would have a material adverse effect (as defined in the Merger Agreement) on Xos.

Additionally, if we do not obtain shareholder approval at the extraordinary general meeting, Xos can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and three business days prior to August 21, 2021 (the “Agreement End Date”). We are also restricted from seeking, soliciting, negotiating or consummating any alternative business combination while the Merger Agreement is still in effect.

Since the Sponsor and NextGen’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Xos is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if the Business Combination is not completed.

When you consider the recommendation of NextGen’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and NextGen’s directors and officers have interests in such proposal that are different from, or in addition to, those of NextGen shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•         The 9,375,000 NexGen Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.93 per public share on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $93.1 million (after giving effect to the conversion of such NexGen Class B ordinary shares into shares of New Xos common stock in connection with the Merger, including after giving effect to the Domestication). The Sponsor purchased such 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000 prior to NextGen’s initial public offering. If NextGen does not consummate a business combination by October 9, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 9,375,000 NextGen Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, NextGen would likely have few, if any, net assets and because the Sponsor and NextGen’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any NextGen Class A ordinary shares and NextGen Class B ordinary shares held by it or them, as applicable, if NextGen fails to complete a business combination within the required period.

•        The Sponsor purchased an aggregate of 6,333,334 private placement warrants from NextGen simultaneously with the consummation of NextGen’s initial public offering for an aggregate purchase price of $9.5 million, which will automatically convert into 6,333,334 New Xos warrants in connection with the Merger (including after giving effect to the Domestication). The 6,333,334 private placement warrants, if valued based on the closing price of $2.00 per public warrant on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $12.7 million, but may expire and become worthless if NextGen fails to complete a business combination by October 9, 2022. As a result of Sponsor’s interest in the NextGen Class B ordinary shares and private placement warrants, Sponsor and its affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect NextGen’s initial business combination.

•        The Sponsor Related PIPE Investor has subscribed for $500,000 of the PIPE Investment, for which it will receive up to 50,000 shares of New Xos common stock. The 50,000 shares of New Xos common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $496,500 based upon the closing price of $9.93 per public share on Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — NextGen Acquisition Corporation — Subscription Agreements”.

•        Pursuant to that certain Amended and Restated Limited Liability Company Agreement, dated as of August 14, 2020, by and among NextGen’s directors and executive officers and their affiliates, as applicable (the “Sponsor LLC Agreement”), certain of NextGen’s directors and executive officers made certain capital contributions to the Sponsor, the proceeds of which were used by the Sponsor to purchase the 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000. In addition, certain affiliates of George N. Mattson and Gregory L. Summe, as well as affiliates of each of NextGen’s directors, have made certain at-risk capital contributions, the proceeds of which were used by the Sponsor to purchase the 6,333,334 private placement warrants for $9.5 million. Upon or after the consummation of a business combination and as determined by certain members of the Sponsor, certain of NextGen’s directors and executive officers are entitled to receive distributions of the assets of the Sponsor pursuant to the terms of the Sponsor LLC Agreement. As such, certain of NextGen’s directors and executive officers have a direct or indirect economic interest in the securities owned by the Sponsor.

•        In the event that NextGen fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, NextGen will be required to provide for payment of claims of creditors that were not waived that may be brought against NextGen within the ten years following such redemption. In order to protect the amounts held in NextGen’s trust account, the Sponsor has agreed that it will be liable to NextGen if and to the extent any claims by a third party (other than NextGen’s independent auditors) for services rendered or products sold to NextGen, or a prospective target business with which NextGen has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of NextGen’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        In order to finance transaction costs in connection with a Business Combination, the Sponsor has advanced funds to NextGen for working capital purposes, including $440,000 as of June 24, 2021. These outstanding advances have been documented in a promissory note, dated as of March 29, 2021 (the “Promissory Note”), issued by NextGen to the Sponsor, pursuant to which NextGen may borrow up to $1,000,000 from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of October 9, 2022 and the date NextGen consummates its initial business combination. If NextGen does not complete the initial business combination within the required period, NextGen may use a portion of the working capital held outside the trust account to repay such advances and any other working capital advances made to NextGen, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to NextGen, and Sponsor may not be able to recover the value it has loaned to NextGen and any other working capital advances it may make.

•        NextGen’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on NextGen’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of working capital advances. However, if NextGen fails to consummate a business combination by October 9, 2022, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, NextGen may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of June 24, 2021 there was $440,000 of unpaid reimbursable expenses or working capital advances outstanding (which consists of funds advanced to NextGen by Sponsor pursuant to the Promissory Note).

•        As noted above, Sponsor purchased 9,375,000 NextGen Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0027 per share (after taking into account the forfeiture by Sponsor of 687,000 founder shares as a result of the underwriter’s partial exercise of the over-allotment option). As a result, Sponsor will have a rate of return on its investment which differs from the rate of return of NextGen shareholders who purchased NextGen shares at various other prices, including NextGen shares included in NextGen units that were sold at $10.00 per unit in NextGen’s initial public offering. The closing price of NextGen’s public shares on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.93. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock. In the event the stock price of the post-combination company falls below the price paid by a NextGen shareholder at the time of purchase of the NextGen shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such NextGen shareholder does not.

•        George Mattson, a current director of NextGen, is expected to be a director of New Xos after the consummation of the Business Combination. As such, in the future, Mr. Mattson may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Xos Board determines to pay to its non-employee directors.

•        The Sponsor (including its representatives and affiliates) and NextGen’s directors and officers may in the future become, affiliated with entities that are engaged in a similar business to NextGen. For example, Mr. Mattson and Mr. Summe, each of whom serves as an officer and director of NextGen and may be considered an affiliate of the Sponsor, have also recently incorporated NGCA II, which is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effective an initial business combination. Mr. Mattson and Mr. Summe are Co-Chairmen of NGCA II, and each of our other officers is also an officer of NGCA II and owe fiduciary duties under Cayman Islands Companies Act to NGCA II. The Sponsor and NextGen’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to NextGen completing its initial business combination. NextGen’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to NextGen, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in NextGen’s favor and such potential business opportunities may be presented to other entities prior to their presentation to NextGen, subject to applicable fiduciary duties under Cayman Islands Companies Act. NextGen’s Cayman Constitutional Documents provide that NextGen renounces its interest in any corporate opportunity offered to any director or officer of NextGen unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of NextGen and it is an opportunity that NextGen is able to complete on a reasonable basis.

•        NextGen’s existing directors and officers will be eligible for continued indemnification and continued coverage under NextGen’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

•        Pursuant to the Registration Rights Agreement, the Sponsor and the Xos Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Xos common stock and warrants held by such parties following the consummation of the Business Combination.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and NextGen’s directors and officers may have influenced their motivation in identifying and selecting Xos as a business combination target, completing an initial business combination with Xos and influencing the operation of the business following the initial business combination. In considering the recommendations of NextGen’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of NextGen’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in NextGen’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require NextGen to agree to amend the Merger Agreement, to consent to certain actions taken by Xos or to waive rights that NextGen is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Xos’ business or a request by Xos to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at NextGen’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, NextGen does not believe there will be any changes or waivers that NextGen’s directors and executive officers would be likely to make after shareholder approval of the BCA Proposal has been obtained. While certain changes could be made without further shareholder approval, NextGen will circulate a new or amended proxy statement/prospectus and resolicit NextGen’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the BCA Proposal.

We and Xos will incur significant transaction and transition costs in connection with the Business Combination.

We and Xos have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Xos may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by out of the proceeds of the Business Combination or by New Xos following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Xos’ and/or New Xos’ relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Xos’ and New Xos’ business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect Xos’ and New Xos’ ability to retain and hire key personnel and other employees;

•        customers, suppliers, business partners and other parties with which Xos maintains business relationships may experience uncertainty about the future of these relationships in light of the Business Combination and seek alternative relationships with third parties, seek to alter their business relationships with New Xos or fail to extend an existing relationship with Xos to New Xos; and

•        Xos has expended and New Xos will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New Xos’ results of operations and cash available to fund its businesses.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Xos has identified all material issues or risks associated with Xos, its business or the industry in which it competes.

Furthermore, we cannot assure you that factors outside of Xos’ and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Xos. Additionally, we have no indemnification rights against Xos or the Xos Stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any shareholders or warrant holders of NextGen who choose to remain New Xos stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

You may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.

In contrast, NextGen and Xos each have engaged a financial advisor (rather than underwriters) in connection with the Business Combination. The role of a financial advisor typically differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the public sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In connection with this proxy statement/prospectus, no parties other than NextGen and Xos have conducted an investigation of the disclosure contained herein. In addition, as an unaffiliated investor, you will not be afforded the opportunity to perform your own due diligence investigation of, or otherwise obtain information on, NextGen or Xos beyond the information that is contained in this proxy statement/prospectus (or is otherwise publicly available). You therefore may not have the benefit of the same level of review as an investor in an underwritten public offering, who has the benefit of the underwriters’ evaluation and due diligence investigation of the issuer.

The historical financial results of Xos and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Xos’ actual financial position or results of operations would have been.

The historical financial results of Xos included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone company during the periods presented or those New Xos will achieve in the future. This is primarily the result of the following factors: (i) New Xos will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) New Xos’ capital structure will be different from that reflected in Xos’ historical financial statements. New Xos’ financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New Xos’ future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to, NextGen being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Xos on the Closing Date and the number of NextGen Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New Xos’ future operating or financial performance and New Xos’ actual financial condition and results of operations may vary materially from New Xos’ pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Xos and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Xos common stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Xos. We and certain investors, the Xos Stockholders, and directors and officers of Xos and its affiliates will become stockholders of New Xos. We will depend on Xos for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to New Xos common stock. The financial condition and operating requirements of Xos may limit our ability to obtain cash from Xos. The earnings from, or other available assets of, Xos may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on New Xos common stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the Business Combination.

We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that Xos’ obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen) (such amount, the “Trust Amount”) plus the PIPE Investment Amount (as defined herein) actually received by NextGen at or prior to the Closing Date (as defined herein), is equal to or greater than $220.0 million (the “Minimum Available Cash Amount,” and such condition, the “Minimum Cash Condition”).

If the Trust Amount when added to the PIPE Investment (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Xos. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will NextGen redeem public shares in an amount that would cause New Xos’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

There can be no assurance that Xos could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the trust account, the cash held by New Xos and its subsidiaries (including Xos) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than our Sponsor’s commitment to provide us loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of our public shareholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of New Xos after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) NextGen’s net tangible assets (as determined in accordance with Rule 3a51(g) (1) of the Exchange Act) being at least $5,000,001. The purpose of such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders or shareholders for approval in connection with our initial business combination.

Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed the Business Combination within the required time period, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, NextGen files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty or having acted in bad faith, thereby exposing it and us to claims of damages. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we enter into an insolvency proceeding, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The public stockholders will experience immediate dilution as a consequence of the issuance of New Xos common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Xos.

It is anticipated that, following the Business Combination, (1) NextGen’s public shareholders are expected to own approximately 19.1% of the outstanding New Xos common stock, (2) Xos Stockholders (without taking into account any public shares held by Xos Stockholders prior to the consummation of the Business Combination) are expected to own approximately 64.9% of the outstanding New Xos common stock, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investor) are expected to collectively own approximately 4.8% of the outstanding New Xos common stock and (4) the Third-Party PIPE Investors are expected to own approximately 11.2% of the outstanding New Xos common stock.

These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any shares of New Xos common stock in connection with earnout payments, (iii) (a) the vesting of all shares of New Xos common stock received in respect of the New Xos Restricted Stock Awards, (b) the vesting and exercise of all New Xos Options for shares of New Xos common stock, (c) the vesting of all New Xos RSUs and the issuance of shares of New Xos common stock in respect thereof and (d) that New Xos issues shares of New Xos common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 127,626,116 shares of New Xos common stock (which assumes that all New Xos Options are net-settled), and (iv) that New Xos issues 20,000,000 shares of New Xos common stock to the PIPE Investors pursuant to the PIPE Investment (which excludes the 2,000,000 shares of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering). If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing shareholders in the combined company will be different.

In addition, Xos employees and consultants hold equity awards granted under the 2018 Stock Option Plan, and after the Business Combination, are expected to be granted equity awards under the 2021 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Xos common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of NextGen securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Warrants will become exercisable for New Xos common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 18,833,334 shares of New Xos common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our public offering. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Xos common stock will be issued, which will result in dilution to the existing holders of New Xos common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Xos common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Even if the Business Combination is consummated, the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement between the Warrant Agent and NextGen. The Warrant Agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants under the warrant agreement and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants; provided that any amendment that solely affects the terms of the private placement warrants or any provision of the warrant agreement solely with respect to the private placement warrants will also require at least 65% of the then outstanding private placement warrants.

Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New Xos’ common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New Xos’ common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of our New Xos common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of New Xos common stock determined based on the redemption date and the fair market value of our New Xos common stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 shares of New Xos common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Following the Business Combination, New Xos currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Xos Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Nasdaq may not list New Xos’ securities on its exchange, which could limit investors’ ability to make transactions in New Xos’ securities and subject New Xos to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of securities on Nasdaq, we will be required to demonstrate New Xos’ compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have New Xos’ securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if New Xos’ securities are listed on Nasdaq, New Xos may be unable to maintain the listing of its securities in the future.

If New Xos fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Xos would not be required to consummate the Business Combination. In the event that Xos elected to waive this condition, and the Business Combination was consummated without New Xos’ securities being listed on Nasdaq or on another national securities exchange, New Xos could face significant material adverse consequences, including:

•        a limited availability of market quotations for New Xos’ securities;

•        reduced liquidity for New Xos’ securities;

•        a determination that New Xos common stock is a “penny stock” which will require brokers trading in New Xos common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Xos’ securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Xos’ securities are not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

NextGen’s and Xos’ ability to consummate the Business Combination, and the operations of New Xos following the Business Combination, may be materially adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has, and could continue to, adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Xos or New Xos following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Business Combination even if Xos, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Xos is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, Xos’ ability to consummate the Business Combination and New Xos’ financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Xos and New Xos may also incur additional costs due to delays caused by COVID-19, which could adversely affect New Xos’ financial condition and results of operations.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Following the issuance of the SEC Staff Statement, after consultation with our independent registered public accounting firm, our management and our audit committee concluded that, in light of the SEC Staff Statement, that a material weakness was identified relating to the accounting of our warrants and it was appropriate to restate previously issued and audited financial statements as of December 31, 2020 and for the period from July 29, 2020 (inception) through December 31, 2020.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, we have identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in October 2020 and the private placement warrants. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our derivative warrant liabilities, change in fair value of derivative warrant liabilities, NextGen Class A ordinary shares subject to possible redemption, accumulated deficit and related financial disclosures for the periods beginning with the period from July 29, 2020 (inception) through December 31, 2020. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with the October 2020 initial public offering and the private placement warrants, see “Note 2 — Restatement of Previously Issued Financial Statements” to the accompanying financial statements, as well as the section entitled “NextGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures.”

As described in the section entitled “NextGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures,” we have concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in our internal control over financial reporting. We have taken a number of measures to remediate the material weaknesses described therein; however, if we are unable to remediate our material weakness in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. If any of these events were to occur, it could result a material adverse effect on our business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our securities. In addition, we will incur additional costs to remediate the material weakness in our internal control over financial reporting, as described in the section entitled “NextGen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures.”

We can provide no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Our warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our securities.

We account for our warrants as derivative warrant liabilities. At each reporting period, (1) the accounting treatment of the warrants will be re-evaluated for proper accounting treatment as a liability or equity, and (2) the fair value of the liability of the public warrants and private placement warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities.

We and, following the Business Combination, New Xos, may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Following the issuance of the SEC Staff Statement, after consultation with our independent registered public accounting firm, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of December 31, 2020 and for the period from July 29, 2020 (inception) through December 31, 2020 (the “Restatement”). See “— Our warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our securities.” As part of the Restatement, we identified a material weakness in our internal control over financial reporting.

As a result of such material weakness, the Restatement, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, we and, following the Business Combination, New Xos, face potential for litigation or other disputes which may include, among others, claims involving the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we are not aware of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations, financial condition and reputation or our ability to complete the Business Combination and related transactions in a timely manner or at all.

Additional Risks Related to Ownership of New Xos Common Stock Following the Business Combination and New Xos Operating as a Public Company

The price of New Xos’ common stock and warrants may be volatile.

Upon consummation of the Business Combination, the price of New Xos common stock, as well as New Xos warrants, may fluctuate due to a variety of factors, including:

•        changes in the industries in which New Xos and its customers operate;

•        developments involving New Xos’ competitors;

•        changes in laws and regulations affecting its business;

•        variations in its operating performance and the performance of its competitors in general;

•        actual or anticipated fluctuations in New Xos’ quarterly or annual operating results;

•        publication of research reports by securities analysts about New Xos or its competitors or its industry;

•        the public’s reaction to New Xos’ press releases, its other public announcements and its filings with the SEC;

•        actions by stockholders, including the sale by the Third-Party PIPE Investors of any of their shares of our common stock;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving the combined company;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of New Xos common stock available for public sale; and

•        general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Xos common stock and warrants regardless of the operating performance of New Xos.

New Xos does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New Xos currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Xos Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

If analysts do not publish research about New Xos’ business or if they publish inaccurate or unfavorable research, New Xos’ stock price and trading volume could decline.

The trading market for New Xos common stock will depend in part on the research and reports that analysts publish about its business. New Xos does not have any control over these analysts. If one or more of the analysts who cover New Xos downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of New Xos’ common stock could decline. If few analysts cover New Xos, the demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering New Xos in the future or fail to publish reports on it regularly.

New Xos may be subject to securities litigation, which is expensive and could divert management attention.

The market price of New Xos’ common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Xos may be the target of this type of litigation in the future. Securities litigation against New Xos could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of New Xos’ common stock after the consummation of the Business Combination may cause the market price of New Xos’ securities to drop significantly, even if New Xos’ business is doing well.

In connection with the Business Combination, certain Xos Stockholders and certain of Xos’ officers and directors entered into a lock-up agreement pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of New Xos’ common stock held immediately following the Closing and (ii) any of their shares of New Xos’ common stock that result from converting securities held immediately following the Closing (the “Lock-up Shares”). Such restrictions begin at Closing and end on the date that is 180 days after the Closing.

Additionally, certain officers of Xos (the “Founders” and, together with the Xos Stockholders entering into lock-ups in connection with the Business Combination, the “Lock-Up Stockholders”) have agreed to an extended lock-up period of two years following the Closing with respect to their Lock-Up Shares, however they are permitted to sell Lock-Up Shares during such extended lock-up period via written trading plans in compliance with Rule 10b5-1 under the Exchange Act following the date that is 180 days after the Closing. Notwithstanding the foregoing, immediately following the Closing, the Founders intend to each sell 1,000,000 shares (2,000,000 shares in the aggregate) of New Xos common stock pursuant to the Founders Secondary Offering.

The Sponsor is subject to a lock-up pursuant to a letter agreement, dated October 6, 2020, by and among NextGen, the Sponsor and the other parties thereto, pursuant to which the Sponsor is subject to a lock-up ending on the earlier of (i) the date that is one year after the Closing and (ii) the date on which the last reported sale price of New Xos’ common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

However, following the expiration of such lock-ups, the Sponsor and the Lock-Up Stockholders will not be restricted from selling shares of New Xos’ common stock held by them, other than by applicable securities laws. Additionally, the Third-Party PIPE Investors will not be restricted from selling any of their shares of New Xos’ common stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of New Xos common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Xos common stock. Upon completion of the Business Combination, the Sponsor and the Lock-Up Stockholders (including the shares of New Xos common stock issued as awards as a result of conversion of Xos common stock that were reserved for issuance pursuant to Xos Awards outstanding as of immediately prior to the Closing) will collectively beneficially own approximately 47.7% of the outstanding shares of New Xos common stock, assuming that no additional public shareholders redeem their public shares in connection with the Business

Combination. Assuming approximately 35,500,000 public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and the Xos Stockholders would rise to 58.3% of the outstanding shares of New Xos common stock (including the shares of Xos common stock reserved in respect of Xos Awards outstanding as of immediately prior to the Closing that will be converted into awards based on New Xos common stock).

The shares held by Sponsor and the Lock-Up Stockholders may be sold after the expiration of their applicable lock-up periods. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Xos’ share price or the market price of New Xos common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New Xos’ business operations.

As a public company, New Xos will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, New Xos will incur significant legal, accounting and other expenses that Xos did not previously incur. New Xos’ entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in New Xos incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for New Xos to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for New Xos to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Xos is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Xos as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Xos after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Xos common stock. Additionally, once New Xos is no longer an emerging growth company, it will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

We are currently an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of NextGen Class A ordinary shares and warrants.

U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of NextGen Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on New Xos common stock after the Domestication.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) NextGen Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) NextGen Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of NextGen stock entitled to vote and less than 10% or more of the total value of all classes of NextGen stock, will generally recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its NextGen Class A ordinary shares for New Xos common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount”

(as defined in the Treasury Regulations under Section 367 of the Code) attributable to the NextGen Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of NextGen stock entitled to vote or 10% or more of the total value of all classes of NextGen stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the NextGen Class A ordinary shares held directly by such U.S. Holder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that NextGen is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of NextGen Class A ordinary shares to recognize gain on the exchange of NextGen Class A ordinary shares for New Xos common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s NextGen Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges NextGen warrants for newly issued New Xos warrants; currently, however, the election mentioned above does not apply to NextGen warrants (for discussion regarding the unclear application of the PFIC rules to NextGen warrants, see the section entitled “U.S. Federal Income Tax Considerations — PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of NextGen. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

Upon consummation of the Business Combination, the rights of holders of New Xos common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of NextGen Class A ordinary shares arising under the Cayman Islands Companies Act as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New Xos common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Act and, therefore, some rights of holders of New Xos common stock could differ from the rights that holders of NextGen Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that New Xos becomes involved in costly litigation, which could have a material adverse effect on New Xos.

In addition, there are differences between the new organizational documents of New Xos and the current constitutional documents of NextGen. For a more detailed description of the rights of holders of New Xos common stock and how they may differ from the rights of holders of NextGen Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Xos are attached as Annex I and Annex J, respectively, to this proxy statement/prospectus and we urge you to read them.

Delaware law and New Xos’ Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of New Xos common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Xos Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•        providing for a classified board of directors with staggered, three-year terms;

•        the ability of the New Xos Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the proposed certificate of incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the limitation of the liability of, and the indemnification of, the directors and officers of New Xos;

•        the ability of the New Xos Board to amend the bylaws, which may allow the New Xos Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the New Xos Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Xos Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Xos.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the board of directors or management of New Xos.

The provisions of the proposed certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable.

New Xos’ proposed certificate of incorporation provides that, to the fullest extent permitted by law, and unless New Xos consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for (i) any derivative claim or cause of action brought on behalf of New Xos, (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of New Xos to New Xos or New Xos’ stockholders, (iii) any claim or cause of action against New Xos or any current or former director, officer or other employee of New Xos arising out of or pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as either may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or Proposed Bylaws (as either may be amended from time to time), (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (vi) any claim or cause of action against New Xos or any current or former director, officer, or other employee of New Xos governed by the internal affairs doctrine or otherwise related to New Xos’ internal affairs. The Proposed Certificate of Incorporation also provides that, unless New Xos consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by New Xos, its officers and directors, the underwriter for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

These provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against directors and officers of New Xos, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Xos, a court could find the choice of forum provisions contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in such action.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Risks Related to the Redemption

There is no guarantee that a NextGen stockholder’s decision whether to redeem their shares for a pro rata portion of the trust account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell his, her or its public shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a NextGen stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if a NextGen public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Xos’ common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A NextGen stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If NextGen stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to NextGen’s transfer agent prior to the vote at the extraordinary general meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with Xos is consummated, NextGen will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section entitled “Extraordinary General Meeting of NextGen — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Your inability to redeem any such excess public shares could resulting in you suffering a material loss on your investment in NextGen if you sell such excess public shares in open market transactions. NextGen cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price.

However, NextGen’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the BCA Proposal is not restricted by this limitation on redemption.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Xos by October 9, 2022 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues in the U.S. and, while the extent of the impact of the outbreak on NextGen will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of infectious diseases) may negatively impact the business of New Xos following the Business Combination.

If NextGen is not able to complete the Business Combination with Xos by October 9, 2022, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to NextGen’s Cayman Constitutional Documents, NextGen will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of NextGen’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (i) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (a) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by October 9, 2022 or (b) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of the public shares if we have not completed an initial business combination by October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If we have not completed our initial business combination, our public shareholders may be forced to wait until after October 9, 2022 before redemption from the trust account.

If we have not completed our initial business combination by October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to October 9, 2022 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of March 31, 2021, NextGen had cash of approximately $124,000 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2021, NextGen had total current liabilities of $206,477.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until October 9, 2022, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to NextGen in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF NEXTGEN

General

NextGen is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by NextGen’s board of directors for use at the extraordinary general meeting of NextGen to be held on             , 2021, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about             , 2021 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held on             , 2021, at             , Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, NY 10001, or via live webcast at https://www.cstproxy.com/nextgenacq/sm2021, or such other date, time and place to which such meeting may be adjourned or virtually postponed, to consider and vote upon the proposals.

Purpose of the NextGen Extraordinary General Meeting

At the extraordinary general meeting, NextGen is asking holders of ordinary shares to:

•        consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus statement as Annex A, pursuant to which, among other things, following the Domestication of NextGen to the State of Delaware, the Merger of Merger Sub with and into Xos, with Xos surviving the merger as a wholly owned subsidiary of New Xos in accordance with the terms and subject to the conditions of the Merger Agreement, as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•        consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of NextGen’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

•        consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, assuming the BCA Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

•        to authorize the change in the authorized share capital of NextGen from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “NextGen Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “NextGen Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “NextGen preferred shares”), to              shares of common stock, par value $0.0001 per share, of New Xos (the “New Xos common stock”) and              shares of preferred stock, par value $0.0001 per share, of New Xos (the “New Xos preferred stock”) (“Organizational Documents Proposal A”);

•        to authorize the New Xos Board to issue any or all shares of New Xos preferred stock in one or more series, with such terms and conditions as may be expressly determined by the New Xos Board and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

•        to provide that the New Xos Board be divided into three classes, with each class made up of, as nearly as may be possible, of one-third of the total number of directors constituting the entire New Xos Board, with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”);

•        to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as

Annex I and Annex J, respectively), including (1) changing the corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.”, (2) making New Xos’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), (4) being subject to the provisions of Section 203 of the DGCL and (5) removing certain provisions related to NextGen’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which NextGen’s board of directors believes is necessary to adequately address the needs of New Xos after the Business Combination (“Organizational Documents Proposal D”);

•        consider and vote upon a proposal to approve by ordinary resolution, to elect              directors who, upon consummation of the Business Combination, will be the directors of New Xos (the “Director Election Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of shares of New Xos common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor, pursuant to the PIPE Investment and (b) the Xos Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution, the Xos, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan Proposal”);

•        consider and vote upon a proposal to approve by ordinary resolution, the Xos, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal” and, collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Stock Issuance Proposal and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•        consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of NextGen Board of Directors

NextGen’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of NextGen’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

NextGen shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on             , 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. NextGen warrants do not have voting rights. As of the close of business on the record date, there were 46,875,000 ordinary shares issued and outstanding, of which 37,500,000 were issued and outstanding public shares.

The Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

Quorum

A quorum of NextGen shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting, 23,437,501 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to NextGen but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the BCA Proposal. Therefore, if the BCA Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the BCA Proposal and the Domestication Proposal. Therefore, if the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The ESPP Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the ESPP Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each NextGen ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•        You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by NextGen’s board “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•        You can attend the extraordinary general meeting and vote in person or online. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way NextGen can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a NextGen shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify NextGen’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•        you may attend the extraordinary general meeting, revoke your proxy, and vote in person or online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali, LLC, NextGen’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing NGAC.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of NextGen that New Xos redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental, NextGen’s transfer agent, that New Xos redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental, NextGen’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to             , Eastern Time, on             , 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the New Xos public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 49.3 of NextGen’s memorandum and articles of association and the Cayman Islands Companies Act, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, New Xos shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, NextGen’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, NextGen’s transfer agent, New Xos will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of New Xos common stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. New Xos public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, NextGen’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that NextGen’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, NextGen’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, NextGen’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, NextGen’s agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of NextGen have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.93. As of March 31, 2021, funds in the trust account totaled $375,017,221 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. NextGen cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither NextGen’s shareholders nor NextGen’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

NextGen is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. NextGen and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. NextGen will bear the cost of the solicitation.

NextGen has hired Morrow Sodali LLC to assist in the proxy solicitation process. NextGen will pay that firm a fee of $32,500 plus disbursements. Such fee will be paid with non-trust account funds.

NextGen will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. NextGen will reimburse them for their reasonable expenses.

NextGen Initial Shareholders

As of the date of this proxy statement/prospectus, there are 46,875,000 ordinary shares issued and outstanding, which includes the 9,375,000 founder shares held by the Sponsor and related parties and the 37,500,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,833,334 warrants, which includes the 6,333,334 private placement warrants held by the Sponsor and the 12,500,000 public warrants.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) NextGen’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

NextGen is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. NextGen shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because NextGen is holding a shareholder vote on the Merger, NextGen may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about NextGen, Xos or any other matter.

Structure of the Merger

On February 21, 2021, NextGen entered into the Merger Agreement with Merger Sub and Xos, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into Xos, the separate corporate existence of Merger Sub will cease and Xos will be the surviving corporation and a wholly owned subsidiary of NextGen and (ii) NextGen will change its name to “Xos, Inc.” or such other name as may be agreed to by NextGen and Xos prior to Closing.

Prior to the Merger, pursuant to the Domestication, NextGen will change its jurisdiction of incorporation by effecting a deregistration under Section 206 of the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which NextGen’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see the section entitled “The Domestication Proposal.”

Prior to the Effective Time, subject to the occurrence of the Merger and without any action on the part of any Xos Stockholder or Xos, the outstanding warrant to purchase shares of Series A Preferred Stock will be exercised in full in accordance with its terms (the “Xos Warrant Settlement”). Following the Xos Warrant Settlement, at the Effective Time (but prior to the conversion of securities into the Aggregate Merger Consideration), subject to the occurrence of the Merger and without any action on the part of any Xos Stockholder or Xos, each share of the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock, Series A-8 Preferred Stock, Series A-9 Preferred Stock and Series A-10 Preferred Stock of Xos (collectively, “Xos preferred stock”) will convert into one share of common stock, par value $0.0001 per share, of Xos (“Xos common stock” and, together with Xos preferred stock, “Xos Capital Stock”) (such conversion, the “Xos Preferred Conversion”).

Consideration

Aggregate Merger Consideration

At the Effective Time (after giving effect to the Xos Warrant Settlement and Xos Preferred Conversion), all outstanding shares of Xos common stock as of immediately prior to the Effective Time or resulting from the Xos Preferred Conversion, together with shares of Xos common stock reserved in respect of Xos Awards (as defined below) outstanding as of immediately prior to the Closing that will be converted into awards based on New Xos common stock, as discussed in the following section, will be cancelled in exchange for the right to receive an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share), which, in the case of Xos Awards, will be shares underlying awards based on New Xos common stock, representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of Xos Options is calculated assuming that all New Xos Options are net-settled (although New Xos Options may by their terms be cash exercised, resulting in additional dilution). An additional 22,000,000 shares of New Xos common stock will be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors, for a total aggregate purchase price of up to $220,000,000 (the “PIPE Investment”). The proceeds of the PIPE Investment, less $20,000,000 of such proceeds that will be allocated to Dakota Semler and Giordano Sordoni in the Founder Secondary Offering, together with the amounts remaining in NextGen’s trust account as of immediately following the Effective Time, will be retained by New Xos following the Closing. For additional information on the Merger Agreement, see the section entitled “BCA Proposal — The Merger Agreement.”

Treatment of Xos Options, Restricted Stock Awards and Restricted Stock Unit Awards

As a result of and upon the Closing, among other things, all (i) options to purchase shares of Xos common stock (“Xos Options”), (ii) restricted stock units based on shares of Xos common stock (“Xos RSUs”) and (iii) restricted shares of Xos common stock (“Xos Restricted Stock Awards”) outstanding as of immediately prior to the Merger (together, the “Xos Awards”) will be converted into (a) options to purchase shares of New Xos common stock (“New Xos Options”), (b) restricted stock units based on shares of New Xos common stock (“New Xos RSUs”) and (c) restricted shares of New Xos common stock (“New Xos Restricted Stock”), respectively. The portion of the Aggregate Merger Consideration reserved for the conversion of the Xos Awards is counted using the treasury stock method.

Subject to the terms of the Merger Agreement, each New Xos Option will relate to the number of whole shares of New Xos common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Xos common stock subject to the applicable Xos Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. The exercise price for each New Xos Option will equal (i) the exercise price of the applicable Xos Option divided by (ii) the Exchange Ratio. Subject to the terms of the Merger Agreement, each New Xos RSU and New Xos Restricted Stock Award will relate to the number of whole shares of New Xos common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Xos common stock subject to the applicable Xos RSU or Xos Restricted Stock Award immediately prior to the Effective Time, respectively, multiplied by (ii) the Exchange Ratio.

Xos Earnout Shares

In accordance with the terms and subject to the conditions of the Merger Agreement (including potential forfeiture of Earnout RSUs (as defined in the Merger Agreement)), during the Earnout Period the Eligible Xos Equityholders will have the right to receive a number of New Xos common stock equal to up to ten percent (10%) of the aggregate number of shares of New Xos common stock determined as follows: (i) New Xos common stock issued and outstanding immediately following the Effective Time, plus (ii) the total number of shares of New Xos common stock that would be issuable pursuant to the exercise, conversion or settlement of any New Xos Options and New Xos RSUs issued and outstanding as of immediately following the Effective Time (determined as if such New Xos Options and New Xos RSUs were fully vested), on a pro rata basis in three equal tranches upon the occurrence of an Earnout Triggering Event or a change in control of New Xos.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing of the Merger will take place by electronic delivery of documents and release of signatures at a time to be agreed by Xos and NextGen on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Merger Agreement contains representations and warranties of NextGen, Merger Sub and Xos, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” below. The representations and warranties of NextGen are also qualified by information included in NextGen’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of Xos

Xos has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Xos and its subsidiaries, recapitalization of Xos, financial statements, no undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Xos benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, permits, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied, customers and vendors, government contracts, sufficiency of assets and products, product liabilities and recalls.

The representations and warranties of Xos identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of Xos), Section 4.8 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.17 of the Merger Agreement (Brokers’ Fees) (collectively, the “Xos Fundamental Representations”).

Representations and Warranties of NextGen and Merger Sub

NextGen and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, the trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement, proxy statement and proxy/registration statement, no outside reliance, and no additional representations or warranties.

The representations and warranties of NextGen and Merger Sub identified as fundamental under the terms of the Merger Agreement are those made pursuant to: the first and second sentences of Section 5.1 of the Merger Agreement (Company Organization), Section 5.2 of the Merger Agreement (Due Authorization) and Section 5.12 of the Merger Agreement (Capitalization of Acquiror) (collectively, the “NextGen Fundamental Representations”).

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Xos are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of NextGen are qualified in whole or in part by a material adverse effect on the ability of NextGen to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to Xos (“Xos Material Adverse Effect”) means any change, event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that, individually or in the aggregate with all other Events, (a) has had, or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Xos and its subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially impair, impede or delay the ability of Xos to perform its obligations under the Merger Agreement or any Ancillary Agreement (as defined below) to which it is or will be a party or to consummate the transactions contemplated therein.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be an Xos Material Adverse Effect with respect to clause (a) in the immediately preceding paragraph:

(a)     any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;

(b)    any change in interest rates or economic, political, business or financial market conditions generally;

(c)     the taking of any action required by the Merger Agreement;

(d)    any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, wild fires or similar occurrences), pandemic or other outbreaks of illness or public health events, change in climate and other force majeure events (including any escalation or general worsening of any of the foregoing);

(e)     any acts of terrorism (including broad scale cyberterrorism not targeted at Xos or the industries or markets in which Xos and its subsidiaries operate) or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)     any failure of Xos to meet any projections or forecasts (provided that this clause (f) will not prevent a determination that any Event not otherwise excluded from this definition of Xos Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in an Xos Material Adverse Effect);

(g)    any Events generally applicable to the industries or markets in which Xos and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);

(h)    the announcement of the Merger Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Xos and its subsidiaries (it being understood that this clause (h) will be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Merger Agreement and the corresponding condition to Closing); or

(i)     any action taken, or failures to take action, or such other changes or events, in each case by, or at the request of, NextGen or Merger Sub;

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if an Xos Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of Xos and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Xos and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Xos and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Xos and its subsidiaries conduct their respective operations.

Covenants and Agreements

Xos has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain additional financial statements, affiliate agreements, promissory note forgiveness, acquisition proposals, entry into Lock-Up Agreements (as defined in the section entitled “BCA Proposal — Related Agreements — Lock-Up Agreement”), and entry into Key Employee Employment Agreements (as defined under the heading “— Covenants and Agreements — Covenants of Xos”).

NextGen has made covenants relating to, among other things, equity plans, trust account proceeds and related available equity, Nasdaq listing, no solicitation by NextGen, NextGen’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance, NextGen public filings, PIPE subscriptions, stockholder litigation and board ratification of Key Employee Employment Agreements.

Conduct of Business by Xos

Xos has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Merger Agreement (including the Xos Warrant Settlement and the Xos Preferred Conversion) or the Ancillary Agreements (as defined under the heading “— Closing Conditions — Conditions to the Obligations of Each Party”), as consented to by NextGen in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law, use reasonable best efforts to operate the business of Xos in the ordinary course consistent with past practice, other than due to any actions taken in compliance with any “shelter-in-place,” “non-essential employee” or similar order or direction of any governmental authority, and use commercially reasonable efforts to maintain each of Xos’ and its subsidiaries’ business organization, to retain the services of its current officers and certain key employees, to preserve goodwill of its customers, suppliers and other persons with whom it has significant business relationships and to maintain its properties and assets in all material respects.

During the Interim Period, Xos has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement (including the Xos Warrant Settlement and the Xos Preferred Conversion) or the Ancillary Agreements or the Xos disclosure letter to the Merger Agreement or as consented to by NextGen in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•        change or amend the governing documents of Xos or any of Xos’ subsidiaries or form or cause to be formed any new subsidiary of Xos;

•        make or declare any dividend or distribution to stockholders of Xos or make any other distributions in respect of any of Xos’ or its subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly owned subsidiary of Xos to Xos or another wholly owned subsidiary of Xos;

•        split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Xos’ or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Xos that remains a wholly owned subsidiary of Xos after consummation of such transaction;

•        purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Xos or its subsidiaries, except for (i) the acquisition by Xos or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Xos or its subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between Xos and any wholly owned subsidiary of Xos or between wholly owned subsidiaries of Xos;

•        enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material or government contracts or any real property lease, other than in the ordinary course of business consistent with past practice or as required by law;

•        sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Xos or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment and (ii) transactions among Xos and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•        acquire any ownership interest in any real property;

•        except as otherwise required by law or the terms of any benefit plan as in effect on the date of the Merger Agreement, or the terms of any Key Employee Employment Agreement, (i) grant any severance, retention, change in control or termination or similar pay to any current or former employee, officer, director or other individual service provider, except, with respect to severance, termination, or similar pay to any employee whose employment terminated after the date of the Merger Agreement, in the ordinary course of business, (ii) terminate, adopt, enter into or materially amend any benefit plan, (iii) increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice or as required or permitted under any benefit plan or other employment or consulting agreement in effect as of the date of the Merger Agreement, (iv) establish any trust or take any other action to secure the payment of any compensation payable by Xos or any of its subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Xos or any of its subsidiaries (for clarity, Xos may (A) change the title of any employee in the ordinary course of business, and (B) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing as of the date of the Merger Agreement);

•        terminate any employee of Xos or any of its subsidiaries whose individual base compensation exceeds $180,000 other than for cause;

•        acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•        make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of Xos or any of its subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among Xos and its wholly owned subsidiaries or among the wholly owned subsidiaries incurred in the ordinary course of business consistent with past practice and (iii) extended payment terms for customers in the ordinary course of business;

•        (i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•        (i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Xos or any of its subsidiaries or guarantee any debt securities of another person, other than any indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $1,000,000, (y) incurred between Xos and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as otherwise contemplated by the Merger Agreement or as such obligations become due;

•        issue any additional shares of Xos Capital Stock or securities exercisable for or convertible into Xos Capital Stock, other than (i) the issuance of Xos common stock upon the exercise or settlement of Xos Options or Xos RSUs, as applicable, outstanding on the date of the Merger Agreement, and (ii) the grant of Xos RSUs promised but ungranted as of the date of the Merger Agreement, including evidencing such awards with appropriate award agreements;

•        adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Xos or its subsidiaries (other than the Merger);

•        waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $300,000 in the aggregate;

•        dispose of, abandon or permit to lapse any rights to any of Xos’ or its subsidiaries’ intellectual property that is material to Xos and its subsidiaries, taken as a whole, except for the expiration of Xos’ registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);

•        disclose or agree to disclose to any person (other than NextGen or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Xos or any of its subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•        make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in Xos’ disclosure letter, in the aggregate;

•        manage Xos’ and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

•        permit any item of Xos’ or its subsidiaries’ intellectual property that is material to Xos and its subsidiaries, taken as a whole, to become subject to a lien (other than a permitted lien) or sell, assign, transfer, pledge, lease or license to any third person any of Xos’ or its subsidiaries’ intellectual property that is material to Xos and its subsidiaries, taken as a whole, other than non-exclusive licenses granted to customers in the ordinary course of business;

•        other than as required by applicable law, enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of Xos or its subsidiaries as the bargaining representative for any employees of Xos or its subsidiaries;

•        terminate without replacement or fail to use reasonable efforts to maintain any permit that is material to the conduct of the business of Xos and its subsidiaries, taken as a whole;

•        waive the restrictive covenant obligations of any current or former employee of Xos or any of Xos’ subsidiaries;

•        (i) limit the right of Xos or any of Xos’ subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Xos and its subsidiaries, taken as a whole;

•        amend in a manner materially detrimental to Xos or any of Xos’ subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material governmental authorization or material permit required for the conduct of the business of Xos or any of its subsidiaries;

•        terminate or amend in a manner materially detrimental to Xos or any of Xos’ subsidiaries any material insurance policy insuring the business of Xos or any of Xos’ subsidiaries;

•        take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the intended tax treatment; or

•        enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of NextGen

NextGen has agreed that during the Interim Period, it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or as consented to by Xos in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.

During the Interim Period, NextGen has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements, as consented to by Xos in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•        seek any approval from NextGen’s shareholders to change, modify or amend the Trust Agreement or the governing documents of NextGen or Merger Sub, except as otherwise contemplated by the Condition Precedent Proposals or the Adjournment Proposal (collectively, the “Transaction Proposals”);

•        except as contemplated by the Transaction Proposals, (i) make or declare any dividend or distribution to the shareholders of NextGen or make any other distributions in respect of any of NextGen’s or Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of NextGen’s or Merger Sub’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of NextGen or Merger Sub other than a redemption of shares of NextGen Class A ordinary shares effected in connection with the Merger;

•        (i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes, (v) settle any claim or assessment in respect of material taxes, (vi) affirmatively surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

•        other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of NextGen or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•        issue or sell any debt securities or warrants or other rights to acquire any debt securities of Xos or any of its subsidiaries, or guaranty any debt security of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000 or (ii) incurred between NextGen and Merger Sub;

•        incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, or guarantee any indebtedness of another person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or in support of the ordinary course operations of NextGen (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business);

•        (i) issue any securities of NextGen or securities exercisable for or convertible into securities of NextGen, other than the issuance of the Aggregate Merger Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of NextGen not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any NextGen warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•        take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the intended tax treatment; or

•        enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Covenants of NextGen

Pursuant to the Merger Agreement, NextGen has agreed, among other things, to:

•        prior to the Closing Date, approve, adopt and submit for stockholder approval (i) an equity incentive plan, in form and substance reasonably acceptable to NextGen and Xos and (ii) an employee stock purchase plan in form and substance reasonably acceptable to NextGen and Xos;

•        As soon as practicable following the date that is 60 days after the Closing and subject to applicable securities laws, file an effective registration statement on Form S-8 (or other applicable form) with respect to New Xos’ common stock issuable under the 2021 Plan and the ESPP and use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•        take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•        until the Effective Time, ensure NextGen remains listed as a public company on Nasdaq, and prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of New Xos’ common stock issuable in the Merger and the Domestication and use reasonable best efforts to obtain approval for the listing of such shares of New Xos’ common stock;

•        during the Interim Period, not, and cause its subsidiaries not, and instruct its and their representatives not, make any proposal regarding, initiate any discussions or negotiations in respect of, or enter into any agreement for certain alternative transactions and terminate any such negotiations that were ongoing as of the date of the Merger Agreement;

•        subject to the terms of NextGen’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

•        the Board of Directors of New Xos shall consist of up to              directors, which shall initially be comprised of (i) George Mattson and             , as designees of NextGen, (ii) Dakota Semler and Giordano Sordoni, as designees of Xos, and (iii) up to five independent directors designated by Xos in good faith consultation with NextGen, who will initially be             ,             ,             ,              and             ;

•        the Board of Directors of New Xos shall have a majority of “independent” directors for the purposes of Nasdaq and each of whom shall serve in such capacity in accordance with the terms of the governing documents of New Xos following the Effective Time, with one such “independent” director serving as the lead independent director of the Board of Directors of New Xos (with the customary rights and duties of a lead independent director of a United States public company);

•        the initial officers of NextGen will be as set forth in Xos’ disclosure letter, who will serve in such capacity in accordance with the terms of the governing documents of New Xos following the Effective Time;

•        subject to approval of NextGen’s shareholders, cause the Domestication to become effective prior to the Effective Time (see the section entitled “Domestication Proposal”);

•        after the Effective Time, as more fully set forth in the Merger Agreement, indemnify and hold harmless each present and former director and officer of Xos and NextGen and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•        maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Effective Time (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its and its subsidiaries’ former and current officers, directors and employees and agents, no less favorable to those persons than the provisions of the governing documents of Xos, NextGen or their respective subsidiaries, as applicable, in each case, as of the date of the Merger Agreement and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by NextGen’s, Xos’ or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will NextGen be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by NextGen or Xos, as applicable, for such insurance policy(ies) in effect on the date of the Merger Agreement;

•        on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Xos and NextGen with the post-Closing directors and executive officers of New Xos, which indemnification agreements will continue to be effective following the Closing;

•        from the date of the Merger Agreement through the Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•        except as otherwise approved in writing by Xos (which approval shall not be unreasonably withheld, conditioned or delayed), NextGen will not permit any amendment or modification any economic term or other material covenant, agreement or condition to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any such provision or to any remedy under, or any replacements of, any of the Subscription Agreements;

•        use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) NextGen the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms;

•        promptly notify and keep Xos reasonably informed of the status of any litigation brought or, to NextGen’s knowledge, threatened in writing against NextGen or its board of directors by any of NextGen’s stockholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and will provide Xos with the opportunity to participate in, but not control, the defense of any such litigation, and will give due consideration to Xos’ advice with respect to such litigation, and, except as set forth in NextGen’s disclosure letter, will not settle any such litigation without prior written consent of Xos, such consent not to be unreasonably withheld, conditioned or delayed; and

•        following the Effective Time and once established, the compensation committee of the New Xos Board will review the Key Employee Employment Agreements, and make a recommendation to the New Xos Board as to whether the New Xos Board should ratify NextGen’s entry into the Key Employee Employment Agreements and the New Xos Board, based on such recommendation, will make a determination as to whether to ratify NextGen’s entry into such agreements. In the event that such agreements are not so ratified, the Key Employee Employment Agreements will be reviewed and revised, in each case in form and substance reasonably satisfactory to the New Xos Board and the compensation committee thereof.

Covenants of Xos

Pursuant to the Merger Agreement, Xos has agreed, among other things, to:

•        subject to confidentiality obligations that may be applicable to information furnished to Xos or any of its subsidiaries by third parties that may be in the possession of Xos or its subsidiaries and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford NextGen and its accountants, counsel and other representatives reasonable access during the

Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Xos and its subsidiaries, to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of Xos and its subsidiaries as such representatives may reasonably request;

•        provide to NextGen and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of Xos and its subsidiaries during the Interim Period, in each case, as NextGen or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of Xos or its subsidiaries, and (iii) copies of any communications sent or received by Xos or its subsidiaries in connection with such legal proceedings, matters and decisions;

•        (i) act in good faith and to deliver to NextGen, as soon as reasonably practicable following the date of the Merger Agreement, and in any event no later than March 15, 2021, the audited financial statements of Xos (together with the auditor’s reports thereon and notes thereto) and its subsidiaries as of and for the year ended December 31, 2020 and (ii) if the Effective Time has not occurred prior to May 14, 2021, then as soon as reasonably practicable following May 14, 2021, but no later than June 22, 2021, deliver to NextGen the auditor reviewed financial statements of Xos (including all notes thereto) and its subsidiaries as of and for the three-month period ended March 31, 2021;

•        at or prior to Closing, terminate or settle all Affiliate Agreements (as defined in the Merger Agreement) set forth in the applicable section of Xos’ disclosure letter without further liability to NextGen, Xos or any of its subsidiaries;

•        deliver to NextGen evidence that all amounts due and owing under the Partial-Recourse Promissory Note (as defined in the Merger Agreement) have been forgiven, cancelled or otherwise extinguished and the Partial-Recourse Promissory Note has been terminated without any further liability to NextGen, Xos or any of its subsidiaries;

•        during the Interim Period, not, and to instruct and use reasonable best efforts to cause its representatives to not, (i) solicit, initiate or participate in any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to an alternative transaction. From and after the date of the Merger Agreement, Xos will, and will instruct its officers and directors to, and Xos will instruct and cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to certain alternative transactions (other than NextGen and its representatives). Xos will promptly notify NextGen if any person makes any written proposal, offer or inquiry with respect to an alternative transaction and provide NextGen with a description of the material terms and conditions thereof to the extent that such disclosure would not result in breach of Xos’ confidentiality obligations that are in existence as of the date of the Merger Agreement;

•        prior to the Closing, use its reasonable best efforts to cause certain Xos Stockholders to deliver, or cause to be delivered, to NextGen copies of the Lock-Up Agreements duly executed by all such parties in form and substance reasonably satisfactory to NextGen; and

•        prior to the Closing, cause certain key employees to enter into an employment agreement with NextGen, Xos or an affiliate of NextGen or Xos, in each case in form and substance reasonably satisfactory to NextGen and to be effective no later than the Closing (the “Key Employee Employment Agreement”).

Joint Covenants of NextGen and Xos

In addition, each of NextGen and Xos has agreed, among other things, to take certain actions set forth below.

•        Each of NextGen and Xos will (and, to the extent required, will cause its affiliates to) comply promptly, but in no event later than ten business days after the date of the Merger Agreement, with the notification and reporting requirements of the HSR Act.

•        Each of NextGen and Xos will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.

•        Each of NextGen and Xos will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes and each pay one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain Xos’ prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).

•        (a) NextGen and Xos will jointly prepare and NextGen will file with the SEC mutually acceptable materials, including the proxy statement and (b) NextGen will prepare and file with the SEC the Registration Statement (as defined below) in connection with the registration under the Securities Act of (i) the shares of New Xos common stock and warrants comprising such to be issued in connection with the Domestication and (ii) the shares of New Xos common stock that constitute the Aggregate Merger Consideration.

•        Each of NextGen and Xos will use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement.

•        NextGen will use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Merger Agreement, and Xos will furnish all information as may be reasonably requested in connection with any such action.

•        No filing of, or amendment or supplement to the Registration Statement (other than an immaterial amendment that does not include any materially new information regarding Xos) will be made by NextGen or Xos without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed).

•        NextGen will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate the Registration Statement to shareholders of NextGen, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Transaction Proposals, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than 30 business days following the date the Registration Statement is declared effective), (iii) solicit proxies from the holders of public shares of NextGen to vote in favor of each of the Transaction Proposals, and (iv) provide its shareholders (including the holders of NextGen Class A ordinary shares) with the opportunity to elect to effect a redemption.

•        Xos will use its best efforts to obtain the requisite stockholder approval necessary to consummate the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Xos Stockholder Approval”), either by (i) written consent of collective holders of shares of Xos Capital Stock sufficient to obtain Xos Stockholder Approval promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders (but in any event no later than 2 business days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders), or (ii) in the event Xos determines it is unable to obtain such written consent, by calling and holding a meeting of the stockholders of Xos for the purpose of voting solely upon the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders (but in any event no later than 2 business days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders).

•        NextGen and Xos will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of NextGen, Xos, or their respective affiliates are required to obtain in order to consummate the Merger and take such other action as may be reasonably necessary or reasonably requested by another party to satisfy the conditions to the closing of the Merger set forth in the Merger Agreement or otherwise to comply with the Merger Agreement ot to consummate the transactions contemplated thereby.

•        Each of Xos and NextGen will, prior to the Effective Time, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of Xos Capital Stock or acquisitions of shares of New Xos common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act.

•        Each of Xos and NextGen will each, and will each cause their respective subsidiaries and affiliates (as applicable) and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement, including the PIPE Investment.

•        NextGen will use its reasonable best efforts to, and will instruct its financial advisors to, keep Xos and its financial advisors reasonably and periodically informed with respect to the PIPE Investment and, to the extent NextGen has knowledge thereof, material changes in the holdings of New Xos common stock during the period commencing on the date of announcement of the Merger Agreement or the transactions contemplated thereby until the Closing Date.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Merger Agreement, the Merger may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of Xos to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NextGen’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Xos or NextGen) (such amount, the “Trust Amount”) plus the PIPE Investment Amount actually received by NextGen prior to or substantially concurrently with the Closing, is equal to at least $220.0 million (the “Minimum Cash Condition”). The Minimum Cash Condition is for the sole benefit of Xos.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•        the approval of the Transaction Proposals by NextGen’s shareholders will have been obtained (the “NextGen Shareholder Approval”);

•        Xos Stockholder Approval shall have been obtained;

•        the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•        the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement and the (i) Sponsor Support Agreement, (ii) Xos Stockholder Support Agreement, (iii) Confidentiality Agreement, (iv) Registration Rights Agreement and (v) Lock-Up Agreements (clauses (i), (ii), (iii), (iv) and (v), collectively, the “Ancillary Agreements”) will have expired or been terminated;

•        there will not (i) be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation restraining, enjoining or otherwise prohibiting the consummation of the Merger, and (ii) have been adopted any law or regulation that would result in the consummation of the Merger being illegal or otherwise prohibited;

•        NextGen will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

•        the shares of New Xos common stock to be issued in connection with the Merger will have been approved for listing on Nasdaq.

Conditions to the Obligations of NextGen and Merger Sub

The obligations of NextGen and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by NextGen and Merger Sub:

•        certain of the representations and warranties of Xos pertaining to the capitalization of Xos will be true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•        each of the Xos Fundamental Representations (other than the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•        each of the other representations and warranties of Xos contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had and would not, individually or in the aggregate, reasonably be expected to have an Xos Material Adverse Effect;

•        each of the covenants of Xos to be performed or complied with as of or prior to the Closing will have been performed or complied with in all material respects;

•        since the date of the Merger Agreement, there will not have occurred an Xos Material Adverse Effect; and

•        Xos will have delivered (or cause to have been delivered) each of the Closing deliverables to be delivered by it pursuant to the Merger Agreement.

Conditions to the Obligations of Xos

The obligation of Xos to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Xos:

•        each of the representations and warranties of NextGen regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•        each of the NextGen Fundamental Representations (other than the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•        each of the other representations and warranties of NextGen contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•        each of the covenants of NextGen to be performed or complied with as of or prior to the Closing will have been performed and complied with in all material respects;

•        directors and officers of NextGen set forth in NextGen’s disclosure letter will have resigned or otherwise been removed, effective as of or prior to the Closing;

•        the Minimum Cash Condition. For more information, see the section entitled “— Minimum Cash Condition” above; and

•        NextGen will have delivered (or cause to have been delivered) each of the Closing deliverables to be delivered by it pursuant to the Merger Agreement other than any payments to be made pursuant to the Merger Agreement, which payments shall be made at the Closing.

Termination; Effectiveness

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

•        by the mutual written consent of Xos and NextGen;

•        by Xos or NextGen if any Governmental Order has become final and nonappealable and has the effect of enjoining or prohibiting consummation of the Merger, or if any law or regulation is adopted that would result in the consummation of the Merger being illegal or otherwise prohibited;

•        by Xos or NextGen if the NextGen Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at a meeting of NextGen’s shareholders duly convened therefor or at any adjournment thereof;

•        by Xos if there has been a modification in recommendation of the board of directors of NextGen with respect to any of the Transaction Proposals;

•        by written notice to Xos from NextGen in the event of certain uncured breaches on the part of Xos or if the Closing has not occurred on or before August 21, 2021 (the “Agreement End Date”), unless NextGen is in material breach of the Merger Agreement;

•        by NextGen, if the Xos Stockholder Approval has not been obtained within two business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or

•        by written notice to NextGen from Xos in the event of certain uncured breaches on the part of NextGen or Merger Sub or if the Closing has not occurred on or prior to the Agreement End Date, unless Xos is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Xos, NextGen or Merger Sub, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination or actual fraud, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties to the Merger Agreement with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, New Xos will, upon the consummation of the Merger and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of Xos and pay or cause to be paid all accrued reasonable and documented transaction expenses of NextGen or its affiliates (including the Sponsor, which includes any outstanding amounts under any working capital loans, subject to a $1 million cap on the repayment of any such working capital loans). NextGen and Xos will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Certain Engagements in Connection with the Business Combination and Related Transactions

Goldman Sachs & Co. LLC (“Goldman Sachs”) is acting as sole placement agent to NextGen in connection with the PIPE Investment, as financial advisor in connection with the proposed Business Combination and as lead capital markets advisor to NextGen. Rothschild & Co. is acting as an additional financial advisor to NextGen in connection with the proposed Business Combination. Credit Suisse LLC (“Credit Suisse”) is acting as an additional capital markets advisor to NextGen. BofA Securities, Inc. (“BofA”) is acting as exclusive financial advisor to Xos in connection with the proposed Business Combination. In connection with such engagements, Goldman Sachs, BofA, Rothschild & Co and Credit Suisse (or their respective affiliates) will receive fees and expense reimbursements customary for a PIPE transaction and business combination, as applicable (in each case subject to the terms and conditions of their respective engagement letters, as applicable, with NextGen and Xos). In addition, Goldman Sachs and Credit Suisse acted as underwriters to NextGen in connection with NextGen’s initial public offering and will receive deferred underwriting commissions in connection therewith. In addition, NextGen signed engagement letters with Goldman Sachs and Rothschild & Co waiving any conflicts and acknowledging their respective roles described above. BofA also signed an engagement letter with Xos waiving any conflicts and acknowledging its role described above.

In addition, Goldman Sachs (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, Goldman Sachs and its affiliates may provide investment banking and other commercial dealings to NextGen, Xos and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, Goldman Sachs and its affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of NextGen or Xos, or their respective affiliates. Goldman Sachs and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of such related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, NextGen, the Sponsor, Xos and the Persons set forth on Schedule I thereto entered into the Sponsor Support Agreement, dated as of February 21, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earlier to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of NextGen and (c) as to each Sponsor (as defined in the Sponsor Support Agreement), the written agreement of NextGen, Xos and such Sponsor. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Agreement prior to such termination.

Xos Stockholder Support Agreement

In connection with the execution of the Merger Agreement, NextGen entered into a support agreement with Xos and certain stockholders of Xos (the “Requisite Xos Stockholders”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Xos Stockholder Support Agreement”). Pursuant to the Xos Stockholder Support Agreement, the Requisite Xos Stockholders agreed to, among other things, vote to adopt and approve, upon the registration statement being declared effective and delivered or otherwise made available to stockholders, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Xos Stockholder Support Agreement.

Pursuant to the Xos Stockholder Support Agreement, the Requisite Xos Stockholders also agreed to, among other things, (a) exercise drag-along rights, if applicable to the Merger, pursuant to and in accordance with that certain Voting Agreement, dated December 31, 2020, and (b) deliver a duly executed copy of the Registration Rights Agreement at the Closing.

The Xos Stockholder Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Xos Stockholder Support Agreement) and (b) as to each Requisite Xos Stockholder, the written agreement of the parties thereto. Upon such termination of the Xos Stockholder Support Agreement, all obligations of the parties under the Xos Stockholder Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Xos Stockholder Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Xos Stockholder Support Agreement prior to such termination.

Registration Rights Agreement

The Merger Agreement contemplates that, prior to or concurrently with the Closing, New Xos, the Sponsor and the Xos Registration Rights Holders will enter into the Registration Rights Agreement, pursuant to which New Xos will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Xos common stock and other equity securities of New Xos that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.

The Registration Rights Agreement amends and restates the registration rights agreement by and among NextGen, the Sponsor and the other parties thereto, dated October 6, 2020 and entered into in connection with NextGen’s initial public offering and the investor rights agreement by and among Xos and the investor parties thereto, dated December 31, 2020. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Lock-Up Agreement

The Merger Agreement contemplates that, prior to or concurrently with the Closing, certain of Xos’ officers, directors and stockholders will enter into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they will agree not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of New Xos common stock or other capital stock of New Xos held by such persons immediately after the Closing or any shares of New Xos common stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of New Xos common stock held by such persons immediately after the Closing (“Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for 180 days after the Closing.

Certain officers of Xos will agree to an extended lock-up of two years following the Closing with respect to their Lock-Up Shares (the “Extended Lock-Up Period”). During the term beginning on the 180th day after the Closing and ending with the expiration of the Extended Lock-Up Period, such officers shall be permitted to sell Lock-Up Shares via written trading plans in compliance with Rule 10b5-1 under the Exchange Act.

Subscription Agreements

In connection with the execution of the Merger Agreement, NextGen entered into the Subscription Agreements, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 22,000,000 shares of New Xos common stock at $10.00 per share for an aggregate commitment amount of $220,000,000, with $20,000,000 of such proceeds allocated to Dakota Semler and Giordano Sordoni in the Founder Secondary Offering. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon, among other customary closing conditions, the conditions to the closing of the Business Combination having been satisfied. The closings under the Subscription Agreements will occur substantially concurrently with the Closing.

The Subscription Agreements provide for certain registration rights with respect to the PIPE Investors. In particular, New Xos is required to, as soon as practicable but no later than 15 business days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, New Xos is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof and (ii) the 5th business day after the date New Xos is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. New Xos must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act and (iii) three years from the date of effectiveness of the registration statement.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any and all right, title and interest or any claim of any kind it has or may have in the future, in or to any monies held in the trust account. The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) August 21, 2021.

Background to the Business Combination

NextGen is a blank check company incorporated on July 29, 2020, as a Cayman Islands exempted company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The proposed Business Combination was the result of an extensive search for a potential transaction using the networks of our management team, including our board of directors and senior advisors, as well as our underwriters. The terms of the Merger Agreement were the result of extensive negotiations between NextGen and Xos. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On July 31, 2020, our Sponsor subscribed for an aggregate of 10,062,500 NextGen Class B ordinary shares, par value $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.0025 per share.

On October 9, 2020, NextGen completed its initial public offering of 35,000,000 units, at a price of $10.00 per unit (the “NextGen units”), and on November 17, 2020, pursuant to the underwriters’ partial exercise of the over-allotment option, the underwriters purchased an additional 2,500,000 units, at a price of $10.00 per unit, generating gross proceeds of $375,000,000 (inclusive of the partial exercise by the underwriters of the over-allotment option) before transaction costs (including deferred underwriting expenses to be paid upon the completion of NextGen’s initial business combination). The underwriters’ forfeiture of the remaining over-allotment option resulted in our Sponsor’s forfeiture of 687,500 NextGen Class B ordinary shares.

Each NextGen unit consisted of one NextGen Class A ordinary share and one-third of one public warrant. Each whole public warrant entitles the holder thereof to purchase one NextGen Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the initial public offering, NextGen completed the private sale of an aggregate of 6,000,000 private placement warrants at a price of $1.50 per warrant to the Sponsor. Simultaneously with the closing of the over-allotment, NextGen consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 333,334 private placement warrants at a price of $1.50 per warrant by the Sponsor. In connection with NextGen’s initial public offering, Goldman Sachs & Co LLC (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) acted as underwriters to NextGen, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as U.S. legal advisor to NextGen, and Maples and Calder (Cayman) LLP (“Maples”) acted as Cayman Islands legal advisor to NextGen.

NextGen did not select any business combination target in advance of its initial public offering and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any potential business combination target in advance of its initial public offering. Since the completion of its initial public offering, NextGen considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of NextGen contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the industrial and healthcare sectors, among others. NextGen considered businesses that it believed, among other things, had attractive long-term growth potential, were well-positioned within their industry and would benefit from the broad network and substantial strategic, financial, and operational experience of NextGen’s leadership team. In the process that led to identifying Xos as an attractive investment opportunity, NextGen’s management team considered hundreds of potential business combination targets and made contact with representatives of over 30 such potential combination targets (8 of which were focused in the electric vehicle and automotive technology sectors) to discuss the potential for a business combination transaction, and entered into non-disclosure agreements with 17 of such potential business combination targets, all of which did not contain an exclusivity provision.

Beginning on the week of October 12, 2020, weekly meetings via teleconference were held among members of NextGen’s management team in order to discuss matters relating to NextGen’s initial business combination. Such meetings were intended to allow NextGen’s management team to discuss updates regarding the status of the evaluation of, and outreach to, potential business combination targets, including, but not limited to, Xos. Before entering into the Initial LOI (as defined below) with Xos on December 9, 2020, NextGen’s management team actively pursued several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets. After entering into the Confidentiality Agreement (as defined below) with Xos on November 17, 2020, which did not contain an exclusivity provision, NextGen continued to actively pursue 10 other potential business combination targets until December 9, 2020, at which point NextGen agreed to be subject to an exclusivity period with Xos pursuant to the Initial LOI. During this process, NextGen’s management ultimately determined, and the NextGen board of directors agreed, that Xos was the most attractive business combination target they had reviewed, and that the potential business combination with Xos met the primary investment criteria that had been identified by management, as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination” for additional information. For that reason, management decided not to further pursue the other potential business combination targets it had considered.

Xos was initially introduced to NextGen on November 17, 2020 via teleconference with Bank of America (“BofA”), in their capacity as Xos’ financial advisor. During such teleconference, BofA indicated Xos was interested in entering into discussions with NextGen. Later that day, NextGen executed a non-disclosure agreement (the “Confidentiality Agreement”) with Xos. After the Confidentiality Agreement was executed, Xos began providing preliminary confidential information to NextGen regarding Xos and its subsidiary and their collective business operations.

From November 20, 2020 through early December 2020, representatives of NextGen held multiple meetings via teleconference and video teleconference and exchanged e-mails with representatives of Xos to discuss Xos’ business operations, including financial information, product portfolio, technology, commercial strategy, competitive positioning, market opportunity, and the terms of a potential business combination transaction between the parties, including valuation and valuation methodology, subject to further due diligence review of Xos and its business operations by representatives of NextGen. These meetings were established to provide NextGen and Xos with the appropriate background to reach an agreement on an initial version of the non-binding letter of intent.

On November 20, 2020, representatives of NextGen (including George Mattson and Gregory Summe) and representatives of Xos (including Dakota Semler, Giordano Sordoni, Kingsley Afemikhe and Robert Ferber) first met in an introductory meeting via videoconference. Xos’ management provided an introductory presentation on the Company that discussed Xos’ corporate history, product portfolio, technology portfolio, competitive positioning, manufacturing strategy, and financial summary.

From November 22, 2020 through early December 2020, representatives of NextGen and of Xos and their respective advisors held multiple conference calls to discuss the proposed terms of an initial non-binding letter of intent, in addition to the parties’ perspectives on, among other things, the PIPE Investment and the inclusion of an earnout. On November 22, 2020, representatives of NextGen e-mailed to BofA, as representatives of Xos, a draft of the initial non-binding letter of intent (the “Draft Initial LOI”). NextGen and Xos and their respective representatives then exchanged comments in negotiating the Draft Initial LOI on matters including Xos’ enterprise value, target PIPE investment, certain conditions related to the participants in the PIPE Investment, an earnout for the benefit of existing Xos stockholders, representation on New Xos’ board of directors, and certain Xos financing restrictions.

On December 1, 2020, representatives of NextGen and of Xos held a meeting via videoconference to discuss follow-up due diligence matters submitted by NextGen related to Xos’ current and prospective customers, unit backlog, competitive dynamics and current and prospective partnerships. On December 2, 2020, members of NextGen’s management team, including George Mattson and Gregory Summe, visited Xos’ manufacturing facilities in Jamestown and Byrdstown, Tennessee and met with members of Xos’ management team, including Dakota Semler, Giordano Sordoni, Kingsley Afemikhe, and Dag Reckhorn, and members of Fitzgerald, one of Xos’ manufacturing partners, including Fitzgerald’s CEO, Robert Fitzgerald. The purpose of the site visits was to assess Xos’ manufacturing footprint, manufacturing strategy, and potential locations for Xos’ first Flex Manufacturing facility. During the site visit, Mr. Reckhorn, Xos’ VP of manufacturing, and Mr. Fitzgerald, gave a presentation to NextGen outlining Xos’ manufacturing strategy. On December 3, 2020 and December 4, 2020, representatives of NextGen and of Xos held a meeting via videoconference to discuss and review Xos’ financial strategy, forecasts and the assumptions underlying Xos’ financial model (the “Xos Financial Forecasts”).

On December 5, 2020, representatives of Xos provided increased color into Xos’ flex manufacturing strategy (namely, additional context around footprint, facilities and process) to representatives of NextGen and Goldman Sachs with representatives of BofA present through a meeting via videoconference. Aspects of the strategy, including vehicle assembly, battery line, manufacturing and assembly line, the manufacturing process map, site selection, manufacturing strategy, and scale and production facilities were discussed.

On December 8, 2020, following additional discussion among the parties of the terms of a potential business combination transaction involving NextGen and Xos, NextGen and Xos agreed on a final version of the Draft Initial LOI (the “Initial LOI”).

Effective as of December 9, 2020, Mr. Summe, on behalf of NextGen, and Mr. Semler, on behalf of Xos, executed the agreed non-binding Initial LOI regarding a potential business combination transaction (subject to due diligence and execution of a final letter of intent) involving NextGen and Xos.

Pursuant to the Initial LOI:

•        Xos was valued at an enterprise value range of $1.5 to 2.0 billion, with no adjustment for Xos’ cash or debt, and subject to further diligence.

•        A newly formed, wholly owned subsidiary of NextGen would merge with and into Xos with Xos surviving, and NextGen would re-domicile as a Delaware corporation prior to the consummation of the business combination transaction.

•        The total size of the PIPE Investment was contemplated to be between $150 million and $250 million. The Initial LOI set forth certain categories of investors that the parties agreed to approach for the PIPE Investment.

•        Xos reserved the right, depending on the final valuation of Xos, to include an earnout for the benefit of existing Xos shareholders.

•        The New Xos Board would be determined by Xos and NextGen prior to closing, with two NextGen designees to the New Xos Board and an appropriate number of independent directors.

•        Each of Xos and NextGen agreed to be subject to an exclusivity period from the date of the Initial LOI until the earlier of (i) the parties’ mutual agreement in writing to terminate the obligations contained in the Initial LOI, and (ii) January 4, 2021.

Following the signing of the Initial LOI, Xos provided NextGen with access to a detailed virtual data room. The NextGen team, alongside its advisors and consultants, worked closely with the Xos team to conduct more detailed cross-functional due diligence across the commercial, technology, legal, and other functional areas.

NextGen conducted extensive commercial diligence, which included (i) a detailed review of material contracts, including purchase orders, supplier agreements, manufacturing agreements, and other strategic alliance contracts, (ii) multiple meetings via teleconference or videoconference with key customers of Xos, including UPS, Wiggins, Lonestar, Loomis and Hino, (iii) a detailed review of customer product feedback, where available, (iv) continued

review of the Xos Financial Forecasts, (v) meetings and discussions with key manufacturing partners, including Fitzgerald and Metalsa, (vi) a virtual tour of Xos’ Los Angeles battery manufacturing facility on December 18, 2020 and (vi) a test-drive and walk-around of a customer’s step-van deployed at an e-commerce distribution center in the greater Chicago area on December 21, 2020. In addition, NextGen facilitated and participated in commercial partnership discussions alongside Xos with key potential customers, ranging from fleet operators to OEMs, which provided further insight into Xos’ customer feedback.

In addition to commercial diligence, NextGen also conducted technical due diligence. To assist with the technical due diligence, NextGen engaged McKinney Park Consulting LLC, Forseti Partners LLC, and The Battery Lab. NextGen’s technical consultants reviewed Xos’ testing data, battery management system architecture, battery operations documents, cell documents, Failure Mode Effect & Analysis, diagnostics, service documents, specifications, system architecture, testing and validation data, and warranty data. In addition to the document review, NextGen’s technical consultants participated in four calls alongside NextGen and Xos’ key technology personnel to discuss Xos’ technology and facilitate NextGen’s technical due diligence efforts.

In addition to the above diligence matters, NextGen retained third-party consultants and advisors to conduct legal, regulatory, financial, tax and insurance due diligence. As part of its legal diligence, NextGen instructed its legal counsel, Skadden, to conduct certain legal diligence of Xos’ corporate matters, debt instruments, material contracts, employment matters, real property, intellectual property, environmental and litigation matters. NextGen also engaged Covington & Burling LLP to review regulatory matters.

On December 16, 2020, representatives of Skadden, on behalf of NextGen, and representatives of Cooley, on behalf of Xos, held a telephone conference call to discuss certain process matters including, among other things, the preparation of definitive transaction documents, legal due diligence, the PIPE Investment and related work streams.

On December 21, 2020, NextGen held a meeting via video teleconference with all of the members of the NextGen board of directors, senior advisors, and NextGen’s management team and representatives of Skadden. During the meeting, members of NextGen’s management team, including Mr. Summe and Mr. Mattson, provided the members of the NextGen’s board of directors and senior advisors (i) a summary of the due diligence conducted to date, (ii) additional background regarding the commercial electric vehicle industry and Xos and (iii) proposed terms of a potential business combination transaction involving NextGen and Xos.

From December 21, 2020 until late January 2021, representatives of NextGen held multiple meetings via teleconference and videoconference and electronically exchanged inquires, information and materials with representatives of Xos to discuss the proposed terms of the final non-binding letter of intent, Xos’ business operations, including financial information, product portfolio, technology, commercial strategy, competitive positioning, market opportunity, and the terms of a potential business combination transaction between the parties, including valuation and valuation methodology, subject to further due diligence review of Xos and its business operations by representatives of NextGen.

On December 21, 2020, representatives of NextGen and representatives of Xos held a meeting via videoconference to discuss the Xos Financial Forecasts, comparable company operating benchmarking, and comparable company valuation benchmarking (current and at announcement of SPAC transaction).

On December 28, 2020, representatives of NextGen and representatives of Xos held a meeting via teleconference to discuss valuation in the context of a potential business combination transaction involving NextGen and Xos, including perspectives on Xos’ relative enterprise value and Xos’ earnout for its existing shareholders.

On December 29, 2020, representatives of NextGen shared with representatives of Xos a draft of the final non-binding letter of intent (the “Draft Final LOI”).

From December 29, 2020, through late January 2021, representatives of NextGen and of Xos and their respective advisors held multiple conference calls to discuss the terms of the Draft Final LOI.

On January 4, 2021, NextGen and Xos entered into an amendment to the Initial LOI (the “Initial LOI Extension”) pursuant to which NextGen and Xos agreed to extend the exclusivity period under the Initial LOI until January 15, 2021. Under the Initial LOI Extension, NextGen and Xos also agreed to negotiate in good faith towards a mutually acceptable exclusivity provision in the Draft Final LOI prior to launching the PIPE marketing process.

On January 7, 2021, Messrs. Semler and Sordoni, on behalf of Xos, met with Mr. Mattson in Florida to discuss deal terms, customer prospects, strategic partner prospects, and governance framework. They also met jointly with potential customers, distribution partners, and candidates for board members of the combined company.

On January 11, 2021, representatives of NextGen received a business update from representatives of Xos, which included a review of Xos’ 2021 and 2022 forecast and purchase orders and an update on (i) new Xos product architectures (e.g., chassis cab, tractor) (ii) fleet-as-a-service offering and (iii) customer conversations.

On January 24, 2021, NextGen held a meeting via video teleconference of all but one of the members of the NextGen board of directors in addition to members of NextGen’s management team, NextGen’s senior advisors and representatives of Goldman Sachs and Skadden. During the meeting, members of NextGen’s management team, including Mr. Summe and Mr. Mattson, with assistance from NextGen’s advisors, provided an update on its engagement with Xos, which included, among other things, (i) additional information regarding Xos and its business, including with respect to its existing and prospective customers and partnerships, (ii) the proposed terms of a potential business combination transaction involving NextGen and Xos as expected to be reflected in the Draft Final LOI; (iii) reasons for exploring a proposed transaction with Xos, and (iv) the preliminary valuation reflected in the Draft Final LOI (which remained subject to due diligence), including the methodology used by management, including the considerations and assumptions underlying such preliminary valuation. Following the presentation, questions of NextGen’s board of directors and senior advisors were addressed and the members of NextGen’s board of directors expressed their support for management to continue to engage with Xos and enter into the Draft Final LOI.

Effective as of January 24, 2021, Mr. Mattson and Mr. Summe, on behalf of NextGen, and Mr. Semler, on behalf of Xos, executed the agreed final Draft Final LOI (the “Final LOI”) regarding a potential business combination transaction (subject to due diligence and negotiation of definitive agreements) involving NextGen and Xos, which reflected an enterprise value for Xos of $1.45 billion, with no adjustment for Xos’ cash or debt, and which contemplated that a newly formed, wholly owned subsidiary of NextGen would merge with and into Xos with Xos surviving, and that NextGen would re-domicile as a Delaware corporation prior to the consummation of the business combination transaction. Pursuant to the Final LOI, the total merger consideration would consist of a number of newly issued ordinary shares of NextGen at the closing, valued at $10.00 per share, in aggregate in an amount equal to the enterprise value ascribed to Xos by the parties. Additionally, pursuant to the Final LOI, NextGen would assume Xos’ existing equity awards, adopt a customary equity incentive plan for incentive equity issuances after closing, and enter into customary employment agreements with certain Xos executives based on the recommendations of compensation consultants (subject to ratification by the New Xos Board of the employment agreements). Further, pursuant to the Final LOI, shareholders of Xos immediately prior to the consummation of the business combination transaction would have the right, depending on the future valuation of Xos, to receive additional earnout consideration in the form of newly issued ordinary shares of NextGen.

Pursuant to the Final LOI:

•        The total size of the PIPE Investment was contemplated to be $200 million. The Final LOI set forth certain categories of investors that the parties agreed to approach for the PIPE Investment. Further, pursuant to the Final LOI, in the event that the PIPE Investment was oversubscribed and BofA and Goldman Sachs collectively determined that a secondary offering component would not harm the marketing efforts of the primary portion of the PIPE, NextGen and Xos also agreed to consider in good faith whether a secondary offering component will be added to the PIPE Investment, in an amount not to exceed $20 million (any such secondary financing, the “Founders Secondary Offering”). The Founder Secondary Offering would be for the benefit of Xos’ co-founders, Mr. Semler and Mr. Sordoni.

•        The parties agreed that the New Xos Board would consist of two NextGen designees, Messrs. Semler and Sordoni and no more than five additional outside independent directors. The outside independent directors would be determined by Xos in good faith consultation with NextGen, and Xos and NextGen together would mutually agree on a recommendation for the lead independent director.

•        Each of Xos and NextGen agreed to be subject to an exclusivity period from the date of the Final LOI until the earlier of (i) the parties’ mutual agreement in writing to terminate the obligations contained in the Final LOI, and (ii) February 28, 2021.

Beginning on February 1, 2021, representatives of Goldman Sachs, in their capacity as placement agent for the PIPE Investment (the “Placement Agent”), began contacting a limited number of potential PIPE Investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements or arrangements, to discuss Xos, the proposed business combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment. Over the next several weeks, representatives of NextGen, Xos and Goldman Sachs participated in various virtual meetings with prospective participants in the PIPE Investment.

On February 2, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, an initial draft of the Merger Agreement based on the terms of the Final LOI, as updated by subsequent discussions, which contemplated, among other things, that NextGen would domesticate as a Delaware corporation in connection with and as of immediately prior to the Closing. The final documentation, including with respect to transaction structure, mechanics relating to the treatment in the Merger of certain of Xos’ outstanding securities (such as Xos’ preferred stock and warrants), restrictions on the conduct of Xos’ business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, certain conditions to closing and termination rights of the parties, arrangements with Xos officers and employees and certain other terms and conditions, the details of which were not fully addressed in the Final LOI, required additional negotiation by the parties. See the section entitled “BCA Proposal — The Merger Agreement” for additional information.

On February 8, 2021, a news article was posted on the Reuters.com website stating that Xos was “in talks to go public through a merger with blank-check acquisition company NextGen” and included detail on expected valuation and potential timing of the announcement of the transaction. According to the author, the contents of this article were based on information provided by sources who wished to remain anonymous.

On February 9, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, and counsel to the Placement Agent an initial draft of the form of Subscription Agreement based on the terms of the Final LOI, as updated by subsequent discussions, pursuant to which the PIPE Investors would agree to purchase NextGen’s ordinary shares at $10.00 per share, with each such purchase being consummated substantially concurrently with the closing of the Merger, subject to the terms and conditions set forth therein. The parties negotiated the terms of the form of the Subscription Agreement, exchanging multiple drafts thereof, before an agreed upon draft of the form of the Subscription Agreement was posted to the virtual data room on February 12, 2021 to be viewed and commented on by the PIPE Investors. The principal terms negotiated related to, among other things, (i) the terms and conditions of any registration rights to be granted to the PIPE Investors pursuant to the Subscription Agreements, (ii) the timing of the closing of the PIPE Investment and (iii) the size of the PIPE Investment, with such size being increased to $220 million from $200 million as such increase was contemplated by the Final LOI, to the extent that certain conditions were met.

On February 10, 2021, following additional discussion among the parties, representatives of Cooley, on behalf of Xos, e-mailed to representatives of Skadden, on behalf of NextGen, a revised draft of the Merger Agreement, which included, among other things, certain changes to the pre-Closing recapitalization procedure and to certain representations and warranties and covenants.

On February 13, 2021, following additional discussion among the parties, representatives of Cooley, on behalf of Xos, e-mailed to representatives of Skadden, on behalf of NextGen, a further revised draft of the Merger Agreement, which included, among other things, certain changes to the earnout, the exchange procedures and mechanics relating to the treatment in the Merger of certain of Xos’ outstanding securities (such as Xos’ preferred stock and warrants).

On February 15, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, an initial draft of a Sponsor Support Agreement, to be entered into by Xos, NextGen, the Sponsor and each of NextGen’s directors, and an initial draft of an Xos Stockholder Support Agreement, to be entered into by NextGen and each of the Requisite Xos Stockholders. Pursuant to the Sponsor Support Agreement, among other things, the Sponsor and two directors of NextGen (Mr. Mattson and Mr. Summe) would agree to vote in favor of the Merger Agreement and the transactions contemplated thereby and waive their respective redemption rights in connection with the consummation of the proposed business combination with respect to any ordinary shares held by them. Pursuant to the Xos Stockholder Support Agreement, among other things, the Requisite Xos Stockholders would agree to approve and adopt the Merger Agreement and the transactions contemplated thereby. Over the course of the next several days, the parties continued to negotiate the terms of the Sponsor Support Agreement and the Xos Stockholder Support

Agreement, exchanging multiple drafts before agreed final versions of the Sponsor Support Agreement and Xos Stockholder Support Agreement were executed by the parties to such agreements on February 21, 2021. The principal terms of the Sponsor Support Agreement being negotiated during such time included those related to the obligations of the Sponsor and the NextGen directors set forth therein with respect to voting the ordinary shares held by them and the termination of certain affiliate agreements. The principal terms of the Xos Stockholder Support Agreement being negotiated during such time included those related to the obligations of the Requisite Xos Stockholders to provide the approvals set forth therein. See the sections entitled “BCA Proposal — Related Agreements — Sponsor Support Agreement” and “BCA Proposal — Related Agreements — Stockholders Support Agreement” for additional information.

Also on February 15, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, a revised draft of the Merger Agreement, which included, among other things, (i) certain changes to the exchange procedures, (ii) certain changes to the representations and warranties of Xos and NextGen and (iii) certain changes to filing procedures for the registration of shares on the Form S-4.

Between February 16, 2021 and February 19, 2021, representatives of Skadden, on behalf of NextGen, received comments to the form of Subscription Agreement from the PIPE Investors, negotiated the terms of the form of the Subscription Agreement and prepared substantially similar forms of the Subscription Agreement to the form of the Subscription Agreement filed with the Current Report on Form 8-K by NextGen (the “Other Subscription Agreements”) for certain of the PIPE Investors, including the Sponsor Related PIPE Investor. Comments received and negotiated by representatives of Skadden, on behalf of NextGen, with the PIPE Investors and their respective advisors, included, among other things (i) certain conditions to closing, (ii) the terms of the registration rights included therein and (iii) the representations and warranties of NextGen.

On February 17, 2021, representatives of Cooley, on behalf of Xos, e-mailed to representatives of Skadden, on behalf of NextGen, initial drafts of the forms of certificate of incorporation and bylaws for the combined company to be adopted by NextGen in connection with the consummation of the proposed business combination, the terms of which the parties continued to negotiate, exchanging multiple drafts prior to the execution of the Merger Agreement on February 21, 2021, to which the agreed forms of Certificate of Incorporation and Bylaws were attached as exhibits. See the section entitled “Organizational Documents Proposals” for additional information.

On February 18, 2021, representatives of Cooley, on behalf of Xos, e-mailed to representatives of Skadden, on behalf of NextGen, a revised draft of the Merger Agreement, which included, among other things, (i) certain changes relating to Xos’ obligations with respect to the operation of its business in the ordinary course between signing and closing and (ii) certain changes to the representations and warranties of Xos and NextGen.

On each of February 18, 2021 and February 19, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, and counsel to the Placement Agent, revised drafts of the form of Subscription Agreement and the forms of the Other Subscription Agreements. On February 19, 2021, counsel to the Placement Agent, provided comments to the form of Subscription Agreement. A final version of the form of Subscription Agreement was posted to the virtual data room, and the forms of the Other Subscription Agreements were emailed to the applicable PIPE Investors by Goldman Sachs, on February 19, 2021, whereupon the Placement Agent began to solicit approval from the PIPE Investors and their respective executed signature pages to their applicable Subscription Agreement. See “— Related Agreements — Subscription Agreements” for additional information.

On February 19, 2021, representatives of Skadden, on behalf of NextGen, e-mailed to representatives of Cooley, on behalf of Xos, an initial draft of the form of the Restated Registration Rights Agreement based on the terms of the Final LOI, as updated by subsequent discussions, pursuant to which, among other things, NextGen would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of NextGen (after the Domestication) that are held by the parties thereto from time to time. Between February 19, 2021 and February 21, 2021, representatives of Cooley and Skadden negotiated the terms of the Restated Registration Rights Agreement, exchanging multiple drafts thereof. The primary terms discussed related to, among other things, (i) the removal of lock-up provisions from the Registration Rights Agreement in light of a separately prepared lock-up agreement and (ii) the size requirements and other conditions of the demand rights thereunder. The final terms to the Registration Rights Agreement were agreed upon by the parties on February 21, 2021. See “— Related Agreements — Registration Rights Agreement” and “— Related Agreements — Lock-Up Agreement” for additional information.

On February 19, 2021, representatives of Cooley, on behalf of Xos, e-mailed to representatives of Skadden, on behalf of NextGen, a revised draft of the Merger Agreement, which included, among other things certain changes to the earnout provisions.

On February 20, 2021 and February 21, 2021, representatives of Skadden and Cooley continued to negotiate the terms of the Merger Agreement, exchanging multiple drafts thereof. The parties subsequently finalized the transaction documents (or forms thereof, as applicable) with respect to the proposed business combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including the Xos Stockholder Support Agreement, the Sponsor Support Agreement, the Subscription Agreements with the Sponsor Related PIPE Investor and each of the Third-Party PIPE Investors, and the Merger Agreement and the exhibits thereto.

On February 21, 2021, NextGen held a meeting via teleconference of all of the members of the NextGen board of directors in addition to representatives of Goldman Sachs, Rothschild & Co, Skadden and Maples. At the meeting, the senior management of NextGen provided an overview of the proposed business combination with Xos as the proposed business combination target (including the rationale for the combined business) and updated NextGen’s board of directors regarding the final negotiations of the terms of the proposed business combination. A representative of Maples gave a presentation to the NextGen board of directors on the directors’ fiduciary duties under Cayman law. Representatives of Rothschild & Co provided an overview of the financial analyses summarized under the section entitled “BCA Proposal — Opinion of Rothschild & Co US Inc.”, then delivered to the board of directors of NextGen its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 21, 2021, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Aggregate Consideration (as defined in the section entitled “BCA Proposal — Opinion of Rothschild & Co”), payable pursuant to the Merger Agreement was fair, from a financial point of view, to NextGen. Following the delivery of Rothschild & Co’s oral opinion, NextGen’s board of directors, with the assistance of Skadden, discussed and reviewed the proposed business combination, including Xos as the proposed business combination target, the terms and conditions of the Merger Agreement and the key ancillary agreements (copies of all of which were provided to all of the members of the board of directors of NextGen in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. See the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors considered by NextGen’s board of directors in approving the Business Combination. Following additional discussion on these and related matters, one member of NextGen’s board of directors departed from the meeting prior to the vote. Such member of NextGen’s board of directors had noted support for the Business Combination prior to departing. In light of such director’s absence, NextGen’s board of directors adjourned. Later on February 21, 2021, NextGen’s board of directors reconvened and unanimously determined, among other things, that the BCA Proposal is in the best interests of NextGen and its shareholders and recommended that its shareholders vote “FOR” the adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination.

Later on February 21, 2021, following the NextGen board meetings, NextGen, Xos, and the Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, NextGen also entered into the Xos Stockholder Support Agreement, the Sponsor Support Agreement, and the Subscription Agreements, in each case, with the applicable other parties thereto. See the section entitled “BCA Proposal — Related Agreements — Stockholders Support Agreement” for additional information.

On February 22, 2021, NextGen and Xos issued a joint press release announcing the execution of the Merger Agreement, which NextGen filed with a Current Report on Form 8-K along with an investor presentation prepared by members of NextGen’s and Xos’ management team and used in connection with meetings with existing NextGen shareholders and other persons regarding Xos and the Business Combination. Other exhibits filed with such Current Report included the executed Merger Agreement, the form of the Subscription Agreement, the form of the Sponsor Support Agreement, the form of the Xos Stockholder Support Agreement, the form of the Lock-Up Agreement and the form of the Registration Rights Agreement.

On May 14, 2021, NextGen, Xos and Merger Sub executed an Amendment to the Merger Agreement to, among other things, (i) reflect that each NextGen unit will be cancelled in connection with the Domestication and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant and (ii) update the form of Certificate of Incorporation of NextGen upon the Domestication that is attached as an exhibit to the Merger Agreement.

NextGen’s Board of Directors’ Reasons for the Business Combination

On February 21, 2021, the NextGen board of directors has (i) determined that it is advisable for NextGen to enter into the Merger Agreement and the documents contemplated thereby, (ii) approved the execution and delivery of the Merger Agreement and the documents and transactions contemplated thereby, and (iii) recommended the adoption and approval of the Merger Agreement and the other documents and transactions contemplated thereby by NextGen’s shareholders. In evaluating the Business Combination and making these determinations and this recommendation, the NextGen board of directors consulted with NextGen’s senior management and considered a wide variety of factors.

In light of the complexity of those factors, NextGen’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching the directors’ respective decisions. Individual members of NextGen’s board of directors may have given different weight to different factors. This explanation of NextGen’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The NextGen board of directors and management considered the general criteria and guidelines that NextGen believed would be important in evaluating prospective target businesses as described in the prospectus for NextGen’s initial public offering. The NextGen board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, NextGen stated that it intended to focus primarily on acquiring a company or companies exhibiting some of the following criteria and guidelines:

(i)     have a leading position in an attractive industry;

(ii)    ability to drive growth through the enablement or scaling of technology;

(iii)   exhibit long-term growth prospects, with the potential to grow both organically and through acquisitions;

(iv)   generate stable free cash-flow;

(v)    have multiple, diverse potential drivers of revenue growth and in segments of established markets with attractive, long-term growth potential supported by secular tailwinds;

(vi)   are fundamentally sound companies that are underperforming their potential but which may offer compelling value;

(vii)  offer the opportunity for NextGen’s management team to partner with established management teams or business owners to achieve long-term strategic and operational excellence;

(viii) exhibit unrecognized value or other characteristics that NextGen believes have been misevaluated by the marketplace based on NextGen’s analysis and due diligence review, desirable returns on capital, and a need for capital to achieve the company’s growth strategy;

(ix)   will offer the potential for an attractive risk-adjusted return for NextGen’s shareholders;

(x)    can benefit from being, and are prepared to be, a publicly owned company with access to broader capital markets to help achieve the company’s business strategy and capital structure needs; and

(xi)   the presence of a catalyst or strategic action that can create shareholder value.

In considering the Business Combination, the NextGen board of directors determined that the Business Combination was an attractive business opportunity and met several of the criteria and guidelines above, although not weighted or in any order of significance.

More specifically, the NextGen board of directors considered the following factors:

•        Xos and the Business Combination.    The NextGen board of directors considered the following factors related to Xos and the Business Combination, which are based on diligence conducted by NextGen and its advisors, and on information that Xos has provided to NextGen:

•        Xos’ Large and Growing Addressable Market.    The U.S. and global markets for last mile medium- and heavy-duty truck sales are estimated to be approximately $34 billion and $100 billion annually, respectively. Further, transportation is the largest contributor to greenhouse gas emissions in the U.S. with trucks identified as the largest per capita contributor, and government regulation of emissions has been intensifying as a result. 15 U.S. states have committed to transition to zero-emission vehicles. Globally, nearly 20 countries have made commitments to phase out fossil fuel use vehicles by 2040. A new mobility ecosystem is emerging in the face of e-commerce growth and increasing demand for alternative fuel vehicles from governments, investors and customers. These commitments are expected to drive electric vehicle adoption in the last mile delivery segment.

•        Xos’ Customer Traction.    Xos’ purpose-built vehicles have been deployed since 2018 in customer fleets, making efficient, clean and quiet daily deliveries on ordinary-course business routes. As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modification and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders by the end of 2022.

•        Xos’ Purpose-Built Technology.    Xos’ proprietary battery technology is purpose-built for the commercial market, including its “cut-to-length” modular architecture accommodating range and payload requirements, a 200,000 mile usable life, as well as local, independent, and controlled air-based cooling and battery management software performing at the pack-level. Furthermore, Xos designed and developed its fully-modular chassis platform which serves as the foundation for all of its on-highway vehicle products. The platform features the flexibility to accommodate a range of vehicle classes and bodies enabling it to serve many last-mile commercial vehicle use cases.

•        Expected Industry-Leading Total Cost of Ownership.    Xos offers vehicles that are expected to deliver industry-leading total cost of ownership relative to both diesel and other alternative fuel options. The commercial vehicle market is characterized by a strong focus on total cost of ownership and overall financial rationale for purchasing. Xos vehicles are priced at a slight premium to diesel alternatives and generally feature shorter payback periods than alternative zero emission vehicle offerings. Further, Xos’ financing options enable fleet customers to realize savings and reduce the total cost of ownership further.

•        Xos’ Efficient and Scalable Manufacturing Model.    Xos’ Flex manufacturing allows for rapid scale and flexibility. Through its factory management systems and line design, Xos is able to reduce its costs, development time and footprint across all stages of the manufacturing process. This Flex strategy allows Xos to scale and co-locate facilities in line with the growth of its order book and production schedule thereby mitigating supply chain risk and allowing Xos to address market demand real-time.

•        Xos’ Multiple Avenues to Accelerate Growth Opportunities.    Xos appears poised to expand its business internationally, due to the following characteristics: global partnership network, multinational contracted and target customers, Flex manufacturing strategy, modular X-Platform, last mile and return-to-base focus, and expected industry-best total cost of ownership. Xos also anticipates supplementing vehicle sales with fleet services in order to accelerate customer adoption, drive customer retention and ultimately generate higher lifetime revenue per vehicle. Unlike the traditional OEM model where fleet services remain fragmented across multiple providers, Xos offers a bundled package providing fleets the tools and services they need to go electric and operate their vehicles through a single point of contact. Through its financing providers including partners such as DLL, Xos is able to offer both the vehicle and fleet services at a fixed monthly expense, providing fleet customers simplicity and stability.

•        Experienced Management Team. The NextGen board of directors believes that Xos’ management team has extensive experience in key aspects of fleet management, battery technology, and the automotive and transportation sectors. Xos’ management team is led by its co-founders, Dakota Semler and Giordano Sordoni, who serve as Chief Executive Officer and Chief Operating Officer, respectively, and executives with experience from leading companies such as Tesla, AC Propulsion, Navistar, Cummins, PACCAR, Virgin Hyperloop One, UBS and Deutsche Bank. We expect that Xos executives will continue with the combined company following the Business Combination. For additional information regarding New Xos’ executive officers, see the section entitled “Management of New Xos Following the Business Combination — Executive Officers.”

•        Attractive Entry Valuation. New Xos will have an anticipated initial pre-transaction enterprise value of $1.45 billion, implying a 0.5x multiple of 2024 projected revenue. After the completion of the Business Combination, the majority of the net proceeds from NextGen’s trust account and the PIPE Investment is expected to be held on New Xos’ balance sheet to fund operations, scale manufacturing and support continued growth into new products, services and geographical markets.

•        Best Available Opportunity.    The NextGen board of directors determined, after a thorough review of other business combination opportunities reasonably available to NextGen, that the proposed Business Combination represents the optimal potential business combination for NextGen based upon the process utilized to evaluate and assess other potential acquisition targets, and the NextGen board of directors’ belief that such processes had not presented a better alternative.

•        Continued Ownership By Sellers.    The NextGen board of directors considered that Xos’ existing equityholders would be receiving a significant amount of New Xos’ common stock in the proposed Business Combination and that the existing equityholders of Xos are “rolling over” their existing equity interests in Xos into equity interests in New Xos which would represent approximately 64.9% of the pro forma ownership of the combined company after Closing, assuming (i) none of NextGen’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the warrants or issuance of any shares of New Xos common stock in connection with earnout payments, (iii) (a) the vesting of all shares of New Xos common stock received in respect of the New Xos Restricted Stock Awards, (b) the vesting and exercise of all New Xos Options for shares of New Xos common stock, (c) the vesting of all New Xos RSUs and the issuance of shares of New Xos common stock in respect thereof and (d) that New Xos sells shares of New Xos common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 127,626,116 shares of New Xos common stock (which assumes that all New Xos Options are net-settled), (iv) that New Xos issues 20,000,000 shares of New Xos common stock to the PIPE Investors pursuant to the PIPE Investment and (v) that certain of Xos’ officers, directors and stockholders sell 2,000,000 shares of New Xos common stock held by them immediately following the Closing pursuant to the Founder Secondary Offering. If the actual facts are different from these assumptions, the percentage ownership retained by the Xos’ existing equityholders in the combined company will be different.

Further, all of the proceeds to be delivered to the combined company in connection with the Business Combination (including from NextGen’s trust account and from the PIPE Investment, less funds allocated to Dakota Semler and Giordano Sordoni in the Founder Secondary Offering), are expected to remain on the balance sheet of the combined company after Closing in order to fund Xos’ existing operations and support new and existing growth initiatives. The NextGen board of directors considered this as a strong sign of confidence in New Xos following the Business Combination and the benefits to be realized as a result of the Business Combination.

•        Investment by Third-Parties.    The NextGen board of directors considered that certain third parties, including top-tier institutional and strategic investors, are investing $220 million in the combined company, including the purchase of 20,000,000 shares in a primary offering and 2,000,000 shares from certain of Xos’ officers, directors and stockholders, pursuant to the PIPE Investment. The NextGen board of directors considered this another strong sign of confidence in New Xos following the Business Combination and the benefits to be realized as a result of the Business Combination.

•        Results of Due Diligence.    The NextGen board of directors considered the scope of the due diligence investigation conducted by NextGen’s senior management and outside technical, legal, regulatory, financial, tax, and insurance advisors and evaluated the results thereof and information available to it related to Xos, including:

•        extensive virtual meetings, site visits and calls with Xos’ management team regarding its operations, projections and the proposed transaction;

•        multiple virtual meetings, site visits, and calls with top customers and partners regarding Xos’ product performance, technology, and prospects; and

•        review of materials related to Xos and its business, made available by Xos, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters and other regulatory and compliance matters and other legal and business diligence.

•        Terms of the Merger Agreement.    The NextGen board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein. See the section entitled “BCA Proposal” for detailed discussions of the terms and conditions of these agreements.

•        The Role of the Independent Directors.    In connection with the Business Combination, NextGen’s independent directors, Ms. S. Sara Mathew, Mr. Jeffrey M. Moslow and Mr. Josef H. von Rickenbach evaluated the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, and unanimously approved, as members of the NextGen board of directors, the Merger Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination.

•        Opinion of Rothschild & Co.    The board of directors of NextGen also considered the opinion dated February 21, 2021, of Rothschild & Co to the board of directors of NextGen that as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Aggregate Consideration (as defined in the section entitled “BCA Proposal — Opinion of Rothschild & Co”), payable pursuant to the Merger Agreement was fair, from a financial point of view, to NextGen as more fully described below in the section entitled “BCA Proposal — Opinion of Rothschild & Co” and the full text of the written opinion is attached as Annex K.

The NextGen board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Potential Inability to Complete the Merger.    The NextGen board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to NextGen if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for stockholder and antitrust approval). The Merger Agreement and the Sponsor Support Agreement each also include exclusivity provisions that prohibit NextGen, the Sponsor and certain of their respective affiliates from soliciting other business combination proposals on behalf of NextGen, which restricts NextGen’s ability to consider other potential business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

In addition, the NextGen board of directors considered the risk that the current public shareholders of NextGen would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to New Xos following the consummation of the Business Combination and potentially requiring Xos to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The consummation of the Merger is conditioned upon satisfaction of the Minimum Cash Condition, which NextGen expects to meet based on the proceeds it will receive from the PIPE Investment, together with remaining funds left in NextGen’s trust account after taking into account anticipated redemptions, with such condition solely for the benefit of Xos. Further, the NextGen board of directors considered the risk that current public shareholders would exercise their redemption rights is mitigated because Xos will be acquired at an attractive aggregate purchase price.

•        Xos’ Business Risks.    The NextGen board of directors considered that NextGen shareholders would be subject to the execution risks associated with New Xos if they retained their public shares following the Closing, which were different from the risks related to holding public shares of NextGen prior to the Closing. In this regard, the NextGen board of directors considered that there were risks associated with successful implementation of New Xos’ long term business plan and strategy and New Xos realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential negative impact, including the potential impact of the COVID-19 pandemic and related macroeconomic uncertainty. The NextGen board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that NextGen shareholders may not fully realize the anticipated benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

•        Post-Business Combination Corporate Governance.    The NextGen board of directors considered the corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that the parties have not entered into any agreement in respect of the composition of the New Xos Board after the Closing, except for the parties’ respective rights to designate the initial director nominees. See the section entitled “BCA Proposal — Merger Agreement” for detailed discussions of the terms and conditions of the Merger Agreement.

Given that the existing equityholders of Xos will collectively control shares representing a majority of New Xos’ total outstanding shares of common stock upon completion of the Business Combination, and that the New Xos Board will be classified following the Closing pursuant to the terms of the Proposed Organizational Document, the existing equityholders of Xos may be able to elect future directors and make other decisions (including approving certain transactions involving New Xos and other corporate actions) without the consent or approval of any of NextGen’s current shareholders, directors or management team. See the section entitled “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of Xos.    The NextGen board of directors considered that the terms of the Merger Agreement provide that NextGen will not have any surviving remedies against Xos or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Xos representations, warranties or covenants set forth in the Merger Agreement. The NextGen board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Xos will be, collectively, the majority equityholders in New Xos.

•        Litigation.    The NextGen board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•        Fees and Expenses.    The NextGen board of directors considered the fees and expenses associated with completing the Business Combination.

•        Diversion of Management.    The NextGen board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Xos’ business.

In addition to considering the factors described above, the NextGen board of directors also considered that:

•        Interests of NextGen’s Directors and Executive Officers.    NextGen’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of NextGen’s shareholders, as described in the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination.” However, NextGen’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for NextGen’s initial public offering and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by NextGen with any other target business or businesses, and (iii) NextGen’s directors and executive officers hold equity interests in NextGen with value that, after the Closing, will be based on the future performance of New Xos’ common stock. In addition, NextGen’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the NextGen board of directors, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the foregoing considerations, the NextGen board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects NextGen shareholders will receive as a result of the Business Combination. The NextGen board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the NextGen board of directors is not intended to be exhaustive but includes the material factors considered by the NextGen board of directors. In view of the complexity and wide variety of factors considered by the NextGen board of directors in connection with its evaluation of the Business Combination, the NextGen board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the NextGen board of directors may have given different weight to different factors. The NextGen board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the NextGen board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Rothschild & Co

NextGen retained Rothschild & Co as its financial advisor in connection with its evaluation of the potential purchase of a material interest in Xos or its businesses or assets through a sale or exchange of capital stock or assets, a merger, consolidation, or other business combination, including, without limitation, with respect to the Merger contemplated by the Merger Agreement. NextGen selected Rothschild & Co based on its qualifications, expertise and familiarity with Xos’ business and industry. As part of its investment banking business, Rothschild & Co regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On February 21, 2021, at a meeting the board of directors of NextGen held to evaluate the proposed transaction contemplated by the Merger Agreement, Rothschild & Co delivered to the board of directors of NextGen its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 21, 2021, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the number of New Xos common stock equal to the Exchange Ratio multiplied by the number of Xos common stock, other than shares of Xos common stock held in the treasury of Xos and shares of Xos common stock subject to the Xos Awards, which is referred to in this section of the proxy statement as the “Aggregate Consideration”, payable pursuant to the Merger Agreement was fair, from a financial point of view, to NextGen.

The full text of Rothschild & Co’s written opinion, dated February 21, 2021, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex K. The summary of Rothschild & Co’s opinion contained in Annex K is qualified in its entirety by reference to the full text of such opinion.

Rothschild & Co’s opinion was provided for the benefit of the board of directors of NextGen in connection with and for the purpose of its evaluation of the Merger contemplated by the Merger Agreement. Rothschild & Co’s opinion should not be construed as creating any fiduciary duty on Rothschild & Co’s part to any party. Rothschild & Co’s opinion was limited to the fairness, from a financial point of view, to NextGen of the Aggregate Consideration payable pursuant to the Merger Agreement, and Rothschild & Co was not asked to, nor did it, offer any opinion as to the terms, other than the Aggregate Consideration to the extent expressly set forth in its opinion, of the Merger Agreement or the Merger contemplated by the Merger Agreement, including, without limitation, the Domestication, the conversion of the NextGen Class A ordinary shares, NextGen Class B ordinary shares, NextGen warrants and NextGen units into the New Xos common stock, New Xos common stock, New Xos warrants and New Xos common stock and one-third of one New Xos warrant, respectively, the Xos Warrant Settlement, the Xos Preferred Conversion, the conversion of the Xos Options, Xos Restricted Stock Awards and Xos RSUs into the New Xos Options, New Xos Restricted Stock Awards and New Xos RSUs, respectively, the Xos Stockholder Support Agreement, any redemption, the Sponsor Support Agreement, the PIPE Investment, the Subscription Agreements, the Registration Rights Agreement, the Key Employee Employment Agreements, the Lock-Up Agreements, or any ongoing obligations of NextGen or Xos under the Merger Agreement or any other agreements. Rothschild & Co made no representation or warranty regarding the adequacy of the opinion or the analyses underlying the opinion for the purposes of NextGen’s compliance with the terms of its governing documents or the rules of any securities exchange. Rothschild & Co expressed no opinion as to what the value of NextGen ordinary shares actually will be when issued pursuant to the Merger contemplated by the Merger Agreement or the price at which NextGen ordinary shares or any other class of securities of NextGen would trade at any future time. In addition, Rothschild & Co did not express any opinion as to the underlying business decision of the board of directors of NextGen, NextGen, the holders of any securities of NextGen or any other party to engage in the Merger contemplated by the Merger Agreement or the relative merits of the Merger contemplated by the Merger Agreement as compared to any alternative transaction. Rothschild & Co’s opinion did not constitute a recommendation to the board of directors of NextGen or the board of directors of Xos as to whether to approve the Merger contemplated by the Merger Agreement or a recommendation as to how any holder of Xos common stock or NextGen ordinary shares or any other class of securities of Xos or NextGen should vote or act with respect to the Merger contemplated by the Merger Agreement or any other matter, including whether any PIPE Investor should participate in the PIPE Investment and whether any holders of NextGen ordinary shares or any other class of securities of NextGen should redeem their NextGen ordinary shares or other securities pursuant to a redemption. In addition, Rothschild & Co was not asked by the board of directors of NextGen to address, nor did Rothschild & Co’s opinion address, (i) any earnout securities that may be issued by NextGen pursuant to the Merger Agreement contingent on certain market prices per share of NextGen ordinary shares; (ii) the fairness to, or any other consideration of, any holders of NextGen ordinary shares or Xos common stock, or the holders of any other class of securities, or creditors or other constituencies of NextGen or Xos; (iii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of NextGen, Xos, or any class of such persons, whether relative to the Aggregate Consideration pursuant to the Merger Agreement or otherwise; or (iv) the fairness to NextGen or the PIPE Investors of the price per share of the New Xos common stock to be paid by the PIPE Investors in the PIPE Investment.

In connection with its opinion, Rothschild & Co, among other things:

•        reviewed a draft of the Merger Agreement dated February 21, 2021;

•        reviewed certain publicly available business and financial information that Rothschild & Co deemed to be generally relevant concerning Xos and the industry in which it operates;

•        compared the proposed financial terms of the Merger contemplated by the Merger Agreement with the publicly available financial terms of certain transactions involving companies Rothschild & Co deemed generally relevant and the consideration paid in such transactions;

•        compared the financial and operating performance of Xos with publicly available information concerning certain public companies Rothschild & Co deemed generally relevant, including data related to public market trading levels and implied trading multiples;

•        reviewed certain internal financial and operating information with respect to the business, operations and prospects of Xos furnished to or discussed with Rothschild & Co by the management of Xos;

•        reviewed the Financial Forecasts (as defined below in the section entitled “BCA Proposal — Projected Financial Information”) and certain information relating to the expenses expected to result from the Merger contemplated by the Merger Agreement provided by the management of NextGen; and

•        performed such other financial studies and analyses and considered such other information as Rothschild & Co deemed appropriate for the purposes of its opinion.

In addition, Rothschild & Co held discussions with certain members of the management of each of Xos and NextGen regarding the Merger contemplated by the Merger Agreement, the past and current business operations and financial condition and prospects of Xos, the Financial Forecasts and certain other matters Rothschild & Co believed necessary or appropriate to its inquiry.

In arriving at its opinion, with NextGen’s consent, Rothschild & Co relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild & Co by NextGen, Xos and their respective associates, affiliates and advisors, or otherwise reviewed by or for Rothschild & Co, and Rothschild & Co did not assume any responsibility or liability therefor. Rothschild & Co did not conduct any valuation or appraisal of any assets or liabilities of NextGen or Xos (including, without limitation, real property owned by Xos or to which Xos holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild & Co, and Rothschild & Co did not express any opinion as to the value of such assets or liabilities. Rothschild & Co did not evaluate the solvency or fair value of NextGen or Xos under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild & Co did not assume any obligation to conduct any physical inspection of the properties or the facilities of NextGen or Xos. At the direction of the management of NextGen, Rothschild & Co used and relied upon the Financial Forecasts for purposes of its opinion. In relying on the Financial Forecasts, Rothschild & Co assumed, at the direction of NextGen, that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by NextGen’s management as to the expected future results of operations and financial condition of Xos and the other matters covered thereby and that the financial results reflected in such Financial Forecasts will be achieved at the times and in the amounts projected. In addition, Rothschild & Co relied, with NextGen’s consent, on the assessments of NextGen as to NextGen’s ability to retain key employees of Xos. Rothschild & Co did not express any view as to the reasonableness of the Financial Forecasts and the assumptions on which they are based. Rothschild & Co was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger contemplated by the Merger Agreement, the securities, assets, businesses or operations of Xos or NextGen or any other party, or any alternatives to the Merger contemplated by the Merger Agreement, (ii) participate in the structuring or negotiation of the Merger contemplated by the Merger Agreement, (iii) advise the board of directors of NextGen, NextGen or any other party with respect to alternatives to the Merger contemplated by the Merger Agreement, or (iv) identify or introduce to the board of directors of NextGen or NextGen any prospective investors, lenders or other participants in the Merger contemplated by the Merger Agreement.

For purposes of rendering its opinion, Rothschild & Co assumed that the transactions contemplated by the Merger Agreement, including, without limitation, the PIPE Investment, would be consummated as contemplated in the Merger Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Merger Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger contemplated by the Merger Agreement, no material delays, limitations, conditions or restrictions would be imposed. For purposes of rendering its opinion, Rothschild & Co assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of Xos or NextGen since the date of the most recent financial statements and other information, financial or otherwise, relating to Xos and NextGen made available to Rothschild & Co, and that there was no information or any facts that would make any of the information reviewed by Rothschild & Co incomplete or misleading. In addition, in performing its analyses and rendering its opinion, Rothschild & Co assumed, at NextGen’s direction, that the redemption price per share of NextGen’s ordinary shares provided a reasonable basis upon which to evaluate NextGen’s ordinary shares and that no holders of NextGen’s ordinary shares will elect to redeem their ordinary shares pursuant to a redemption. Rothschild & Co did not express any opinion as to any tax or other consequences that may result from the Merger contemplated by the Merger Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild & Co relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by NextGen and its other advisors with respect to such issues. In arriving at its opinion, Rothschild & Co did not take into account any litigation, regulatory or other proceeding that was pending or may be brought against NextGen, Xos or any of their respective affiliates. In addition, Rothschild & Co relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement reviewed by it. Rothschild & Co’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild & Co as of, the date of the opinion and the conditions and prospects, financial and otherwise, of NextGen and Xos as they were reflected in the information provided to Rothschild & Co and as they were represented to Rothschild & Co in discussions with the management of NextGen and Xos. Although subsequent developments may affect Rothschild & Co’s opinion and the assumptions used in preparing it, Rothschild & Co does not have any obligation to update, revise, or reaffirm its opinion.

The following represents a summary of the material financial analyses performed by Rothschild & Co, each of which is a standard valuation methodology customarily undertaken in transactions of this type, in connection with providing its opinion, dated February 21, 2021, to the board of directors of NextGen. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild & Co. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. No one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild & Co. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild & Co was based on all analyses and factors taken as a whole and also on application of Rothschild & Co’s experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. Some of the summaries of financial analyses performed by Rothschild & Co include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild & Co, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild & Co. The order of analyses described below does not represent the relative importance or weight given to the analysis by Rothschild & Co.

As used in this section, (a) all references to “fully diluted” shares and phrases of similar import, when used in relation to Xos, mean the number of fully diluted outstanding shares of common stock (including all restricted stock units, cash restricted stock units, stock retention payments, and stock options, calculated on a treasury stock method basis) based on the most recently available information as of February 16, 2021, as provided by the management of NextGen to Rothschild & Co; (b) the “EV” of a company as of any given time refers to the enterprise value of such company at such time; (c) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period; and (d) as it relates solely to Xos, the “adjusted EBITDA” refers to the EBITDA of Xos during the relevant period adjusted for SPAC transaction related costs and expenses, stock-based compensation, deferred revenue reduction from purchase accounting, gains or losses related to divested businesses or assets groups, sponsor fees and expenses, unrealized (gain) or loss on foreign currency translation and other accounting adjustments as provided by the management of NextGen to Rothschild & Co. For purposes of its financial analyses, Rothschild & Co calculated an illustrative EV for Xos by multiplying a share price of Xos common stock of $10.00 per share, as provided by the management of NextGen, by the number of fully diluted shares of Xos, as provided by the management of NextGen, to derive an implied EV for Xos, and subtracted from the resulting implied EV the amount of net cash of Xos, as provided by the management of NextGen. The calculation resulted in an illustrative EV of $1,450 million for Xos, which is referred to in this section as the “Xos Transaction EV”.

Selected Comparable Company Analysis

Rothschild & Co performed a selected comparable companies analysis in order to derive an implied EV reference range for Xos from the market value and trading multiples of other comparable companies and then compared this implied EV reference range with the Xos Transaction EV. Rothschild & Co selected the comparable companies that Rothschild & Co deemed most relevant to consider in relation to Xos, based on its professional judgment and experience, because they are companies with operations in the electric vehicle original equipment manufacturer (OEM) industry and electric vehicle technology supply industry that for purposes of this analysis Rothschild & Co considered similar to the operations of one or more of the business lines of Xos. However, because of inherent differences in businesses, operations and prospects, none of the comparable companies listed below are directly comparable to Xos. The comparable companies selected by Rothschild & Co for purposes of this analysis included the following companies, which Rothschild & Co refers to, collectively, as the “selected companies”:

Electric Vehicle OEMs:

•        Tesla, Inc. (“Tesla”)

•        Nikola Corp. (“Nikola”)

•        Fisker Inc. (“Fisker”)

•        Lordstown Motors Corp. (“Lordstown”)

•        Workhorse Group Inc. (“Workhorse”)

•        Canoo Inc. (“Canoo”)

•        XL Fleet Corp. (“XLFleet”)

Electric Vehicle Technology Suppliers:

•        QuantumScape Corp. (“QuantumScape”)

•        Ballard Power Systems Inc. (“Ballard”)

•        Ceres (“Ceres”)

•        Hyliion Holdings Corp. (“Hyliion”)

•        PowerCell Energy Products, Inc. (“PowerCell”)

•        Romeo Power, Inc. (“Romeo Power”)

•        Exro Technologies Inc. (“Exro”)

•        Advent Technologies Holdings, Inc. (“Advent Technologies”)

For purposes of its analysis of the selected companies, Rothschild & Co (i) reviewed, among other things, for each of the selected companies, the per share stock price of such selected companies as of February 16, 2021, public filings made by such selected companies for certain historical financial information and data for such selected companies that Rothschild & Co obtained from broker research and where applicable, adjusted to account for certain events such as acquisitions and divestitures; and (ii) calculated the EV of each of the selected companies as a multiple of the estimated revenue for calendarized fiscal years ending December 31, 2023, December 31, 2024, and December 31, 2025, which multiple Rothschild & Co refers to as “EV/Revenue”.

EV was calculated as fully diluted market value based on per share stock prices plus, with respect to each of the selected companies, such company’s most recently disclosed net debt, minority interest, and after-tax unfunded pension liabilities, less investments in unconsolidated associate companies.

The results of Rothschild & Co’s review of the EV/Revenue are summarized in the chart below:

EV/Revenue
	2023E	2024E	2025E
Electric Vehicle OEMs
Tesla	11.42x	9.15x	7.64x
Nikola	7.25x	3.31x	2.05x
Fisker	2.38x	1.10x	0.67x
Lordstown	1.20x	0.84x	0.77x
Workhorse	8.07x	4.42x	2.96x
Canoo	4.12x	2.42x	1.48x
XLFleet	4.97x	2.46x	2.72x
Mean	5.63x	3.39x	2.61x
Median	4.97x	2.46x	2.05x
Electric Vehicle Technology Suppliers
QuantumScape	NM(1)	NM	NM
Ballard	NM	18.56x	14.55x
Ceres	NM	NM	NM
Hyliion	7.44x	2.61x	1.61x
PowerCell	22.26x	n.a.	n.a.
Romeo Power	2.62x	1.73x	1.21x
Exro	21.03x	20.71x	11.82x
Advent Technologies(2)	9.87x	4.82x	2.32x
Mean	12.64x	9.69x	6.30x
Median	9.87x	4.82x	2.32x
Overall
Mean	8.55x	6.01x	4.15x
Median	7.35x	2.96x	2.19x

____________

(1)      Negative multiples and EV/Revenue multiples over 25.0x denoted as “NM”.

(2)      Multiples based off company management projections due to lack of broker research projections.

Based on the 2023E EV/Revenue, 2024E EV/Revenue, and 2025E EV/Revenue multiples calculated above and on Rothschild & Co’s professional judgment, Rothschild & Co applied an illustrative range of EV/Revenue multiples of 1.5x to 2.5x to the estimated adjusted revenue of Xos for fiscal year 2024, as provided in the Financial Forecasts, to reach a range of implied EVs for Xos for fiscal year 2024, rounded to the nearest $25 million, as compared to the Xos Transaction EV:

Implied EV Reference Range for Xos	Xos Transaction EV
$4,450 million – $7,425 million	$1,450 million

Selected Precedent SPAC Transactions Analysis

Rothschild & Co performed a selected precedent SPAC transactions analysis in order to derive an implied EV reference range for Xos from EV/Revenue multiples in SPAC transactions involving other companies that occurred since the beginning of 2020 and then compared this implied EV reference range with the Xos Transaction EV. Using publicly available information, Rothschild & Co analyzed the EV multiples in the 18 selected SPAC transactions listed in the table below involving target companies with business operations in the electric vehicle OEM industry and the electric vehicle technology supply industry that generally reflected similar characteristics to Xos’ business operations.

Announcement Date	Target	Announcement EV ($m)	EV/Revenue 2024E At Announcement
Electric Vehicle OEMs
March 2020	Nikola	$3,324	1.0x
July 2020	Fisker	1,900	0.2x
August 2020	Lordstown	965	0.2x
August 2020	Canoo	1,841	1.3x
September 2020	XLFleet	1,087	0.8x
November 2020	Arrival Ltd. (“Arrival”)	5,392	0.4x
November 2020	The Lion Electric Co. (“Lion”)	1,505	0.4x
December 2020	Electric Last Mile Solutions Inc. (“ELMS”)	1,196	0.6x
January 2021	Proterra Inc. (“Proterra”)	1,600	1.1x
January 2021	Faraday & Future Inc. (“Faraday Future”)	2,642	0.3x
Mean			0.6x
Median			0.5x
Electric Vehicle Technology Suppliers
June 2020	Hyliion	$1,097	0.5x
September 2020	QuantumScope	3,321	1.0x	(1)
October 2020	Advent Technologies	358	2.9x
November 2020	Romeo Power	993	0.9x
December 2020	Lightning eMotors, Inc. (“Lightning eMotors”)	651	0.6x
January 2021	Freyr AS. (“Freyr”)	529	0.4x
February 2021	Microvast, Inc. (“Microvast”)	2,400	1.6x
February 2021	REE Automotive Ltd. (“REE Automotive”)	3,144	1.2x
Mean			1.1x
Median			0.9x

____________

(1)      Based on 2027E EV/Revenue.

Based on its professional judgment and experience, Rothschild & Co deemed these SPAC transactions relevant to consider in relation to Xos and the Merger contemplated by the Merger Agreement. No company, business or SPAC transaction used in this analysis is identical or directly comparable to Xos or the Merger contemplated by the Merger Agreement. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or SPAC transactions to which Xos or the Merger contemplated by the Merger Agreement was compared.

For purposes of this analysis, Rothschild & Co calculated the EV of each of the target companies in the selected precedent SPAC transactions based on the market and financial data of the target companies as well as the implied EV/Revenue multiple of the target company publicly disclosed at the time each such selected SPAC transaction was announced or where available, the EV/Revenue of the target company during the 12-month period ending closest to the date of announcement of the SPAC transaction for which such information was publicly available.

Based on the EV/Revenue multiples calculated for the selected SPAC transactions and on Rothschild & Co’s professional judgment, Rothschild & Co applied an illustrative range of EV/Revenue multiples of 0.4x to 0.8x to the estimated revenue of Xos for the fiscal year ending December 31, 2024, as provided in the Financial Forecasts, to reach the following implied EV reference ranges for Xos, rounded to the nearest $25 million, as compared to the Xos Transaction EV:

Implied EV Reference Range for Xos	Xos Transaction EV
$1,200 million – $2,375 million	$1,450 million

Discounted Cash Flow Analysis

Rothschild & Co performed discounted cash flow analyses for Xos in order to derive an implied EV reference range for Xos if it were to remain an independent company, and then compared this implied EV reference range with the Xos Transaction EV. In this analysis, Rothschild & Co calculated a range of implied EVs based on the perpetuity growth method by adding (i) the estimated unlevered, after-tax free cash flows that Xos was forecasted to generate from the nine months ended December 31, 2021 through the end of fiscal year 2030 based on the Financial Forecasts provided by the management of NextGen, after the application of a range of illustrative discount rates, which were based on the estimated weighted average cost of capital (“WACC”) for Xos to (ii) the terminal value of Xos, after the application of a range of illustrative discount rates based on the estimated WACC for Xos. Rothschild & Co estimated the terminal value of Xos by applying an illustrative range of growth rates in perpetuity of 2.25% to 2.75%, which Rothschild & Co selected using its experience and professional judgment, to the estimated unlevered after-tax free cash flows for the terminal period.

Rothschild & Co also calculated a range of implied EVs based on the terminal multiple method by adding (i) the estimated unlevered after-tax free cash flows that Xos was forecasted to generate from the nine months ended December 31, 2021 through the end of fiscal year 2030 based on the Financial Forecasts provided by the management of NextGen, after the application of a range of illustrative discount rates, which were based on the WACC for Xos and (ii) a range of illustrative terminal values for Xos, which were calculated by applying an illustrative range of terminal year multiples of 0.80x to 1.20x to an assumed terminal year revenue for Xos based on the Financial Forecasts provided by the management of NextGen, after the application of a range of illustrative discount rates, which were based on the WACC for Xos.

Unlevered, after-tax free cash flows were calculated as NOPAT (net operating profit after taxes, i.e., Adj. EBITDA less depreciation and amortization, less stock-based compensation, less tax expense based on a marginal cash tax rate) plus depreciation and amortization, plus non-cash warranty provision expense, less capital expenditures, less increases in net working capital. Rothschild & Co used the mid-year discounting convention and applied a range of illustrative discount rates of 12.5% to 25.0%, based on an estimated WACC of 18.75%, which Rothschild & Co calculated using certain Xos-specific inputs, including Xos’ cost of equity using the capital asset pricing model and a beta for Xos, as well as certain financial metrics for the United States financial markets generally. The ranges of perpetuity growth rates and terminal multiples were based on Rothschild & Co’s professional judgment and expertise and taking into account the Financial Forecasts and market expectations.

These analyses indicated the following implied EV reference ranges for Xos, rounded to the nearest $25 million, as compared to the Xos Transaction EV:

Implied EV Reference Range for Xos	Xos Transaction EV
$1,900 million – $7,675 million (perpetuity growth method)	$1,450 million
$2,025 million – $6,450 million (terminal multiple method)

The valuation and financial analyses set out above are not a comprehensive description of all analyses and examinations actually conducted by Rothschild & Co in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild & Co attached herein as Annex K.

Miscellaneous

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild & Co believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying Rothschild & Co’s analyses and opinion. In arriving at its fairness determination, Rothschild & Co considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Rothschild & Co made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described above as a comparison is directly comparable to Xos or the Merger contemplated by the Merger Agreement.

In performing its analyses, Rothschild & Co made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NextGen. Rothschild & Co’s analyses were based in part on the Financial Forecasts and other third party research analyst estimates, which are not necessarily indicative of actual values or actual future results and which may be significantly more or less favorable than those suggested by Rothschild & Co’s analyses. These analyses were prepared solely as part of the analysis performed by Rothschild & Co with respect to the fairness, from a financial point of view, to NextGen of the Aggregate Consideration payable pursuant to the Merger Agreement, and were provided to the board of directors of NextGen in connection with the delivery of Rothschild & Co’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Rothschild & Co’s opinion, together with the financial analyses performed by Rothschild & Co in connection with its opinion and reviewed by the board of directors of NextGen, were among the many factors that the board of directors of NextGen took into consideration in making the recommendation of the board of directors of NextGen as described in the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination”. Rothschild & Co was not requested to, and did not, recommend any specific amount of consideration to the board of directors of NextGen or that any specific amount of consideration constituted the only appropriate consideration in the Merger contemplated by the Merger Agreement. The amount and type of consideration payable in the Merger contemplated by the Merger Agreement was determined through arms-length negotiations between Xos and NextGen. Consequently, Rothschild & Co’s opinion should not be viewed as determinative of the views of the board of directors of NextGen or the management of NextGen with respect to the Aggregate Consideration or the Merger contemplated by the Merger Agreement, including whether the board of directors of NextGen would have been willing to determine that a different Aggregate Consideration was fair.

Rothschild & Co is acting as financial advisor to NextGen with respect to the Merger contemplated by the Merger Agreement and will receive an aggregate fee of approximately $1,000,000 from NextGen for its services, $250,000 of which became payable upon delivery of Rothschild & Co’s opinion and $750,000 of which is contingent upon the consummation of the Merger contemplated by the Merger Agreement. NextGen has also agreed to reimburse Rothschild & Co for certain expenses and to indemnify Rothschild & Co against certain liabilities arising out of its engagement.

During the two-year period ending on February 21, 2021, Rothschild & Co did not provide financial services to NextGen or Xos other than, in the case of NextGen, with respect to Rothschild & Co’s engagement in connection with the Merger contemplated by the Merger Agreement. Rothschild & Co has provided financial advisory services to an entity for which a co-founder and co-chairman of NextGen is a member of the board of directors, which services were unrelated to the Merger contemplated by the Merger Agreement and for which it has received fees. Rothschild & Co and its affiliates are engaged in a wide range of financial advisory and investment banking activities. Rothschild & Co or its affiliates may in the future provide financial services to Xos, NextGen and/or any of their respective affiliates, in the ordinary course of Rothschild & Co’s businesses from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of Rothschild & Co’s asset management, merchant banking and other business activities, its affiliates may trade in the securities of Xos, NextGen, any of their respective affiliates and third parties.

Rothschild & Co’s opinion was given and speaks only as of its date. Subsequent developments may affect Rothschild & Co’s opinion and the assumptions used in preparing it, and Rothschild & Co does not have any obligation to update, revise, or reaffirm its opinion. Rothschild & Co’s opinion was approved by the Global Advisory Commitment Committee of Rothschild & Co.

Projected Financial Information

Xos provided NextGen with its internally prepared Xos Financial Forecasts for each of the years in the five-year period ending December 31, 2025. Further, the management of each of Xos and NextGen collaborated on the extended financial projections for each subsequent year for the five-year period ending December 31, 2030 (the “Extended Financial Forecasts”, together with the Xos Financial Forecasts, the “Financial Forecasts”). The Financial Forecasts were provided by NextGen to Rothschild & Co to be used in connection with their analysis and delivery of their opinion (as more fully described above in the section entitled “BCA Proposal — Opinion of Rothschild & Co” and the full text of the written opinion is attached as Annex K).

Xos does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, Xos’ management (i) prepared the Xos Financial Forecasts that were provided to NextGen, and (ii) collaborated with NextGen’s management on the Extended Financial Forecasts. The Financial Forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Xos’ management, the Financial Forecasts (and in the case of the Extended Financial Forecasts, also in the view of NextGen’s management) were prepared on a reasonable basis reflecting Xos’ and NextGen’s management’s, as applicable, currently available estimates and judgments.

The inclusion of the Financial Forecasts in this proxy statement/prospectus should not be regarded as an indication that NextGen, its board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such Financial Forecasts necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the BCA Proposal. The Financial Forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. NextGen and New Xos will not refer back to the Financial Forecasts in future periodic reports filed under the Exchange Act.

The Financial Forecasts reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Xos’ business, all of which are difficult to predict and many of which are beyond Xos’ and NextGen’s control. The Financial Forecasts are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Xos’ control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Xos’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. These Financial Forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the Financial Forecasts do not take into account any circumstances or events occurring after the date they were prepared. None of Xos’ independent registered accounting firm, NextGen’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the Financial Forecasts.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL FORECASTS, NEXTGEN UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the Xos Financial Forecasts are summarized in the table below:

($ in millions)	2021E	2022E	2023E	2024E	2025E
Production Volume	116	2,007	8,715	20,427	33,674
Revenue	$14	$271	$1,202	$2,970	$5,219
Gross Profit	4	78	364	905	1,598
Net Income	(48)	(66)	54	319	681
Adjusted EBITDA(1)	(40)	(33)	161	617	1,216
Unlevered Free Cash Flow(2)(3)	(107)	(176)	(169)	132	589

____________

(1)      Adjusted EBITDA is defined as GAAP operating profit plus stock-based compensation and depreciation and amortization.

(2)      Unlevered free cash flow is defined as NOPAT (net operating profit after taxes, i.e. Adjusted EBITDA less depreciation and amortization, less stock-based compensation, less tax expense based on a marginal cash tax rate) plus depreciation and amortization, plus non-cash warranty provision expense, less capital expenditures, less increases in net working capital.

(3)      Unlevered free cash flow calculations were not part of the Xos Financial Forecasts provided to NextGen by Xos. However, such unlevered free cash flow calculations are included in this table because they were provided by NextGen to Rothschild & Co. after collaboration between Xos and NextGen.

The key elements of the Extended Financial Forecasts are summarized in the table below. The Xos Financial Forecasts and Extended Financial Forecasts reflect assumptions and estimates, including the level of demand for our vehicles, the performance and utilization of our vehicles and our battery packs, the utilization of our Fleet-as-a-Service offering, vehicle downtime, useable vehicle or battery life and related maintenance and repair costs. The Financial Forecasts cover multiple years and such financial projections, by their nature, become subject to greater uncertainty with each succeeding year. See the section entitled “Risk Factors — Risks Related to Xos’ Business and Industry.”

($ in millions)	2026E	2027E	2028E	2029E	2030E
Production Volume	40,860	47,724	54,024	59,663	64,118
Revenue	$6,410	$7,562	$8,667	$9,742	$10,730
Gross Profit	1,967	2,326	2,671	3,008	3,319
Net Income	836	1,013	1,186	1,358	1,505
Adjusted EBITDA(1)	1,539	1,854	2,155	2,448	2,721
Unlevered Free Cash Flow(2)	745	919	1,097	1,267	1,450

____________

(1)      Adjusted EBITDA is defined as GAAP operating profit plus stock-based compensation and depreciation and amortization.

(2)      Unlevered free cash flow is defined as NOPAT (net operating profit after taxes, i.e. Adjusted EBITDA less depreciation and amortization, less stock-based compensation, less tax expense based on a marginal cash tax rate) plus depreciation and amortization, plus non-cash warranty provision expense, less capital expenditures, less increases in net working capital.

The Xos Financial Forecasts and the Extended Financial Forecasts were based on a variety of assumptions that are estimates based on feedback from its customers, industry data and competitive analyses. Key assumptions include Xos’ 4% penetration of its $100 billion total addressable market by 2025 as well as revenue per vehicle starting at an approximate 30% premium to its comparable diesel alternative and decreasing by approximately 15% by 2025 as the business and industry mature, as well as those listed below:

•        Production Volume

•        Increased vehicle delivery volume due to delivery of approximately 2,000 existing backlog contracted orders from fleet customers and distributors, as well as fulfilment of approximately 4,000 optional orders;

•        Increased demand and rate of sales orders for current and future Xos vehicle products across current and future target markets;

•        Xos’ projected ability to fulfil such demand.

•        Projected Revenue

•        Increased vehicle revenue from:

•        an increase in number of vehicles delivered as described above; and

•        an increase in expected average sales price per vehicle due to the launch of future vehicle products in the heavier class segments that command higher purchase prices.

•        Increased in Fleet-as-a-Service revenue from:

•        an increase in customer subscriptions to Xos’ Fleet-as-a-Service products;

•        the successful development and launch of Fleet-as-a-Service products that are not yet available; and

•        an increase in Xos vehicles delivered and in operation, which increases the opportunity for recurring revenue on transactional and operational products and services.

•        Projected Gross Profit

•        Vehicle Sales

•        Decreased production costs as vehicle production increases due to economies of scale.

•        Fleet-as-a-Service

•        Increased customer adoption and enrollment as a result of increased sales of Xos vehicles and the projected subsequent increase in revenue generated from transactional and operational products.

•        Projected Net Income

•        Increased revenue due to increased sales of vehicles and Fleet-as-a-Service described above;

•        Increases in warranty provision expenses due to increased sales of vehicles;

•        Increases in research and development expense due to continued design, development and testing of current and future Xos products;

•        Increases in personnel and general and administrative to support Xos’ growing operations and to operate as a public company; and

•        Increases in sales and marketing costs to drive lead generation and conversion as well as to drive incremental demand for Xos’ vehicles and Fleet-as-a-Service products.

•        Projected Adjusted EBITDA

•        Same assumptions as projected net income above, taking into account the adjustments made to projected net income to calculate projected Adjusted EBITDA, including adding back stock-based compensation, depreciation and amortization and other non-operating expenses such as net interest income and taxes.

•        Projected Unlevered Free Cash Flow

•        Same assumptions as projected Adjusted EBITDA, taking into account the adjustments made to calculate projected unlevered cash flow including netting projected net interest expense and stock-based compensation and adding back warranty provision expense;

•        Increased working capital, primarily due to increase in inventory, accounts receivable, accounts payable and deferred revenue; and

•        Increased capital expenditures to build out Flex manufacturing facilities and distribution infrastructure, as well as continued investment in engineering tooling and equipment.

Moreover, Adjusted EBITDA and free cash flow are non-GAAP measures, which are additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered, individually or collectively, as alternatives to net income, operating income or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities as a measure of liquidity.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by NextGen have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $1.28 billion for Xos compared to the $375 million in the trust account, the NextGen board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of NextGen and its shareholders and appropriately reflected Xos’ value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. NextGen’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Xos met this requirement.

Interests of NextGen’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of NextGen’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and NextGen’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of NextGen shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        The 9,375,000 NexGen Class B ordinary shares owned by Sponsor, if valued based on the closing price of $9.93 per public share on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $93.1 million (after giving effect to the conversion of such NexGen Class B ordinary shares into shares of New Xos common stock in connection with the Merger, including after giving effect to the Domestication). The Sponsor purchased such 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000 prior to NextGen’s initial public offering. If NextGen does not consummate a business combination by October 9, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 9,375,000 NextGen Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, NextGen would likely have few, if any, net assets and because the Sponsor and NextGen’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any NextGen Class A ordinary shares and NextGen Class B ordinary shares held by it or them, as applicable, if NextGen fails to complete a business combination within the required period.

•        The Sponsor purchased an aggregate of 6,333,334 private placement warrants from NextGen simultaneously with the consummation of NextGen’s initial public offering for an aggregate purchase price of $9.5 million, which will automatically convert into 6,333,334 New Xos warrants in connection with the Merger (including after giving effect to the Domestication). The 6,333,334 private placement warrants, if valued based on the closing price of $2.00 per public warrant on the Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and if unrestricted and freely tradable, would have an aggregate market value of $12.7 million, but may expire and become worthless if NextGen fails to complete a business combination by October 9, 2022. As a result of Sponsor’s interest in the NextGen Class B ordinary shares and private placement warrants, Sponsor and its affiliates have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect NextGen’s initial business combination.

•        The Sponsor Related PIPE Investor has subscribed for $500,000 of the PIPE Investment, for which it will receive up to 50,000 shares of New Xos common stock. The 50,000 shares of New Xos common stock which the Sponsor Related PIPE Investor has subscribed for in the PIPE Investment, if unrestricted and freely tradable, would have had an aggregate market value of $496,500 based upon the closing price of $9.93 per public share on Nasdaq on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. See “Certain Relationships and Related Person Transactions — NextGen Acquisition Corporation — Subscription Agreements”.

•        Pursuant to that certain Amended and Restated Limited Liability Company Agreement, dated as of August 14, 2020, by and among NextGen’s directors and executive officers and their affiliates, as applicable (the “Sponsor LLC Agreement”), certain of NextGen’s directors and executive officers made certain capital contributions to the Sponsor, the proceeds of which were used by the Sponsor to purchase the 9,375,000 NexGen Class B ordinary shares for an aggregate purchase price of $25,000. In addition, certain affiliates of George N. Mattson and Gregory L. Summe, as well as affiliates of each of NextGen’s directors, have made certain at-risk capital contributions, the proceeds of which were used by the Sponsor to purchase the 6,333,334 private placement warrants for $9.5 million. Upon or after the consummation of a business combination and as determined by certain members of the Sponsor, certain of NextGen’s directors and executive officers are entitled to receive distributions of the assets of the Sponsor pursuant to the terms of the Sponsor LLC Agreement. As such, certain of NextGen’s directors and executive officers have a direct or indirect economic interest in the securities owned by the Sponsor.

•        In the event that NextGen fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, NextGen will be required to provide for payment of claims of creditors that were not waived that may be brought against NextGen within the ten years following such redemption. In order to protect the amounts held in NextGen’s trust account, the Sponsor has agreed that it will be liable to NextGen if and to the extent any claims by a third party (other than NextGen’s independent auditors) for services rendered or products sold to NextGen, or a prospective target business with which NextGen has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of NextGen’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•       In order to finance transaction costs in connection with a Business Combination, the Sponsor has advanced funds to NextGen for working capital purposes, including $440,000 as of June 24, 2021. These outstanding advances have been documented in a promissory note, dated as of March 29, 2021 (the “Promissory Note”), issued by NextGen to the Sponsor, pursuant to which NextGen may borrow up to $1,000,000 from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of October 9, 2022 and the date NextGen consummates its initial business combination. If NextGen does not complete the initial business combination within the required period, NextGen may use a portion of the working capital held outside the trust account to repay such advances and any other working capital advances made to NextGen, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to NextGen, and Sponsor may not be able to recover the value it has loaned to NextGen and any other working capital advances it may make.

•        NextGen’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on NextGen’s behalf, such as identifying and investigating possible business targets and business combinations, as well as repayment of working capital advances. However, if NextGen fails to consummate a business combination by October 9, 2022, they will not have any claim against the trust account for reimbursement or repayment. Accordingly, NextGen may not be able to reimburse such expenses or repay such advances if the Business Combination or another business combination, is not completed by such date. As of June 24, 2021 there was $440,000 of unpaid reimbursable expenses or working capital advances outstanding (which consists of funds advanced to NextGen by Sponsor pursuant to the Promissory Note).

•        As noted above, Sponsor purchased 9,375,000 NextGen Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0027 per share (after taking into account the forfeiture by Sponsor of 687,000 founder shares as a result of the underwriter’s partial exercise of the over-allotment option). As a result, Sponsor will have a rate of return on its investment which differs from the rate of return of NextGen shareholders who purchased NextGen shares at various other prices, including NextGen shares included in NextGen units that were sold at $10.00 per unit in NextGen’s initial public offering. The closing price of NextGen’s public shares on June 21, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.93. As a result of and upon the effective time of the Domestication, among other things, each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock. In the event the stock price of the post-combination company falls below the price paid by a NextGen shareholder at the time of purchase of the NextGen shares by such shareholder, a situation may arise in which Sponsor maintains a positive rate of return while such NextGen shareholder does not.

•        George Mattson, a current director of NextGen, is expected to be a director of New Xos after the consummation of the Business Combination. As such, in the future, Mr. Mattson may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Xos Board determines to pay to its non-employee directors.

•        The Sponsor (including its representatives and affiliates) and NextGen’s directors and officers may in the future become, affiliated with entities that are engaged in a similar business to NextGen. For example, Mr. Mattson and Mr. Summe, each of whom serves as an officer and director of NextGen and may be considered an affiliate of the Sponsor, have also recently incorporated NGCA II, which is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effective an initial business combination. Mr. Mattson and Mr. Summe are Co-Chairmen of NGCA II, and each of our other officers is also an officer of NGCA II and owe fiduciary duties under Cayman Islands Companies Act to NGCA II. The Sponsor and NextGen’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to NextGen completing its initial business combination. NextGen’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to NextGen, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in NextGen’s favor and such potential business opportunities may be presented to other entities prior to their presentation to NextGen, subject to applicable fiduciary duties under Cayman Islands Companies Act. NextGen’s Cayman Constitutional Documents provide that NextGen renounces its interest in any corporate opportunity offered to any director or officer of NextGen unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of NextGen and it is an opportunity that NextGen is able to complete on a reasonable basis.

•        NextGen’s existing directors and officers will be eligible for continued indemnification and continued coverage under NextGen’s directors’ and officers’ liability insurance after the Merger and pursuant to the Merger Agreement.

•        Pursuant to the Registration Rights Agreement, the Sponsor and the Sponsor Related PIPE Investor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Xos common stock and warrants held by such parties following the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and all of NextGen’s directors have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares of NextGen.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Xos or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on our common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. NextGen will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Expected Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, NextGen is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Xos issuing stock for the net assets of NextGen, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Xos.

Xos has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•        Xos Stockholders will have the largest voting interest in the post-combination company;

•        The board of directors of the post-combination company will have              members, and Xos will have the ability to nominate the majority of the members of the board of directors;

•        Xos management will hold executive management roles (including Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Technology Officer, among others) for the post-combination company and be responsible for the day-to-day operations;

•        The post-combination company will assume the Xos name: “Xos, Inc.”; and

•        The intended strategy of the post-combination entity will continue Xos’ current strategy of being a leader in the electric vehicle industry.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 5, 2021, NextGen and Xos filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period expired on April 5, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NextGen cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NextGen cannot assure you as to its result.

None of NextGen nor Xos are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Merger Agreement, dated as of February 21, 2021 (the “Merger Agreement”), by and among NextGen, Sky Merger Sub I, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of NextGen, and Xos, Inc. (“Xos”), a Delaware corporation, (a copy of which is attached to the proxy statement/prospectus as Annex A), pursuant to which, among other things, following the Domestication of NextGen to Delaware as described below, the merger of Merger Sub with and into Xos (the “Merger”), with Xos surviving the Merger as a wholly owned subsidiary of New Xos, in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of NextGen’s Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director (s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then NextGen is asking its shareholders to approve the Domestication Proposal. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Merger will be consummated.

The board of directors of NextGen has unanimously approved a change of NextGen’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with NextGen’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, NextGen will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which NextGen will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding NextGen Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (2) each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock, (3) each then issued and outstanding NextGen warrant will convert automatically into a New Xos warrant, pursuant to the Warrant Agreement and (4) each NextGen unit will be cancelled and will entitle the holder thereof to one share of New Xos common stock and one-third of one New Xos warrant.

The Domestication Proposal, if approved, will approve a change of NextGen’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while NextGen is currently governed by the Cayman Islands Companies Act, upon the Domestication, New Xos will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then NextGen will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace NextGen’s current memorandum and articles of association under the Cayman Islands Companies Act with a new certificate of incorporation and bylaws of New Xos under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under “Organizational Documents Proposals,” the Cayman Constitutional Documents of NextGen, attached hereto as Annex H and the Proposed Organizational Documents of New Xos, attached hereto as Annex I and Annex J.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of NextGen believes that there are several reasons why a reincorporation in Delaware is in the best interests of NextGen and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•        Prominence, Predictability, and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Xos, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Xos’ stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Xos’ incorporation in Delaware may make New Xos more attractive to future candidates for the New Xos Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Xos to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors will provide appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of NextGen as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Xos immediately following the Domestication will be the same as those of NextGen immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the Business Combination is to be consummated, NextGen will replace the current amended and restated memorandum of association of NextGen under the Cayman Islands Companies Act (the “Existing Memorandum”) and the current articles of association of NextGen (as may be amended from time to time) (the “Existing Articles” and, together with the Existing Memorandum, the “Cayman Constitutional Documents”), in each case, under the Cayman Islands Companies Act, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Xos, in each case, under the DGCL.

NextGen’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for New Xos. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of NextGen, attached to this proxy statement/prospectus as Annex H, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex I and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex J. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Act and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 NextGen Class A ordinary shares, 50,000,000 NextGen Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize shares, consisting of shares of New Xos common stock and shares of New Xos preferred stock.
	See paragraph 5 of the Existing Memorandum.	See Article IV, section A of the Proposed Certificate of Incorporation.
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)

The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by NextGen’s board of directors. Accordingly, NextGen’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of NextGen to carry out a conversion of NextGen Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).

The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the Board may determine.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article IV, section B of the Proposed Certificate of Incorporation.
Classified Board (Organizational Documents Proposal C)	The Cayman Constitutional Documents provide that NextGen’s board of directors shall be composed of one class.	The Proposed Organizational Documents provide that the New Xos Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.
	See Article 29 of the Existing Articles.	See Article V, section A, subsection 2 of the Proposed Certificate of Incorporation.
Corporate Name (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that the name of the company is “NextGen Acquisition Corporation”	The Proposed Organizational Documents provide that the name of the corporation will be “Xos, Inc.”
	See paragraph 1 of the Existing Memorandum.	See Article I of the Proposed Certificate of Incorporation.
Perpetual Existence (Organizational Documents Proposal D)

The Cayman Constitutional Documents provide that if NextGen does not consummate a business combination (as defined in the Cayman Constitutional Documents) October 9, 2022, NextGen will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate NextGen’s trust account.

The Proposed Organizational Documents do not include any provisions relating to New Xos’ ongoing existence; the default under the DGCL will make New Xos’ existence perpetual.
	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.
Exclusive Forum (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware).

See Article VIII of the Proposed Certificate of Incorporation.
Takeovers by Interested Stockholders (Organizational Documents Proposal D)	The Cayman Constitutional Documents do not provide restrictions on takeovers of NextGen by a related shareholder following a business combination.	The Proposed Organizational Documents do not opt out of Section 203 of the DGCL, and therefore, New Xos will be subject to Section 203 of the DGCL relating to takeovers by interested stockholders.
Default rule under the DGCL.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Cayman Constitutional Documents include various provisions related to NextGen’s status as a blank check company prior to the consummation of a business combination

The Proposed Organizational Documents do not include such provisions related to NextGen’s status as a blank check company, which no longer will apply upon consummation of the Merger, as NextGen will cease to be a blank check company at such time.

See Article 49 of the Cayman Constitutional Documents.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex I and Annex J, respectively), with such principal changes as described in Organizational Documents Proposals A-D.”

ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal A — to authorize the change in the authorized share capital of NextGen from (i) 500,000,000 NextGen Class A ordinary shares, 50,000,000 NextGen Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, of NextGen (the “NextGen preferred shares”) to (ii)               shares of New Xos common stock and                shares of New Xos preferred stock.

As of the date of this proxy statement/prospectus, there are (i) 37,500,000 NextGen Class A ordinary shares issued and outstanding, (ii) 9,375,000 NextGen Class B ordinary shares issued and outstanding and (iii) no NextGen preferred shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 12,500,000 public warrants and 6,333,334 private placement warrants of NextGen, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the NextGen warrants will be exercisable after giving effect to the Merger for one share of New Xos common stock at an exercise price of $11.50 per share. No NextGen warrants are exercisable until the later of (1) 30 days after the Closing and (2) October 9, 2021.

Pursuant to the Merger Agreement, New Xos will issue or, as applicable, reserve for issuance in respect of Xos Awards outstanding as of immediately prior to the Effective Time that will be converted into awards based on New Xos common stock, an aggregate of 127,626,116 shares of New Xos common stock to Xos Stockholders (which assumes that all New Xos Options are net-settled), and pursuant to the PIPE Investment, New Xos will issue 20,000,000 shares of New Xos common stock to the PIPE Investors, including the Sponsor Related PIPE Investor (which excludes the 2,000,000 shares of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering).

In order to ensure that New Xos has sufficient authorized capital for future issuances, NextGen’s board of directors has approved, subject to shareholder approval, that the Proposed Organizational Documents of New Xos change the authorized share capital of NextGen from (i) 500,000,000 NextGen Class A ordinary shares, 50,000,000 NextGen Class B ordinary shares and 5,000,000 NextGen preferred shares to (ii)               shares of New Xos common stock and               shares of New Xos preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Xos, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New Xos that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW XOS AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal B — to authorize the New Xos Board to issue any or all shares of New Xos preferred stock in one or more series, with such terms and conditions as may be expressly determined by the New Xos Board and as may be permitted by the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Xos after the Business Combination.

If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of New Xos will be               shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Xos, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Xos and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Xos and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Xos, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Xos Board to issue the authorized preferred stock on its own volition will enable New Xos to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Xos currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS

Overview

Organizational Documents Proposal C — to provide that the New Xos Board be divided into three classes, with each class made up of, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board, with only one class of directors being elected in each year and each class serving a three-year term.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Xos after the Business Combination.

If Organizational Documents Proposal C is approved, the New Xos Board will remain a classified board. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial classification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in New Xos for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) the New Xos Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Xos, copies of which are attached to this proxy statement/prospectus as Annex I and Annex J. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that a classified board of directors in the best interest of New Xos because it is designed to assure the continuity and stability of New Xos’ leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with New Xos and, therefore, will be familiar with our business and operations. Our board of directors also believes that this classification will assist New Xos in protecting the interests of our stockholders in the event of an unsolicited offer for New Xos by encouraging any potential acquirer to negotiate directly with the New Xos Board.

This proposal may increase the amount of time required for a takeover bidder to obtain control of New Xos without the cooperation of the New Xos Board, even if the takeover bidder were to acquire a majority of the voting power of New Xos’ outstanding voting stock. Without the ability to obtain immediate control of the New Xos Board, a takeover bidder will not be able to take action to remove other impediments to its acquisition of New Xos. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of the New Xos Board, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of the New Xos Board, this amendment could be viewed as tending to perpetuate present management.

Although this proposal could make it more difficult for a hostile bidder to acquire control over New Xos, our board of directors believes that by forcing potential bidders to negotiate with the New Xos Board for a change of control transaction, the New Xos Board will be better able to maximize stockholder value in any change of control transaction.

Our board of directors is not aware of any present or threatened third-party plans to gain control of New Xos, and this proposal is not being recommended in response to any such plan or threat. Rather, our board of directors is recommending this proposal as part of its review of New Xos’ key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of New Xos’ stockholders in hostile takeover situations. The NextGen board of directors has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of New Xos.

Vote Required for Approval

The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal D — to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex I and Annex J, respectively), including (1) changing the corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.”, (2) making New Xos’ corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to NextGen’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which NextGen’s board of directors believes is necessary to adequately address the needs of New Xos after the Business Combination.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Xos after the Business Combination.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative claim or cause of action brought on New Xos’ behalf, (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of New Xos to New Xos or New Xos’ stockholders, (iii) any claim or cause of action against New Xos or any current or former director, officer or other employee of New Xos arising out of or pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as either may be amended from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or Proposed Bylaws (as either may be amended from time to time), (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (vi) any claim or cause of actionagainst New Xos or any current or former director, officer or other employee of New Xos governed by the internal affairs doctrine or otherwise related to New Xos’ internal affairs. The Proposed Certificate of Incorporation also provides that, unless New Xos consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by New Xos, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of NextGen’s operations should NextGen not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Merger, New Xos will not be a blank check company.

Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with New Xos’ Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal D, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal D. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of New Xos, attached hereto as Annex I and Annex J as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “NextGen Acquisition Corporation” to “Xos, Inc.” is desirable to reflect the Business Combination with Xos and to clearly identify New Xos as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New Xos’ corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Xos following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Xos in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New Xos will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

DGCL 203

New Xos will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Our board of directors has determined to be subject to Section 203 of the DGCL

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to NextGen’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Xos and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and NextGen’s board of directors believes it is the most appropriate period for New Xos following the Business Combination. In addition, certain other provisions in NextGen’s current certificate require that proceeds from NextGen’s initial public offering be held in the trust account until a business combination or liquidation of NextGen has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Act, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal — to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, to elect               directors who, upon consummation of the Business Combination, will be the directors of New Xos (“Director Election Proposal”).

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, NextGen’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.

Nominees

As contemplated by the Merger Agreement, the New Xos Board following consummation of the transaction will consist of up to               directors:

(i)     two of whom have been designated by NextGen, who will initially be George Mattson and              , and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(ii)    two of whom have been designated by Xos, who will initially be Dakota Semler and Giordano Sordoni, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents; and

(iii)   up to five independent directors whom have been designated by Xos in good faith consultation with NextGen, who will initially be               ,               ,               ,                and               , and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of George Mattson,               , Dakota Semler, Giordano Sordoni,              ,               ,               ,                and                to serve as our directors upon the consummation of the Business Combination, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section entitled “Management of New Xos Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the NextGen Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on the New Xos Board upon the consummation of the Business Combination.”

Name of Director

George Mattson

Dakota Semler

Giordano Sordoni

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of shares of New Xos common stock to (a) the PIPE Investors, including the Sponsor Related PIPE Investor, pursuant to the PIPE Investment and (b) Xos Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”).

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, NextGen’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the present or potential issuance of common stock, including shares issued pursuant to an earnout provision, or of securities convertible into or exercisable for common stock, in connection with the acquisition of the stock of another company if the common stock is not issued in a public offering for cash and (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the common stock, including shares issued pursuant to an earnout provision (or securities convertible into or exercisable for common stock) or (2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Merger Agreement, NextGen currently expects to issue an estimated 149,626,116 shares of New Xos common stock (assuming that none of NextGen’s outstanding public shares are redeemed) in connection with the Business Combination and the PIPE Investment. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of the Nasdaq-listed company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently owns greater than 5% of NextGen’s ordinary shares, the Sponsor is considered a substantial shareholder of NextGen under Nasdaq Listing Rule 5635(e)(3). For this reason, NextGen is seeking the approval of NextGen shareholders for the issuance of shares of New Xos common stock in connection with the Business Combination and the PIPE Investment.

In the event that this proposal is not approved by NextGen shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by NextGen shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Xos common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of New Xos common stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance of shares of New Xos common stock pursuant to the Merger Agreement and the PIPE Investment, including to Xos Stockholders and the PIPE Investors be approved in all respects.”

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL

Overview

In this proposal, NextGen is asking its shareholders to approve the 2021 Plan. NextGen’s board of directors approved the 2021 Plan on         , 2021, subject to shareholder approval at the special meeting of shareholders. If shareholders approve this proposal, the 2021 Plan will become effective on the consummation of the Business Combination. However, this proposal is cross-conditioned on the other Condition Precedent Proposals. If the 2021 Plan is not approved by the shareholders, it will not become effective and no awards will be granted thereunder. The 2021 Plan is described in more detail below.

General Information

The purpose of the 2021 Plan is to provide a means whereby New Xos can promote its long-term success and the creation of stockholder value by securing and retaining the services of employees, directors and consultants and encouraging them to focus on critical long-term objectives of the Company; providing incentives for participants to exert maximum efforts for the success of the New Xos and its affiliates; and providing a means by which participants may be given an opportunity to benefit from increases in the value of New Xos through the granting of awards.

Approval of the 2021 Plan by NextGen’s shareholders is required, among other things, in order to comply with stock exchange rules requiring shareholder approval of equity compensation plans and to allow the grant of incentive stock options under the 2021 Plan. If this Equity Incentive Plan Proposal is approved by NextGen’s shareholders, the 2021 Plan will become effective as of the date of the closing of the Business Combination. In the event that NextGen’s stockholders do not approve this proposal, the 2021 Plan will not become effective.

New Xos’ equity compensation program, as implemented under the 2021 Plan, will allow New Xos to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the 2021 Plan will allow New Xos to grant equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for New Xos’ success and ultimately increase stockholder value. The 2021 Plan allows New Xos to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New Xos.

If the request to approve the 2021 Plan is approved by NextGen’s stockholders, there will be a number of shares of New Xos common stock equal to ten percent (10%) of the fully diluted New Xos common stock immediately following consummation of the Business Combination, subject to adjustment for specified changes in New Xos’ capitalization, available for grant under the 2021 Plan as of the effective time of the Business Combination. In addition, as further described below under the section entitled “— Description of the 2021 Plan — Authorized Shares,” the share reserve is subject for ten years to annual increases each January 1 of up to five percent (5%) of the fully diluted New Xos common stock (or a lesser number determined by the Board). NextGen’s board of directors believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the 2021 Plan

A summary description of the material features of the 2021 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2021 Plan and is qualified by reference to the 2021 Plan, the form of which is attached to this proxy statement/prospectus as Annex F and incorporated by reference in its entirety. NextGen’s shareholders should refer to the 2021 Plan for more complete and detailed information about the terms and conditions of the 2021 Plan.

Eligibility.    Any individual who is an employee of New Xos or any of its affiliates, or any person who provides services to New Xos or its affiliates, including consultants and members of the Board, is eligible to receive awards under the 2021 Plan at the discretion of the plan administrator. If this proposal is approved by the shareholders, all of

New Xos’ employees, directors and consultants will be eligible to receive awards following the closing of the Business Combination. Following the Closing, New Xos is expected to have approximately        employees,        non-employee directors and        consultants who may be eligible to receive awards under the 2021 Plan.

Awards.    The 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of no statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of New Xos’ affiliates.

Authorized Shares.    Initially, the maximum number of shares of New Xos common stock that may be issued under the 2021 Plan after it becomes effective will not exceed a number of shares of New Xos common stock equal to ten percent (10%) of the fully diluted New Xos common stock immediately following consummation of the Business Combination. In addition, the number of shares of New Xos common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, starting on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (1) five percent (5%) of the fully diluted shares of New Xos common stock on December 31 of the preceding year, or (2) a lesser number of shares of New Xos common stock determined by the Board prior to the date of the increase. The maximum number of shares of New Xos common stock that may be issued on the exercise of ISOs under the 2021 Plan is a number of shares equal to the number of shares initially reserved for issuance under the 2021 Plan. As of               , 2021, the record date, the closing price of NextGen’s common stock as reported on Nasdaq was $               per share.

The following shares previously issued pursuant to an award and initially deducted from the share reserve will be added back to the share reserve and again become available for issuance under the 2021 Plan: any shares that are forfeited back to or repurchased by New Xos because of a failure to meet a contingency or condition required for vesting; any shares that are reacquired by the New Xos to satisfy the exercise, strike or purchase price of an award; and any shares that are reacquired by New Xos to satisfy a tax withholding obligation in connection with an award. The following actions do not result in an issuance of shares under the 2021 Plan and accordingly do not reduce the number of shares subject to the share reserve and available for issuance under the 2021 Plan: the expiration or termination of any portion of an award without the shares covered by such portion of the award having been issued; the settlement of any portion of an award in cash; the withholding of shares that would otherwise be issued by New Xos to satisfy the exercise, strike or purchase price of an award; or the withholding of shares that would otherwise be issued by New Xos to satisfy a tax withholding obligation in connection with an award.

Non-Employee Director Compensation Limits.    The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any calendar year, including awards granted and cash fees paid by the Company to such non-employee director, will not exceed $1,000,000 in total value, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Plan Administration.    The Board, or a duly authorized committee thereof, will administer the 2021 Plan and is referred to as the “plan administrator” herein. The Board may also delegate to one or more of New Xos’ officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2021 Plan, the Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan; provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Xos common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Xos or any of New Xos’ affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Xos or any of New Xos’ affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death or disability. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New Xos common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of New Xos common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of New Xos common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New Xos’ stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Xos’ total combined voting power or that of any of New Xos’ parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of New Xos common stock, a combination of cash and shares of New Xos common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New Xos ends for any reason, New Xos may receive any or all of the shares of New Xos common stock held by the participant that have not vested as of the date the participant terminates service with New Xos through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Xos common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of New Xos common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Xos or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Xos or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, New Xos common stock.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to New Xos common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in the capital structure of New Xos, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New Xos or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Xos with respect to the stock award may be assigned to New Xos’ successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by New Xos with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by New Xos with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New Xos common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination.    The Board has the authority to amend, suspend, or terminate the 2021 Plan at any time; provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New Xos’ stockholders. No ISOs may be granted after the tenth anniversary of the date NextGen’s board of directors adopts the 2021 Plan. No stock awards may be granted under the 2021 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Xos with respect to participation in the 2021 Plan, which will not become effective until the date of the closing of the Business Combination. No awards will be issued under the 2021 Plan prior to the date of the closing of the Business Combination. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2021 Plan. The 2021 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Xos’ ability to realize the benefit of any tax deductions described below depends on New Xos’ generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Xos’ tax reporting obligations.

Nonstatutory Stock Options.    Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by New Xos or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Xos will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options.    The 2021 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New Xos is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New Xos will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New Xos timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards.    Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Xos will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards.    Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Xos will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights.    Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Xos will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to New Xos

Compensation of Covered Employees.    The ability of New Xos to obtain a deduction for amounts paid under the 2021 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Xos’ ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments.    The ability of New Xos (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2021 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2021 Plan are subject to the discretion of the compensation committee of the Board. Therefore, NextGen cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Equity Compensation Plan Information

As of March 31, 2021, NextGen had no compensation plans (including individual compensation arrangements) under which equity securities of NextGen were authorized for issuance.

Interests of NextGen’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of NextGen’s board of directors in favor of approval of the 2021 Plan, you should keep in mind that certain of NextGen’s board of directors and officers have interests in the 2021 Plan that are different from, or in addition to, your interests as a shareholder, including, among other things, the potential future issuance of awards to George Mattson as a director of New Xos. See the section titled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The Equity Incentive Plan Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that New Xos’ adoption of New Xos 2021 Equity Incentive Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of NextGen’s Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL

Overview

In this proposal, NextGen is asking its shareholders to approve the ESPP. NextGen’s board of directors approved the ESPP on               , 2021, subject to shareholder approval at the special meeting of shareholders. If shareholders approve this proposal, the ESPP will become effective on the consummation of the Business Combination. However, this proposal is cross-conditioned on the other Condition Precedent Proposals. If the ESPP is not approved by the shareholders, it will not become effective. The ESPP is described in more detail below.

The purpose of the ESPP is to provide a means whereby New Xos can align the long-term financial interests of its employees with the financial interests of its shareholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Xos common stock will help New Xos to attract, retain, and motivate employees and encourage them to devote their best efforts to New Xos’ business and financial success. Approval of the ESPP by NextGen’s shareholders will allow New Xos to provide its employees with the opportunity to acquire an ownership interest in New Xos through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New Xos’ shareholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex G. NextGen’s shareholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

Purpose.    The purpose of the ESPP is to provide a means by which eligible employees of New Xos and certain designated companies may be given an opportunity to purchase shares of New Xos common stock following the closing of the Business Combination, to assist New Xos in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for New Xos’ success. Following the Closing, New Xos is expected to have approximately        employees who may be eligible to receive awards under the 2021 Plan.

The ESPP includes two components: a 423 Component and a Non-423 Component. New Xos intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve.    The maximum number of shares of New Xos common stock that may be issued under the ESPP is a number of shares equal to two percent (2%) of the shares of New Xos common stock outstanding immediately following consummation of the Business Combination. Additionally, the number of shares of New Xos common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (1) one and one half percent (1.5%) of the total number of shares of New Xos common stock outstanding on December 31st of the preceding calendar year, (2) 6,000,000 shares of New Xos common stock, or (3) such lesser number of shares of New Xos as determined by the Board. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of              , 2021, the record date, the closing price of New Xos’ common stock as reported on Nasdaq was $               per share.

Administration.    The Board, or a duly authorized committee thereof, will administer the ESPP.

Limitations.    New Xos employees and the employees of any of its designated affiliates, as designated by the Board, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with New Xos or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with New Xos or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the Board may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the shareholders, all the employees of New Xos and its related corporations will be eligible to participate in the ESPP following the closing of the Business Combination. Following the Closing, New Xos is expected to have approximately        employees who will be eligible participate in the ESPP. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of New Xos stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of New Xos stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Xos common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of New Xos stock on any purchase date during the offering period is less than or equal to the fair market value of a share of New Xos stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions.    The ESPP permits participants to purchase shares of New Xos common stock through payroll deductions. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of New Xos common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with New Xos and its related corporations.

Withdrawal.    Participants may withdraw from an offering by delivering a withdrawal form to New Xos and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, New Xos will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment.    A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by New Xos or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, New Xos will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions.    In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.    The Board has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of New Xos shareholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by the Board in accordance with the terms of the ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Xos with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of New Xos common stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the ESPP

Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of New Xos common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of New Xos common stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by New Xos or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to New Xos by reason of the grant or exercise of rights under the ESPP. New Xos is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, NextGen cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Equity Compensation Plan Information

As of March 31, 2021, NextGen had no compensation plans (including individual compensation arrangements) under which equity securities of NextGen were authorized for issuance.

Interests of NextGen’s Directors and Officers in the Employee Stock Purchase Plan Proposal

When you consider the recommendation of NextGen’s board of directors in favor of approval of the ESPP, you should keep in mind that certain of NextGen’s directors and officers have interests in the ESPP that are different from, in addition to, or in conflict with your interests as a shareholder, including, among other things, the existence of financial and personal interests. See the section titled “BCA Proposal — Interests of NextGen’s Directors and Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The ESPP Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that New Xos’ adoption of the New Xos 2021 Employee Stock Purchase Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of NextGen’s Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows NextGen’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and New Xos and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, NextGen’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved”.

Recommendation of the NextGen Board of Directors

THE NEXTGEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NEXTGEN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of NextGen’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NextGen and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NextGen’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal — Interests of NextGen’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to NextGen shareholders of Class A ordinary shares and warrants of the Domestication and exercise of redemption rights. This section applies only to NextGen shareholders that hold their Class A ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, except as specifically discussed under the caption heading “— Effects of Section 367 to U.S. Holders”;

•        persons that acquired our securities pursuant to an exercise of employee share options or upon payout of a restricted stock unit, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations; or

•        passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address the alternative minimum tax, the Medicare tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), or any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds NextGen Class A ordinary shares or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any NextGen Class A ordinary shares or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of NextGen Class A ordinary shares or warrants who or that is, for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States,

•        a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•        an estate whose income is subject to U.S. federal income tax regardless of its source, or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, NextGen will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the Domestication qualify as an F Reorganization. Assuming the Domestication so qualifies, U.S. Holders of NextGen Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “— Effects of Section 367 to U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if NextGen (i) transferred all of its assets and liabilities to New Xos in exchange for all of the outstanding common stock and warrants of New Xos; and (ii) then distributed the common stock and warrants of New Xos to the holders of securities of NextGen in liquidation of NextGen. The taxable year of NextGen will be deemed to end on the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to NextGen Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of New Xos common stock or warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the NextGen Class A ordinary share or warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of New Xos common stock or warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the NextGen Class A ordinary share or warrant surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to NextGen Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

“U.S. Shareholders” of NextGen

A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of NextGen stock entitled to vote or 10% or more of the total value of all classes of NextGen stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the NextGen Class A ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of NextGen warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its NextGen Class A ordinary shares is the net positive earnings and profits of NextGen (as determined under Treasury Regulations under Section 367) attributable to such NextGen Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such NextGen Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

NextGen does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If NextGen’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its NextGen Class A ordinary shares. It is possible, however, that the amount of NextGen’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

U.S. Holders that Own Less Than 10 Percent of NextGen

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) NextGen Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s NextGen Class A ordinary shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to New Xos common stock received in the Domestication in an amount equal to the excess of the fair market value of such New Xos common stock over the U.S. Holder’s adjusted tax basis in the NextGen Class A ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its NextGen Class A ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from NextGen establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s NextGen Class A ordinary shares and (B) a representation that the U.S. Holder has notified NextGen (or New Xos) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to NextGen or New Xos no later than the date such tax return is filed. In connection with this election, NextGen intends to provide each U.S. Holder eligible to make such an election with information regarding NextGen’s earnings and profits upon request.

NextGen does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code; provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that NextGen had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its NextGen Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION AND THE CONSEQUENCES TO THEM OF MAKING AN ELECTION.

U.S. Holders that Own NextGen Class A Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) NextGen Class A ordinary shares with a fair market value less than $50,000 and is not a U.S. Shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “— Effects of Section 367 to U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by NextGen would be considered to be passive income and cash held by NextGen would be considered to be a passive asset.

PFIC Status of NextGen

Based upon the composition of its income and assets, and upon a review of its financial statements, NextGen believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Effects of PFIC Rules on the Domestication

As discussed above, NextGen believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of NextGen Class A ordinary shares and warrants upon the Domestication if

(vii)  NextGen were classified as a PFIC at any time during such U.S. Holder’s holding period in such NextGen Class A ordinary shares or warrants and

(viii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such NextGen Class A ordinary shares or in which NextGen was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such NextGen Class A ordinary shares. Generally, regulations provide that neither election applies to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of NextGen.

Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s NextGen Class A ordinary shares or warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which NextGen was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “— Effects of Section 367 to U.S. Holders” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of NextGen Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their NextGen Class A ordinary shares and warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to their NextGen Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of NextGen, whether or not such amounts are actually distributed.

The application of the PFIC rules to NextGen warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an NextGen warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of NextGen warrants for New Xos warrants pursuant to the Domestication.

Any gain recognized by a U.S. Holder of NextGen Class A ordinary shares or warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of NextGen Class A ordinary shares (but not warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat NextGen as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of NextGen Class A ordinary shares during which NextGen qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s NextGen Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its NextGen Class A ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to NextGen is contingent upon, among other things, the provision by NextGen of a “PFIC Annual Information Statement” to such U.S. Holder. NextGen provided PFIC Annual Information Statements to U.S. Holders of NextGen Class A ordinary shares, upon request, with respect to its taxable year that ended on December 31, 2020 and will endeavor to continue to provide to a U.S. Holder such information upon request. There is no assurance, however, that NextGen will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to NextGen warrants.

The impact of the PFIC rules on a U.S. Holder of NextGen Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the NextGen Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made by a U.S. Holder, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of NextGen Class A ordinary shares (which will be exchanged for New Xos common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Xos common stock will depend on whether the redemption qualifies under Section 302 of the Code as a sale of New Xos’ common stock redeemed or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s New Xos common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in New Xos’ common stock redeemed.

The redemption of New Xos common stock will generally qualify as a sale of New Xos’ common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only New Xos common stock actually owned by such U.S. Holder, but also shares of New Xos common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to New Xos common stock owned directly, New Xos common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any New Xos common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include New Xos common stock which could be acquired pursuant to the exercise of the warrants.

The redemption of New Xos common stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New Xos outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New Xos outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of New Xos’ common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of New Xos’ common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of New Xos’ common stock owned by certain family members and such U.S. Holder does not constructively own any other New Xos shares. The redemption of New Xos common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New Xos. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to New Xos’ common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New Xos’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other New Xos common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in New Xos’ common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining New Xos common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other New Xos common stock constructively owned by such U.S. Holder.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR NEW XOS COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or warrants that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of New Xos common stock and warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of New Xos common stock and warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to New Xos common stock, to the extent paid out of New Xos’ current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its New Xos common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New Xos common stock, which will be treated as described under “— Sale, Exchange or Other Disposition of New Xos Common Stock and Warrants” below.

Dividends paid by New Xos to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of New Xos common stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Xos common stock or warrants unless:

(i)     such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)    the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)   New Xos is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) New Xos’ common stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding New Xos common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of New Xos common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Xos common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New Xos does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether New Xos will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of New Xos common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its New Xos common stock will depend on whether the redemption qualifies as a sale of New Xos’ common stock redeemed, as described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of New Xos common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders — Sale, Exchange or Other Disposition of New Xos common stock and Warrants.” If such a redemption does not qualify as a sale of New Xos common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders — Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights”).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New Xos common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund; provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including New Xos common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Xos common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Xos common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New Xos common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements of NextGen present the combination of the financial information of NextGen and Xos adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of NextGen and the historical balance sheet of Xos on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 combine the historical statements of operations of NextGen and Xos for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•        the merger of Xos into a wholly owned subsidiary of NextGen, with Xos surviving the merger as a wholly-owned subsidiary of NextGen, which the combined company is referred to as “New Xos”;

•        the issuance and sale of 20,000,000 shares of New Xos common stock for a purchase price of $10.00 per share and an aggregate purchase price of $200.0 million pursuant to the PIPE Investment (which excludes the sale by the Founders of 2,000,000 shares in the aggregate for a purchase price of $10.00 per share and an aggregate purchase price of $20.0 million pursuant to the Founders Secondary Offering);

•        the issuance of 3,739,846 shares of Series A redeemable convertible preferred stock of Xos in exchange for $31,759;

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the Business Combination; and (ii) factually supportable.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the historical unaudited financial statements of NextGen as of and for the three-month period ended March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of NextGen as of and for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical unaudited consolidated financial statements of Xos as of and for the three-month period ended March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of Xos as of and for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus; and

•        other information relating to NextGen and Xos contained in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under “The Merger Agreement.”

Pursuant to NextGen’s existing amended and restated certificate of incorporation, NextGen’s public shareholders are being offered the opportunity to redeem, upon the closing of the Business Combination, shares of NextGen’s Class A ordinary shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account. For illustrative purposes, based on the fair value of marketable securities held in the trust account as of March 31, 2021 of approximately $375.0 million, the estimated per share redemption price would have been approximately $10.00 per share.

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•        Assuming No Redemption: This scenario assumes that no shares of NextGen Class A ordinary shares are redeemed; and

•        Assuming Maximum Redemption: This presentation assumes 35,500,000 of the public shares are redeemed for their pro rata share of the funds in NextGen’s trust account. This scenario gives effect to NextGen’s public share redemptions of 35,500,000 shares for aggregate redemption payments of $355 million and is based on the Minimum Cash Condition that NextGen will have a minimum of $220.0 million in cash comprising (i) the cash held in the trust account after giving effect to NextGen share redemptions (but prior to the payment of any (a) deferred underwriting commissions being held in the trust account and (b) transaction expenses of Xos or NextGen) and (ii) the PIPE Investment Amount actually received by NextGen at or prior to the Closing Date. The Minimum Cash Condition is waivable by Xos, and if so waived, the maximum amount of redemptions could exceed the 35,500,000 public share redemption scenario presented herein.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NextGen will be treated as the acquired company and Xos will be treated as the acquirer for financial statement reporting purposes. Xos has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Xos’ business will comprise the ongoing operations of New Xos immediately following the consummation of the Business Combination;

•        Xos’ existing stockholders will have the greatest voting interest in New Xos under the no and maximum redemption scenarios with over 64.9% and 79.3% voting interest, respectively;

•        the largest minority voting stockholder of New Xos is an existing stockholder of Xos;

•        Xos’ existing directors and individuals designated by, or representing, Xos’ existing stockholders will represent 2 of seats for the New Xos board of directors, with the majority of the New Xos board being independent.

•        Xos’ existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of New Xos’ executive board of directors;

•        Xos’ senior management will be the senior management of New Xos; and

•        New Xos will continue to operate under the Xos tradename and the headquarters of New Xos will be Xos’ existing headquarters.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of New Xos following the completion of the Business Combination. The unaudited pro forma adjustments represent NextGen’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AS OF MARCH 31, 2021

(in thousands, except share amounts)	As of March 31, 2021				As of March 31, 2021			As of March 31, 2021
	NextGen Corp (Historical)	Xos Corporation (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Cash and cash equivalents	$124	$35,528	$515,017	A	$550,669	$(355,000)	H	$195,669
Accounts receivable, net	—	314	—		314	—		314
Inventory	—	3,299	—		3,299	—		3,299
Prepaid expenses	441	—	—		441	—		441
Other current assets	—	918	—		918	—		918
Total current assets	565	40,059	515,017		555,641	(355,000)		200,641
Investment held in trust	375,017	—	(375,017)	B	—	—		—
Property and equipment, net	—	1,198	—		1,198	—		1,198
Other assets	—	350	—		350	—		350
Total assets	$375,582	$41,607	$140,000		$557,189	$(355,000)		$202,189

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Accounts payable	$119	$1,054	$—		$1,173	$—		$1,173
Accrued expenses	88	—	—		88	—		88
Current portion of equipment loans payable	—	135	—		135	—		135
Warrant liability	—	1,707	(1,707)	L	—	—		—
Other current liabilities	—	2,242	—		2,242	—		2,242
Total current liabilities	207	5,138	(1,707)		3,638	—		3,638
Equipment loans payable, net of current portion	—	135	—		135	—		135
Derivative liability, net of current portion	36,124	—	—		36,124	—		36,124
Deferred underwriting commissions in connection with the initial public offering	13,125	—	(13,125)	D	—	—		—
Total liabilities	49,456	5,273	(14,832)		39,897	—		39,897

Commitment and Contingencies
Common shares subject to possible redemption	321,126	—	(321,126)	F	—	—		—
Redeemable convertible preferred stock	—	76,998	(76,998)	I	—	—		—

Stockholders’ Equity
Common Stock	1	4	18	G	23	(4)	H	19
Additional paid in capital	20,071	676	584,741	K,M	605,488	(354,996)	H	250,492
Accumulated deficit	(15,072)	(41,344)	(31,803)	M,N	(88,219)	—		(88,219)
Total stockholders’ equity (deficit)	5,000	(40,664)	552,956		517,292	(355,000)		162,292
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$375,582	$41,607	$140,000		$557,189	$(355,000)		$202,189

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THREE MONTHS ENDED MARCH 31, 2021

(in thousands, except share amounts)	Year Ended on March 31, 2021				Year Ended on March 31, 2021		Year Ended on March 31, 2020
	Acquisition Corp (Historical)	Xos Corporation (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenues	$—	$793	$—		$793	$—	$793
Cost of Goods Sold	—	672	—		672	—	672
Gross Profit	—	121	—		121	—	121

Costs and Expenses
General, and administrative expense	754	3,364	—		4,118	—	4,118
General, and administrative expense – related party	30	—	(30)	AA	—	—	—
Research and development	—	2,167	—		2,167	—	2,167
Depreciation	—	89	—		89	—	89
Sales and marketing expenses	—	45	—		45	—	45
Total Costs and Expenses	784	5,665	(30)		6,419	—	6,419
Loss from Operations	(784)	(5,544)	30		(6,298)	—	(6,298)

Other Expenses:
Net gain from cash equivalents held in Trust Account	(9)	—	9	BB	—	—	—
Interest Expense	—	8	—		8	—	8
Change in fair value of derivative instruments	7,624	(6,394)	(6,394)	DD	7,624	—	7,624
Write off of subscription receivable	—	379	—		379	—	379
Realized loss on extinguishment of debt	—	14,104	(14,104)	EE	—	—	—
Other expenses	—	209	—		209	—	209
Total Other Expenses:	7,615	8,306	(7,701)		8,220	—	8,220
Net Loss	$(8,399)	$(13,850)	(7,731)		$(14,518)	—	$(14,518)
Weighted average Class A and Class B ordinary shares outstanding, basic and diluted	13,931,917	36,982,216			194,121,201		158,621,201
Basic and diluted net loss per Class A and Class B ordinary share	$(0.60)	$(0.37)			$(0.07)		$(0.09)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FROM THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share amounts)	Year Ended on December 31, 2020				Year Ended on December 31, 2020		Year Ended on December 31, 2020
	Acquisition Corp (Historical)	Xos Corporation (Historical)	Pro Forma Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenues	$—	$2,641	$—		$2,641	$—	$2,641
Cost of Goods Sold	—	2,341	—		2,341	—	2,341
Gross Profit	—	300	—		300	—	300

Costs and Expenses
General, and administrative expense	330	7,112	—		7,442	—	7,442
General, and administrative expense – related party	30	—	(30)	AA	—	—	—
Research and development	—	4,577	—		4,577	—	4,577
Depreciation	—	296	—		296	—	296
Sales and marketing expenses	—	187	—		187	—	187
Total Costs and Expenses	360	12,172	(30)		12,502	—	12,502
Loss from Operations	(360)	(11,872)	30		(12,202)	—	(12,202)

Other Expenses:
Net gain from cash equivalents held in Trust Account	(8)	—	8	BB	—	—	—
Interest Expense	—	3,285	(3,274)	CC	11	—	11
Financing cost – derivative warrant liabilities	863	—	—		863	—	863
Change in fair value of derivative instruments	5,459	1,510	—		6,969	—	6,969
Total Other Expenses:	6,314	4,795	(3,266)		7,843	—	7,843
Net Loss	$(6,674)	$(16,667)	3,296		$(20,045)	—	$(20,045)
Weighted average Class A and Class B ordinary shares outstanding, basic and diluted	11,002,709	36,815,322			194,121,201		158,621,201
Basic and diluted net loss per Class A and Class B ordinary share	$(0.61)	$(0.45)			$(0.10)		$(0.13)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.     Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, NextGen will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Xos issuing stock for the net assets of NextGen. accompanied by a recapitalization.

The net assets of NextGen will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and year ended December 31, 2020 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•        NextGen’s unaudited balance sheet as of March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus; and

•        Xos’ unaudited balance sheet as of March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the three-month period ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•        NextGen’s unaudited statement of operations for the three-month period ended March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus; and

•        Xos’ unaudited statement of operations for the three-month period ended March 31, 2021 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•        NextGen’s restated audited statement of operations for the period from July 29, 2020 (inception) through December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus; and

•        Xos’ audited statement of operations for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that NextGen and Xos believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. NextGen and Xos believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Xos. They should be read in conjunction with the historical financial statements and notes thereto of NextGen and Xos.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Business Combination, and (2) factually supportable. NextGen and Xos have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Xos company filed consolidated income tax returns during the periods presented. The combined companies have a pro forma loss during the periods presented and as such it is assumed that the combined companies would have no taxable income during the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)    Represents pro forma adjustments to the cash balance to reflect the following:

		In thousands
Investments held in trust account	B	375,017
Payment of estimated transaction fees	C	(46,875)
Payment of deferred underwriting fees	D	(13,125)
Proceeds from the PIPE Investment	E	200,000
	A	$515,017

(B)    Reflects the reclassification of $375 million of cash and investments held in the trust account that becomes available following the Business Combination, assuming no redemptions.

(C)    Represents preliminary estimated transaction costs incurred by New Xos of approximately $46.9 million for advisory, banking, printing, legal, and accounting fees that are not capitalized as a part of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $46.9 million with a corresponding decrease in accumulated deficit. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are nonrecurring.

(D)    Represents underwriting expenses that are expected to be paid upon completion of the Business Combination in the amount of $13.1 million.

(E)    NextGen entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 20,000,000 shares of New Xos common stock for an aggregate purchase price equal to $200,000,000 (which excludes the sale by the Founders of 2,000,000 shares of New Xos common stock in the aggregate for a purchase price of $10.00 per share and an aggregate purchase price of $20,000,000 pursuant to the Founders Secondary Offering) (the “PIPE Investment”), a portion of which is expected to be funded by one or more affiliates of NextGen Sponsor LLC (the “Sponsor”) and certain additional investors (which may include mutual funds and existing shareholders of NextGen).

(F)    Represents reclassification of NextGen ordinary shares subject to redemption of 32,112,595 NextGen ordinary shares for $321.1 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and at a redemption price of $10.00 per share (based on the fair value of investments held in the trust account as of March 31, 2021).

(G)    Represents pro forma adjustments to Xos common stock and NextGen ordinary shares balance to reflect the following:

		In thousands
Issuance of New Xos common stock pursuant to the PIPE Investment	E	2
Reclassification of NextGen ordinary shares subject to redemption	F	3
Recapitalization of Xos common stock to New Xos common stock	J	13
	G	18

(H)    Reflects the maximum redemption based on minimum cash required to be maintained by NextGen as a condition in the Merger Agreement, net of par value of common stock.

(I)     Reflects the conversion of 27,041 shares of Xos redeemable convertible preferred stock into New Xos common stock to permanent equity.

(J)     Reflects the exchange of Xos common stock for New Xos common stock.

(K)    Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

		In thousands
Proceeds from the PIPE Investment	E	199,998
Reclassification of NextGen ordinary shares subject to redemption	F	321,123
Exchange of Xos preferred shares for New Xos common stock	I	76,998
Exchange of Xos common stock for New Xos common stock	J	(13)
Conversion of Xos warrant for New Xos common stock	L	1,707
	K	$599,813

(L)    Represents the conversion of notes payable and more specifically the warrant liability.

Other adjustments:

		In thousands
Reclassification of NextGen’s historical accumulated deficit to additional paid-in capital as part of the reverse capitalization	M	15,072
Payment of estimated transaction fees for Xos	N	(46,875)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three-month period ended March 31, 2021 are as follows:

(AA) Represents pro forma adjustment to eliminate general, and administrative expenses from NextGen’s related parties, which will terminate upon consummation of the Business Combination. NextGen’s general and administrative expenses are not expected to be additive to those reported by Xos’ operations, and have been eliminated as such.

(BB) Represents pro forma adjustment to eliminate investment income related to the investment held in the trust account. Investment income generated by NextGen’s investments held in trust account are not representative of the income that may be generated by Xos upon completion of the Business Combination, and as such, have been eliminated as part of this pro forma.

(CC) Represents pro forma adjustment to add back the interest expense related to convertible securities are expected to be converted into common stock in connection with the consummation of the Business Combination.

(DD) Represents pro forma adjustment to eliminate the change in fair value of derivative liabilities related to extinguished convertible debt.

(EE)  Represents pro forma adjustment to eliminate the recognized loss on extinguishment of convertible debt.

2.     Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the three-month period ended March 31, 2021 and year ended December 31, 2021:

	As of and for the three months ended March 31, 2021
	Assuming no Redemption	Assuming Maximum Redemption
Pro forma net loss (in thousands)	$(14,518)	$(14,518)

NextGen’s public shareholders	37,500,000	2,000,000
Xos Stockholders	125,246,201	125,246,201
Sponsor & related parties	9,425,000	9,425,000
Third-party PIPE investors	21,950,000	21,950,000
Basic weighted average shares outstanding	194,121,201	158,621,201
Net loss per share – basic and diluted	$(0.07)	$(0.09)
	As of and for the year ended December 31, 2020
	Assuming no Redemption	Assuming Maximum Redemption
Pro forma net loss (in thousands)	$(20,045)	$(20,045)

NextGen’s public shareholders	37,500,000	2,000,000
Xos Stockholders	125,246,201	125,246,201
Sponsor & related parties	9,425,000	9,425,000
Third-party PIPE investors	21,950,000	21,950,000
Basic weighted average shares outstanding	194,121,201	158,621,201
Net loss per share – basic and diluted	$(0.10)	$(0.13)

The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were 2,379,915 shares issuable under New Xos options.

INFORMATION ABOUT NEXTGEN

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to NextGen prior to the consummation of the Business Combination.

General

NextGen is a blank check company incorporated on July 29, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although NextGen is not limited to a particular industry or sector for purposes of consummating a business combination, NextGen focuses on businesses in the industrial and healthcare industries, which complements NextGen’s founders’ expertise. NextGen has neither engaged in any operations nor generated any revenue to date. Based on NextGen’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On October 9, 2020, NextGen consummated the initial public offering of its units, with each unit consisting of one NextGen Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, NextGen completed the private sale of 6,000,000 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to NextGen of $9.0 million. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, simultaneously with the closing of the over-allotment, NextGen consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 333,334 private placement warrants by the Sponsor, generating gross proceeds to the Company of $500,000. The private placement warrants are identical to the warrants sold as part of the units in NextGen’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of NextGen’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of NextGen’s initial public offering, a total of $375.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option) were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of March 31, 2021, funds in the trust account totaled $375,017,221. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of NextGen’s obligation to redeem 100% of the public shares if it does not complete a business combination by October 9, 2022 and (3) the redemption of all of the public shares if NextGen is unable to complete a business combination by October 9, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Effecting NextGen’s Initial Business Combination

Fair Market Value of Target Business

The rules of Nasdaq require that NextGen’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting fees and taxes payable on the income earned on the trust account). NextGen’s board of directors determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

NextGen is seeking shareholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). NextGen will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of NextGen have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or NextGen’s securities, the Sponsor, New Xos or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of NextGen’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, New Xos or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the requirement that the Minimum Available Cash Amount condition is satisfied, (4) otherwise limiting the number of public shares electing to redeem and (5) New Xos’ net tangible assets (as determined in accordance with Rule 3a5 1(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If NextGen has not completed the Business Combination with New Xos by October 9, 2022 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to NextGen’s Cayman Constitutional Documents, NextGen will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the 37,500,000 public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of NextGen’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with NextGen, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their NextGen Class B ordinary shares if NextGen fails to complete its business combination within the required time period. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if NextGen fails to complete its business combination within the allotted time period.

The Sponsor and NextGen’s directors and officers have agreed, pursuant to a written agreement with NextGen, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of NextGen’s obligation to allow for redemption in connection with NextGen’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by October 9, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless NextGen provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, NextGen may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

NextGen expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing NextGen’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, NextGen may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of NextGen’s creditors which would have higher priority than the claims of NextGen’s public shareholders. NextGen cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See “Risk Factors — Risks Related to the Business Combination and NextGen — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While NextGen intend to pay such amounts, if any, NextGen cannot assure you that NextGen will have funds sufficient to pay or provide for all creditors’ claims.

Although NextGen will seek to have all vendors, service providers (other than NextGen’s independent auditors), prospective target businesses and other entities with which NextGen does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of NextGen’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against NextGen’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, NextGen’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where NextGen may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where NextGen is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of NextGen’s public shares, if NextGen has not completed NextGen’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with NextGen’s initial business combination, NextGen will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than NextGen’s independent auditors) for services rendered or products sold to us, or a prospective target business with which NextGen has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under NextGen’s indemnity of the underwriters of NextGen’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. NextGen has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and NextGen believes that the Sponsor’s only assets are securities of NextGen and, therefore, the Sponsor may not be able to satisfy those obligations. None of NextGen’s other directors or officers will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, NextGen’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While NextGen currently expects that its independent directors would take legal action on NextGen’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that NextGen’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, NextGen cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See “Risk Factors — Risks Related to the Business Combination and NextGen — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

NextGen will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than NextGen’s independent auditors), prospective target businesses and other entities with which NextGen does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under NextGen’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If NextGen files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in NextGen’s insolvency estate and subject to the claims of third parties with priority over the claims of NextGen’s shareholders. To the extent any insolvency claims deplete the trust account, NextGen cannot assure you NextGen will be able to return $10.00 per share to NextGen’s public shareholders. Additionally, if NextGen files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable transfer. As a result, a bankruptcy court could seek to recover some or all amounts received by NextGen’s shareholders. Furthermore, NextGen’s board of directors may be viewed as having breached its fiduciary duty to NextGen’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. NextGen cannot assure you that claims will not be brought against us for these reasons. See “Risk Factors — Risks Related to the Business Combination and NextGen — If, after we distribute the proceeds in the trust account to our public shareholders, NextGen files a bankruptcy or insolvency petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.”

NextGen’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) NextGen’s completion of an initial business combination, and then only in connection with those NextGen Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of NextGen’s obligation to allow redemption in connection with NextGen’s initial business combination or to redeem 100% of the public shares if NextGen does not complete NextGen’s initial business combination by October 9, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if NextGen has not completed an initial business combination by October 9, 2022, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of NextGen warrants will not have any right to the proceeds held in the trust account with respect to the NextGen warrants.

Facilities

NextGen currently maintains its executive offices at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431. The cost for this space is included in the $10,000 per month fee that NextGen pays an affiliate of the Sponsor for office space, administrative, financial and support services. NextGen considers its current office space, adequate for NextGen’s current operations.

Upon consummation of the Business Combination, the principal executive offices of New Xos will be located at 3550 Tyburn Street, Suite 100, Los Angeles, CA 90065.

Employees

NextGen currently has one officer and does not intend to have more than one full-time employee prior to the completion of NextGen’s initial business combination. Members of NextGen’s management team are not obligated to devote any specific number of hours to NextGen’s matters but they intend to devote as much of their time as they deem necessary to NextGen’s affairs until NextGen has completed NextGen’s initial business combination. The amount of time that any members of NextGen’s management team will devote in any time period will vary based on whether a target business has been selected for NextGen’s initial business combination and the current stage of the Business Combination process.

Competition

If NextGen succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Xos’ competitors. NextGen cannot assure you that, subsequent to the Business Combination, New Xos will have the resources or ability to compete effectively. Information regarding New Xos’ competition is set forth in the sections entitled “Information about Xos — Competition.”

Directors and Executive Officers

NextGen’s current directors and officers are as follows:

Name	Age	Position
George N. Mattson	55	Co-Chairman and Director
Gregory L. Summe	64	Co-Chairman and Director
Patrick T. Ford	33	Chief Financial Officer and Secretary
S. Sara Mathew	65	Director
Jeffrey M. Moslow	55	Director
Josef H. von Rickenbach	65	Director

George N. Mattson has been a director of NextGen since July, 2020 and NextGen’s Co-Chairman since September, 2020. Mr. Mattson is an independent investor focusing on control investment in lower middle market companies. Mr. Mattson served as a Partner and Co-Head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from November 2002 through August 2012. Mr. Mattson joined Goldman Sachs in 1994 and served in a variety of positions before becoming Partner and Co-Head of the Global Industrials Group. Mr. Mattson serves as a director of Delta Air Lines, Inc. (NYSE: DAL), where he is chair of the Finance Committee, Virgin Galactic Holdings, Inc., where he is chair of the Audit Committee, and NextGen Acquisition Corp. II. Mr. Mattson also served as a director of Air France-KLM S.A. (PAR: AF) from 2017 until February 2021. Mr. Mattson holds a B.S. degree in Electrical Engineering from Duke University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Gregory L. Summe has been a director of NextGen since July, 2020 and NextGen’s Co-Chairman since September, 2020. Mr. Summe is the Founder and Managing Partner of Glen Capital Partners LLC, a value-oriented investment fund. From 2009 to 2014, Mr. Summe was the Managing Director and Vice Chairman of Global Buyout at the Carlyle

Group. Prior to joining Carlyle, Mr. Summe was the Chairman, CEO and President of PerkinElmer, Inc., a global provider of products, services and solutions for the diagnostics, life sciences and applied markets which he led from 1998 to 2009. He also served as a Senior Advisor to Goldman Sachs Capital Partners from 2008 to 2009. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, serving successively as the President of General Aviation Avionics, President of the Aerospace Engines Group, and President of the Automotive Products Group. Before joining AlliedSignal, he was the General Manager of Commercial Motors at General Electric and was a Partner with the consulting firm McKinsey & Company, Inc. Mr. Summe serves as a director of NXP Semiconductors N.V. (Nasdaq: NXPI), the State Street Corporation (NYSE: STT), Avantor Inc. (NYSE: AVTR), Ohana Biosciences, the Pella Corporation and NextGen Acquisition Corp. II. He chairs the Nominating & Governance Committees at NXP Semiconductors, State Street and Avantor along with the Strategy Committee at State Street and the Compensation Committee at Pella. He was previously the chairman of the board of directors of Freescale Semiconductor and Euromax International, and a director of Biomet Inc., TRW Inc., LMI Aerospace, Veyance, and Automatic Data Processing, Inc. (Nasdaq: ADP). Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Engineering Hall of Distinction at the University of Kentucky.

Patrick T. Ford has served as NextGen’s Chief Financial Officer and Secretary since July, 2020. Mr. Ford has spent over a decade working in the financial services industry, including as Director of Investments of Glen Capital, which he joined in 2015. Prior to Glen Capital, Mr. Ford was Vice President of Chestnut Securities, Inc., where he advised healthcare, technology and industrial clients on equity and debt placements, M&A advisory, financial planning & analysis, valuation and tender defense. Mr. Ford is a CFA® charterholder and CFP® certificant. Mr. Ford holds a B.A. in Russian from Middlebury College.

S. Sara Mathew has been a director of NextGen since October, 2020. Ms. Mathew was Chair and Chief Executive Officer of Dun & Bradstreet from 2010 to 2013. In this role, she led the transformation of the company into an innovative digital enterprise. Prior to her role as Chair and Chief Executive Officer, she also served as President and Chief Operating Officer, and Chief Financial Officer where she initiated and managed the redesign of the company’s accounting processes and controls. Prior to her career at Dun & Bradstreet, Ms. Mathew spent 18 years at Procter & Gamble serving as CFO of the Baby Care and Pamper Products businesses and Vice President of Finance in Asia. Previously, she served on the boards of Shire Pharmaceuticals Limited, Campbell Soup Company and Avon. Ms. Mathew is currently serving as a director of Reckitt Benckiser Group and the State Street Corporation, and as the chair of the board of directors of Freddie Mac. Ms. Mathew received her undergraduate degree from the University of Madras in Chennai, India and holds an M.B.A. in Marketing and Finance from Xavier University in Cincinnati, Ohio.

Jeffrey M. Moslow has been a director of NextGen since October, 2020. Since 2012, Mr. Moslow, in partnership with Mr. Mattson, has personally made control investments in lower middle market private industrial companies with a strategic focus on partnering with founders and management teams to provide capital and experience to drive organic and inorganic growth. Prior to 2012 Mr. Moslow was a partner at Goldman Sachs & Co. Over the course of his career he ran Investment Banking Services, which had oversight of the relationships of Corporate and Sponsor clients in the Americas. He also served on the Commitments Committee which had global oversight for reviewing underwriting for diligence and reputational issues. Mr. Moslow was also advisor to many companies across all industries, with an emphasis on Industrials. He serves on the boards of numerous nonprofit organizations, including his alma mater, Tufts University where he is currently the Vice Chairman, chairs the Finance Committee and is a member of the Investment Committee for the endowment. He has also chaired numerous audit and risk committees for nonprofit organizations. Mr. Moslow holds B.S. degrees in Classics and Economics from Tufts University and a Juris Doctor degree from Harvard Law School.

Josef H. von Rickenbach has been a director of NextGen since October, 2020. Mr. von Rickenbach is the Managing Director of stet vision LLC. He serves as Chairman of the Board at ZAGENO and also as a Director on the Board of Aileron Therapeutics. Previously Mr. von Rickenbach was Co-Founder, President & CEO of biotech company Helio Vision, Inc., a Boston-based ophthalmic biopharma company developing a therapy for proliferative vitreoretinopathy (PVR). Helio Vision was merged into Aldeyra Therapeutics (NASDAQ: ALDX) in early 2019. Mr. von Rickenbach was Co-Founder, Chairman & CEO of PAREXEL International Corporation. He took PAREXEL from its pioneering beginnings as one of the first clinical research organizations (CROs) in the early 1980s to one of the top three global biopharmaceutical services providers. He led PAREXEL through its IPO, multiple public offerings, and over 40 mergers and acquisitions during his 36 years at the helm of the company, expanding its services portfolio to meet changing client needs and market demand. Under his leadership, PAREXEL evolved to provide a comprehensive range of drug development services, including globally integrated clinical development, regulatory affairs consulting, commercialization services and information technologies that expedite time-to-market. In a “going private” transaction in 2017, PAREXEL was acquired for $5 billion by Pamplona Capital Management. Mr. von Rickenbach holds a B.A. in Business Economics from Lucerne University in Switzerland and an M.B.A. from Harvard Business School.

Number, Terms of Office and Appointment of Directors and Officers

NextGen’s board of directors consists of five members. Prior to NextGen’s initial business combination, holders of NextGen’s founder shares have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of NextGen’s public shares do not have the right to vote on the appointment of directors during such time. These provisions of our Cayman Constitutional Documents may only be amended by a special resolution passed by a majority of at least 90% of NextGen’s ordinary shares attending and voting in a general meeting. Each of NextGen’s directors hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on NextGen’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of NextGen’s board of directors or by a majority of the holders of NextGen’s ordinary shares (or, prior to NextGen’s initial business combination, holders of NextGen’s founder shares).

NextGen’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. NextGen’s board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that NextGen’s officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

The rules of Nasdaq require that a majority of NextGen’s board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of Nasdaq. In addition, members of NextGen’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of Nasdaq.

NextGen’s board has determined that each of Ms. Mathew, Mr. Moslow and Mr. von Rickenbach is an “independent director” under applicable SEC and Nasdaq rules.

NextGen’s independent directors have regularly attended NextGen scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of NextGen’s directors or executive officers have received any cash compensation for services rendered to NextGen. Commencing on October 7, 2020 through the earlier of the consummation of NextGen’s initial business combination and NextGen’s liquidation, NextGen accrues an obligation to an affiliate of the Sponsor a total of $10,000 per month for office space, administrative, financial and support services. The Sponsor, NextGen’s directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. NextGen’s audit committee reviews on a quarterly basis all payments that were made by NextGen to the Sponsor, directors, executive officers or NextGen’s or any of their affiliates.

NextGen is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence NextGen’s management’s motivation in identifying or selecting a target business and NextGen does not believe that the ability of its management to remain with it after the consummation of its initial business combination should be a determining factor in its decision to proceed with any business combination.

Legal Proceedings

NextGen has received two demand letters from putative stockholders of NextGen dated June 2, 2021 and June 11, 2021 (the “Demands”) generally alleging that the proxy statement/prospectus forming part of the registration statement on Form S-4 that NextGen filed with the SEC on May 14, 2021 omits material information with respect to NextGen’s proposed business combination with Xos. The Demands seek the issuance of corrective disclosures in an amendment or supplement to the proxy statement/prospectus. One of the Demands further alleges that the merger consideration with respect to the business combination with Xos is inadequate, and asserts that an increase in consideration should be negotiated.

On June 14, 2021, a complaint was filed against NextGen and the members of its board of directors in the Supreme Court of New York under the caption Green v. NextGen Acquisition Corp., et al., Index No. 653766/2021 (N.Y. Sup. Ct.). The complaint alleges that the proxy statement/prospectus forming part of the registration statement on Form S-4 that NextGen filed with the SEC on May 14, 2021 omits material information, rendering the proxy statement/prospectus false and misleading. The complaint seeks an order enjoining the proposed Business Combination unless and until additional disclosures are issued; rescinding the proposed Business Combination, to the extent it closes; directing the defendants to disseminate a proxy statement that does not contain any untrue statements of material fact; declaring that the board of directors of NextGen violated their fiduciary duties; awarding costs, including attorneys’ fees and expert fees; and awarding such other relief as the court deems proper. Defendants have not yet responded to such complaint.

Periodic Reporting and Audited Financial Statements

NextGen has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, NextGen’s annual reports contain financial statements audited and reported on by NextGen’s independent registered public accounting firm. NextGen has filed with the SEC its Annual Report on Form 10-K covering the year ended December 31, 2020.

NEXTGEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “our,” “us” “we” or “NextGen” refer to NextGen prior to the consummation of the Business Combination. The following discussion and analysis of NextGen’s financial condition and results of operations should be read in conjunction with NextGen’s consolidated financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. NextGen’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020 for the purpose of effecting a Business Combination. Our sponsor is NextGen Sponsor LLC, a Cayman Islands exempted company.

The registration statement for our initial public offering was declared effective on October 6, 2020. On October 9, 2020, we consummated our initial public offering of 35,000,000 units, at $10.00 per unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 units, generating gross proceeds of $25.0 million, and incurred additional offering costs of approximately $1.4 million in underwriting fees (inclusive of approximately $875,000 in deferred underwriting fees).

Simultaneously with the closing of our initial public offering, we consummated the private sale of 6,000,000 private placement warrants, at a price of $1.50 per private placement warrant with our Sponsor, generating gross proceeds of $9.0 million. Simultaneously with the closing of the over-allotment on November 17, 2020, the Company consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 333,334 private placement warrants by the Sponsor, generating gross proceeds to the Company of $500,000.

Upon the closing of our initial public offering, the over-allotment and the private placement, $375.0 million ($10.00 per unit) of the net proceeds of the sale of the units in our initial public offering and the private placement were placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the trust account as described below.

If we are unable to complete a Business Combination within 24 months from the closing of our initial public offering, or October 9, 2022, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Proposed Xos Business Combination

On February 21, 2021, we entered into the Merger Agreement, which provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)     at the Closing, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into Xos, the separate corporate existence of Merger Sub will cease and Xos will be the surviving corporation and a wholly owned subsidiary of the Company;

(ii)    as a result of the Merger, among other things and after giving effect to the Company Recapitalization (as defined in the Merger Agreement), all outstanding shares of Xos common stock or resulting from the conversion of preferred stock of Xos into common stock of Xos, together with shares of Xos common stock reserved in respect of the Xos Awards that will be converted into awards based on New Xos common stock, will be cancelled in exchange for the right to receive an aggregate of 127,626,116 shares of New Xos common stock (at a deemed value of $10.00 per share), which, in the case of Xos Awards, will be shares underlying awards based on New Xos common stock representing a pre-transaction equity value of Xos of $1,276,261,160. The portion of the Aggregate Merger Consideration reflecting the conversion of the Xos Awards is calculated assuming that all New Xos Options are net-settled (although New Xos Options may by their terms be cash exercised, resulting in additional dilution); and

(iii)   upon the effective time of the Domestication, we will immediately be renamed “Xos, Inc.” or such other name as agreed to by NextGen and Xos prior to Closing.

On February 21, 2021, concurrently with the execution of the Merger Agreement, we entered into the Subscription Agreements, pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 22,000,000 shares of New Xos common stock for an aggregate purchase price equal to $220,000,000, $500,000 of which is expected to be funded by one or more affiliates of our Sponsor and certain additional investors (which may include mutual funds and existing shareholders of NextGen). 2,000,000 of the shares of New Xos common stock to be sold in the PIPE Investment are shares owned by certain Xos officers. The PIPE Investment will be consummated substantially concurrently with the Closing.

The issuance of additional shares in a business combination:

•        may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the NextGen Class B ordinary shares resulted in the issuance of NextGen Class A ordinary shares on a greater than one-to-one basis upon conversion of the NextGen Class B ordinary shares;

•        may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

•        could cause a change of control if a substantial number of our ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present directors and officers;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•        may adversely affect prevailing market prices for our units, ordinary shares and/or warrants; and

•        may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our ordinary shares;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We have incurred, and expect to incur, significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.

Results of Operations

Our entire activity since inception through March 31, 2021 related to our formation, the preparation for our initial public offering, and since the closing of our initial public offering, the search for a prospective initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial Business Combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from July 29, 2020 (inception) through December 31, 2020, we had net loss of approximately $6.7 million, which consisted of an approximately $5.5 million loss from changes in the fair value of derivative warrant liabilities, and financing costs — derivative warrant liabilities of approximately $0.9 million, approximately $360,000 in general and administrative costs, including $30,000 of general and administrative costs to a related party, partially offset by net gains from cash equivalents held in the trust account of approximately $8,000.

As a result of the Restatement described in “Note 2 — Restatement of Previously Issued Financial Statements” to the accompanying financial statements, we classify the warrants issued in connection with our initial public offering and the private placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. For the period from July 29, 2020 (inception) through December 31, 2020, the change in fair value of warrants was an increase of $5.5 million.

For the three months ended March 31, 2021, we had a loss of approximately $8.4 million, which consisted mainly of an approximately $7.6 loss in change in fair value of derivative warrant liabilities, approximately $754,000 in general and administrative expenses, and $30,000 in general and administrative expenses — related party, partially offset by approximately $9,000 in net gain on cash equivalents held in the trust acount.

Liquidity and Capital Resources

As of December 31, 2020, we had approximately $821,000 in our operating bank account and working capital of approximately $1.2 million. The deferred underwriting commissions of approximately $13.1 million are not payable from working capital, but rather will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a Business Combination. Prior to March 29, 2021, our liquidity needs were satisfied through a payment of $25,000 from our Sponsor to cover certain expenses on our behalf in exchange for the issuance of the founder shares, the loan under a promissory note from our Sponsor of $300,000 and the net proceeds from the consummation of the private placement not held in the trust account. We fully repaid the balance of the promissory note on October 8, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, our officers, directors and initial shareholders may, but are not obligated to, provide us funds as may be required.

On March 29, 2021, we issued a promissory note, pursuant to which we may borrow up to an aggregate principal amount of $1,000,000. The promissory note is non-interest bearing and payable on the earlier of (i) October 9, 2022 and (ii) the completion of our initial business combination. On June 24, 2021, there was $440,000 outstanding under the promissory note.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or our officers and directors to meet our needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds held outside of the trust account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

We continue to evaluate the impact of the COVID-19 pandemic and have concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an administrative services agreement to pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to us.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as our critical accounting policies:

NextGen Class A Ordinary Shares Subject to Possible Redemption

We account for NextGen Class A ordinary shares subject to possible redemption in accordance with the guidance in Financial Accounting Standards Board (“FASB”) ASC Topic 480 “Distinguishing Liabilities from Equity.” NextGen Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable NextGen Class A ordinary shares (including NextGen Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, NextGen Class A ordinary shares are classified as shareholders’ equity. The NextGen Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, on March 31, 2021, 32,112,595 NextGen Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the balance sheet.

Net Loss Per Ordinary Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period excluding ordinary shares subject to forfeiture. An aggregate of 32,112,595 NextGen Class A ordinary shares subject to possible redemption on March 31, 2021 have been excluded from the calculation of basic loss per ordinary share, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. We have not considered the effect of the warrants sold in our initial public offering (including the consummation of the over-allotment units) and private placement to purchase an aggregate of 18,833,334 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the period presented.

We apply the two-class method in calculating income (loss) per ordinary share. Net income (loss) per ordinary share, basic and diluted for NextGen Class A ordinary shares subject to possible redemption is calculated by dividing the proportionate share of income or loss on Investment held by the trust account, net of applicable franchise and income taxes, by the weighted average number of shares of NextGen Class A ordinary shares subject to possible redemption outstanding since original issuance.

Net income (loss) per ordinary share, basic and diluted for non-redeemable ordinary share is calculated by dividing net income (loss) less income attributable to NextGen Class A ordinary shares subject to possible redemption by the weighted average number of shares of non-redeemable ordinary shares outstanding for the period presented.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The 12,500,000 public warrants and the 6,333,334 private placement warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the public warrants issued in connection with our initial public offering and the private placement warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the private placement warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of public warrants issued in connection with our initial public offering have subsequently been measured based on the listed market price of such warrants.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. We adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Our management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Quantitative and Qualitative Disclosure About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Principal Executive Officer and Principal Financial Officer carried out evaluations of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020 and as of the end of the fiscal quarter ended March 31, 2021. Based upon his evaluations, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of December 31, 2020 or as of the end of the fiscal quarter ended March 31, 2021, due solely to the material weakness in our internal control over financial reporting described below in “— Internal Control Over Financial Reporting.” In light of this material weakness, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. GAAP. Accordingly, management believes that the financial statements included in this proxy statement/prospectus present fairly in all material respects our financial position, results of operations and cash flows for the period presented.

Internal Control over Financial Reporting

This proxy statement/prospectus does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Except as noted below, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, as the circumstances that led to the Restatement of our financial statements described in this proxy statement/prospectus had not yet been identified.

Our internal control over financial reporting did not result in the proper classification of our warrants. Since issuance on October 9, 2020, our warrants were accounted for as equity within our balance sheet. On April 12, 2021, the SEC Staff issued the SEC Staff Statement in which the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. After discussion and evaluation, taking into consideration the SEC Staff Statement, including with our independent registered public accounting firm, we have concluded that our warrants should be presented as liabilities with subsequent fair value remeasurement.

To remediate this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance our system of evaluating and implementing the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering, see “Note 2 — Restatement of Previously Issued Financial Statements” to the accompanying financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT XOS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of the Xos, Inc. prior to the consummation of the Business Combination.

Overview

We are a mobility solutions company manufacturing Class 5 to 8 battery-electric commercial vehicles and facilitating fleet ownership both with fleet owners’ transition from traditional internal combustion engine vehicles to electric vehicles and their continued fleet operations, including assisting fleet owners with their transition from traditional internal combustion engine vehicles to electric vehicles through our subscription package that provides fleet owners with services for services such as vehicle maintenance and financing for a fixed monthly fee. Our mission is to decarbonize commercial transportation by developing innovative technologies and intelligent mobility solutions at the intersection of energy and software. We developed the X-Pack (our proprietary battery system) and the X-Platform (our proprietary, purpose-built vehicle chassis platform) specifically for the medium- and heavy-duty commercial vehicle segment with a focus on last-mile commercial fleet operations. Our “Fleet-as-a-Service” package offers our customers a comprehensive suite of commercial products and services to facilitate electric fleet operations and seamlessly transition their traditional combustion-engine fleets to battery-electric vehicles.

Our innovative X-Pack and X-Platform provide modular features that allow us to accommodate a wide range of last-mile applications and enable us to offer clients industry-leading total cost of ownership. The X-Platform, our chassis platform, and X-Pack, our battery technology, are available for purchase as part of the Xos vehicle. The X-Platform and X-Pack were both engineered to be modular in nature to allow fleet operators to customize their vehicles to fit their commercial applications (e.g., upfitting with a specific vehicle body and/or tailoring battery range) for minimal additional cost. In addition to a competitive vehicle purchase price, our technology can also drive savings throughout ownership through increased vehicle uptime, greater payload capacity and reduced service and maintenance expense. Ninety percent of vehicles in our targeted segments operate on routes under 200 miles per shift (referred to as “last-mile” routes). Vehicles that fulfill these predictable last-mile routes generally return to base hubs on a daily basis. Such vehicles are ideal candidates for electrification as operators are able to connect them to dedicated charging infrastructure. Our modular and cost-effective vehicles have been on the road and in customers’ hands since 2018, validating the durability and low-cost design of our vehicles. As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modiﬁcation and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders by the end of 2022.

We have taken a conservative approach to capital deployment with our Flex manufacturing strategy, which leverages our strategic partners’ existing local facilities and labor to assemble up to 5,000 vehicles annually per facility once fully ramped up at an estimated future cost of approximately $45 million dollars per facility build out, with the flexibility to increase or decrease its manufacturing capacity with minimal lead time. This strategy enables us to scale our operations in a capital efficient manner and in lockstep with market demand. As of June 1, 2021, we have partnered with two third-party contract manufacturer partners — Metalsa and Fitzgerald — to operate two Flex facilities with the combined capacity to manufacture up to approximately 10,000 vehicles per year once fully ramped up. Each of our current Flex facilities is tooled to produce approximately 2,000 vehicles per annum.

Our Fleet-as-a-Service product facilitates the transition from traditional internal combustion engine (“ICE”) vehicles to battery electric vehicles and provides fleet operators with a comprehensive set of solutions and products (including, but not limited to, energy services, service and maintenance, vehicle telematics, OTA updates and financing) to transition to and to operate an electric fleet. This product offering will combine traditionally disaggregated services into a bundled service package, thus reducing the cost and friction associated with electrifying commercial fleets. Services to be offered in our Fleet-as-a-Service offerings include our proprietary technology and in-house services (X-Platform, digital fleet management products, over-the-air software update technology, and a wide-range of service products) and offerings from our industry leading partners, such as Dickinson Fleet Services for service and maintenance and DLL for financing. Fleet-as-a-Service is expected to increase the lifetime revenue of each vehicle sold by us. As of June 1, 2021, five customers have subscribed to our Fleet-as-a-Service offering. As of March 31, 2021, we have generated $2.6 million in revenue (or 53% of our revenue) from vehicle sales and $2.36 million in revenue (or 47% of our revenue) from our Fleet-as-a-Service offering.

We believe our growth in the coming years is supported by the strong secular tailwinds of climate change and e-commerce. Commercial trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The U.S. federal, state and foreign governments, along with corporations such as UPS, FedEx and Amazon, have set ambitious goals to reduce greenhouse gas emissions. Simultaneously, e-commerce continues to grow rapidly and has been accelerated by changes in consumer purchasing behavior during the COVID-19 pandemic. We believe the increased regulation relating to commercial vehicles, the launch of sustainability initiatives from leading financial and corporate institutions and the rapid growth of last-mile logistics will fuel accelerated adoption of our products worldwide.

Industry Background

Commercial trucks in the United States emit as much greenhouse gas (“GHG”) per year as cars (approximately 750 million tons of GHG or 41% of all GHG emitted from transportation), despite traveling less than 45% the total distance of cars. Governments, corporations and investors are making concerted efforts and setting aggressive targets to phase out fossil fuel use and reduce GHG emissions. Such initiatives include setting timelines for zero-emission targets, establishing caps on CO2 emissions, and instituting certain other environmental sustainability initiatives.

In the U.S., the Biden Administration has declared the following key environmental targets: (i) a carbon-free power sector by 2035, (ii) a net-zero (i.e. carbon reduction is equal to or greater than carbon emissions) economy by 2050 and (iii) the transition of the U.S. federal government’s vehicle fleet to clean electric vehicle alternatives. Individual states have furthered the push for clean energy mobile solutions. California, the most populous U.S. state, issued Executive Order N-79-20 in September 2020, which requires that 100% of medium- and heavy-duty vehicles sales be zero-emission by 2035. Executive Order N-79-20 targets 100% of medium- and heavy-duty vehicles in operation to be zero-emission by 2045. California has also mandated that three percent of model-year 2024 heavy-duty vehicles sold in-state be zero-emission vehicles (“ZEV”), with such percentage increasing to 15% by 2030.

Additionally, approximately twenty other countries, including Canada, France and the United Kingdom, have committed to phase out the use of combustible engine vehicles by 2040 and substitute ICE vehicles with zero-emission alternatives. On February 18, 2019, the European Union agreed to impose on commercial trucks a cap on CO2 emissions, and numerous European countries have introduced incentives to promote EV sales. Emissions targets in the region remain aggressive in the face of the global pandemic, with heavy-duty vehicles required to reduce emissions by 15% in 2025 and by 30% in 2030. Failure to comply with the 2025 target may result in a fine of up to €38K per vehicle, thus incentivizing fleets to transition to electric vehicles.

Leading financial and corporate institutions have also committed to environmental sustainability initiatives. A 2021 letter to CEOs from Larry Fink — Chairman and CEO of Blackrock — requested that all boards of directors prepare and disclose a plan to be compatible with a net-zero economy and to commit to launching investment products aligned to a net-zero pathway. Established carriers (such as UPS, FedEx and DHL) and leading last-mile fleets (such as Amazon) announced commitments to explore alternative fuel solutions and reduce their respective carbon footprints. UPS, as a part of its sustainability goals, announced plans to invest $450 million within a three-year period through 2022 to expand its alternative fuel vehicle fleet and infrastructure. FedEx announced a goal to achieve carbon-neutral operations by 2040 and designated more than $2 billion of initial investment to vehicle electrification, sustainable energy and carbon sequestration. DHL has committed to reduce its emissions by 50% by 2025. It plans to achieve such goal by employing clean pick-up and delivery solutions for 70% of its first- and last-mile operations and further pledged to eliminate all logistics-related emissions by 2050. In 2019, Amazon co-founded The Climate Pledge — a commitment to achieve company-wide net-zero carbon emissions by 2040.

Our Market Opportunity

Today, our target market, which includes global last-mile Class 5 to 8 vehicle sales (excluding China), accounts for approximately 800,000 annual vehicle sales and a total addressable market of $100 billion, of which $34 billion is attributed to the United States (which reflects an assumed average selling price applied to medium-duty and 20% of heavy-duty commercial truck sales assumed to be used for last-mile applications). Last-mile delivery also represents the fastest growing freight segment, which is expected to grow to $51 billion by 2022, representing a 2019-2022 growth rate of 44%. Same-day delivery is expected to have a 25% market share by 2025.

COVID-19 accelerated demand in the last-mile segment due to an increase in shipping volumes and consumer expectations for shortened delivery times. To address heightened demand and evolving customer expectations, delivery fulfillment centers continue to be positioned near end customers. The emphasis on fulfillment center proximity to end-use consumers has been a factor in driving an estimated 34% reduction in the average route length since 2000 and an increase in the number of last-mile routes. Amazon expects its delivery volume in 2022 to be 2.5x greater than volumes in 2019, and UPS and FedEx announced expected growth in delivery volumes over the same period.

Evolving emissions regulations and renewed emphasis from established fleet operators on sustainable vehicle alternatives is projected to drive a 35% CAGR in electric vehicle sales in our target market through 2040. We believe the last-mile delivery segment is a prime market for electrification for the following reasons:

•        Technology Alignment.    Short- and medium-haul routes better align with the range, weight and charging parameters of battery-electric technology compared to long-haul routes that require greater battery capacities to meet range requirements. Allocating more weight to battery systems in long-haul vehicles in turn reduces payload capacity. Furthermore, short and medium driving distances with frequent stop-and-go duty cycles can increase fuel economy by 30 – 40% and reduce maintenance costs by up to 30% versus traditional diesel alternatives. In addition, many short- and medium-haul routes feature diminishing loads in which the vehicle becomes lighter as the route progresses which in turn extends vehicle range.

•        Infrastructure Capabilities.    Our focus on the return-to-base vehicle segment allows us and our customers to deploy charging stations at established local depots rather than route-based charging points. Last-mile vehicles often operate in shifts. Such shift-based operation allows for recharge periods and reduces the need for quick-charge capabilities, which can negatively impact long-term battery health.

•        Battery Range Optimization.    Predictable routes allow fleets to optimize for battery range, reduce the overall cost of the vehicle, maximize payload and increase energy efficiency by avoiding unnecessary battery packs to accommodate unforeseen range requirements. Alignment between battery capacity needs and battery system hardware helps improve TCO.

•        Population Dense Markets.    Last-mile routes are typically located in high-density geographies and in closer proximity to end customers. Electric vehicles emit less GHG compared to fossil fuel vehicles, which not only has a positive environmental impact, but also reduces certain health issues associated with air pollutants.

•        Regulatory Support and Market Tailwinds.    Ambitious environmental regulations and goals set by financial and corporate institutions are primed to accelerate the shift from diesel and gasoline trucks to electric or other alternative fuel vehicles.

We believe that the medium- and heavy-duty last-mile commercial segment remains relatively underserved with a limited number of ZEV OEM competitors. Furthermore, we believe we have a first-mover advantage over other industry competitors in production, vehicle validation, and proprietary intellectual property. To date, most ZEV OEMs have focused on addressing commercial transportation applications outside of our target vehicle classes, such as light-duty package cars and long-haul transportation. The incumbent commercial vehicle OEMs have also been slow to develop their own proprietary technology or have partnered to produce third-party powertrains. We believe such approach by incumbent commercial vehicle OEMs will ultimately lead to premiums on the retail price of their vehicles, leaving such OEMs less competitive in a market that prioritizes TCO.

In addition to the growing $100 billion market opportunity related to vehicle sales, we anticipate opportunities through our Fleet-as-a-Service product. Our Fleet-as-a-Service package includes products sold at the point-of-sale (“POS”) and recurring aftermarket services. We believe that these complementary product and service offerings have the potential to drive customer retention and recurring revenue. Such offerings are expected to facilitate the transition to electric fleets and vehicle sales to customers who otherwise may not have considered battery-electric fleets. As a result of the foregoing, we believe that we are positioned to become the market leader in the rapidly growing medium- and heavy-duty last mile commercial vehicle market segment through our purpose-built technology, first-mover advantage and our comprehensive Fleet-as-a-Service package.

Our Competitive Advantages

Prior to starting Xos, our co-founders operated a fleet of commercial vehicles and experienced common challenges in doing so. Such challenges include rising maintenance expenses, volatile fueling costs and evolving emission regulations. Direct experience as fleet operators enabled our founders to develop a customer-focused company with proprietary technology tailored for commercial fleet applications. Our fleet-focused business is further bolstered by customer feedback and on-the-road validation. We delivered our first fleet vehicle in 2018 and have had production vehicles operating on ordinary business routes with industry-leading commercial fleets, including UPS and Loomis.

Commercial fleets require attributes that are distinct from passenger cars and light-duty vehicles. Rather than maximizing range and battery volumetric density, medium- and heavy-duty vehicles in the last-mile sector focus on improved gravimetric density to maximize carrying capacity, increased durability to withstand high-impact driving over long periods and low total cost of ownership to maximize profitability. We believe we are a leader in advanced mobility solutions for medium- and heavy-duty vehicles due in part to the following strengths:

•        Proprietary X-Pack battery technology design is modular with commercial grade uptime performance and limited system warranty exposure.    Our proprietary modular battery systems are purpose-built for the rigors of the commercial last-mile segment. Each X-Pack features its own battery management system (“BMS”) and operates at system voltage which allows each pack to perform independently and irrespective of other packs on the vehicle. This ensures maximum uptime and limited warranty exposure as defects are localized and isolated from the rest of the vehicle and can be addressed at the pack-level (as opposed to requiring a complete system overhaul). This modularity also provides “cut-to-length” capabilities that allow vehicles to be configured and reconfigured post-delivery with the appropriate amount of range and payload capacity with the simple addition and removal of battery packs. Each Xos vehicle can support multiple X-Packs in single-pack increments to tailor battery needs to each user’s unique range and payload requirements, providing maximum operating flexibility for fleet customers.

•        Proprietary X-Platform chassis platform adapts to unique specifications and commercial applications.    The X-Platform chassis is the foundation of our vehicle products and includes stripped chassis, chassis cab and tractor versions. The X-Platform accommodates a wide range of commercial vehicle bodies, which allows our vehicles to be class, industry and application agnostic. Our universal platform allows us to reduce expenses related to testing, validation and research and development that are normally required to launch new truck variants since our chassis platform is similar across each configuration. Our cross-application approach allows us to offer a wide variety of purpose-built vehicle models, including stepvans, armored stepvans, box trucks, beverage trucks, bucket trucks, and day cabs.

•        Expected industry-leading unsubsidized total cost of ownership addresses fleets’ bottom line.    Our core technologies, including the X-Pack and the X-Platform, are developed in-house specifically for the last-mile commercial use case and are modular in nature. As a result, we are able to offer fleets expected industry-leading unsubsidized total cost of ownership relative to traditional diesel, hybrid and zero-emissions alternatives. Our vehicles can save medium-duty fleets approximately $88,000 over 300,000 miles compared to alternative vehicles. Xos vehicles can save heavy-duty fleets approximately $230,000 over 500,000 miles per vehicle. Our vehicles generally price at a slight premium relative to traditional diesel and hybrid alternatives; however, Xos vehicles feature expected payback periods of less than three years and less than one year in certain use cases. Furthermore, our vehicles are generally priced lower than zero-emission competitors. Although our vehicles often qualify for incentives from government-sponsored sustainable energy programs, the aforementioned projected total cost of ownership figures are calculated on an unsubsidized basis and reflect our ability to maintain a long-term competitive edge.

Expected Industry-leading *Unsubsidized* Total Cost of Ownership

	MEDIUM-DUTY (CLASS 5-6)		HEAVY-DUTY (CLASS 7-8)	
RELATIVE TO DIESEL ALTERNATIVE	Total Savings	**$88K**	Total Savings	**$230K**
	Payback Period	**< 3 years**	Payback Period	**~1 year**
RELATIVE TO AFV COMPETITOR	Total Savings	**$28K - $40K**	Total Savings	**$51K - $179K**
	Payback Period	**NA**	Payback Period	**~1 year**

$400K
$300K
$200K
$100K
$0K
0K
100K
200K
300K

TCO AT 300K MILES	
Diesel	$318K
THE LION ELECTRIC CO	$269K
WORKHORSE	$258K
XOS	$230K

$800K
$600K
$400K
$200K
$0K
0K
100K
200K
300K
400K
500K

TCO AT 500K MILES	
Diesel	$659K
HYLIION	$607K
THE LION ELECTRIC CO	$479K
XOS	$428K

TOTAL COST OF OWNERSHIP

LIFETIME MILES

Note: Figures adjusted for cost of electricity, infrastructure charging, sales tax, insurance and AFV savings to compare with consistency and exclude driver wages and benefits.

•        Investment in customer validation and durability testing leads to first-mover advantage.    We believe we are years ahead of our competitors in terms of customer validation and durability testing. Customer validation and durability testing is essential for electric vehicle manufacturers to participate in the procurement of the world’s largest fleets and can often take over three years. We have tested and validated our vehicles with large-scale multinational fleets for over three years. We are one of the few emerging zero-emission truck OEMs that have vehicles on the road operating on ordinary business routes. We understand the importance of this process and partnered with large-scale national customers early in our development. We have been able to capitalize on our early mover advantage by securing over 6,000 units in contracted and optional orders across over a dozen fleets, subject to certain modiﬁcation and cancellation provisions set forth in the applicable agreements. We aim to continue our capture of market share by contracting with large-scale commercial fleets.

•        Flexible manufacturing strategy leveraging smaller more-nimble facilities.    We utilize a flexible manufacturing approach that leverages manufacturing partnerships to develop smaller and adaptable facilities relative to the large-scale greenfield manufacturing plants popular amongst traditional automotive manufacturers. Each of our Flex facilities, which can manufacture an estimated 5,000 vehicles per year once fully ramped up, utilizes our manufacturing partners for their existing assembly facilities and labor and bypasses the capital-intensive process of sourcing such resources as we enter new markets. Each facility’s smaller footprint and our utilization of existing facilities and labor allows us to establish each Flex facility in under one year. We are able to upstart our facilities in lockstep with our order book and address market demand in real-time ahead of competitors with longer lead-time manufacturing strategies. Our nimble Flex facilities can also be strategically positioned in geographies near customers and suppliers — both domestically and internationally — and thereby reduce logistics complexity and shipping costs.

•        Robust network of strategic partners enables turnkey solutions offering.

•        Supply Chain.    We partner with globalized and diversified supply chain companies to mitigate the risk of localized and single-source production issues for key commodities such as battery cells, frame components and axles. Our suppliers include LG Chem (providing battery cells from South Korea), Ashok Leyland (providing stamped commodities from India) and TM4 (providing motors and inverters from Canada), among others.

•        Manufacturing.    We have established relationships with leading global and national commercial vehicle manufacturers that provide facilities and labor to assemble our vehicles. Our partners include Metalsa, a leading worldwide manufacturer of frame and chassis systems for commercial vehicles headquartered in Monterrey, Mexico, and Fitzgerald, the largest manufacturer of glider kits in the United States and partner to our first Flex facility.

•        Vehicle Body.    We purchase vehicle bodies, including step-van or “walk-through” bodies, directly from vehicle body outfitters such as Morgan Olson. Such vehicle bodies are designed to fit the specific commercial needs of our customers and are installed directly onto our vehicle platforms at designated body upfit facilities.

•        Distributors.    We work with leading distribution partners, including Thompson Truck Centers, a Caterpillar dealer (“Thompson Truck Centers”), and Lonestar SV, each of whom has both committed to long-term distribution relationships with Xos and has contracted a combined 6,000 vehicles of committed and optional orders to be distributed through their dealer networks, subject to certain modiﬁcation and cancellation provisions set forth in the applicable agreements.

•        Financing.    We have partnered with DLL, a leading global vendor finance partner with a portfolio exceeding $30 billion in assets, to facilitate our Xos Financial Services program. Customers will be able to finance their vehicles and certain other Fleet-as-a-Service products through a variety of financial products with partners such as DLL to accommodate their own unique capital needs.

•        Service & Maintenance:    We have partnered with Dickinson Fleet Services, a leading provider of fleet maintenance solutions, to provide customers with comprehensive maintenance and after-sales services to ensure maximum uptime and minimal operational disruption.

•        Competitive financing options eliminate barriers to entry:    Through our financing partners, we offer competitive financing solutions across a wide variety of products to offset the burden of purchasing vehicles outright and to more efficiently realize cost savings. Financial products offered through our financial partners extend beyond vehicle purchases and support our Fleet-as-a-Service products. Customers are able to access financial tools for charging infrastructure, telematics products and vehicle service and maintenance in a bundled contract at a fixed monthly cost. All financing products are underwritten and supplied by our financing partners.

•        Comprehensive Fleet-as-a-Service program drives customer traction and retention:    We challenge the traditional OEM model by manufacturing next-generation battery-electric vehicles and providing a comprehensive suite of fleet management products. Our Fleet-as-a-Service program includes products related to charging infrastructure, vehicle service and maintenance, customer financing, telematics services, and risk mitigation products. By providing a bundled all-in-one product suite, we will enable fleets to access a comprehensive set of tools needed to transition to electrification and operate their electric vehicles through a single point of contact versus a traditional model where these offerings are disaggregated.

•        Highly experienced management team complements visionary founders:    We have built a world-class team composed of industry leaders with decades of experience from some of the most well-known and highly regarded companies in the advanced mobility and commercial vehicle segments. Such honed experience combined with our founders’ fleet operational professional histories has positioned us to disrupt the incumbent commercial fleet model and capitalize on prime opportunities in the last-mile commercial industry.

Our Go-To-Market Strategy

We delivered our first electric commercial vehicle to a globally recognized commercial fleet in 2018 and have made deliveries to five different customers since then. Our customers include some of the largest commercial fleets in the world, such as UPS and Loomis. Our vehicles have been used in on-road commercial applications on last-mile routes since 2018. We believe our early commitment to confirmation trials and field use places us ahead of most direct competitors with respect to product validation.

In addition to large-scale national accounts with major commercial fleet operators, we deliver vehicles directly to small- and mid-sized fleets via our in-house sales representatives and established distribution and channel partners. Such accounts include independent service providers (ISPs) who fulfill last-mile routes for enterprise partners. Robust partnerships with established distributors such as Thompson Truck Centers and Lonestar SV facilitate sales to direct accounts and offer our Fleet-as-a-Service products, such as vehicle financing and extended warranty products, to such commercial fleets.

As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modification and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders are by the end of 2022. Our customer base spans a variety of vocational applications and includes large-scale national accounts (such as UPS and Loomis); independent service providers (ISPs) for multinational companies (such as FedEx ISPs BQ Express and Cardenas); distribution partners (such as Thompson Truck Centers and Lonestar SV); and direct accounts (such as Choicelunch and Unifirst). All customers that have had Xos vehicles in their fleet for over one year have committed to binding or non-binding agreements for follow-on orders.

We believe that our existing contracted customers will continue to procure our vehicles and account for a meaningful portion of projected vehicle deliveries going forward. We are keenly focused on a diversified customer base and are in current discussions with dozens of established and well-known fleets across last-mile delivery, business services, drayage and other vocational industries to continue the growth of our customer base.

Our bundled Fleet-as-a-Service package complements vehicle sales and drives recurring revenue and customer retention after the initial vehicle sale. Our bundled service offering mitigates barriers to entry for commercial fleet electrification and provides critical infrastructure products, energy services, maintenance and service solutions, insurance and warranty packages, financial service options and tailored telematics technologies for purchased and leased vehicles. Our Fleet-as-a-Service allows certain fleet owners to transition to electrification in instances that otherwise would have been cost- or resource-prohibitive.

We aim to leverage opportune sustainability programs in foreign markets to expand our international footprint. We have contracted with one of Canada’s largest corporations in the package delivery and supply chain management sector and currently project vehicle delivery to the customer in 2021. We also have contracts for delivery in Mexico projected in 2021.

We believe our business model enables us to meet international opportunities. Our agile Flex manufacturing strategy facilitates quick adoption in new markets. Our modular X-Platform is broadly adaptable to unique use case specifications in foreign markets. Our global partnership network includes existing footprints in target foreign markets and a multinational blue chip customer portfolio with fleet vehicles operating in international regions. Our expected industry leading unsubsidized total cost of ownership provides low-cost vehicle options even without accounting for region- and country-specific economic incentives. Our honed focus on the last-mile commercial segment further provides a competitive advantage as our products are not dependent on non-existent or underdeveloped long-haul transportation infrastructure in less developed regions.

Our Products and Services

We have been committed to advanced mobility solutions for last-mile commercial fleets and innovative approaches to sustainability since our founding in 2015. Our deep-seated expertise and acute fleet operation experience proved critical in the development of our modular X-Platform and Fleet-as-a-Service bundled product offering.

X-Platform (Class 5/6 and Class 7/8):

Our proprietary X-Platform is the core modular chassis platform for Xos vehicles. Our cross-application platform features broad deployment capabilities and accommodates a wide range of vehicle bodies and use-case applications. Our X-Platform can accommodate a large number of vehicle bodies and transform into numerous truck variants, including stepvans, armored body vans, box trucks, beverage trucks, and day cabs. The application flexibility afforded by our X-Platform allows us to address a broad range of commercial last-mile applications and target a broad market segment in the commercial transportation industry.

Fleet-as-a-Service

Our Fleet-as-a-Service package is a bundled offering that provides customers products and services to assist with fleet operations and the transition to electrification including:

•        Energy Services.    We provide a comprehensive energy solution package to facilitate the full life-cycle of the vehicle ownership process. Our services include installation, configuration and implementation of critical on-site vehicle charging infrastructure. Our products and guidance provide clients with stable and economic energy solutions through active energy management capabilities and smart-charge technologies. Advanced on-site energy storage units expected to be launched in 2021 will offer flexible charging solutions to fleet customers. Such solutions provide commercial fleet owners a streamlined and cost-efficient avenue to transition to battery-electric vehicles.

•        Service & Maintenance.    We provide vehicle service and maintenance to our customers through our own internal mobile maintenance team and in partnership with Dickinson Fleet Services — a leading national commercial fleet maintenance service provider. Our service and maintenance bundle maximizes vehicle uptime and minimizes operational disruption.

•        Replacement Parts.    We partner with authorized service providers to offer customers Xos-certified vehicle components (including the X-Pack). The modular nature of our X-Platform and X-Pack maximizes component utility and increases the number of common parts used across vehicle models. Such approach minimizes complexities related to component part sales and procurement logistics. Certain Xos-certified components are required to maintain compliance with our standard OEM battery and vehicle warranties and preserve vehicle performance and reliability.

•        Financing.    We partner with leading lending institutions to provide a comprehensive suite of financing products (including loans, leases and lines of credit) for customers of our product and services. Financing solutions include the option to bundle both Xos vehicle purchases and Fleet-as-a-Service offerings into a single agreement to provide customers full-service financing at a fixed monthly cost. Such financial products are underwritten and supplied by our financing partners.

•        Risk Products.    Risk mitigation products, including GAP insurance, basic extended warranty, and other specialty coverages such as tire and wheel warranty, will be offered in partnership with third-party service providers.

•        Xosphere Intelligence Platform.    We currently provide customers with advanced on-board telematics capabilities. Our upcoming Xosphere Intelligence Platform features a telematics unit to enable remote commissioning, remote software updates, remote service assessments, and transmits data to a proprietary cloud-based software system. Our telematics capabilities provide clients real-time systems metrics such as vehicle location, energy consumption, vehicle performance, driver safety and behavior data, dashcam integration and more. Our telematics platform features over-the-air vehicle software updates to provide customers rapid access to enhanced software features. The Xosphere Intelligence Platform provides customers with advanced vehicle technology that facilitates cost reduction (e.g., lower insurance premiums through driver safety programs) and increases fleet efficiency (e.g. increased vehicle uptime).

Our Proprietary Technologies

We developed proprietary technologies central to our vehicles and service offerings, including the X-Pack advanced battery pack systems, X-Platform modular vehicle chassis platform, next-generation vehicle software and our Xosphere Intelligence Platform.

X-Pack Battery

Our proprietary battery technology is engineered from the cell-up and purpose-built for the last-mile commercial use case. Our battery packs feature “cut-to-length” modular architecture to provide flexibility and meet each customer’s unique range and payload capacity needs. Aside from the commoditized cylindrical battery cells, we design and engineer our advanced battery packs in-house. Each battery pack contains local (independent) cooling functions and a battery management system (BMS). Our state-of-the-art battery packs operate at system voltage and allow each battery pack to perform independently and irrespective of other onboard packs. Such battery pack independence affords Xos vehicles additional reliability and vehicle uptime and reduces vehicle maintenance cost and warranty exposure.

We utilize cylindrical cells for our proprietary battery system. Cylindrical cells outperform other form factors in certain key metrics that are critical in last-mile applications. Cylindrical cells have high energy density driven by advanced chemistry and volumetric design. Furthermore, the form factor of cylindrical cells provides structural flexibility and permits additional scalability. Such features allow the rapid addition and removal of cells, reduce the cost of cell replacement, and mitigates the impact of a single cell failure. Utilization of cylindrical cells helps to maximize pack safety as such cells feature a high surface-to-volume ratio, which improves thermal management, increases performance durability and stress resistance and facilitates cell propagation controls.

Our proprietary battery packs utilize forced refrigerated air cooling, which allows cells to remain more uniform in their thermal behavior. Such thermal uniformity reduces hotspot formation and premature degradation and results in an estimated 200,000-mile battery life span. Our proprietary immersive air-cooling strategy allows for a shorter possible thermal path and more even distribution of cooling compared to ribbon cooling and cold plate cooling. Our sealed system allows for a high degree of control over the internal battery pack temperatures and leverages the larger frame available in commercial applications to cool cells more efficiently. This system optimizes battery weight and reduces cost while driving more consistent performance.

X-Platform Chassis

The X-Platform chassis was built and designed specifically for last-mile commercial use. The X-Platform is the foundation for Xos vehicle products, including our stripped chassis, chassis cab and tractor vehicles. Our modular proprietary chassis accommodates a wide range of commercial use applications and vehicle body upfits. Such modularity provides us with a competitive advantage in the commercial transportation sector in which commercial fleet operators deploy vehicles across an array of use-applications and environments.

Each X-Platform is able to accommodate a sufficient number of X-Packs to provide over 200 miles of range across our current vehicle product variants. Our vehicle range capability allows Xos vehicles to meet the demands of rigorous last-mile routes. Each X-Platform is constructed with high-strength steel and provides enhanced durability relative to other options on the market.

Vehicle Control Software

We designed and developed on-board vehicle control software which leverages basic third-party software and integrates our proprietary powertrain controls, body controls, instrument cluster and infotainment and Xos-Connect software.

•        Powertrain controls.    We developed our powertrain controls, which include, but are not limited to, torque arbitration and power state management, thermal management for our powertrain and high-voltage battery systems, advanced driver assistance and safety (ADAS) and charging system communication and controls.

•        Body controls.    We developed our body controls, which include cabin heater and air conditioning, shifter communication, power steering control, electronic parking brake system and certain other software critical to vehicle controls.

•        Instrument cluster and infotainment.    We designed a fully digital instrument cluster specifically for last-mile commercial electric vehicles. Our custom user interface integrates into all Xos vehicles and is designed to enhance safe vehicle operation and provide critical safety information and driver efficiency guidance.

•        Xos-Connect software.    Our proprietary software connects directly with our vehicles to track telematics data. The software also contains connection modules that feature over-the-air update capabilities through our cloud intelligence platform and allow for remote diagnostics and maintenance services.

Xosphere Intelligence Platform

We are designing and developing the Xosphere Intelligence Platform — our customer-facing fleet operations platform — for commercial fleets with last-mile battery-electric vehicles. Our platform is designed to be an all-in-one vehicle control center. The Xosphere Intelligence Platform connects directly with each fleet’s vehicle and provides vehicle telematics data, such as real-time location, driver performance, vehicle alerts, dashcam integration, battery capacity, energy consumption, fuel cost savings and environmental impact.

In addition to vehicle performance, the Xosphere Intelligence Platform will integrate with third-party systems for service and maintenance, financing, and certain other commercial vehicle applications, providing fleet operators with comprehensive data and analysis to increase operational efficiencies and reduce operating costs.

Dashboard
Today
This Week
This Month
This Year
All time
Total Vehicles
318
↑ 15 %
Total Miles Driven, mi
290.4
↑ 24 %
Total Energy Consumption, kWh/mi
302.1
↓ 13 %
Estimated Fuel Savings
$ 635.7
↑ 33 %
245
Vehicles Operating
20
Charging
34
Offline
19
Requiring
Estimated ESG, CO2
15.3
Total Fuel Consumption, L
10.3 K
Total distance driven
Today
This Week
This Month
This Year
10 125 mi
October
12k
9k
6k
3k
0 mi
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Distance
Consumption
Uptime
Energy
XOS truck 9909 AN 30.5 mi
XOS truck 654 UO 25.5 mi
XOS truck 2456 PV 34.5 mi
XOS truck 9043 AN 32.5 mi
XOS truck 9909 AN 30.5 mi
XOS truck 654 UO 25.5 mi
XOS truck 2456 PV 34.5 mi
XOS truck 9043 AN 32.5 mi
XOS truck 2456 PV 34.5 mi
XOS truck 9043 AN 32.5 mi

Sample Dashboard for the Xosphere Intelligence Platform*

____________

*        Sample figures provided, actual data may vary. Figures are sample figures and do not represent any actual data.

Flex Manufacturing

Our agile Flex manufacturing strategy leverages existing facilities and labor talent through strategic manufacturing partnerships. Such approach allows us to assemble vehicles in a more time- and capital-efficient manner relative to traditional, large-scale automotive assembly factories. Each Xos Flex facility is designed to produce up to 5,000  vehicles per year. Our facilities host their own co-located battery and vehicle assembly lines and assemble fully operational vehicles to be directly delivered to customers or final body upfitters. Our Flex manufacturing approach is structured such that manufacturing partners provide real property facilities and vehicle assembly while we coordinate other aspects of the manufacturing process, including supply chain logistics, quality control, battery assembly and manufacturing engineering.

Each of our Flex manufacturing facilities requires will require an estimated $45 million in capital expenditure — approximately 80% less than a traditional large-scale automotive manufacturing facility. Our Flex facilities are operational as quickly as within one year, an estimated two to three years quicker than the built out of traditional greenfield automotive factories. Furthermore, our factory management system and line design require a real estate footprint as small as 150,000 square feet — a footprint more than approximately 90% smaller than traditional automotive assembly facilities.

As of June 1, 2021, we have partnered with two third-party contract manufacturer partners — Metalsa and Fitzgerald — to operate two Flex facilities that are projected to cost us $45 million per facility to fully develop. The Fitzgerald Flex facility in Tennessee has a footprint of approximately 144,000 square feet. We are currently in discussions with Metalsa to transition from our current manufacturing space to a new facility with approximately 150,000 square feet by year-end 2021 as we pivot from alpha-phase production to full production. Each of our current Flex facilities is tooled to produce approximately 2,000 vehicles per annum. We expect each facility to be able to produce an estimated 5,000 vehicles annually once fully ramped up.

Our strategic approach to agile manufacturing facilities and shortened production timelines allow us to meet demand in real-time and more quickly than competitors. Our nimble facilities also allow us to establish production facilities in close proximity to customers and body upfitters, which in turn reduces delivery logistics and shipping expenses.

Our battery assembly lines consist of six discrete process steps before proceeding to internal quality control. Each module line incorporates multiple automation stations for each step increasing overall equipment effectiveness and improving overall resiliency during line maintenance.

Due to the X-Platform proprietary design, our assembly lines require no on-site stamping or certain other processes and equipment that typically drive up the cost of traditional automotive assembly. Each assembly line can also accommodate various Xos vehicle products as opposed to being limited and designed for single product use.

Today, we have two Flex facilities operating and producing our vehicles. Our first facility was launched in partnership with Fitzgerald, the largest manufacturer of glider vehicles in the United States, which at one point produced over 5,000 tractor trucks per year. The facility is strategically located in Jamestown, Tennessee near Morgan Olsen, a provider of stepvan vehicle bodies for over 100 years and the preferred provider of a number of our customers. We also assemble vehicles with Metalsa, a leading global manufacturer of frame and chassis systems for commercial vehicles headquartered in Monterrey, Mexico. Metalsa features facilities across the globe with capacity to manufacture vehicles in our target international markets.

Our Growth Strategy

We intend to leverage our competitive advantages and the following growth strategies to remain a leader in intelligent mobility solutions:

•        Capitalize on increasing regulatory pressure and customer demand for zero-emission vehicles.    Commercial trucks in the United States emit as much GHG as passenger cars, producing over 750 million tons of GHG in the United States annually, despite traveling 45% fewer miles than passenger cars. U.S. federal, state and local regulations have required transitions to clean transportation solutions. In addition, approximately twenty countries have committed to the reduction of phase fossil fuel use in vehicles by 2040. We are prepared to capitalize on such regulatory tailwinds globally.

•        Focus on land-and-expand strategy.    We have built strong customer relationships with more than a dozen contracted customers. All customers with Xos vehicles in their fleets for over one year have committed to binding or non-binding follow-on orders underscoring the efficacy of our next-generation vehicle technologies. We continue to develop long-term relationships with our established customer base and anticipate higher volume vehicles orders as each transitions to net-carbon neutral fleet programs.

•        Acquisition of new customers.    By leveraging existing strategic partnerships, including Thompson Truck Centers and Lonestar, we expect to broaden our customer base and expand into new markets. We expect to capture new fleet customers through our attractive value propositions, advanced vehicle technologies and bundled Fleet-as-a-Service package.

•        International expansion.    We have the ability to expand internationally in a capital efficient manner due in part to the modularity of our broad X-Platform and X-Pack battery system applications and agile Flex manufacturing approach. We currently have contracted vehicles scheduled to be delivered to Canada in 2021 and are in current discussions with numerous fleets in Central America, South America, Europe and Asia. We also intend to leverage the international footprint of our existing global customers to cross-sell to foreign markets.

•        Opportunistic strategic acquisitions.    We may pursue strategic acquisitions to accelerate our growth plans and supplement our existing product and service offerings.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We rely upon a combination of protections afforded to owners of patents, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our intellectual property rights. In particular, unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business by ensuring that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of June 1, 2021, we have five awarded U.S. patents. We pursue the registration of our domain names and material trademarks and service marks in the United States. In an effort to protect our brand, as of June 1, 2021, we had 19 pending or approved U.S. trademark applications.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

Facilities

Our headquarters are located in a 85,142 square foot facility in Los Angeles, California, where we design, engineer and develop our vehicles and battery packs. The lease for this facility is set to expire on December 31, 2021.

Human Capital

People Strategy and Governance

We firmly believe an integral part of our growth story is through elevating the most important asset we have: our people. By focusing on the fundamentals of our people strategy, leadership, culture and talent, we remain strong, adaptive, innovative, and well-equipped to respond to the ever-changing commercial vehicle landscape. Our Employee Experience Team and Sustainability and Innovation Committee are and will be responsible for our human capital policies and strategies and their collective recommendations to our CEO and key leadership members allow us to proactively manage our human capital and care for our employees in a manner that is consistent with our values.

Commitment to Diversity, Equity, and Inclusion

At Xos, we believe that creating an inclusive environment for all our employees is foundational to our success and, more importantly, morally the right thing to do. We are committed to creating and maintaining a workplace in which all employees have an opportunity to participate and contribute to the success of our business and are valued for their skills, experience, and unique perspectives. We administer Employee Resource Groups that represent various dimensions of our employee population, including racial, ethnic, gender, religious, sexual orientation and gender identity, ability, and generational communities as well as provide training materials to team leaders on inclusive leadership.

Talent Attraction, Growth, and Capability Assessment

We leverage best practices in assessments and talent management to strengthen and expand our current capabilities and future pipeline while reinforcing a culture of belonging, empowerment, and innovation. We also create targeted learning experiences, democratizing learning and career development opportunities across the organization, and empowering employees to design their own career paths with skill development targeted for the roles of today and the future. Finally, the extent to which our leaders are equipped to care for, inspire, and empower our people plays a vital role in our strategy, and we are committed to helping our leaders strengthen these capabilities with dedicated learning paths and non-traditional learning opportunities.

Employee Wellbeing Initiatives

Our holistic approach to wellbeing encompasses the financial, social, mental/emotional, physical, and professional needs of our employees. Foundational to our wellbeing philosophy is providing a broad array of resources and solutions to educate employees and build capability and support for meeting individual wellbeing needs and goals, including programs to understand employee sentiment on their mental and emotional wellbeing, health & safety, employee experience, culture, diversity, equity and inclusion, leadership and strategic alignment. Our wellbeing programs are an integral part of our total rewards strategy as we work to address business and employee challenges through a multi-channel approach that provides our diverse populations and global regions flexibility and choices to meet their specific needs.

Employment Data

As of June 1, 2021, we had 139 employees. We have not experienced any work stoppages and consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Government Regulations

We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are subject govern, among others, vehicle emissions and the storage, handling, treatment, transportation and disposal of hazardous materials and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, standards adopted by regulatory agencies and the permits and licenses issued to us. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties, and possibly orders to cease any violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Emissions

California has greenhouse gas emissions standards that closely follow the standards of the U.S. Environmental Protection Agency. The registration and sale of ZEVs in California could earn us ZEV credits that we could in turn sell to traditional original equipment manufacturers (“OEMs”) looking to offset emissions from their traditional internal combustion engine vehicles in order to meet California’s emissions regulations. Other U.S. states have adopted similar standards including Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont. We may take advantage of these regimes by registering and selling ZEVs in these other U.S. states.

ZEV credits in California are calculated under the ZEV regulation and are paid in relation to ZEVs sold and registered in California including battery electric vehicles (“BEVs”) and fuel cell electric vehicles (“FCEVs”). The ZEV program assigns ZEV credits to each vehicle manufacturer. Vehicle manufacturers are required to maintain ZEV credits equal to a set percentage of non-electric vehicles sold and registered in California. Each vehicle sold and registered in California earns a number of credits based on the drivetrain type and the all-electric range (“AER”) of the vehicle under the Urban Dynamometer Driving Schedule Test Cycle. Plug-in hybrid vehicles (“PHEVs”) receive between 0.4 and 1.3 credits per vehicle sold and registered in California. BEVs and FCEVs receive between 1 and 4 credits per vehicle sold in California, based on range. The credit requirement was 7% in 2019 which required about 3% of sales to be ZEVs. The credit requirement will rise to 22% in 2025, which will require about 8% of sales to be ZEVs. If a vehicle manufacturer does not produce enough electric vehicles to meet its quota, it can choose to buy credits from other manufacturers or pay a $5,000 fine for each credit it is short.

EPA Emissions and Certificate of Conformity

The U.S. Clean Air Act requires that we obtain a Certificate of Conformity issued by the U.S. Environmental Protection Agency (“EPA”) or a California Executive Order issued by the California Air Resources Board (“CARB”) certifying that its vehicles comply with all applicable emissions requirements. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards or a CARB Executive Order is required for vehicles sold in states that have adopted California’s stricter standards for emissions controls related to new vehicles and engines sold in such states. States that have adopted the California standards as approved by EPA also recognize the CARB Executive Order for sales of vehicles. In addition to California, there are 13 other states which have either adopted or are in the process of adopting the stricter California standards, including New York, Massachusetts, Vermont, Maine, Pennsylvania, Connecticut, Rhode Island, Washington, Oregon, New Jersey, Maryland, Delaware and Colorado.

Although our vehicles have zero-emissions, we are required to seek an EPA Certificate of Conformity for vehicles sold in states covered by the Clean Air Act’s standards or a CARB Executive Order for vehicles sold in California or any of the other 13 states identified above that have adopted the stricter California standards.

Vehicle Safety and Testing

Our vehicles will be subject to, and will be required to comply with, the National Traffic and Motor Vehicle Safety Act, as amended, and numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), an operating administration of the U.S. Department of Transportation, including applicable U.S. federal motor vehicle safety standards (“FMVSS”). We expect our vehicles to either meet or otherwise be exempt from all applicable FMVSS. Additionally, there are regulatory changes being considered for several FMVSSs, and while we anticipate being in compliance with the proposed changes, there is no assurance until final regulation changes are enacted.

As a U.S.-based manufacturer, we must self-certify that our vehicles meet all applicable FMVSSs, as well as the NHTSA bumper standard, or otherwise are exempt, before the vehicles can be imported or sold in the United States. Numerous FMVSSs will apply to our vehicles, such as crash-worthiness requirements, crash avoidance requirements and EV-specific requirements. We will also be required to comply with other federal laws and regulations administered by NHTSA.

If we expand our offerings outside of the United States, our vehicles will be subject to foreign safety, environmental and other regulations. Many of those regulations are different from those applicable in the United States and may require redesign and/or retesting. For example, the European Union (the “E.U.”) has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state, the initial of which rules were rolled out on September 1, 2020, and there is also regulatory uncertainty regarding how these rules will impact sales in the United Kingdom given its recent withdrawal from the E.U. These changes could impact the rollout of new vehicle features in Europe.

Battery Safety and Testing Regulation

Our battery packs are required to conform to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. We use lithium-ion cells in the high voltage battery packs in our vehicles. The use, storage, and disposal of our battery packs is regulated under federal law.

Competition

We have experienced, and expect to continue to experience, intense competition from a number of companies, particularly as the commercial transportation sector increasingly shifts towards low-emission, zero-emission or carbon neutral solutions. Existing commercial diesel vehicle OEMs, such as Daimler, Ford, General Motors, Navistar, Paccar, and Volvo, maintain the largest market shares in the sector. Our management believes incumbent commercial vehicle OEMs are distracted from the development and commercialization of medium- and heavy-duty commercial vehicles due to their sizeable investments in legacy diesel infrastructure. A significant portion of the revenue base for such legacy OEMs includes maintenance and repair services for combustion engines. Commercial electric vehicles represent a potentially less profitable revenue stream for the aforementioned companies due to the lower maintenance requirements of fully electric commercial vehicles. Our management believes most of the traditional diesel OEMs remain in the development stage of commercial EV development or will rely on third-party solutions to retrofit made-for-diesel platforms for electrification. Our management believes such retrofit solutions diminish the efficiency and efficacy of electric-battery solutions and fail to capture the full total cost of ownership savings potential of platforms designed specifically for electrification.

In addition to competition from traditional diesel OEMs, we face competition from disruptive vehicle manufacturers that are developing alternative fuel and electric commercial vehicles, such as Lion, Nikola, Tesla and Workhorse. Our management believes that many of these EV competitors are focused on vehicle products that are outside the Class 5-8 last-mile and return-to-base segments that are the primary focus of the Xos vehicle product line. Our management further believes that many of the new EV manufacturers remain in the early stages of product development or rely on third-party providers for certain product design, development and manufacture that we complete in-house.

We take a hybrid approach to the development of customers based on the size of their fleets. Our client base includes small (<20 vehicles), medium- (20-100 vehicles), and large (>100 vehicles) fleet owners and operators. Many large fleets have clearly defined fleet procurement divisions, which allows us to more easily identify decision-makers using a smaller sales force. Implementation of our vehicles into large national fleets also validates our vehicle products for small and medium fleet operators. However, large national fleets tend to have long sales cycles and pursue a phased approach to new vehicle implementation. Most sizeable fleet operators are in the early stages of adoption of commercial EV solutions. One approach taken by such fleets, including operators who have publicly announced their intention to electrify their fleets, is to test multiple commercial EV alternatives. In such a competitive landscape, we believe our proven advantages, including our industry-leading total cost of ownership, will enable our vehicles to out-compete other EV vehicles in such trials.

Small- and medium- fleets often have more streamlined fleet purchase processes than large fleet operators and fewer requests for tailor-made product specifications. We are often able to more quickly engage and complete vehicle sales cycles with such clients. Many small and medium fleets have different vehicle use cases than large fleets, and such companies provide us valuable feedback for product development purposes.

We believe the primary competitive factors in the commercial vehicle market for medium- and heavy-duty last-mile and return-to-base segments include, but are not limited to:

•        total cost of ownership;

•        emissions profile;

•        effectiveness within target applications and use cases;

•        ease of integration into existing operations;

•        product performance and uptime;

•        vehicle quality, reliability and safety;

•        vehicle service and support;

•        technological innovation specifically around battery, software and data analytics; and

•        fleet management

We believe that we compete favorably with our competitors on the basis of these factors; however, most of our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources than us. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their alternative fuel and electric vehicle programs. Additionally, some of our competitors also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other greater tangible and intangible resources than us. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT OF NEW XOS FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Xos will be managed by or under the direction of the New Xos Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Xos upon consummation of the Business Combination as of June 1, 2021:

Name	Age	Position
Executive Officers
Dakota Semler	29	Chief Executive Officer, Director
Giordano Sordoni	29	Chief Operating Officer, Director
Robert Ferber	52	Chief Technology Officer
Kingsley Afemikhe	37	Chief Financial Officer

Non-Employee Directors
George N. Mattson	55	Director

____________

(1)      Member of the New Xos audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the New Xos compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the New Xos nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Dakota Semler.    Upon consummation of the Business Combination, Mr. Semler will serve as New Xos’ Chief Executive Officer and a member of the New Xos Board. Mr. Semler is a Co-Founder of Xos and has served as Chief Executive Officer and a director of Xos since September 2016. Prior to Xos, Mr. Semler served as Chief Executive Officer of Malibu Management Services, a hospitality operator and Bucket List Experiences, a tour operator company from 2014 to 2016. Mr. Dakota was also an independent contractor for TSG Group, a real estate holding company, from 2014 to 2016. Mr. Dakota attended California State University Channel Islands and George Washington University.

Mr. Semler is qualified to serve on the New Xos Board due to his experience serving as Xos’ Co-Founder, Chief Executive Officer and a director of Xos, as well as managing fleet operations for multiple fleets ranging from Class 2 light-duty vehicles to Class 8 short-haul vehicles.

Giordano Sordoni.    Upon consummation of the Business Combination, Mr. Sordoni will serve as New Xos’ Chief Operating Officer and a member of the New Xos Board. Mr. Sordoni is a Co-Founder of Xos and has served as Chief Operating Officer and a director of Xos since September 2016. Prior to Xos, Mr. Sordoni served as Co-Founder at Calibur Inc., a startup consulting business, advising early-stage businesses, from August 2015 to August 2016. Mr. Sordoni was Director of Marketing at Malibu Family Wines, a wine production company, from July 2014 to June 2016. Mr. Sordoni holds a B.A. in International Business and Marketing from George Washington University.

Mr. Sordoni is qualified to serve on the New Xos Board due to his experience serving as Xos’ Co-Founder, Chief Operating Officer and a director of Xos’, as well as overseeing operations of multiple fleets ranging from Class 2 to Class 6 medium-duty shuttle and delivery vehicles.

Robert Ferber.    Upon consummation of the Business Combination, Mr. Ferber will serve as New Xos’ Chief Technology Officer. Mr. Ferber has served as Chief Technology Officer of Xos since April 2019. Prior to Xos, Mr. Ferber served in multiple roles at Virgin Hyperloop One, a transportation technology company, from November 2016 to November 2018, including Vice President, Chief Engineer. Mr. Ferber was Chief Technology Officer at KLD Energy Technologies, an electric vehicle propulsion company, from March 2009 to February 2016 and Chief Executive Officer of ElectronVault, a battery systems company, from January 2005 to April 2017. Mr. Ferber also served as Science Director at Tesla, an electric vehicle company, from September 2003 to November 2004. Prior to completing his B.S. at the California Institute of Technology, Mr. Ferber was directly admitted to the Ph.D. program at the California Institute of Technology, but later joined eToys, an Idealab company, as Chief Technical Officer prior to completion of his degree.

Kingsley Afemikhe.    Upon consummation of the Business Combination, Mr. Afemikhe will serve as New Xos’ Chief Financial Officer. Mr. Afemikhe has served as Chief Financial Officer of Xos since July 2020. Prior to Xos, Mr. Afemikhe led Strategy and M&A at MET Group, an integrated energy company, with operations in infrastructure assets, energy sales, and commodity wholesale and trading from June 2017 to July 2019. Previously, Mr. Afemikhe was at UBS, an investment bank, from October 2007 to January 2017 where he served in a variety of positions before becoming Executive Director of EMEA Investment Banking, and prior to that worked at Deutsche Bank, an investment bank, in the same role. Mr. Afemikhe holds a Master of Engineering in Chemical Engineering with Business Management from the University of Birmingham and a Master of Science in Management for Experienced Leaders from the Stanford University Graduate School of Business (where he was a Robert Joss Scholar).

Non-Employee Directors

George N. Mattson.    Upon consummation of the Business Combination, Mr. Mattson will serve as a member of the New Xos Board. Mr. Mattson has been a director of NextGen since July 2020 and NextGen’s Co-Chairman since September 2020. Mr. Mattson is an independent investor focusing on control investment in lower middle market companies. Mr. Mattson served as a Partner and Co-Head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from November 2002 through August 2012. Mr. Mattson joined Goldman Sachs in 1994 and served in a variety of positions before becoming Partner and Co-Head of the Global Industrials Group. Mr. Mattson serves as a director of Delta Air Lines, Inc. (NYSE: DAL), where he is chair of the Finance Committee, Virgin Galactic Holdings, Inc., where he is chair of the Audit Committee, and NextGen Acquisition Corp. II. Mr. Mattson also served as a director of Air France-KLM S.A. (PAR: AF) from 2017 until February 2021. Mr. Mattson holds a B.S. degree in Electrical Engineering from Duke University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Mr. Mattson is qualified to serve on the New Xos Board due to his substantial strategic, financial and transactional experience and deep expertise in the industrial sector, and his experience serving as a director for various public and private companies.

Board Composition

New Xos’ business and affairs will be organized under the direction of the New Xos Board. We anticipate that the New Xos Board will consist of          members upon the consummation of the Business Combination. The primary responsibilities of the New Xos Board will be to provide oversight, strategic guidance, counseling and direction to New Xos’ management. The New Xos Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Xos Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to the Director Election Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

The New Xos Board will be divided into the following classes:

•        Class I, which Xos and NextGen anticipate will consist of          and         , whose terms will expire at New Xos’ first annual meeting of stockholders to be held after the completion of this offering;

•        Class II, which Xos and NextGen anticipate will consist of          and         , whose terms will expire at New Xos’ second annual meeting of stockholders to be held after the completion of this offering; and

•        Class III, which Xos and NextGen anticipate will consist          of and         , whose terms will expire at New Xos’ third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Xos

Board may have the effect of delaying or preventing changes in New Xos’ control or management. New Xos’ directors may be removed for cause by the affirmative vote of the holders of at least a majority of New Xos’ voting stock.

Director Independence

Upon the consummation of the Business Combination, the New Xos Board is expected to determine that each of the directors on the New Xos Board other than Dakota Semler and Giordano Sordoni will qualify as independent directors, as defined under the listing rules of The Nasdaq Stock Market LLC (the “Nasdaq listing rules”), and the New Xos Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, New Xos will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the New Xos Board in Risk Oversight/Risk Committee

Upon the consummation of the Business Combination, one of the key functions of the New Xos Board will be informed oversight of New Xos’ risk management process. The New Xos Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Xos Board as a whole, as well as through various standing committees of the New Xos Board that address risks inherent in their respective areas of oversight. In particular, the New Xos Board will be responsible for monitoring and assessing strategic risk exposure and New Xos’ audit committee will have the responsibility to consider and discuss New Xos’ major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Xos’ compensation committee will assess and monitor whether New Xos’ compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the New Xos Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New Xos Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. New Xos intends to comply with future requirements to the extent they will be applicable to New Xos. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Xos’ website.

Audit Committee

New Xos’ audit committee will consist of         ,          and         . The New Xos Board has determined that each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the New Xos Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

         will serve as the chair of the audit committee. The New Xos Board determined that          qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the New Xos Board considered          formal education and previous experience in financial roles. Both New Xos’ independent registered public accounting firm and management periodically will meet privately with New Xos’ audit committee.

The functions of this committee will include, among other things:

•        evaluating the performance, independence and qualifications of New Xos’ independent auditors and determining whether to retain New Xos’ existing independent auditors or engage new independent auditors;

•        reviewing New Xos’ financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of New Xos’ independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of New Xos’ internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of New Xos’ internal audit function;

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New Xos;

•        obtaining and reviewing at least annually a report by New Xos’ independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•        monitoring the rotation of partners of New Xos’ independent auditors on New Xos’ engagement team as required by law;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New Xos’ independent auditor;

•        reviewing New Xos’ annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with New Xos’ independent auditors and management;

•        reviewing with New Xos’ independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of New Xos’ financial controls and critical accounting policies;

•        reviewing with management and New Xos’ auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by New Xos regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in New Xos’ annual proxy statement;

•        reviewing and providing oversight of any related party transactions in accordance with New Xos’ related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New Xos’ code of ethics;

•        reviewing New Xos’ major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Xos intends to comply with future requirements to the extent they become applicable to New Xos.

Compensation Committee

New Xos’ compensation committee will consist of          and         .          will serve as the chair of the compensation committee. The New Xos Board has determined that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq. The functions of the committee will include, among other things:

•        reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•        reviewing and approving the compensation and other terms of employment of New Xos’ executive officers;

•        reviewing and approving performance goals and objectives relevant to the compensation of New Xos’ executive officers and assessing their performance against these goals and objectives;

•        making recommendations to the New Xos Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the New Xos Board;

•        reviewing and making recommendations to the New Xos Board regarding the type and amount of compensation to be paid or awarded to New Xos non-employee board members;

•        reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•        administering New Xos’ equity incentive plans, to the extent such authority is delegated by the New Xos Board;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for New Xos’ executive officers;

•        reviewing with management New Xos’ disclosures under the caption “Compensation Discussion and Analysis” in New Xos’ periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in New Xos’ annual proxy statement; and

•        reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the New Xos Board.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Xos intends to comply with future requirements to the extent they become applicable to New Xos.

Nominating and Corporate Governance Committee

New Xos’ nominating and corporate governance committee will consist of         ,          and         .          will serve as the chair of the nominating and corporate governance committee. The New Xos Board has determined that each of the members of New Xos’ nominating and corporate governance committee will satisfy the independence requirements of Nasdaq. The functions of this committee include, among other things:

•        identifying, reviewing and making recommendations of candidates to serve on the New Xos Board;

•        evaluating the performance of the New Xos Board, committees of the New Xos Board and individual directors and determining whether continued service on the New Xos Board is appropriate;

•        evaluating nominations by stockholders of candidates for election to the New Xos Board;

•        evaluating the current size, composition and organization of the New Xos Board and its committees and making recommendations to the New Xos Board for approvals;

•        developing a set of corporate governance policies and principles and recommending to the New Xos Board any changes to such policies and principles;

•        reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the New Xos Board current and emerging corporate governance trends; and

•        reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the New Xos Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Xos intends to comply with future requirements to the extent they become applicable to New Xos.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Xos’ compensation committee has ever been an executive officer or employee of New Xos. None of New Xos’ executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Xos Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Certificate of Incorporation, which will be effective upon consummation of the Business Combination, eliminates New Xos’ directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Xos’ directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Certificate of Incorporation requires New Xos to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Xos plans to maintain a directors’ and officers’ insurance policy pursuant to which New Xos’ directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Xos will enter into separate indemnification agreements with New Xos’ directors and officers. These agreements, among other things, require New Xos to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Xos’ directors or officers or any other company or enterprise to which the person provides services at New Xos’ request.

We believe these provisions in the Proposed Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

The New Xos Board will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of New Xos’ employees, executive officers and directors. The Code of Conduct will be available on New Xos’ website at www.Xostrucks.com. Information contained on or accessible through New Xos’ website is not a part of this proxy statement, and the inclusion of New Xos’ website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Xos Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New Xos expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

The New Xos Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Xos is able to recruit and retain qualified directors. Following the consummation of the Business Combination, New Xos intends to develop a board of directors’ compensation program that is designed to align compensation with New Xos’ business objectives and the creation of stockholder value, while enabling New Xos to attract, retain, incentivize and reward directors who contribute to the long-term success of New Xos.

XOS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which Xos’ management believes is relevant to an assessment and understanding of Xos’ consolidated results of operations and financial condition. The discussion should be read together with the section entitled “Selected Historical Financial and Operating Data of Xos” and the consolidated financial statements and related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with our pro forma financial information as of March 31, 2021 and for the three months ended March 31, 2021 (see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “Xos Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Xos and its consolidated subsidiaries prior to Closing.

Overview

We are a mobility solutions company manufacturing Class 5 to 8 battery-electric commercial vehicles and facilitating fleet operations. Our mission is to decarbonize commercial transportation by developing innovative technologies and intelligent mobility solutions at the intersection of energy and software. We developed the X-Platform (our proprietary, purpose-built vehicle chassis platform) and the X-Pack (our proprietary battery system) specifically for the medium- and heavy-duty commercial vehicle segment with a focus on last-mile commercial fleet operations. Our “Fleet-as-a-Service” package offers our customers a comprehensive suite of commercial products and services to facilitate electric fleet operations and seamlessly transition their traditional combustion-engine fleets to battery-electric vehicles.

Our innovative X-Platform and X-Pack provide modular features that allow us to accommodate a wide range of last-mile applications and enable us to offer clients industry-leading total cost of ownership. The X-Platform, our chassis platform, and X-Pack, our battery technology, are available for purchase as part of the Xos vehicle. The X-Platform and X-Pack were both engineered to be modular in nature to allow fleet operators to customize their vehicles to fit their commercial applications (e.g., upfitting with a specific vehicle body and/or tailoring battery range) for minimal additional cost. In addition to a competitive vehicle purchase price, our technology can also drive savings throughout ownership through increased vehicle uptime, greater payload capacity and reduced service and maintenance expense. Ninety percent of vehicles in our targeted segments operate on routes under 200 miles per shift (referred to as “last-mile” routes). Vehicles that fulfill these predictable last-mile routes generally return to base hubs on a daily basis. Such vehicles are ideal candidates for electrification as operators are able to connect them to dedicated charging infrastructure. Our modular and cost-effective vehicles have been on the road and in customers’ hands since 2018, validating the durability and low-cost design of our vehicles. As of June 1, 2021, we have entered into binding agreements and non-binding letters of intent, memorandums of understanding and other similar agreements with over a dozen customers. Under our binding agreements, our customers have agreed to purchase, subject to certain modiﬁcation and cancellation provisions, a total of over 2,000 vehicle units with the option to purchase an additional 4,000 units which expires at the end of 2022, for a total backlog of over 6,000 vehicles units. As of June 1, 2021, we have delivered 32 vehicles. We expect to deliver over 90% of the aforementioned contracted non-option orders by the end of 2022.

We have taken a conservative approach to capital deployment with our Flex manufacturing strategy, which leverages our strategic partners’ existing local facilities and labor to assemble up to 5,000 vehicles annually per facility once fully ramped up at an estimated future cost of approximately $45 million dollars per facility build out. This strategy enables us to scale our operations in a capital efficient manner and in lockstep with market demand. As of June 1, 2021, we have partnered with two third-party contract manufacturer partners to operate two Flex facilities with the combined capacity to manufacture approximately up to 10,000 vehicles per year once fully ramped up. Each of our current Flex facilities is tooled to produce approximately 2,000 vehicles per annum.

Our Fleet-as-a-Service product facilitates the transition from traditional internal combustion engine vehicles to battery electric vehicles and provides fleet operators with a comprehensive set of solutions and products (including, but not limited to, energy services, service and maintenance, vehicle telematics, OTA updates and financing) to transition to and to operate an electric fleet. This product offering will combine traditionally disaggregated services into a bundled service package, thus reducing the cost and friction associated with electrifying commercial fleets. Services to be offered in our Fleet-as-a-Service offerings include our proprietary technologies and in-house services (X-Platform, X-Pack, energy services, digital fleet management products, over-the-air software update technology, and a wide-range of service products) and offerings from our industry leading partners, such as Dickinson Fleet Services for service and maintenance and DLL for financing. Fleet-as-a-Service is expected to increase the lifetime revenue of each vehicle sold by us. As of June 1, 2021, five customers have subscribed to our Fleet-as-a-Service offering. As of March 31, 2021, we have generated $2.6 million in revenue (or 53% of our revenue) from vehicle sales and $2.3 million in revenue (or 47% of our revenue) from our Fleet-as-a-Service offering.

We believe our growth in the coming years is supported by the strong secular tailwinds of climate change and e-commerce. Commercial trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The U.S. federal, state and foreign governments, along with corporations such as UPS, FedEx and Amazon, have set ambitious goals to reduce greenhouse gas emissions. Simultaneously, e-commerce continues to grow rapidly and has been accelerated by changes in consumer purchasing behavior during the COVID-19 pandemic. We believe the increased regulation relating to commercial vehicles, the launch of sustainability initiatives from leading financial and corporate institutions and the rapid growth of last-mile logistics will fuel accelerated adoption of our products worldwide.

We expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

•        continue to invest in research and development and further develop and commercialize our core proprietary technologies including our X-Platform chassis platform, X-Pack battery system and Fleet-as-a-Service platform;

•        increase our investment in marketing and advertising, sales and distribution infrastructure to accelerate the growth in sales of our products and services;

•        continue to invest in servicing our growing portfolio of vehicles on the road including account management, maintenance and service technicians and the Xosphere Intelligence Platform;

•        continue to build out supply chain team as well as additional battery and vehicle Flex assembly lines to bolster manufacturing capacity and meet demand targets;

•        continue to build out finance operations to maintain and improve financial controls, financial planning and risk management;

•        invest in operations functions including IT, administration and human resources to maintain and improve our operational systems, processes and procedures;

•        obtain, maintain, expand, and protect our intellectual property portfolio including patents, trade secrets, trademarks and copyrights; and

•        further invest in infrastructure to operate in accordance with public company standards and guidelines.

Recent Developments

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate. On March 27, 2020, the CARES Act was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic.

As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities and the production schedule of our vehicles. In addition, various aspects of our business cannot be conducted remotely, including the testing and manufacturing of our vehicles. The spread of COVID-19 has also caused us and many of our contractors and service providers to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in testing activities, meetings, events and conferences), and collectively with our contractors and service providers, we may be required to take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to valuations.

Series A Equity Financing

During the fourth quarter of 2020, the Company executed the initial closing of a financing round and issued Series A preferred shares (the “Series A Financing’’). The Series A Financing included the authorization of 25,794,475 shares of preferred stock in classes A through A-10. Class A was allocated to investors who contributed new money to the Company, while Class A-1 through A-10 were issued in exchange to convertible note holders. As part of this raise, 1,411,764 preferred Class A shares and one warrant exercisable for 319,411 of preferred Class A shares were issued for aggregate cash proceeds of $9.5 million and a subscription receivable of $2.4 million. As a result of this transaction and other transactions with the Company’s common stock, the Company had outstanding subscription receivable balances of $2.8 million as of December 31, 2020. Such subscription receivable balances were presented net of additional paid in capital in these financial statements. Subsequent to year-end, the Company issued an additional 3,739,846 preferred Class A shares raising $31.8 million in cash proceeds, and the conversion of the $30,000 simple agreement for future equity (“SAFE”) Note. This transaction triggered a contractual conversion of all of the convertible debt and accrued interest into preferred stock issuing shares in Class A-1 through A-10.

Comparability of Financial Information

Our future results of operations and financial position may not be comparable to historical results as a result of the Business Combination.

Business Combination and Public Company Costs

On February 21, 2021, NextGen entered into the Merger Agreement with Merger Sub and Xos, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into Xos, the separate corporate existence of Merger Sub will cease and Xos will be the surviving corporation and a wholly owned subsidiary of NextGen and (ii) NextGen will change its name to “Xos, Inc.” or such other name as may be agreed to by NextGen and Xos prior to Closing. Xos will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning Xos’ financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

The Business Combination will be accounted for as a reverse recapitalization. Under this method of accounting, NextGen will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated increase in cash (as compared to our consolidated balance sheet at December 31, 2020) of between approximately $171.2 million, assuming maximum shareholder redemptions permitted under the Merger Agreement, and $515.0 million, assuming no shareholder redemptions, and, in each case, including $200 million in gross proceeds from the PIPE Financing by the PIPE Investors (which excludes $20 million gross proceeds from the sale of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering). Total non-recurring transaction costs are estimated at approximately $60 million, of which we expect approximately $60 million to be expensed. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, Xos will become the successor to an SEC-registered and Nasdaq-listed company with ticker “XOS”, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.”

Successful commercialization of our products and services

We expect to derive future revenue from sales of our vehicles, battery systems and Fleet-as-a-Service offering. As many of these products are in development we will require substantial additional capital to continue developing our products and services and bring them to full commercialization as well as and fund our operations for the foreseeable future. Until we can generate sufficient revenue from product sales, we expect to finance our operations through commercialization and production with proceeds from the Business Combination and the Series A Financing. The amount and timing of our future funding requirements, if any, will depend on many factors, including the pace and results of our commercialization efforts.

Customer Demand

We have sold a limited number of our vehicles to our existing customers, have agreements with future customers and have received interest from other potential customers. We expect that the sales of our vehicles and services to our existing and future customers will be an important indicator of our performance.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xos and its wholly owned subsidiary, Rivordak. All significant intercompany accounts and transactions have been eliminated in consolidation. All long-lived assets are maintained in, and all losses are attributable to, the United States. See Note 1 in the accompanying audited consolidated financial statements for more information.

Components of Results of Operations

Basis of Presentation

Currently, Xos conducts business through one operating segment. As of the date of this proxy statement/prospectus, Xos is an early stage growth company with minimal commercial operations and its activities to date have been conducted exclusively within the United States. For more information about Xos’ basis of operations, refer to Note 1 in the accompanying financial statements of Xos included elsewhere in this proxy statement/prospectus.

Revenues

To date, we have primarily generated revenues from the sale of electric step van and strip chassis vehicles and battery systems and the licensing of our software systems. Our strip chassis is our vehicle offering that comprises our X-Platform electric vehicle base and X-Pack battery systems, which customers can upfit with their preferred vehicle body. As we continue to expand our commercialization, we expect our revenue to come from these products and other vehicle offerings including chassis cabs, which will feature our chassis and powertrain with the inclusion of a proprietarily designed cab, and tractors, a shortened version of the chassis cab designed to haul trailers (also known as “day cabs”), that travel in last mile use cases. In addition, we will offer a full-suite of service offerings including energy services, service and maintenance, telematics and financing.

We recognize revenue consisting of product sales, inclusive of shipping and handling charges, net of estimates for customer allowances. Revenue is measured as the amount of consideration we expect to receive in exchange for delivering products. All revenue is recognized when we satisfy the performance obligations under the contract. We recognize revenue by delivering the promised products to the customer, with the revenue recognized at the point in time the customer takes control of the products. For shipping and handling charges, revenue is recognized at the time the products are delivered to or picked up by the customer. The majority of our contracts have a single performance obligation, which is met at the point in time that the product is delivered, and title passes to the customer, and are short term in nature.

Cost of Goods Sold

To date, our cost of goods sold has included materials and other direct costs related to production of our vehicles, including components and parts, batteries, and direct labor costs, among others. Materials include inventory purchased from suppliers, as well as assembly components that are assembled by company personnel. Direct labor costs relate to the wages of those individuals responsible for the assembly of vehicles delivered to customers. We are continuing to undertake efforts to find more cost-effective vendors and sources of parts to lower our overall cost of production. Direct labor and overhead costs relate primarily to expenses incurred through our third-party manufacturing partners. We expect these expenses to increase in future periods as production volume increases to meet expected growth in customer demand.

Research and Development Expense

Research and development expenses consist primarily of costs incurred for the design and development of our vehicles and battery systems, which include:

•        Expenses related to materials and, supplies consumed in the development and modifications to existing vehicle designs, new vehicle designs contemplated for additional customer offerings, and our battery pack design; and

•        Fees paid to third parties such as consultants and contractors for engineering and computer-aided design (CAD) work on vehicle designs and other third-party services.

We expect our research and development costs to increase materially for the foreseeable future as we continue to invest in research and development of our battery systems, chassis design and certain other technologies. As such, we expect salaries, benefits, and expenses related to those employees whose primary function is in the design and development of new and redesigned vehicle and battery design (primarily in our engineering department) to increase and be allocated.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of expenses related to our marketing of vehicles and brand initiatives. These marketing efforts include travel expenses of our sales force who are primarily responsible for introducing our platform and offerings to potential customers. Expenses related to web design, marketing and promotional items, and consultants who assist in the marketing of the Company are also included in these expenses.

We expect these expenses to increase for the foreseeable future as travel expands due to the planned expansion of our sales team and increasing deployment of both direct and indirect marketing efforts.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) consist of personnel-related expenses, outside professional services, including legal, audit and accounting services, as well as expenses for facilities, non-sales related travel, and general office supplies and expenses. Personnel-related expenses consist of salaries, benefits, stock-based compensation, and associated payroll taxes. Overhead items including rent, insurance, utilities, and other items are included as selling, general and administrative expenses.

We expect our SG&A to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. We also expect to begin to allocate personnel-related expenses to the departments in which employees provide their primary service, including sales and marketing, and research and development. Corporate executives, finance legal and other administrative functions’ personnel-related expenses will remain as a selling, general, and administrative expense.

Depreciation Expense

Depreciation is provided on property and equipment over the estimated useful lives on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed, and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of loss. No depreciation is allocated to cost of goods sold, research and development, or selling, general and administrative expenses.

Interest Expense

Interest income (expense) consists primarily of interest received or earned on our cash and cash equivalents and note receivable balances. Interest expense includes interest paid on our equipment loans and convertible notes, as well as the amortization of the associated discount on the convertible notes.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 to the Three Months Ended March 31, 2020

The following table sets forth our historical operating results for the periods indicated:

	For the Three Months Ended March 31,
(in thousands)	2021	2020	$ Change	% Change
Revenues	$793	$176	$617	251%
Cost of goods sold	672	288	384	33%
Gross profit	121	(112)	223	(308)%
Costs and Expenses
Selling, general, and administrative expense	3,364	804	2,560	218%
Research and development	2,167	100	2,067	1,967%
Depreciation	89	—	89	n/a
Sales and marketing expenses	45	55	(10)	(118)%
Total Costs and Expenses	5,665	959	4,706	391%
Loss from Operations	(5,544)	(1,071)	(4,473)
Other (Income) and Expenses
Interest expense	8	166	(158)	(95)%
Change in fair value of derivative instruments	(6,394)	—	(6,394)	n/a
Write off of subscription receivable	379	—	379	n/a
Realized loss on extinguishment of debt	14,104	—	14,104	n/a
Other expenses	209	—	209	n/a
Total Other (Income) and Expenses	8,306	166	8,140	4,903%
Net Loss	$(13,850)	$(1,237)	$(12,613)	(1,020)%

Revenues

Our total revenue increased by $0.6 million or 251% from $0.2 million in the three months ended March 31, 2020 to $0.8 million in the three months ended March 31, 2021. The increase was related to an increase in the sales of our vehicles to new and existing customers. We increased sales by selling three vehicles and one powertrain in the three months ended March 31, 2021 compared to three powertrains in the three months ended March 31, 2020. This increase was the result of an increase in the number of vehicles delivered to one customer, and the addition of one new customer.

Cost of Goods Sold

Cost of goods sold increased by $0.4 million or 33% from $0.3 million in the three months ended March 31, 2020 to $0.7 million in the three months ended March 31, 2021. The increase in the cost of goods sold was directly related to the increased sales of our vehicles. We are continuously working to source materials from more cost-effective sources, and have begun negotiating larger purchase orders with vendors to capitalize on purchase price discounts where available.

Research and Development

Research and development expenses increased by $2.1 million or 1,967% from $0.1 million in the three months ended March 31, 2020 to $2.2 million in the three months ended March 31, 2021. The increase was primarily due to the development of new battery designs and product offerings as well as further refinement of our chassis design. These increased costs were incurred through the utilization of consultants and software licenses who were tasked to assist company personnel in the design, development and testing of our next generation battery design and redesigning existing vehicle designs to accommodate the dimensions and requirements of the new battery packs. We also began classifying the salaries of those individuals responsible for research and development activities from selling, general and administrative expenses to research and development expenses.

Selling, General, and Administrative

Selling, general, and administrative expenses increased by $2.6 million or 218% from $0.8 million in the three months ended March 31, 2020 to $3.4 million in the three months ended March 31, 2021, primarily due to an increase in personnel including sales, legal and accounting personnel relating to the Business Combination. We also increased our spend relating to consultants who assisted in the implementation of our new ERP system, financial processes, and legal consultants who consulted on the Business Combination. We also increased our spend on the previously mentioned new ERP system and our new headquarters.

Interest Expense

Interest expense decreased by $0.2 million or 95% from $0.2 million in the three months ended March 31, 2020 to $0.0 million in the three months ended March 31, 2021.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

The following table sets forth our historical operating results for the periods indicated:

	For the Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Revenues	$2,641	$1,147	$1,494	130%
Cost of goods Sold	2,341	806	1,535	190%
Gross profit	300	341	(41)	(12)%
Costs and Expenses
Selling, general, and administrative expense	7,112	3,907	3,205	82%
Research and development	4,577	362	4,215	1163%
Depreciation	296	239	57	24%
Sales and marketing expenses	187	207	(20)	(9)%
Total Costs and Expenses	12,172	4,715	7,457	158%
Loss from Operations	(11,872)	(4,374)	(7,498)	171%
Interest expense	3,285	559	2,726	487%
Change in fair value of derivative instruments	1,510	—	1,510	—
Net Loss	$(16,667)	$(4,933)	$(11,734)	238%

Revenues

Our total revenue increased by $1.5 million or 130% from $1.1 million in the year ended December 31, 2019 to $2.6 million in the year ended December 31, 2020. The increase in revenue was related to an increase in the sales of our vehicles to new and existing customers. We increased sales by selling 17 vehicles in 2020 compared to 7 in 2019. This increase was the result of an increase in the number of vehicles delivered to one customer, and the addition of four new customers.

Cost of Goods Sold

Cost of goods sold increased by $1.5 million or 190% from $0.8 million in the year ended December 31, 2019 to $2.3 million in the year ended December 31, 2020. The increase in the cost of goods sold was directly related to increased sales of our vehicles. We are continuously working to source materials from more cost-effective sources, and have begun negotiating larger purchase orders with vendors to capitalize on purchase price discounts where available.

Research and Development

Research and development expenses increased by $4.2 million or 1,163% from $0.4 million in the year ended December 31, 2019 to $4.6 million in the year ended December 31, 2020. The increase was primarily due to the development of new battery designs and product offerings as well as further refinement of our chassis design. These increased costs were incurred through the utilization of consultants and software licenses who were tasked to assist company personnel in the design, development and testing of our next generation battery design and redesigning existing vehicle designs to accommodate the dimensions and requirements of the new battery packs.

Selling, General, and Administrative

Selling, general, and administrative expenses increased by $3.2 million or 82% from $3.9 million in the year ended December 31, 2019 to $7.1 million in the year ended December 31, 2020, primarily due to an increase in personnel including sales, legal and accounting personnel relating to the Business Combination. We also increased our spend relating to consultants who assisted in the implementation of our new ERP system, financial processes, and legal consultants who consulted on the Business Combination. We also increased our spend on the previously mentioned new ERP system.

Interest Expense

Interest expense increased by $2.7 million or 487%, from $0.6 million in the year ended December 31, 2019 to $3.3 million in the year ended December 31, 2020. This increase is primarily the result of the accrued interest related to the issuance of additional convertible notes during the year and amortization of the discount on notes payable.

Comparison of Year Ended December 31, 2019 to Year Ended December 31, 2018

The following table sets forth our historical operating results for the periods indicated:

	For the Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Revenues	$1,147	$308	$839	272%
Cost of Goods Sold	806	92	714	776%
Gross Profit	341	216	125	58%
Costs and Expenses
General, and administrative expense	3,907	1,944	1,963	101%
Research and development	362	1,544	(1,182)	(77)%
Depreciation	239	121	118	98%
Sales and marketing expenses	207	204	3	1%
Total Costs and Expenses	4,715	3,813	902	24%
Loss from Operations	(4,374)	(3,597)	(777)	22%
Interest Expense	559	351	208	59%
Net Loss	$(4,933)	$(3,948)	$(985)	25%

Revenues

Our total revenue increased by $0.8 million or 272%, from $0.3 million in the year ended December 31, 2018 to $1.1 million in the year ended December 31, 2019. The increase in revenue was primarily related to expanding our customer base and sale of our vehicles. We increased the number of vehicles delivered from one in 2018 to seven in 2019, increasing our customer base from one to three customers.

Cost of Goods Sold

Cost of goods sold increased by $0.7 million or 776%, from $0.1 million in the year ended December 31, 2018 to $0.8 million in the year ended December 31, 2019. The increase in cost of revenues was primarily related to an increase in the sales of our vehicles.

Research and Development

Research and development expenses decreased by $1.2 million or (77)%, from $1.5 million in year ended December 31, 2018 to $0.4 million in year ended December 31, 2019. The decrease was primarily due to the Company moving from development to production of its powertrain offering.

Selling, General, and Administrative

Selling, general, and administrative expenses increased by $2.0 million or 101%, from $1.9 million in the year ended December 31, 2018 to $3.9 million in the year ended December 31, 2019, primarily driven by an increase of personnel as we began to expand our administrative, engineering and design teams.

Interest Expense

Interest expense increased by $0.2 million from $0.4 million in the year ended December 31, 2018 to $0.6 million in the year ended December 31, 2019. This increase relates to accrued interest on the issuance of convertible notes.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

“EBITDA” is defined as net loss before other non-operating expense or income, income tax expense or benefit, and depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA adjusted for stock-based compensation and other non-recurring items determined by management. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020, respectively:

(in thousands)	Three Months Ended March 31,
	2021	2020
Net loss	$(13,850)	$(1,237)
Interest (income) expense, net	8	166
Depreciation	89	—
EBITDA	$(13,753)	$(1,071)
Change in fair value of derivative instruments	(6,394)	—
Stock based compensation	2	—
Adjusted EBITDA	$(20,145)	$(1,071)

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2020 and 2019, respectively:

(in thousands)	Years Ended December 31,
	2020	2019
Net loss	$(16,667)	$(4,933)
Interest (income) expense, net	3,285	559
Depreciation	296	239
EBITDA	$(13,086)	$(4,135)
Change in fair value of derivative instruments	1,510	—
Stock based compensation	12	279
Adjusted EBITDA	$(11,564)	$(3,856)

Liquidity and Capital Resources

Prior to our Series A Financing in December 2020, we had financed our operations primarily from the sales of convertible notes. In December 2020, we had the initial closing of our Series A Financing and in the first quarter of 2021, we completed the Series A Financing, including the conversion of all our convertible notes into shares of redeemable preferred stock. As of March 31, 2021, our principal sources of liquidity were our cash and cash equivalents in the amount of $35.5 million. See Note 8 in the accompanying financial statements of Xos included elsewhere in this proxy statement/prospectus for additional discussion of the Series A Financing.

As an early stage growth company, the net losses we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses in accordance with our operating plan as we continue to expand our research and development activities with respect to our vehicles and battery systems, scale our operations to meet anticipated demand and establish our Fleet-as-a-Service offering. We have realized recurring losses from operations and have cash outflows from operating activities that raise substantial doubt about our ability to continue as a going concern.

Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition and operating results.

As of the date of this proxy statement/prospectus, our existing cash resources, including capital raised in the Series A Financing, are sufficient to support planned operations for the next 12 months. As a result, the Xos’ management believes that its current financial resources are sufficient to continue operating activities for at least one year past the issuance date of the financial statements.

Cash Flows Summary

The following table provides a summary of cash flow data:

	Three Months Ended March 31,		Years Ended December 31,
(in thousands)	2021	2020	2020	2019
Net cash used in operating activities	$(8,782)	$(2,184)	$(12,338)	$(2,214)
Net cash used in investing activities	(202)	(29)	(407)	(314)
Net cash provided by financing activities	34,153	3,462	23,085	1,687

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development and selling, general, and administrative activities. Our operating cash flows are also affected by our working capital needs to support growth in inventory reserves and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $8.8 million for the three months ended March 31, 2021, primarily consisting of a net loss of $5.5 million from normal operations of the Company, $1.4 million additional inventory as our production ramps, and a $0.8 million increase in current assets primarily an increase in prepaid inventory.

Net cash used in operating activities was $2.2 million for the three months ended March 31, 2020, primarily consisting of a net loss of $1.2 million from normal operations of the Company, $0.6 increases in inventory, $0.3 increase in interest payable on convertible debt, and a $0.3 increase in accounts payable.

Net cash used in operating activities was $12.3 million for the year ended December 31, 2020. The most significant component of our cash used during this period was a net loss of $16.7 million, which included non-cash charges of $1.5 million related to the change in fair value of derivative instruments, $1.7 million related to non-cash interest expense, $0.8 million in changes of operating assets and liabilities and $0.3 million of depreciation.

Net cash used in operating activities was $2.2 million for the year ended December 31, 2019. The largest component of our cash used during this period was a net loss of $4.9 million, which included non-cash charges of $0.2 million of depreciation, $2.2 million from changes in operating assets and liabilities and $0.3 million related to stock-based compensation.

Cash Flows from Investing Activities

We continue to experience negative cash flows from investing activities as we expand our business. Cash flows from investing activities primarily relate to capital expenditures to support our growth. Net cash used in investing activities is expected to continue to expand.

Net cash used in investing activities was $0.2 million for the three months ended March 31, 2021, primarily consisting of property and equipment additions.

Net cash used in investing activities was $29 thousand for the three months ended March 31, 2020, primarily consisting of property and equipment additions.

Net cash used in investing activities was $0.4 million for the year ended December 31, 2020, which primarily consisted of the acquisition of additional equipment and office equipment and vehicles associated with the increase in headcount.

Net cash used in investing activities was $0.3 million for the year ended December 31, 2019, which primarily consisted of new shop tools, software licenses, and vehicles which are associated with the expansion of the engineering and administrative teams.

Cash Flows from Financing Activities

Net cash used provided by financing activities was $34.2 million for the three months ended March 31, 2021, primarily consisting of the collection of the outstanding subscription receivable in the amount of $2.4 million and the issuance of new preferred equity for cash and the conversion of convertible notes payable in the amount of $31.8 million.

Net cash used provided by financing activities was $3.5 million for the three months ended March 31, 2020, primarily consisting of the issuance of convertible notes payable in the amount of $3.5 million.

Net cash provided by financing activities was $23.1 million for the year ended December 31, 2020, which primarily consisted of our Series A Financing in December 2020, resulting in the receipt of $12.0 million in cash and subscription receivables as of year-end, with an additional $31.8 million received in January and February 2021. As part of this financing, we also converted all of our convertible debt and accrued interest to additional shares of preferred stock in January 2021.

Net cash provided by financing activities was $1.7 million for the year ended December 31, 2019, which was primarily due to proceeds from the issuance of convertible notes and accrued interest on equipment loans and notes payable.

Contractual Obligations and Commitments

We do not have any material contractual obligations or other commitments as of December 31, 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. Our most significant estimates and judgments involve valuation of share-based compensation, including the fair value of common stock, and the valuation of the convertible notes payable, SAFE note, and derivative liability. We base our estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.

There have been no material changes to our critical accounting policies and estimates as described in the accompanying financial statements as of and for the year ended 2020.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements (see Note 2 in the accompanying audited financial statements), we believe that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Share-Based Compensation

We account for share-based payments that involve the issuance of shares of common stock to employees and nonemployees and meet the criteria for equity-classified awards as share-based compensation expense based on the grant-date fair value of the award. We issue stock options and RSU awards to employees and non-employees. We believe the fair value of the award is more readily determinable than the fair value of the services received.

The fair value of the stock options issued to employees and nonemployees was estimated at each grant date using the Black-Scholes model which requires the input of the following subjective assumptions:

(a)     the length of time grantees will retain their vested awards before exercising them for employees and the contractual term of the options for nonemployees (“expected term”);

(b)    The volatility of our common stock price over the expected term;

(c)     the expected dividends rate; and

(d)    the risk-free interest rate over the award’s expected term.

See Note 7 in the accompanying audited financial statements for additional discussion of the rates and terms noted above.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Internal Control Over Financial Reporting

In connection with our internal controls over the financial reporting process we have implemented the below, to appropriately prevent or detect a material misstatement of our annual or interim financial statements, on a timely basis.

•        The entire finance department was replaced and a new team was implemented beginning in mid-2020. The department has been expanded since this time to continue to address and implement additional internal controls, and ensure the ability to have timely financial reporting.

•        We have recruited additional personnel, in addition to utilizing third-party consultants and specialists, to supplement our internal resources.

•        We have expanded cross-functional involvement and input into period end expense accruals, as well as implemented process improvements in both our IT and business cycle processes.

•        We have been and continue to design and implement additional automation and integration in our financially significant systems, most recently with the implementation of our new enterprise resource planning (ERP) system.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address matters we identify.

No material weaknesses were identified in connection with the audit of our financial statements for the years ended December 31, 2020, and 2019.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, and foreign currency exchange rates, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2021, we had cash and cash equivalents of $35.2 million which are not invested in interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. Therefore, interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Foreign Currency Risk

There was no material foreign currency risk for the years ended December 31, 2020 or 2019.

EXECUTIVE COMPENSATION

The following disclosure concerns the compensation arrangements of Xos’ named executive officers. This discussion contains forward-looking statements that are based on New Xos’ current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Xos adopts may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this section to Xos refer to Xos and/or its subsidiaries prior to the consummation of the Business Combination.

To achieve Xos’ goals, Xos has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Xos’ goals.

Xos believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders.

This section provides an overview of Xos’ executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

Xos’ board of directors, with input from its Chief Executive Officer, has historically determined the compensation for Xos’ named executive officers. For the year ended December 31, 2020, Xos’ named executive officers were:

Dakota Semler — Chief Executive Officer

Giordano Sordoni — Chief Operating Officer

Robert Ferber — Chief Technology Officer

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2020.

	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
Dakota Semler Chief Executive Officer	2020	34,615	—	—		34,615

Giordano Sordoni Chief Operating Officer	2020	119,769	—	—		119,769

Robert Ferber Chief Technology Officer	2020	207,692	—	15,000	(1)	222,692

____________

(1)      Consists of $15,000 paid as a one-time housing allowance.

Narrative Disclosure to Summary Compensation Table

For 2020, the compensation program for Xos’ named executive officers consisted of base salary and, with respect to Mr. Ferber, a housing allowance.

Base Salary

Historically, Messrs. Semler and Sordoni accepted salaries that were below market for each executive’s duties, authorities, contributions and performance to account for the fact that Xos was a start-up with limited funds and to reflect their commitment to Xos’ long-term success. The base salaries for Messrs. Semler and Sordoni were increased in 2020 to reflect each executive’s duties, authorities, contributions, and performance.

Cash Bonus

Xos does not have any formal arrangements with its named executive officers providing for annual cash bonus awards. Xos did not award the named executive officers any cash bonuses with respect to 2020 performance but it did provide Mr. Ferber with a one-time housing allowance of $15,000 in 2020.

Benefits and Perquisites

Xos provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; employee assistance program; life planning financial and legal resources; and worldwide emergency travel assistance. Xos does not maintain any executive-specific benefit or executive perquisite programs other than as provided in the agreements described in the section immediately below and Mr. Ferber’s housing allowance.

Other than the director and officer insurance coverage Xos maintains for its directors and officers, Xos does not maintain any executive-specific health and welfare benefit or perquisites.

Health and Welfare Benefits and Perquisites

Xos provides benefits to its named executive officers on the same basis as provided to all of its employees, including: health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; life planning financial and legal resources; and worldwide emergency travel assistance.

Agreements with Xos Named Executive Officers

Xos currently maintains offer letter agreements with Dakota Semler, Giordano Sordoni, and Robert Ferber as summarized below.

Offer letter agreement with Dakota Semler

On September 6, 2016, Dakota Semler entered into an offer letter agreement with Xos to serve as Chief Executive Officer, together with a Non-Disclosure Agreement. Mr. Semler’s employment will continue until terminated in accordance with the terms of the offer letter agreement. Pursuant to the offer letter agreement, which authorized discretionary salary increases by Xos, Mr. Semler accepted a below market base salary of $1.00 annually at the time of the offer letter execution which was adjusted in 2020 to provide for a base salary of $75,000 per year.

Offer letter agreement with Giordano Sordoni

On September 7, 2016, Giordano Sordoni entered into an offer letter agreement with Xos to serve as Director of Business Development, together with a Non-Disclosure Agreement. On October 12, 2018, Mr. Sordoni entered into a Proprietary Information and Inventions Agreement with Xos, effective as of September 1, 2016, containing customary non-solicitation, and intellectual property assignment provisions. Mr. Sordoni’s employment will continue until terminated in accordance with the terms of the offer letter agreement. Pursuant to the offer letter agreement, which authorized discretionary salary increases by Xos, Mr. Sordoni accepted a below market base salary at the time of the offer letter execution which was adjusted in 2020 to provide for a base salary of $150,000 per year.

Offer letter agreement with Robert Ferber

On April 10, 2019, Robert Ferber entered into an offer letter agreement with Xos to serve as Chief Technical Officer, together with Xos’ standard Confidentiality and Inventions Assignment Agreement containing customary confidentiality, non-solicitation, and intellectual property assignment provisions. Mr. Ferber’s employment will continue until terminated in accordance with the terms of the offer letter agreement. Pursuant to the offer letter agreement, Mr. Ferber’s base salary is $200,000 per year. If Xos experiences an Equity Financing (as defined in the offer letter agreement) during Mr. Ferber’s employment, Mr. Ferber’s salary will be increased to $305,000. Pursuant to the terms of his offer letter, Mr. Ferber was eligible for a grant of 500,000 Xos stock options if approved by the Xos board of directors. The Xos board of directors approved such grant in June of 2019. Under his offer letter agreement, Mr. Ferber is eligible to participate in Xos’ standard benefit plans maintained for the benefit of Xos’ employees. Mr. Ferber’s offer letter agreement provides that Xos will arrange for an office in San Mateo County, or San Jose,

California, for use by Mr. Ferber. In addition, Mr. Ferber’s weekly travel expenses to Xos’ headquarters, and local accommodations in Los Angeles, will be paid by Xos. Mr. Ferber’s offer letter provides that in the event of his travel on behalf of Xos exceeding four nights away from California, Xos will pay for certain additional expenses. No such expenses for travel or accommodations were incurred by Mr. Ferber in 2020.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by Xos’ named executive officers as of December 31, 2020.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Option Exercise Price ($)	Option Expiration Date
Robert Ferber	6/7/2019	4/10/2019	10,417	322,917	(2)	$0.03	6/6/2029

____________

(1)      All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Xos’ common stock on the date of grant, as determined in good faith by Xos’ board of directors.

(2)      25% of the shares subject to the option will vest on the first anniversary of the vesting commencement date and thereafter one-forty-eighth of the shares subject to the option vest monthly, subject to continuous service with Xos.

Equity Benefit Plans

Xos 2018 Stock Option Plan

2018 Stock Plan

In November 2018, Xos’ board of directors adopted, and Xos’ stockholders approved, the 2018 Stock Option Plan (the “2018 Plan”). The 2018 Plan was most recently amended in June 2019. Xos will not grant any additional awards under the 2018 Plan after the Xos 2021 Equity Incentive Plan (the “2021 Plan”) becomes effective and will terminate the 2018 Plan and cancel any shares remaining available for future issuance under the 2018 Plan prior to the closing of the Business Combination. However, the 2018 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2018 Plan.

Stock Awards.    The 2018 Plan provides for the direct award or sale of shares of Xos common stock, the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Internal Revenue Code to Xos’ employees and employees of certain of Xos’ affiliates, and for the grant of nonqualified stock options (“NSOs”) and restricted stock units to such employees, Xos’ directors and consultants engaged by Xos or any of Xos’ affiliates.

Authorized Shares.    As of March 31, 2021, an aggregate of 16,390,023 shares of Xos’ common stock were reserved for issuance under the 2018 Plan. As of March 31, 2021, there were stock options to purchase 1,197,719 shares of Xos common stock under the 2018 Plan.

Plan Administration.    The Xos board of directors administers and interprets the 2018 Plan, and may delegate its authority to two or more committees of its board of directors, referred to as the “plan administrator” herein. Under the 2018 Plan, the plan administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2018 Plan. With respect to awards granted to participants outside of the United States, the plan administrator may vary provisions of the plan as necessary.

Stock Options.    The 2018 Plan provides for the grant of both ISOs and NSOs to purchase shares of Xos common stock. ISOs and NSOs are granted under stock option agreements between the optionee and Xos. The plan administrator determines the exercise price for stock options within the terms and conditions of the 2018 Plan; provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of Xos’ common stock on the date of grant (or in the case of 10% stockholders, not less than 110% of the fair market value of Xos’ common stock). Options granted under the 2018 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Units (RSUs).    Xos RSUs represent the right to receive shares of Xos common stock at a specified date in the future. No cash consideration is required for the receipt of Xos RSUs. Xos RSUs are settled on the date(s) determined by the plan administrator and may be settled in shares of Xos common stock, cash, or a combination thereof. The plan administrator determines the vesting conditions of Xos RSUs in its sole discretion.

Changes to Capital Structure.    In the event of any stock dividend, subdivision, combination or consolidation, reclassification or any other increase or decrease or similar change in Xos’ capital structure, the plan administrator will adjust as appropriate (i) the number and kind of shares that may be delivered under the 2018 Plan and the number of shares covered by each outstanding award, (ii) the exercise or purchase price per share under each outstanding award, and (iii) any applicable repurchase price per share.

Corporate Transactions.    In the event of a sale of all or substantially all of Xos’ assets or stock, or a merger or consolidation, each outstanding award will be treated as the plan administrator determines. The plan administrator may provide for (i) the assumption or substitution of awards by the surviving corporation, (ii) the cancellation of awards in exchange for a payment equal to the excess of the value of the property received by the holders of Xos’ common stock as a result of the transaction, over the exercise price of the award, or (iii) the cancellation of awards for no consideration. Additionally, in the case of options, the plan administrator may provide (A) that any optionee’s right to exercise will be temporarily suspended for a limited period of time prior to the corporate transaction if necessary to facilitate the corporate transaction, and (B) the for the termination of any early exercise right the optionee may have, such that following the closing of the corporation transaction the option may only be exercised as to any vested portion.

Plan Amendment or Termination.    The Xos board of directors may at any time amend, suspend or terminate the 2018 Plan. Certain material amendments to the 2018 Plan may require the written consent of holders of outstanding awards or of Xos’ stockholders, as applicable. As discussed above, Xos will terminate the 2018 Plan prior to the closing of the Business Combination and no new awards will be granted thereunder following such termination.

Non-Employee Director Compensation

In 2020, no director received cash retainers, equity or other compensation for service on Xos’ board of directors. Xos currently has no formal arrangements under which directors receive compensation for their service on Xos’ board of directors or its committees. Xos’ policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. Messrs. Semler and Sordoni do not receive additional compensation for their services as a director.

New Xos Executive Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, Xos intends to develop an executive and director compensation program that is designed to align compensation with New Xos’ business objectives and the creation of stockholder value, while enabling New Xos to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Xos.

Executive Compensation

The policies of New Xos with respect to the compensation of its executive officers and following the Business Combination will be administered by the New Xos Board in consultation with its Compensation Committee. We expect that the compensation policies followed by New Xos will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of New Xos and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its Compensation Committee, the New Xos Board may utilize the services of third parties from time to time in connection with the hiring and determination of compensation awarded to executive employees. New Xos is currently negotiating the terms of new employment agreements with the individuals that are expected to become the senior executive officers of New Xos (which will be subject to the successful Closing).

Director Compensation

It is anticipated that the Compensation Committee of the New Xos Board will determine the annual compensation to be paid to the members of the New Xos Board upon completion of the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of NextGen ordinary shares as of June 1, 2021 and (ii) the expected beneficial ownership of shares of New Xos common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:

•        each person who is known to be the beneficial owner of more than 5% of NextGen ordinary shares and/or is expected to be the beneficial owner of more than 5% of shares of New Xos common stock post-Business Combination;

•        each of NextGen’s current executive officers and directors;

•        each person who will become an executive officer or director of New Xos post-Business Combination; and

•        all executive officers and directors of NextGen as a group pre-Business Combination, and all executive officers and directors of New Xos post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of NextGen ordinary shares pre-Business Combination is based on 46,875,000 NextGen ordinary shares issued and outstanding as of June 1, 2021, which includes an aggregate of 9,375,000 NextGen Class B ordinary shares outstanding as of such date.

The expected beneficial ownership of shares of New Xos common stock after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

•        A “no redemption” scenario that assumes no public shareholders of Next Gen exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account

•        A “maximum redemption” scenario that assumes 35,500,000 of the public shares are redeemed for their pro rata share of the funds in NextGen’s trust account. This scenario gives effect to NextGen’s public share redemptions of 35,500,000 shares for aggregate redemption payments of $355.0 million and is based on the Minimum Cash Condition that NextGen will have a minimum of $220.0 million in cash comprising (i) the cash held in the trust account after giving effect to NextGen share redemptions (but prior to the payment of any (a) deferred underwriting commissions being held in the trust account and (b) transaction expenses of Xos or NextGen) and (ii) the PIPE Investment Amount actually received by NextGen at or prior to the Closing Date. The Minimum Cash Condition is waivable by Xos, and if so waived, the maximum amount of redemptions could exceed the 35,500,000 public share redemption scenario presented herein.

Based on the foregoing assumptions, and including the 20,000,000 shares of New Xos common stock issued in connection with the PIPE Investment (which excludes the 2,000,000 shares of New Xos common stock to be sold by the Founders pursuant to the Founders Secondary Offering), we estimate that there would be 194,130,125 shares of New Xos common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 158,630,125 shares of New Xos common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of New Xos common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of June 1, 2021.

Unless otherwise indicated, NextGen believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination and PIPE Investment				Post-Business Combination and PIPE Investment
					Assuming No Redemption		Assuming Redemption
Name and Address of Beneficial Owner(1)	Number of NextGen Ordinary Shares(2)	% of NextGen Class A Ordinary Shares	% of NextGen Class B Ordinary Shares	% of NextGen Ordinary Shares	Number of Shares of New Xos Common Stock	%	Number of Shares of New Xos Common Stock	%
5% Holders
Entities affiliated with Millennium Management LLC(3)	3,149,999	9.0%	—	6.7%	3,149,999	1.6%	—	—
Entities affiliated with Glazer Capital, LLC(4)	3,003,903	8.0%	—	6.4%	3,003,903	1.6%	—	—
Entities affiliated with Empyrean Capital, LLC(5)	2,000,004	5.3%	—	4.3%	2,000,004	1.0%	—	—
Entities affiliated with Citadel Advisors LLC(6)	1,940,645	5.2%	—	4.1%	1,940,645	1.0%	—	—
Aljomaih Automotive Co(7).	—	—	—	—	18,968,453	9.8%	18,968,453	12.0%
NextGen Sponsor LLC(8)	9,375,000	—	100%	20%	9,375,000	4.8%	9,375,000	5.9%

Directors and Executive Officers Pre-Business Combination
George N. Mattson(8)	9,375,000	—	100%	20%	9,375,000	4.8%	9,375,000	5.9%
Gregory L. Summe(8)	9,375,000	—	100%	20%	9,375,000	4.8%	9,375,000	5.9%
Patrick T. Ford	—	—	—	—	—	—	—	—
S. Sara Mathew	—	—	—	—	—	—	—	—
Jeffrey M. Moslow	—	—	—	—	—	—	—	—
Josef H. von Rickenbach	—	—	—	—	—	—	—	—
All NextGen directors and executive officers as a group (six individuals)	9,375,000	—	100%	20%	9,375,000	4.8%	9,375,000	5.9%

Directors and Executive Officers Post-Business Combination
Dakota Semler(9)	—	—	—	—	58,041,403	29.9%	58,041,403	36.6%
Giordano Sordoni	—	—	—	—	23,633,162	12.2%	23,633,162	14.9%
Robert Ferber(10)	—	—	—	—	558,855	*	558,855	*
Kingsley Afemikhe	—	—	—	—	—	—	—	—
George N. Mattson(8)	9,375,000	—	100%	20%	9,375,000	4.8%	9,375,000	5.9%
All New Xos directors and executive officers as a group (five individuals)	9,375,000	—	100%	20%	92,568,030	47.7%	92,568,030	58.4%

____________

*        Less than one percent

(1)      Unless otherwise noted, the business address of each of those listed in the table above “Directors and Executive Officers Pre-Business Combination” is c/o NextGen Acquisition Corporation, 2255 Glades Road, suite 324A, Baca Raton, FL 33431 and post-Business Combination is 3550 Tyburn Street, Suite 100, Los Angeles, CA 90065.

(2)      Prior to the Closing, holders of record of NextGen Class A ordinary shares and NextGen Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by NextGen shareholders and vote together as a single class, except as required by law; provided, that holders of NextGen Class B ordinary shares have the right to elect all of NextGen’s directors prior to the Closing, and holders of NextGen’s Class A ordinary shares are not entitled to vote on the election of directors during such time. As a result of and upon the effective time of the Domestication, (a) each of the then issued and outstanding NextGen Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock and (b) each of the then issued and outstanding NextGen Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock.

(3)      According to the Schedule 13G filed on January 26, 2021, each of Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander shares voting and dispositive power over 3,149,999 shares of NextGen Class A ordinary shares, of which Intelgrated Core Strategies (US) LLC shares voting and dispositive power over 1,079,999 shares of NextGen Class A ordinary shares, each of ICS Opportunities, Ltd. and Millennium International Management LP shares voting and dispositive power over 1,070,000 shares of NextGen Class A ordinary shares and Riverview Group LLC shares voting and dispositive power over 1,000,000 shares of Next Gen Class A ordinary shares. Except for Millennium International Management LP and ICS Opportunities, Ltd., the address of the entities and individuals mentioned in this footnote is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The address of Millennium International Management LP and ICS Opportunities, Ltd. is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103.

(4)      According to the Schedule 13G filed on February 16, 2021, each of Glazer Capital, LLC and Paul J. Glazer shares voting and dispositive power over 3,003,903 NextGen Class A ordinary shares. The address of the entities and individuals mentioned in this footnote is 250 West 55th Street, Suite 30A, New York, New York 10019.

(5)      According to the Schedule 13G filed on January 21, 2021, each of Empyrean Capital Overseas Master Fund, Ltd., Empyrean Capital Partners, LP and Amos Meron shares voting and dispositive power over 2,000,004 shares of NextGen Class A ordinary shares.

(6)      According to the Schedule 13G filed on May 24, 2021, Kenneth Griffin has voting and dispositive power over 1,940,645 shares of NextGen Class A ordinary shares, of which each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC shares voting and dispositive power over 1,740,941 of NextGen Class A ordinary shares and Citadel Securities LLC, CALC IV LP and Citadel Securities GP LLC shares voting and dispositive power over 199,704 NextGen Class A ordinary shares. The address of the entities and individuals mentioned in this footnote is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(7)      Consists of 18,968,454 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock directly owned by Aljomaih Automotive Co. (“Aljomaih Automotive”). Aljomaih Automotive is wholly owned by Aljomaih Holding Co. (“Aljomaih”). The board of directors of Aljomaih has the power to dispose of and the power to vote the shares of common stock beneficially owned by Aljomaih Automotive. Mohammed Al-Abdullah Aljomai, Mohammed Abdulaziz Aljomaih, Abdulrahman Abdulaziz Aljomaih, Hamad Abdulaziz Aljomaih are each a shareholder and a director of Aljomaih and may be deemed to beneficially own securities held by Aljomaih Automotive. The business address of the reporting person is P.O Box 224, Dammam Postal Code 31411, Saudi Arabia.

(8)      Mr. Mattson and Mr. Summe may be deemed to beneficially own securities held by NextGen Sponsor LLC by virtue of their shared control over NextGen Sponsor LLC. Other than Mr. Mattson and Mr. Summe, no member of Sponsor exercises voting or dispositive control over any of the NextGen Class B Ordinary Shares held by NextGen Sponsor LLC. The address of the entities and individuals mentioned in this footnote is 2255 Glades Road, Suite 324A, Boca Raton, FL 33431.

(9)      Consists of (i) 2,944,906 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock held directly by Mr. Semler, (ii) 46,913,964 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock held by Emerald Green Trust, (iii) 7,672,559 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock held by Emerald Green Trust, UTD 1/3/2017 and (iv) 509,974 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock held by GenFleet, LLC. Mr. Semler may be deemed to beneficially own securities held by Emerald Green Trust, Emerald Green Trust, UTD 1/3/2017 and GenFleet, LLC by virtue of his shared control over such entities.

(10)    Consists of (i) 496,760 shares of New Xos common stock to be issued in exchange for outstanding shares of Xos Common Stock held by Mr. Ferber and (ii) 41,397 shares of New Xos common stock issuable upon the exercise of New Xos Options issued in exchange for Xos Options within 60 days of April 27, 2021.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

NextGen Acquisition Corporation

Founder Shares

In July 2020, the Sponsor purchased 10,062,500 NextGen Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0025 per share (the “founder shares”). The Sponsor agreed to forfeit up to an aggregate of 1,312,500 founder shares, on a pro rata basis, to the extent that the option to purchase additional units is not exercised in full by the underwriters of NextGen’s initial public offering, so that the founder shares will represent 20% of NextGen’s issued and outstanding shares after NextGen’s initial public offering. On November 17, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 2,500,000 NextGen units and forfeited the remaining option; thus, an aggregate of 687,500 shares of founder shares were forfeited accordingly.

These founder shares are identical to the NextGen Class A ordinary shares included in the units sold in NextGen’s initial public offering, except that (i) only the holders of the founder shares have the right to vote on the election of directors prior to the initial business combination (as defined in the Cayman Constitutional Documents), (ii) the founder shares are subject to certain transfer restrictions, (iii) the holders of the founder shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the founder shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by October 9, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the founder shares if NextGen fails to complete a business combination by October 9, 2022, (iv) the founder shares are automatically convertible into NextGen Class A ordinary shares at the time of the initial business combination and (v) the founder shares are entitled to registration rights.

In connection with the Business Combination, upon the Domestication, 9,375,000 founder shares will convert automatically, on a one-for-one basis, into a share of New Xos common stock. For additional information, see “Domestication Proposal.”

Private Placement Warrants

Simultaneously with the consummation of the initial public offering of NextGen, the Sponsor purchased 6,000,000 warrants to purchase one NextGen Class A ordinary share at an exercise price of $11.50 (the “private placement warrants”) at a price of $1.50 per warrant, or $9.0 million in the aggregate, in a private placement. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, simultaneously with the closing of the over-allotment, NextGen consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 333,334 private placement warrants by the Sponsor, generating gross proceeds to the Company of $500,000. Each private placement warrant entitles the holder to purchase one NextGen Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was placed in the trust account of NextGen. The private placement warrants may not be redeemed by us so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the initial public offering of NextGen. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

The private placement warrants are identical to the warrants included in the units sold in the initial public offering of NextGen except that the private placement warrants: (i) are not redeemable by NextGen, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the NextGen Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of NextGen’s initial business combination.

In connection with the Business Combination, upon the Domestication, each of the 6,333,334 private placement warrants will convert automatically into a warrant to acquire one share of New Xos common stock pursuant to the Warrant Agreement. For additional information, see “Domestication Proposal.”

Registration Rights

The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any NextGen Class A ordinary shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement dated October 6, 2020 (the “Legacy Registration Rights Agreement”) requiring NextGen to register such securities for resale (in the case of the founder shares, only after conversion to NextGen Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that NextGen register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of NextGen’s initial business combination and rights to require NextGen to register for resale such securities pursuant to Rule 415 under the Securities Act. NextGen will bear the expenses incurred in connection with the filing of any such registration statements.

The Merger Agreement contemplates that, prior to or concurrently with the Closing, NextGen, the Sponsor and the Xos Registration Rights Holders will enter into the Registration Rights Agreement, pursuant to which NextGen will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Xos common stock and other equity securities of New Xos that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Registration Rights Agreement will amend and restate the Legacy Registration Rights Agreement and terminates on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Subscription Agreements

Concurrently with the execution of the Merger Agreement, NextGen entered into a Subscription Agreement with Stuart Bernstein, an advisor to NextGen and the sole Sponsor Related PIPE Investor, pursuant to which he subscribed for shares of New Xos common stock in connection with the PIPE Investment. The Sponsor Related PIPE Investor is expected to fund $500,000 of the PIPE Investment, for which he will receive 50,000 shares of New Xos common stock.

The PIPE Investment will be consummated substantially concurrently with or immediately following the closing of the Business Combination. For additional information, see the section entitled “BCA Proposal — Approval of the Business Combination — Related Agreements — Subscription Agreements.”

Related Party Note and Advances

On July 31, 2020, NextGen issued an unsecured promissory note to the Sponsor, pursuant to which NextGen borrowed an aggregate principal amount of $300,000. The note was non-interest bearing and payable on the earlier of (i) December 31, 2020, and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $300,000 were repaid on October 8, 2020.

On March 29, 2021, NextGen issued a promissory note, pursuant to which NextGen may borrow up to an aggregate principal amount of $1,000,000. The promissory note is non-interest bearing and payable on the earlier of (i) October 9, 2022 and (ii) the completion of our initial business combination. On June 24, 2021, there was $440,000 outstanding under the promissory note.

Prior to NextGen’s initial business combination, NextGen’s audit committee will review on a quarterly basis all payments made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses will be reimbursed. There is no individual cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on NextGen’s behalf; provided, however, that the sum total of such reimbursements shall not exceed the value of the loans provided to NextGen (as described herein) to fund working capital deficiencies or finance transaction costs in connection with a business combination. No such reimbursements will be made from the proceeds of NextGen’s initial public offering held in the trust account prior to the completion of NextGen’s initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of NextGen’s officers and directors may, but are not obligated to, loan NextGen funds as may be required. In the event that NextGen’s initial business combination does not close, NextGen may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account may be used for such repayment. Up to $1.5 million of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. Pursuant to the Merger Agreement, it is contemplated that no such conversion feature will be exercised, and instead the working capital loans provided to NextGen by the Sponsor in the amount of up to $1 million in a form of a promissory note will be repaid at the completion of NextGen’s initial business combination. NextGen does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as NextGen does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

NextGen is not prohibited from pursuing a business combination with a company that is affiliated with the Sponsor, or NextGen’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, or NextGen’s officers or directors. In the event NextGen seeks to complete a business combination with a target that is affiliated with the Sponsor, or NextGen’s officers or directors, NextGen, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to NextGen from a financial point of view. Although NextGen is not required to obtain such an opinion in any other context, the board of directors of NextGen received an opinion dated February 21, 2021, of Rothschild & Co that as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Aggregate Consideration (as defined in the section entitled “BCA Proposal — Opinion of Rothschild & Co”), payable pursuant to the Merger Agreement was fair, from a financial point of view, to NextGen. These factors are discussed in greater detail in the section entitled “BCA Proposal — NextGen’s Board of Directors’ Reasons for the Business Combination.” See also the section entitled “BCA Proposal — Opinion of Rothschild & Co,” and the opinion of Rothschild & Co attached hereto as Annex K for additional information.

Administrative Services Agreement

NextGen entered into an agreement whereby, commencing on October 7, 2020 through the earlier of the consummation of a business combination or NextGen’s liquidation, NextGen will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. For the three months ended December 30, 2020, the Company incurred $30,000 of such fees. As of March 31, 2021, $0 is included in accrued expenses in the accompanying condensed balance sheets.

Xos3

Related Party Promissory Note

In June 2019, Xos issued an unsecured partial-recourse promissory note for $364.3 thousand (the “Note”) to Giordano Sordoni, who is the Chief Operating Officer, Co-Founder and director of Xos and one of Xos’ greater than 5% stockholders. The Note was entered into with Mr. Sordoni in connection with his exercise of an option to purchase 12,390,023 shares of Xos common stock at a purchase price of $0.03 per share. Interest on the unpaid principal of the Note accrued at a rate of 2.38% per annum, compounded annually and was to be paid annually in arrears, starting on June 24, 2020. As of December 31, 2020, the outstanding balance of the Note was $381 thousand, including principal of approximately $364 thousand and total accrued unpaid interest of approximately $17 thousand. All of the principal and interest under the Note will be forgiven prior to the Closing and will no longer be outstanding.

Related Party Financings

Series A Financing

In December 2020, Xos completed the initial closing of its Series A Financing (the “Series A Financing”) and issued an aggregate of 16,172,793 shares of series of the Company’s Series A Preferred Stock to Dakota Semler, Giordano Sordini, the Emerald Green Trust, The Sunseeker Trust and Aljomaih Automotive Co. (“Aljomaih”), one of Xos’ greater than 5% stockholders, as well as a warrant exercisable for 319,411 shares of Series A Preferred

Stock (the “Series A Warrant”) to Aljomaih for an aggregate purchase price of $18.8 million. In connection with the Series A Financing, Xos received $5.0 million in cash from Aljomaih and converted $11.8 million aggregate principal amount of Convertible Notes (as defined below) held by Dakota Semler, Giordano Sordini, the Emerald Green Trust, The Sunseeker Trust and Aljomaih. The Series A Warrant is exercisable for shares of Xos Series A Preferred Stock at a per-share price of $8.50 until the Closing. Pursuant to the terms of the Series A Preferred Stock and the Series A Warrant, Xos may issue an additional 461,919 shares of Series A Preferred Stock on or before March 31, 2021 for up to an additional $3,926,312 in cash proceeds.

Convertible Notes

In 2019 and 2020, Xos issued convertible promissory notes to Giordano Sordini, the Emerald Green Trust, The Sunseeker Trust and Aljomaih for an aggregate purchase price of $11.8 million (the “Convertible Notes”). The Convertible Notes converted into an aggregate of 10,768,799 shares of series of Series A Preferred Stock in connection with the Series A Financing.

Related Party Lease

In April 2018, Xos entered into a lease for Xos’ headquarters in North Hollywood, California, with Valley Industrial Properties, Inc., which is owned by The Sunseeker Trust who is a stockholder of Xos. The Sunseeker Trust is an irrevocable trust whose beneficiary is the mother of Dakota Semler, a Co-Founder, Chief Executive Officer and director of Xos. This lease term is three years commencing on April 1, 2018 and expires on April 1, 2021. The lease had a monthly fixed rent of $7,600 per month until December 2019 when it was increased to $11,740 per month in connection with an increase in the square footage leased and will remain at $11,740 for the remainder of the term of the lease.

Related-Person Transactions Policy

Upon consummation of the Business Combination, it is anticipated that the New Xos Board will adopt a written Related-Person Transactions Policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of related-person transactions. For purposes of New Xos’ policy, a related-person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Xos and any related person are, were or will be participants, in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to New Xos as an employee, consultant or director will not be considered related-person transactions under this policy.

Under the policy, a related person is any executive officer, director, nominee to become a director or a security holder known by New Xos to beneficially own more than 5% of any class of New Xos’ voting securities (a “significant stockholder”), including any of their immediate family members and affiliates, including entities controlled by such persons or such person has a 5% or greater beneficial ownership interest.

Each director and executive officer shall identify, and New Xos shall request each significant stockholder to identify, any related-person transaction involving such director, executive officer or significant stockholder or his, her or its immediate family members and inform New Xos’ audit committee pursuant to this policy before such related person may engage in the transaction.

In considering related-person transactions, New Xos’ audit committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the risk, cost and benefits to New Xos;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction; and

•        the availability of other sources for comparable services or products.

New Xos’ audit committee shall approve only those related-party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of New Xos and its stockholders, as New Xos’ audit committee determines in the good faith exercise of its discretion.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

NextGen is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and the Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Xos, your rights will differ in some regards as compared to when you were a shareholder of NextGen.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of NextGen and New Xos according to applicable law or the organizational documents of NextGen and New Xos.

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of NextGen, attached to this proxy statement/prospectus as Annex H, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex I and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex J. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to New Xos and NextGen, respectively.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under the Cayman Islands Companies Act and NextGen’s amended and restated memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

	Delaware	Cayman Islands
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of NextGen owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be unlimited, except with regard to their own fraud or willful default.

	Delaware	Cayman Islands
Business Combination or Antitakeover Statutes

Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction.

New Xos has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to
New Xos.

There are no applicable business combination and/or anti-takeover legislation in the Cayman Islands.

The constitutional documents of Cayman Islands companies which are publicly listed may contain certain business combination, anti-takeover or poison-pill provisions.

To the extent that a Cayman Islands company’s constitutional documents do not include anti-takeover provisions or poison pill type provisions, the directors of the Cayman Islands company will be limited in their ability to resist a change of control by their fiduciary duties to the company — the directors will be obliged to consider the terms of the acquisition in good faith and act bona fide in the best interests of the company as a whole in relation to any acquisition proposal.

DESCRIPTION OF NEW XOS’ SECURITIES

The following summary of the material terms of New Xos’ securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Certificate of Incorporation. We urge you to read the Proposed Certificate of Incorporation in its entirety for a complete description of the rights and preferences of New Xos’ securities following the Business Combination. The Proposed Certificate of Incorporation is described in Proposal Nos. 3 — 6 in the section entitled “Organizational Documents Proposals” and the full text of the Proposed Certificate of Incorporation is attached as Annex I to this proxy statement/prospectus.

Authorized and Outstanding Stock

The Proposed Certificate of Incorporation authorizes the issuance of            shares of common stock, $0.0001 par value per share, and           shares of undesignated preferred stock, $0.0001 par value. The outstanding NextGen Class A and Class B ordinary shares are, and the shares of New Xos common stock issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. Following the consummation of the Business Combination, all outstanding NextGen Class A and Class B ordinary shares will be reclassified as shares of New Xos common stock on a one-to-one basis. As of the record date for the special meeting, there were            NextGen Class A ordinary shares,            NextGen Class B ordinary shares and no NextGen preferred shares outstanding.

New Xos Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Xos common stock will possess all voting power for the election of its directors and all other matters requiring stockholder action. Holders of New Xos common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of New Xos common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the New Xos Board in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of New Xos, the holders of New Xos common stock will be entitled to receive an equal amount per share of all of New Xos’ assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Holders of New Xos common stock will have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to New Xos common stock.

Election of Directors

The New Xos Board will remain divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the election of directors at the special meeting pursuant to the Director Election Proposal, Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

New Xos Preferred Stock

The Proposed Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The New Xos Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New Xos Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of New Xos common stock and could have anti-takeover effects. The ability of the New Xos Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of New Xos management.

Redeemable Warrants

Public Shareholders’ Warrants

Each whole warrant will entitle the registered holder to purchase one share of New Xos common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of NextGen’s initial public offering on October 9, 2020, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of New Xos common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Xos common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the New Xos common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

During any period in which shares of New Xos common stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of New Xos common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of New Xos common stock underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the public warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the New Xos common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent.

Redemption of warrants when the price per share of New Xos common stock equals or exceeds $18.00.    Once the public warrants become exercisable, we may redeem the public warrants (except as described herein with respect to the private placement warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of the New Xos common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”).

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the New Xos common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those New Xos common stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the second to last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Xos common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00.    Once the public warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our New Xos common stock (as defined below) except as otherwise described below;

•        if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per share of New Xos common stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”); and

•        if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New Xos common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our New Xos common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our New Xos common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the public warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the New Xos common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the New Xos common stock are trading at or above $10.00 per share, which may be at a time when the trading price of our New Xos common stock is below the exercise price of the public warrants. We have established this redemption feature to provide us with the flexibility to redeem the public warrants without the public warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of New Xos common stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the public warrants if we determine it is in our best interest to do so. As such, we would redeem the public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the public warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the public warrants when the shares of New Xos common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the public warrants when the New Xos common stock are trading at a price below the exercise price of the public warrants, this could result in the warrant holders receiving fewer New Xos common stock than they would have received if they had chosen to wait to exercise their warrants for New Xos common stock if and when such New Xos common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of New Xos common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of New Xos common stock to be issued to the holder. If, at the time of redemption, the public warrants are exercisable for a security other than the New Xos common stock pursuant to the Warrant Agreement (for instance, if we are not the surviving company in the Business Combination), the public warrants may be exercised for such security. At such time as the public warrants become exercisable for a security other than the New Xos common stock, we (or surviving company) will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the public warrants.

Redemption Procedures.    A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the New Xos common stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.    If the number of issued and outstanding New Xos common stock is increased by a capitalization or share dividend payable in New Xos common stock, or by a split-up of New Xos common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New Xos common stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding New Xos common stock. A rights offering made to all or substantially all holders of New Xos common stock entitling holders to purchase New Xos common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of New Xos common stock equal to the product of (1) the number of New Xos common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Xos common stock) and (2) one minus the quotient of (x) the price per New Xos common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of New Xos common stock, in determining the price payable for New Xos common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of New Xos common stock during the 10 trading day period ending on the trading day prior to the first date on which the New Xos common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay to all or substantially all of the holders of NextGen Class A Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of New Xos common stock on account of such New Xos common stock (or other securities into which the public warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the New Xos common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each New Xos common stock in respect of such event.

If the number of issued and outstanding shares of New Xos common stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of New Xos common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of New Xos common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of New Xos common stock.

Whenever the number of shares of New Xos common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Xos common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Xos common stock so purchasable immediately thereafter.

In addition, if (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of our New Xos common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of New Xos common stock equals or exceeds $18.00” and “— Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding New Xos common stock (other than those described above or that solely affects the par value of such New Xos common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding New Xos common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of our New Xos common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding New Xos common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New Xos common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of New Xos common stock in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.

The warrants will be issued in registered form under a Warrant Agreement between the Warrant Agent and us. The Warrant Agreement provides that (a) the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or working capital warrants or any provision of the Warrant Agreement with respect to the private placement warrants, forward purchase warrants or working capital warrants, at least 65% of the then outstanding private placement warrants or working capital warrants, respectively. You should review a copy of the Warrant Agreement, which was filed as an exhibit to NextGen’s Current Report on Form 8-K filed with the SEC on October 9, 2020, for a complete description of the terms and conditions applicable to the public warrants.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive New Xos common stock. After the issuance of New Xos common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our Warrant Agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

So long as they are held by our Sponsor or its permitted transferees, the private placement warrants will not be transferable, assignable or salable until 30 days after the Closing Date (except, among other limited exceptions, to our directors and officers and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us (except as described above under “— Redeemable Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

Except as described under “— Redeemable Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per share of New Xos common stock equals or exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Xos common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Xos common stock underlying the public warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the public warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the shares of New Xos common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that special meetings of New Xos stockholders may be called by such persons as provided in the Proposed Bylaws. The Proposed Bylaws provide that special meetings of New Xos stockholders may be called only, for any purpose as is a proper matter for stockholder action under Delaware, by (i) the Chairperson of the New Xos Board, (ii) the New Xos Chief Executive Officer or the President if the Chairperson of the New Xos Board is unavailable, or (iii) the New Xos Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the New Xos Board for adoption).

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Proposed Bylaws provide that stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at the annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under the Proposed Bylaws, a stockholder’s notice will need to be received by the company secretary at New Xos’ principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days before or after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received by the secretary no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the latter of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Proposed Certificate of Incorporation and the Proposed Bylaws specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders.

Authorized but Unissued Shares

Following the Business Combination, the authorized but unissued New Xos common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Xos by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Proposed Certificate of Incorporation requires that any derivative claim or cause of action brought on behalf of New Xos, any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of New Xos to New Xos or New Xos’ stockholders, other similar actions, any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and any claim or cause of action concerning the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws may be brought only in the Court of Chancery in the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware). Although we believe this provision benefits New Xos by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Xos and its directors, officers or other employees and may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against New Xos’ directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, the Proposed Certificate of Incorporation also provides that, unless New Xos consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable. In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Proposed Certificate of Incorporation is inapplicable or unenforceable.

Section 203 of the Delaware General Corporation Law

New Xos does not plan to not opt out of Section 203 of the DGCL under the Proposed Certificate of Incorporation.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Certificate of Incorporation eliminates New Xos’ directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Proposed Certificate of Incorporation and the Proposed Bylaws provide that New Xos will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Xos will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Xos to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Xos’ directors or officers or any other company or enterprise to which the person provides services at New Xos’ request.

New Xos will maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW XOS SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Xos common stock or New Xos warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Xos at the time of, or at any time during the three months preceding, a sale and (ii) New Xos is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Xos was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Xos common stock shares or New Xos warrants for at least six months but who are affiliates of New Xos at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of New Xos common stock then outstanding; or

•        the average weekly reported trading volume of New Xos’ common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Xos under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Xos.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after NextGen has completed NextGen’s initial business combination.

NextGen anticipates that following the consummation of the Business Combination, New Xos will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws of New Xos establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws of New Xos provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting given by New Xos, (ii) brought before such meeting by or at the direction of the New Xos Board, or (iii) otherwise brought before such meeting by a stockholder of New Xos who (a) (1) was a stockholder of record at the time of giving the stockholder’s notice, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws of New Xos or (b) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely brought before the annual meeting of stockholders of New Xos, the written notice must be received by the secretary of New Xos at the principal executive offices:

•        not later than the close of business on the 90th day; and

•        not earlier than the close of business on the 120th day,

prior to the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New Xos holds its annual meeting of stockholders more than 30 days before or more than 30 days after the one-year anniversary of the preceding year’s annual meeting, notice of a stockholder proposal must be received (i) no earlier than the close of business on the 120th day prior to such annual meeting and (ii) no later than the later of the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made.

Notice of a nomination or proposal for the 2022 annual meeting of New Xos must be delivered to New Xos (i) no earlier than the 120th day prior to the 2022 annual meeting and (ii) no later than the later of (a) close of business on the 90th day prior to the 2022 annual meeting and (b) the 10th day following the day on which public announcement of the date of the 2022 annual meeting is made, and must also satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual meeting pursuant to Rule 14a-8 must be received at the principal office of New Xos a reasonable time before New Xos begins to print and send its proxy materials for such meeting and must comply with Rule 14a-8.

Stockholder Director Nominees

The Proposed Bylaws of New Xos permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Certificate of Incorporation of New Xos. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws of New Xos, including, without limitation, any such other information as New Xos may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of New Xos or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee. In addition, the stockholder must give timely notice to the secretary of New Xos in accordance with the Proposed Bylaws of New Xos, which, in general, require that the notice be received by the secretary within the time periods for stockholder proposals described above under “— Stockholder Proposals.”

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with NextGen’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of NextGen Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, FL 33431. Following the Business Combination, such communications should be sent in care of New Xos, 3550 Tyburn Street, Suite 100, Los Angeles, CA 90065. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has passed upon the validity of the securities of New Xos offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of NextGen Acquisition Corporation as of December 31, 2020, and for the period from July 29, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Xos, Inc. as of December 31, 2020, 2019 and 2018 and for the years then ended December 31, 2020, 2019 and 2018 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, NextGen and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of NextGen’s annual report to shareholders and NextGen’s proxy statement. Upon written or oral request, NextGen will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that NextGen deliver single copies of such documents in the future. Shareholders may notify NextGen of their requests by calling or writing NextGen at its principal executive offices at 2255 Glades Road, Suite 324A, Boca Raton, FL 33431 or (561) 208-8860.

ENFORCEABILITY OF CIVIL LIABILITY

NextGen is a Cayman Islands exempted company. If NextGen does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon NextGen. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against NextGen in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, NextGen may be served with process in the United States with respect to actions against NextGen arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of NextGen’s securities by serving NextGen’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

NextGen has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

NextGen files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on NextGen at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, NextGen’s corporate website under the heading “Investor Info — SEC Filings,” at http://www.nextgenacq.com. NextGen’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to NextGen has been supplied by NextGen, and all such information relating to Xos has been supplied by Xos, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of NextGen’s Filings with the SEC

The SEC allows NextGen to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call: (203) 658-9400
Email: NGAC@investor.morrowsodali.com

If you are a shareholder of NextGen and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

NEXTGEN ACQUISITION CORPORATION

AUDITED FINANCIAL STATEMENTS

Xos, Inc. and Subsidiary

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NextGen Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of NextGen Acquisition Corporation (the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from July 29, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from July 29, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the financial statements have been restated for the accounting and related disclosure of the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

Houston, Texas

March 31, 2021 except for the effects of the restatement discussed in Notes 2 and 10 as to which the date is May 14, 2021

NEXTGEN ACQUISITION CORPORATION
BALANCE SHEET
As Restated — See Note 2

December 31, 2020
Assets:
Current assets:
Cash	$821,331
Prepaid expenses	443,165
Total current assets	1,264,496
Investments held in Trust Account	375,007,974
Total Assets	$376,272,470

Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$5,497
Accrued expenses	117,238
Total current liabilities	122,735
Derivative warrant liabilities	28,500,590
Deferred underwriting commissions in connection with the initial public offering	13,125,000
Total liabilities	41,748,325

Commitments and Contingencies

Class A ordinary shares subject to possible redemption; 32,952,414 shares at $10.00 per share	329,524,140

Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,547,586 shares issued and outstanding (excluding 32,952,414 shares subject to possible redemption)	455
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 9,375,000 shares issued and outstanding	937
Additional paid-in capital	11,672,764
Accumulated deficit	(6,674,151)
Total shareholders’ equity	5,000,005
Total Liabilities and Shareholders’ Equity	$376,272,470

The accompanying notes are an integral part of these financial statements.

NEXTGEN ACQUISITION CORPORATION
STATEMENT OF OPERATIONS
As Restated — See Note 2
For The Period From July 29, 2020 (inception) through December 31, 2020
(Restated)

Operating expenses
General and administrative expenses	$330,420
General and administrative expenses – related party	30,000
Total operating expenses	(360,420)
Other (expense) income:
Change in fair value of derivative warrant liabilities	(5,458,920)
Financing cost – derivative warrant liabilities	(862,785)
Net gain from cash equivalents held in Trust Account	7,974
Net loss	$(6,674,151)

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	32,831,343

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$—

Weighted average shares outstanding of non–redeemable ordinary shares, basic and diluted	11,002,709

Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.61)

The accompanying notes are an integral part of these financial statements.

NEXTGEN ACQUISITION CORPORATION
STATEMENT OF CHANGE IN SHAREHOLDERS’ EQUITY
As Restated — See Note 2
For The Period From July 29, 2020 (inception) through December 31, 2020
(Restated)

	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – July 29, 2020 (inception)	—	$—	—	$—	—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	10,062,500	1,006	23,994	—	25,000
Sale of units in initial public offering, less derivative liabilities for public warrants	37,500,000	3,750	—	—	359,871,250	—	359,875,000
Offering costs	—	—	—	—	(20,285,036)	—	(20,285,036)
Excess cash received over the fair value of the private warrants	—	—	—	—	1,583,332	—	1,583,332
Shares subject to possible redemption	(32,952,414)	(3,295)	—	—	(329,520,845)	—	(329,524,140)
Forfeiture of Class B shares	—	—	(687,500)	(69)	69	—	—
Net loss	—	—	—	—	—	(6,674,151)	(6,674,151)
Balance – December 31, 2020	4,547,586	$455	9,375,000	$937	11,672,764	$(6,674,151)	$5,000,005

The accompanying notes are an integral part of these financial statements.

NEXTGEN ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS
As Restated — See Note 2
For The Period From July 29, 2020 (inception) through December 31, 2020
(Restated)

Cash Flows from Operating Activities:
Net loss	$(6,674,151)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	25,000
Net gain from investments held in Trust Account	(7,974)
Change in fair value of derivative warrant liabilities	5,458,920
Financing cost – derivative warrant liabilities	862,785
Changes in operating assets and liabilities:
Prepaid expenses	(443,165)
Accounts payable	5,497
Accrued expenses	47,238
Net cash used in operating activities	(725,850)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(375,000,000)
Net cash used in investing activities	(375,000,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	300,000
Repayment of note payable to related party	(300,000)
Proceeds received from initial public offering, gross	375,000,000
Proceeds received from private placement	9,500,002
Offering costs paid	(7,952,821)
Net cash provided by financing activities	376,547,181

Net increase in cash	821,331

Cash – beginning of the period	—
Cash – ending of the period	$821,331

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accrued expenses	$70,000
Deferred underwriting commissions in connection with the initial public offering	$13,125,000
Initial value of Class A ordinary share subject to possible redemption	$312,603,060
Change in value of Class A ordinary share subject to possible redemption	$16,921,080

The accompanying notes are an integral part of these financial statements.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

NextGen Acquisition Corporation (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from July 29, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”) and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is NextGen Sponsor LLC, a Cayman Island exempted company (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on October 6, 2020. On October 9, 2020, the Company consummated its Initial Public Offering of 35,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.3 million in deferred underwriting commissions (Note 7). On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $25.0 million, and incurred additional offering costs of approximately $1.4 million in underwriting fees (inclusive of $875,000 in deferred underwriting fees) (the “Over-Allotment”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $9.0 million (Note 5). Simultaneously with the closing of the Over-Allotment on November 17, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 333,334 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $500,000.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, $375.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering, the Over-Allotment and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

The Company will provide its holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). These Public Shares are recognized at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides for a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 9, 2022, (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements as of December 31, 2020, and for the period from July 29, 2020 (inception) through December 31, 2020 (collectively, the “Affected Periods”), are restated in this proxy statement/prospectus to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risk and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $821,000 in its operating bank account and working capital of approximately $1.2 million. To date, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note from the Sponsor of $300,000 (see Note 6) to the Company and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on October 8, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and Initial Shareholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 6).

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2 — Restatement of Previously Issued Financial Statements

On May 12, 2021, the audit committee of the Company, in consultation with management, concluded that, because of a misapplication of the accounting guidance related to its Public Warrants and Private Placement Warrants to purchase Class A ordinary shares that the Company issued in October 2020 (collectively, the “Warrants”), the Company’s previously issued financial statements for the Affected Periods should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Periods included in this proxy statement/prospectus.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on October 9, 2020, the Company’s Warrants were accounted for as equity within the Company’s previously reported balance sheets. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the Warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for the Warrants in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s statement of operations each reporting period.

Therefore, the Company, in consultation with its audit committee, concluded that its previously issued financial statements as of December 31, 2020 and for the period from July 29, 2020 (inception) through December 31, 2020, should be restated because of a misapplication in the guidance around accounting for the Warrants and should no longer be relied upon.

Impact of the Restatement

The impact of the Restatement on the balance sheets, statements of operations and statements of cash flows for the Affected Periods is presented below. The Restatement had no impact on net cash flows from operating, investing or financing activities.

	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$376,272,470	$—	$376,272,470
Liabilities and Shareholders’ Equity
Total current liabilities	$122,735	$—	$122,735
Deferred underwriting commissions	13,125,000	—	13,125,000
Derivative warrant liabilities	—	28,500,590	28,500,590
Total liabilities	13,247,735	28,500,590	41,748,325
Class A ordinary shares, $0.0001 par value; shares subject to possible redemption	358,024,730	(28,500,590)	329,524,140
Shareholders’ equity
Preference shares – $0.0001 par value	—	—	—
Class A ordinary shares – $0.0001 par value	170	285	455
Class B ordinary shares – $0.0001 par value	937	—	937
Additional paid-in-capital	5,351,344	6,321,420	11,672,764
Accumulated deficit	(352,446)	(6,321,705)	(6,674,151)
Total shareholders’ equity	5,000,005	—	5,000,005
Total liabilities and shareholders’ equity	$376,272,470	—	$376,272,470

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

	Period From July 29, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations and Comprehensive Loss
Loss from operations	$(360,420)	$—	$(360,420)
Other (expense) income:
Change in fair value of derivative warrant liabilities	—	(5,458,920)	(5,458,920)
Financing cost – derivative warrant liabilities		(862,785)	(862,785)
Net gain from cash equivalents held in Trust Account	7,974	—	7,974
Total other (expense) income	7,974	(6,321,705)	(6,313,731)
Net loss	$(352,446)	$(6,321,705)	$(6,674,151)
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	35,001,205	(2,169,862)	32,831,343
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$—	—	$—
Weighted average shares outstanding of non-redeemable ordinary shares, basic and diluted	9,819,148	1,183,561	11,002,709
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.04)	$(0.57)	$(0.61)
	Period From July 29, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Cash Flows
Net loss	$(352,446)	$(6,321,705)	$(6,674,151)
Adjustment to reconcile net loss to net cash used in operating activities	(373,404)	5,458,920	5,085,516
Net cash used in operating activities	(725,850)	—	(725,850)
Net cash used in investing activities	(375,000,000)	—	(375,000,000)
Net cash provided by financing activities	376,547,181	—	376,547,181
Net change in cash	$821,331	$—	$821,331

In addition, the impact to the balance sheet dated October 9, 2020, filed on Form 8-K on October 15, 2020 related to the impact of accounting for the Warrants as liabilities at fair value resulted in an $21.6 million increase to the derivative warrant liabilities line item as of October 9, 2020 and offsetting decrease to the Class A ordinary shares subject to possible redemption mezzanine equity line item. There is no change to total shareholders’ equity at the reported balance sheet date.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

	As of October 9, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$351,797,538	$—	$351,797,538
Liabilities and shareholders’ equity
Total current liabilities	$327,799	$—	$327,799
Deferred underwriting commissions	12,250,000	—	12,250,000
Derivative warrant liabilities	—	21,616,670	21,616,670
Total liabilities	12,577,799	21,616,670	34,194,469
Class A ordinary shares, $0.0001 par value; shares subject to possible redemption	334,219,730	(21,616,670)	312,603,060
Shareholders’ equity
Preference shares – $0.0001 par value	—	—	—
Class A ordinary shares – $0.0001 par value	158	216	374
Class B ordinary shares – $0.0001 par value	1,006	—	1,006
Additional paid-in-capital	5,038,954	806,726	5,845,680
Accumulated deficit	(40,109)	(806,942)	(847,051)
Total shareholders’ equity	5,000,009	—	5,000,009
Total liabilities and shareholders’ equity	$351,797,538	—	$351,797,538

Note 3 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Investments Held in Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, $375.0 million of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. The estimated fair values of investments held in Trust Account are determined using available market information.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and cash equivalents held in Trust Account. On December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Fair Value of Financial Instruments

As of December 31, 2020, the carrying values of cash, accrued expenses and accrued expenses — related party approximate their fair values due to the short-term nature of the instruments. As of December 31, 2020, the Company’s portfolio of investments held in the Trust Account is comprised entirely of investments in money market funds that invest in U.S. government securities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to shareholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $0.9 million is included in financing cost-derivative warrant liabilities in the statement of operations and $20.3 million is included in shareholders’ equity.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, on December 31, 2020, 32,952,414 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Derivative Warrant liabilities

The Company does not use derivative instruments to hedge its exposures to cash flow, market, or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A ordinary shares, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company issued 12,500,000 warrants to purchase Class A ordinary shares to investors in the Company’s Initial Public Offering and simultaneously issued 6,333,334 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The estimated fair value of the warrants issued in connection with the Initial Public Offering and Private Placement Warrants initially were and subsequently have been measured using a Monte Carlo simulation model when a listed price in an active market is not available for such warrants. Beginning in December 2020, the fair value of warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts were accrued for interest and penalties for the period from July 29, 2020 (inception) through December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, deferred tax assets and income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period excluding ordinary shares subject to forfeiture. An aggregate of 32,952,414 Class A ordinary shares subject to possible redemption on December 31, 2020 has been excluded from the calculation of basic loss per ordinary share, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-Allotment Units) and Private Placement to purchase an aggregate of 18,833,334 shares of the Company’s ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events.

The Company’s net loss is adjusted for the portion of income (loss) that is attributable to Class A ordinary shares subject to redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per ordinary share is calculated as follows:

For The Period From July 29, 2020 (inception) through December 31, 2020
Class A ordinary shares subject to possible redemption
Numerator:
Net gain from investments held in Trust Account	$7,007
Net income attributable to Class A ordinary shares subject to possible redemption	$7,007
Denominator:
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	32,831,343
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.00

Non-redeemable ordinary shares
Numerator:
Net loss	$(6,674,151)
Less: Net income attributable to Class A ordinary shares subject to possible redemption	7,007
Net loss attributable to non-redeemable ordinary shares	$(6,681,158)
Denominator:
Weighted average shares outstanding of non-redeemable ordinary shares, basic and diluted	11,002,709
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.61)

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s financial statements.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 4 — Initial Public Offering

On October 9, 2020, the Company consummated its Initial Public Offering of 35,000,000 Units, at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Over-Allotment Units, generating gross proceeds of $25.0 million, and incurred additional offering costs of approximately $1.4 million in underwriting fees (inclusive of $875,000 in deferred underwriting fees).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).

Note 5 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $9.0 million. Simultaneously with the closing of the Over-allotment on November 17, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 333,334 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $500,000.

Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 6 — Related Party Transactions

Founder Shares

On July 31, 2020, the Sponsor paid an aggregate of $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 10,062,500 Class B ordinary shares (the “Founder Shares”). The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,312,500 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units is not exercised in full by the underwriters, so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 17, 2020, the underwriters partially exercised the over-allotment option to purchase as additional 2,500,000 Units and forfeited the remaining option; thus, an aggregate of 687,500 shares of Class B ordinary shares were forfeited accordingly.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination; and (B) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

Related Party Loans

On July 31, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company borrowed $300,000 under the Note and fully repaid the Note on October 8, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company executed an Administrative Services Agreement with an affiliate of the Sponsor, pursuant to which the Company will pay a total of $10,000 per month for office space, administrative, financial and support services to such affiliate. Payments under the agreement cease upon completion of the initial Business Combination or liquidation of the Company.

Note 7 — Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 5,250,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Over-Allotment Units.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $7.00 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $12.25 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 7 — Commitments and Contingencies (cont.)

In connection with the consummation of the Over-Allotment on November 17, 2020, the underwriters were entitled to an additional fee of $500,000 paid upon closing, and $875,000 in deferred underwriting commissions.

Deferred Legal Fees

The Company’s legal counsel agreed to defer their fees in excess of $250,000 until the consummation of the Company’s initial Business Combination. In the event, either (x) the initial Business Combination is not consummated within two years of the Initial Public Offering and the proceeds of the Initial Public Offering are returned to investors, or (y) the legal counsel declined to represent the Company in the initial Business Combination due to a conflict, the legal counsel will write off such deferred amounts.

The deferred amount is an unrecognized contingent liability, as closing of a potential business combination was not considered probable as of December 31, 2020.

Note 8 — Warrants

The Company issued 12,500,000 warrants to purchase Class A ordinary shares to investors in the Company’s Initial Public Offering and simultaneously issued 6,333,334 Private Placement Warrants.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants for cash when the price per

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Warrants (cont.)

Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (including both Public Warrants and Private Placement Warrants):

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Warrants (cont.)

•        if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and

•        if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 9 — Shareholders’ Equity

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. On December 31, 2020, there were 37,500,000 Class A ordinary shares issued or outstanding, including 32,952,414 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On July 31, 2020, the Company issued 10,062,500 Class B ordinary shares, including an aggregate of up to 1,312,500 Class B ordinary shares that are subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Initial Shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On November 17, 2020, the underwriters partially exercised the over-allotment option to purchase as additional 2,500,000 Units and forfeited the remaining option; thus, an aggregate of 687,500 shares of Class B ordinary shares were forfeited accordingly.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law. Each ordinary share will have one vote on all such matters.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. As of December 31, 2020, there were no preference shares issued or outstanding.

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 10 — Fair Value Measurements

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Derivative warrant liabilities – Public Warrants (Restated)	$ 18,683,920	$ —	$ —	$18,683,920
Derivative warrant liabilities – Private Warrants (Restated)	$ —	$ —	$9,816,670	$9,816,670
Total fair value	$ 18,683,920	$ —	$ 9,816,670	$ 28,500,590

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in December 2020, when the Public Warrants were separately listed and traded in an active market.

The estimated fair value of the warrants issued in connection with the Initial Public Offering and Private Placement Warrants initially were and subsequently have been measured using a Monte Carlo simulation model when a listed price in an active market is not available for such warrants. Beginning in December 2020, the fair value of warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants. For the period from July 29, 2020 (inception) through December 31, 2020, the Company recognized an unrealized loss resulting from an increase in the fair value of liabilities of approximately $5.5 million presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of October 09, 2020	As of December 31, 2020
Exercise price	11.50	11.50
Stock Price	9.60	10.07
Option term (in years)	6.67	6.44
Volatility	19.8%	21.0%
Risk-free interest rate	0.52%	0.57%

This reconciles the change in the fair value of the derivative warrant liabilities using Level 3 inputs for the period from July 29, 2020 (inception) through December 31, 2020:

Level 3 – Derivatrive warrant liabilities at July 29, 2020 (inception)	$—
Level 3 – Derivatrive warrant liabilities at September 30, 2020	—
Issuance of Public and Private Warrants	23,041,670
Transfer to Level 1 measurement – Public Warrants	(18,683,920)
Change in fair value of derivative warrant liabilities	5,458,920
Level 3 – Derivative warrant liabilities at December 31, 2020	$9,816,670

NEXTGEN ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 11 — Subsequent Events

On February 21, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (“Xos”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)     at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into Xos, the separate corporate existence of Merger Sub will cease and Xos will be the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

(ii)    as a result of the Merger, among other things, all outstanding shares of common stock of Xos (after giving effect to the Company Recapitalization (as defined in the Merger Agreement)) will be cancelled in exchange for the right to receive, in the aggregate, a number of shares of the Company’s Common Stock (as defined below) equal to the quotient obtained by dividing (x) $1,276,261,160.00 by (y) $10.00; and

(iii)   upon the effective time of the Domestication (as defined below), the Company will immediately be renamed “Xos, Inc.” or such other name as agreed to by NextGen and Xos prior to Closing.

On February 21, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 22,000,000 shares of the Company’s Common Stock for an aggregate purchase price equal to $220,000,000 (the “PIPE Investment”), a portion of which is expected to be funded by one or more affiliates of NextGen Sponsor LLC (the “Sponsor”) and certain additional investors (which may include mutual funds and existing shareholders of NextGen). 2,000,000 of the shares of the NextGen Common Stock to be sold in the PIPE Investment are shares owned by certain Xos officers. The PIPE Investment will be consummated substantially concurrently with the Closing.

On March 29, 2021, the Company issued a promissory note to Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) October 9, 2022 and (ii) the completion of the Business Combination. To date, there was $0 outstanding under the Promissory Note.

The Company evaluated events that have occurred after the balance sheet date through the date on which the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

NEXTGEN ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$123,845	$821,331
Prepaid expenses	440,555	443,165
Total current assets	564,400	1,264,496
Investments held in Trust Account	375,017,221	375,007,974
Total Assets	$375,581,621	$376,272,470

Liabilities and Equity:
Current liabilities:
Accounts payable	$119,197	$5,497
Accrued expenses	87,280	117,238
Total current liabilities	206,477	122,735
Derivative warrant liabilities	36,124,190	28,500,590
Deferred underwriting commissions in connection with the initial public offering	13,125,000	13,125,000
Total liabilities	49,455,667	41,748,325

Commitments and Contingencies

Class A ordinary share, $0.0001 par value; 32,112,595 and 32,952,414 shares subject to possible redemption at $10.00 per share as of March 31, 2021 and December 31, 2020, respectively	321,125,950	329,524,140

Shareholders’ Equity:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 5,387,405 and 4,547,586 shares issued and outstanding (excluding 32,112,595 and 32,952,414 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	539	455
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 9,375,000 shares issued and outstanding as if March 31, 2021 and December 31, 2020	937	937
Additional paid-in capital	20,070,869	11,672,764
Accumulated deficit	(15,072,341)	(6,674,151)
Total Shareholders’ equity	5,000,004	5,000,005
Total Liabilities and Shareholders’ Equity	$375,581,621	$376,272,470

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEXTGEN ACQUISITION CORPORATION
UNAUDITED CONDENSED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

Operating expenses
General and administrative expenses	753,838
General and administrative expenses – related party	30,000
Total operating expenses	(783,838)
Other (expense) income:
Change in fair value of derivative warrant liabilities	(7,623,600)
Net gain from cash equivalents held in Trust Account	9,248
Net loss	(8,398,190)

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	32,943,083
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	—
Weighted average shares outstanding of non-redeemable ordinary shares, basic and diluted	13,931,917
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.60)

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEXTGEN ACQUISITION CORPORATION
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	4,547,586	$455	9,375,000	$937	$11,672,764	$(6,674,151)	$5,000,005
Shares subject to possible redemption	839,819	84			8,398,105		8,398,189
Net loss	—	—	—	—	—	(8,398,190)	(8,398,190)
Balance – March 31, 2021 (unaudited)	5,387,405	$539	9,375,000	$937	$20,070,869	$(15,072,341)	$5,000,004

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEXTGEN ACQUISITION CORPORATION
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities:
Net loss	$(8,398,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Net gain from investments held in Trust Account	(9,248)
Change in fair value of derivative warrant liabilities	7,623,600
Changes in operating assets and liabilities:
Prepaid expenses	2,610
Accounts payable	113,700
Accrued expenses	(29,958)
Net cash used in operating activities	(697,486)

Net decrease in cash	(697,486)

Cash – beginning of the period	821,331
Cash – ending of the period	$123,845

Supplemental disclosure of noncash investing and financing activities:
Change in value of Class A ordinary share subject to possible redemption	$(8,398,189)

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

NextGen Acquisition Corporation (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 29, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of March 31, 2021, the Company had not commenced any operations. All activity for the period from July 29, 2020 (inception) through March 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”) and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is NextGen Sponsor LLC, a Cayman Island exempted company (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on October 6, 2020. On October 9, 2020, the Company consummated its Initial Public Offering of 35,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.3 million in deferred underwriting commissions (Note 6). On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Units (the “Over-Allotment Units”), generating gross proceeds of $25.0 million, and incurred additional offering costs of approximately $1.4 million in underwriting fees (inclusive of $875,000 in deferred underwriting fees) (the “Over-Allotment”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $9.0 million (Note 4). Simultaneously with the closing of the Over-Allotment on November 17, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 333,334 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $500,000.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, $375.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering, the Over-Allotment and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

The Company will provide its holders of Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides for a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 9, 2022, (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption,

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements contained in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on May 14, 2021 (“Form 10-K/A”).

Risk and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Liquidity and Capital Resources

As of March 31, 2021, the Company had approximately $124,000 in its operating bank account and working capital of approximately $358,000. To date, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Sponsor in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note from the Sponsor of $300,000 (see Note 5) to the Company and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on October 8, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and Initial Shareholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).

On March 29, 2021, the Company issued a promissory note, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. The promissory note is non-interest bearing and payable on the earlier of (i) October 9, 2022 and (ii) the completion of the Company’s initial Business Combination. To date, there was $0 outstanding under the promissory note.

In connection with our assessment of going concern considerations in accordance with ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” as of March 31, 2021, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing.

Proposed Business Combination

On February 21, 2021, the Company entered into an Agreement and Plan of Merger, as amended on May 14, 2021 (the “Merger Agreement”) with Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (“Xos”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Xos Business Combination”):

(i)     at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into Xos, the separate corporate existence of Merger Sub will cease and Xos will be the surviving corporation and the Company’s wholly-owned subsidiary (the “Merger”);

(ii)    as a result of the Merger, among other things and after giving effect to the Company Recapitalization (as defined in the Merger Agreement), all outstanding shares of Xos common stock or resulting from the conversion of preferred stock of Xos into common stock of Xos, together with shares of Xos common stock reserved in respect of (a) options to purchase shares of Xos common stock (“Xos Options”), (b) restricted stock units based on shares of Xos common stock (“Xos RSUs”) and (c) restricted shares of Xos common stock (“Xos Restricted Stock Awards”) outstanding as of immediately prior to the

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Merger (together, the “Xos Awards”) that will be converted into awards based on new Xos common stock, will be cancelled in exchange for the right to receive an aggregate of 127,626,116 shares of new Xos common stock (at a deemed value of $10.00 per share), which, in the case of Xos Awards, will be shares underlying awards based on new Xos common stock representing a pre-transaction equity value of Xos of $1,276,261,160 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Xos Awards is calculated assuming that all new Xos Options are net-settled (although new Xos Options may by their terms be cash exercised, resulting in additional dilution); and

(iii)   upon the effective time of the Domestication (as defined below), the Company will immediately be renamed “Xos, Inc.” or such other name as agreed to by us and Xos prior to Closing.

Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Act, as revised (the “CICA”) and the Company’s amended and restated memorandum and articles of association, the Company will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which its jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the Company’s then issued and outstanding Class A ordinary shares, par value $0.0001 per share, will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of the Company (following its Domestication) (the “NextGen Common Stock”), (ii) each of the Company’s then issued and outstanding Class B ordinary shares, par value $0.0001 per share, will convert automatically, on a one-for-one basis, into a share of NextGen Common Stock, (iii) each of the Company’s then issued and outstanding warrant will convert automatically into a warrant to acquire one share of NextGen Common Stock (“Domesticated NextGen Warrant”), pursuant to the Warrant Agreement, dated October 6, 2020, between us and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each of the Company’s then issued and outstanding unit of NextGen (the “Cayman NextGen Units”), if any, will be cancelled and will entitle the holder thereof to one share of NextGen Common Stock and one-third of one Domesticated NextGen Warrant.

On February 21, 2021, concurrently with the execution of the Merger Agreement, NextGen entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 22,000,000 shares of the NextGen Common Stock for an aggregate purchase price equal to $220,000,000 (the “PIPE Investment”), a portion of which is expected to be funded by one or more affiliates of the Sponsor and certain additional investors (which may include mutual funds and existing shareholders). 2,000,000 of the shares of the NextGen Common Stock to be sold in the PIPE Investment are shares owned by certain Xos officers. The PIPE Investment will be consummated substantially concurrently with the Closing.

The consummation of the proposed Xos Business Combination is subject to certain conditions as further described in the Merger Agreement.

For more information about the Merger Agreement and the proposed Xos Business Combination, see the Company’s Current Reports on Form 8-K filed with the SEC on February 22, 2021 and on May 14, 2021, and the Xos Disclosure Statement that the Company has filed with the SEC. Unless specifically stated, this Quarterly Report does not give effect to the proposed Xos Business Combination and does not contain the risks associated with the proposed Xos Business Combination. Such risks and effects relating to the proposed Xos Business Combination is included in the Xos Disclosure Statement.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments Held in Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, $375.0 million of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. The estimated fair values of investments held in Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of March 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such accounts.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Fair Value of Financial Instruments

As of March 31, 2021 and December 31, 2020, the carrying values of cash, accrued expenses and accrued expenses — related party approximate their fair values due to the short-term nature of the instruments. As of March 31, 2021 and December 31, 2020, the Company’s portfolio of investments held in the Trust Account is comprised entirely of investments in money market funds that invest in U.S. government securities.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The 12,500,000 warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the 6,333,334 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, on March 31, 2021, 32,112,595 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts were accrued for interest and penalties for the three months ended March 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, deferred tax assets and income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period excluding ordinary shares subject to forfeiture. An aggregate of 32,112,595 Class A ordinary shares subject to possible redemption on March 31, 2021 has been excluded from the calculation of basic loss per ordinary share, since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the Over-Allotment Units) and Private Placement to purchase an aggregate of 18,833,334 shares of the Company’s ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events.

We apply the two-class method in calculating income (loss) per ordinary share. Net income (loss) per ordinary share, basic and diluted for Class A ordinary shares subject to possible redemption is calculated by dividing the proportionate share of income or loss on Investment held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of shares of Class A ordinary shares subject to possible redemption outstanding since original issuance.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company’s net loss is adjusted for the portion of income (loss) that is attributable to Class A ordinary shares subject to redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per ordinary share is calculated as follows:

For the Three Months Ended March 31, 2021
Class A ordinary shares subject to possible redemption
Numerator:
Net gain from investments held in Trust Account	$7,919
Net income attributable to Class A ordinary shares subject to possible redemption	$7,919
Denominator:
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	32,943,083
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$—

Non-redeemable ordinary shares
Numerator:
Net loss	$(8,398,190)
Less: Net income attributable to Class A ordinary shares subject to possible redemption	7,919
Net loss attributable to non-redeemable ordinary shares	$(8,406,109)
Denominator:
Weighted average shares outstanding of non-redeemable ordinary shares, basic and diluted	13,931,917
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.60)

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred in connection with the preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Note 3 — Initial Public Offering

On October 9, 2020, the Company consummated its Initial Public Offering of 35,000,000 Units, at $10.00 per Unit, generating gross proceeds of $350.0 million, and incurring offering costs of approximately $19.8 million, inclusive of approximately $12.3 million in deferred underwriting commissions. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Over-Allotment Units, generating gross proceeds of $25.0 million, and incurred additional offering costs of approximately $1.4 million in underwriting fees (inclusive of $875,000 in deferred underwriting fees).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $9.0 million. Simultaneously with the closing of the Over-Allotment on November 17, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 333,334 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $500,000.

Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

Founder Shares

On July 31, 2020, the Sponsor paid an aggregate of $25,000 in exchange for issuance of 10,062,500 Class B ordinary shares (the “Founder Shares”). The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,312,500 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units is not exercised in full by the underwriters, so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 17, 2020, the underwriters partially exercised the over-allotment option to purchase as additional 2,500,000 Units and forfeited the remaining option; thus, an aggregate of 687,500 shares of Class B ordinary shares were forfeited accordingly.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination; and (B) subsequent to the initial Business Combination (x) if the last reported sale price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On March 29, 2021, the Company issued a promissory note to Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) October 9, 2022 and (ii) the completion of the Business Combination. As of March 31, 2021, there was $0 outstanding under the Promissory Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2021, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of this prospectus to purchase up to 5,250,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On November 13, 2020, the underwriters partially exercised the over-allotment option and on November 17, 2020, purchased an additional 2,500,000 Over-Allotment Units.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $7.00 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $12.25 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

In connection with the consummation of the Over-Allotment on November 17, 2020, the underwriters were entitled to an additional fee of $500,000 paid upon closing, and $875,000 in deferred underwriting commissions.

Deferred Legal Fees

The Company’s legal counsel agreed to defer their fees in excess of $250,000 until the consummation of the Company’s initial Business Combination. In the event, either (x) the initial Business Combination is not consummated within two years of the Initial Public Offering and the proceeds of the Initial Public Offering are returned to investors, or (y) the legal counsel declined to represent the Company in the initial Business Combination due to a conflict, the legal counsel will write off such deferred amounts.

The deferred amount is an unrecognized contingent liability, as closing of a potential business combination was not considered probable as of March 31, 2021. As of March 31, 2021, there was no deferred legal fees.

Note 7 — Shareholders’ Equity

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. As of March 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. On March 31, 2021, there were 37,500,000 Class A ordinary shares issued or outstanding, including 32,112,595 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On July 31, 2020, the Company issued 10,062,500 Class B ordinary shares, including an aggregate of up to 1,312,500 Class B ordinary shares that are subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Initial Shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On November 17, 2020, the underwriters partially exercised the over-allotment option to purchase as additional 2,500,000 Units and forfeited the remaining option; thus, an aggregate of 687,500 shares of Class B ordinary shares were forfeited accordingly.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law. Each ordinary share will have one vote on all such matters.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities,

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (cont.)

are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 8 — Warrants

As of March 31, 2021, the Company had 12,500,000 Public Warrants and 6,333,334 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, requires holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Warrants (cont.)

the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like).

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (including both Public Warrants and Private Placement Warrants):

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•        if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and

•        if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Warrants (cont.)

The “fair market value” of Class A ordinary shares shall mean the average reported last sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 9 — Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020 by level within the fair value hierarchy:

	Fair Value Measured as of March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$375,017,221	$—	$—	$375,017,221
Liabilities:
Derivative warrant liabilities Public Warrants	$23,394,190	$—	$—	$23,394,190
Derivative warrant liabilities Private Warrants	$—	$—	$12,730,000	$12,730,000
Total fair value	$398,411,411	$—	$12,730,000	$411,141,411

December 31, 2020

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments held in Trust Account	$375,007,974	$—	$—	$375,007,974
Liabilities:
Derivative warrant liabilities Public Warrants	$18,683,920	$—	$—	$18,683,920
Derivative warrant liabilities Private Warrants		$—	$9,816,670	$9,816,670
Total fair value	$393,691,894	$—	$9,816,670	$403,508,564

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the three months ended March 31, 2021.

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Private Placement Warrants were initially and subsequently (each measurement date) measured using a Monte Carlo simulation model. The fair value of Public Warrants issued in connection with the Initial Public Offering are measured based on the listed market price of such warrants, a Level 1 measurement. For the three months ended March 31, 2021, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of $2.9 million presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on implied volatility from the Company’s traded warrants and from historical

NEXTGEN ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of March 31, 2021	As of December 31, 2021
Exercise price	$11.50	$11.50
Stock Price	$9.92	$10.07
Option term (in years)	5.34	6.44
Volatility	29.10%	21.00%
Risk-free interest rate	1.00%	0.57%

The change in the fair value of the derivative warrant liabilities for the period for the three months ended March 31, 2021 is summarized as follows:

Warrant liabilities at January 1, 2021	$9,816,670
Change in fair value of derivative warrant liabilities	2,913,330
Derivative warrant liabilities at March 31, 2021	$12,730,00

Note 10 — Subsequent Events

NextGen has received two demand letters from putative stockholders of NextGen dated June 2, 2021 and June 11, 2021 (the “Demands”) generally alleging that the proxy statement/prospectus forming part of the registration statement on Form S-4 that NextGen filed with the SEC on May 14, 2021 omits material information with respect to NextGen’s proposed business combination with Xos. The Demands seek the issuance of corrective disclosures in an amendment or supplement to the proxy statement/prospectus. One of the Demands further alleges that the merger consideration with respect to the business combination with Xos is inadequate, and asserts that an increase in consideration should be negotiated.

On June 14, 2021, a complaint was filed against NextGen and the members of its board of directors in the Supreme Court of New York under the caption Green v. NextGen Acquisition Corp., et al., Index No. 653766/2021 (N.Y. Sup. Ct.). The complaint alleges that the proxy statement/prospectus forming part of the registration statement on Form S-4 that NextGen filed with the SEC on May 14, 2021 omits material information, rendering the proxy statement/prospectus false and misleading. The complaint seeks an order enjoining the proposed Business Combination unless and until additional disclosures are issued; rescinding the proposed Business Combination, to the extent it closes; directing the defendants to disseminate a proxy statement that does not contain any untrue statements of material fact; declaring that the board of directors of NextGen violated their fiduciary duties; awarding costs, including attorneys’ fees and expert fees; and awarding such other relief as the court deems proper. Defendants have not yet responded to such complaint.

XOS, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020;
December 31, 2019 and December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
Xos, Inc. and Subsidiary:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Xos, Inc. and Subsidiary (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

Irvine, California
March 4, 2021

Xos, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2020;
December 31, 2019, and December 31, 2018 (in thousands)

	December 31,
	2020	2019	2018
Assets
Cash	$10,359	$19	$860
Accounts receivable, net	408	179	—
Inventory	1,867	1,569	317
Other current assets	56	16	—
Total current assets	12,690	1,783	1,177
Property and equipment, net	1,084	973	897
Total assets	$13,774	$2,756	$2,074

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Accounts payable	$1,168	$1,478	$719
Current portion of equipment loans payable	142	81	70
Current portion of convertible notes payable	18,360	1,000	—
Current portion derivative liability	6,394	—	—
Current portion of SAFE notes payable	30	—	—
Warrant liability	1,707	—	—
Other current liabilities	5,142	3,451	563
Total current liabilities	32,943	6,010	1,352
Equipment loans payable, net of current portion	166	188	273
Convertible notes payable, net of current portion	—	6,402	5,912
Derivative liability, net of current portion	—	690	427
Total liabilities	33,109	13,290	7,964

Commitment and Contingencies
Redeemable convertible preferred stock – $0.0001 par value Series A – 25,794 shares Authorized, 1,412 shares issued and outstanding at December 31, 2020	7,862	—	—

Stockholders’ Equity
Common stock $0.0001 stated value, Authorized 65,794 shares; 23,610 shares issued and outstanding at December 31, 2018, 36,822 issued and outstanding at December 31, 2019, 36,943 shares issued and outstanding at December 31, 2020	4	4	2
Additional paid in capital – common stock, net of subscription receivable	293	289	2
Accumulated deficit	(27,494)	(10,827)	(5,894)
Total stockholders’ deficit	(27,197)	(10,534)	(5,890)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$13,774	$2,756	$2,074

See Notes to Consolidated Financial Statements

Xos, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31, 2020;
December 31, 2019 and December 31, 2018 (in thousands)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$2,641	$1,147	$308
Cost of Goods Sold	2,341	806	92
Gross Profit	300	341	216

Costs and Expenses
General, and administrative expense	7,112	3,907	1,944
Research and development	4,577	362	1,544
Depreciation	296	239	121
Sales and marketing expenses	187	207	204
Total Costs and Expenses	12,172	4,715	3,813

Loss from Operations	(11,872)	(4,374)	(3,597)

Interest expense	3,285	559	351
Change in fair value of derivative instruments	1,510	—	—
Total Other Expenses	4,795	559	351
Net Loss	$(16,667)	$(4,933)	$(3,948)

See Notes to Consolidated Financial Statements

Xos, Inc. and Subsidiary
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
For the Years Ended December 31, 2020;
December 31, 2019 and December 31, 2018 (in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		APIC	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
December 31, 2017	—	$—	23,610	$2	$—	$(1,946)	$(1,944)
Stock based compensation expense	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	(3,948)	(3,948)
December 31, 2018	—	—	23,610	2	2	(5,894)	(5,890)
Stock options exercised	—	—	13,212	2	8	—	10
Stock based compensation expense	—	—	—	—	279	—	279
Net loss	—	—	—	—	—	(4,933)	(4,933)
December 31, 2019	—	—	36,822	4	289	(10,827)	(10,534)
Interest on subscription receivable	—	—	—	—	(15)	—	(15)
Preferred shares	1,412	9,570	—	—	—	—	—
Redeemable warrant issued	—	(1,708)	—	—	—	—	—
Stock options exercised	—	—	223	—	10	—	10
Shares repurchased and retired	—	—	(102)	—	(3)	—	(3)
Stock based compensation expense	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	(16,667)	(16,667)
December 31, 2020	1,412	$7,862	36,943	$4	$293	$(27,494)	$(27,197)

See Notes to Consolidated Financial Statements

Xos, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020;
December 31, 2019 and December 31, 2018 (in thousands)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net Loss	$(16,667)	$(4,933)	$(3,948)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	296	239	121
Interest on subscription receivable	(16)	—	—
Non-cash interest expense	1,712	—	—
Change in fair value of derivative instruments	1,510	—	—
Stock compensation expense	12	279	2
Increase in accounts receivable	(229)	(179)	—
Increase in inventory	(297)	(1,252)	(317)
Increase in other current assets	(41)	(17)	(29)
Increase/(decrease) in accounts payable	(310)	759	719
Increase in other current liabilities	1,692	2,890	448
Net cash used in operating activities	(12,338)	(2,214)	(3,004)

Investing activities
Acquisition of property and equipment	(407)	(314)	(784)
Net cash used in investing activities	(407)	(314)	(784)

Financing activities
Convertible notes payable – gross borrowings	13,440	1,753	4,323
Equipment loans payable – gross borrowings	190	—	243
Equipment loans payable – gross payments	(152)	(74)	—
SAFE notes – gross borrowings	30	—	—
Stock options exercised	10	8	—
Shares repurchased and retired	(3)	—	—
Proceeds from preferred equity	9,570	—	—
Net cash provided by financing activities	23,085	1,687	4,566

Change in cash	10,340	(841)	778
Cash at the beginning of the year	19	860	82
Cash at the end of the year	$10,359	$19	$860

Supplemental disclosure of non-cash financing activities
Redeemable warrant issued for redeemable convertible preferred shares	$1,707	$—	$—
Redeemable convertible preferred shares issued and stock options exercised for subscription receivable	$(2,446)	$(364)	$—

See Notes to Consolidated Financial Statements

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 1. Description of Business and Basis of Presentation

Description of Business and Organization

Xos, Inc. and subsidiary (together, the “Company” or “Xos”), designs and develops fully electric battery mobility systems specifically for commercial fleets. Its primary focus is on Class 3 - 8 vehicles that travel on ‘Last Mile’ routes (that is less than 200 miles a day and on predictable routes). Rivordak, Inc. (“Rivordak”) is the sole subsidiary of Xos, Inc. and holds a dealership license to re-sell Xos vehicles to fleet customers. Combined, Xos and Rivordak make up 100% of the operations of the Company.

The Company provides commercial fleets zero emission vehicles that are easier to maintain and cost less on a total cost of ownership basis than their internal combustion engine equivalent. The Company achieves this through its proprietary technology stack, including Xos’ vehicle controls software suite, and its internally developed battery system designed specifically for commercial fleet applications.

The Company’s goal is to develop a connected, intelligent platform that thrives at the intersection between energy and software, and offers medium and small fleet owners a complete solution to their mobility needs.

The Company is working to deliver on these needs by building partnerships with established companies who support customer infrastructure, servicing and financing requirements. This partnership approach has started to enable the Company to get to market with vehicles on the road supplementing major global fleets.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rivordak. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the Company’s ability to meet its obligations over the next twelve months of operations in the normal course of business. As an early-stage company, the Company has experienced negative cash flows from its operations since inception. The Company will require additional capital raises in order to continue the research and development of its electric vehicle products and scale its manufacturing operations to meet anticipated demand. Management is working to raise additional capital through various potential options, including but not limited to, equity and debt financings, and strategic alliances.

In December 2020, the Company executed a Series A financing, resulting in the receipt of $12 million in cash and subscription receivables as of year-end, with an additional $31.8 million received in January and February 2021. As part of this financing, the Company also converted all of its convertible debt and accrued interest to additional shares of preferred stock in January 2021.

Management notes that additional equity financing may not be available on favorable terms and could be dilutive to current stockholders. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments.

Should the Company not be able to raise additional financing to its forecasted cash requirements, management notes that certain projected expenses could be eliminated including certain capital expenditures, research and development projects, and currently scheduled scaling of staffing would be reduced or eliminated. Management has projected that these options, along with the cash raised from the 2020 Series A financing and the reduced debt load from the debt conversion, would provide the Company enough liquidity to operate for at least the next twelve months from the date that these financial statements were available to be issued. See Note 17 Subsequent Events for additional discussion of subsequent financing events.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 2. Summary of significant accounting policies

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Risks and Uncertainties

Global Pandemic and Coronavirus Response:    On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the areas in which the Company operates.

As the coronavirus pandemic continues to evolve, the Company believes the extent of the impact to its business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. Although the Company has used the best current information available in its estimates, actual results could materially differ from the estimates and assumptions developed by management.

Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, the Company may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. The Company’s most significant estimates and judgments involve valuation of share-based compensation, including the fair value of common stock, and the valuation of the convertible notes payable, SAFE note, and derivative liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 2. Summary of significant accounting policies (cont.)

Reclassification

Certain amounts for 2019 and 2018 had been reclassified for comparative purposes with 2020. Such amounts had no impact on prior reported loss.

Cash

Cash includes cash deposits at financial institutions and highly liquid investments with original maturities of three months or less. Cash overdrafts are reflected as a component of accounts payable.

Revenue Recognition

The Company generates revenue from the sale of its electric battery fleet of commercial vehicles and electric battery drive systems, the licensing of its software systems, and warranty contracts. There were no warranty contracts during 2020, 2019, or 2018. See Note 3 — Revenue Recognition for discussion of the Company’s significant accounting policies related to revenue recognition.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts receivable, and convertible notes payable. The fair value of cash and accounts receivable approximates carrying value due to their short term maturity. The fair value of the convertible notes payable is disclosed in detail at Note 6. ASC 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires management to develop its own assumptions. This hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Accounts Receivable, Net

The Company records unsecured and non-interest bearing accounts receivable at the gross invoice amount, net of any allowance for doubtful accounts. The Company maintains its allowance for doubtful accounts at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of past losses, current customer conditions, and the anticipated impact of current economic conditions. As of December 31, 2020, December 31, 2019, and December 31, 2018, there was no allowance for doubtful accounts required based on management’s evaluation. Accounts are considered delinquent when 180 days overdue.

Inventories and Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using average cost. Inventory write-downs are based on reviews for obsolescence determined primarily by future demand forecasts.

Other current assets

Other current assets consist primarily of prepaid insurance, which is expected to be recognized or realized within the next 12 months.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 2. Summary of significant accounting policies (cont.)

Fixed Assets

Fixed assets represent property and equipment stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based upon the following estimated useful lives:

Equipment	7 years
Vehicles	5 years
Leasehold improvements	shorter of lease term or 15 years
Furniture and fixtures	7 years
Computers, Software and related equipment	3 to 5 years

The Company capitalizes additions, renewals, and improvements greater than $1, while repairs and maintenance are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the statement of operations as a component of other (expense) income, net.

Research and Development Costs

Research and development costs are expensed as incurred, and consist primarily of design and development activities, costs related to design tools, and supplies. The Company is investing in the continued development and improvement of its battery systems and technology as well as its chassis design.

Advertising

Advertising costs are expensed as incurred and are included within selling and marketing expenses in the consolidated statement of operations. Advertising expenses for the years ended December 31, 2020, 2019 and 2018 totaled approximately $18, $42, and $23, respectively.

Convertible Notes

The Company has issued convertible notes, which are convertible upon the Company obtaining additional equity financing, or in some cases, a change in control. At such time, the note holder will receive a calculated number of shares based on the additional equity financing. Certain notes provide a conversion discount to the share price at the time of the additional equity financing. The Company carries the convertible note liability at the outstanding principal balance, net of debt discounts, which approximates fair value.

The convertible notes are principally a debt financial instrument host containing embedded features and for options which would otherwise be required to be bifurcated from the debt hosts and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815. To the extent it is meaningful, the “other income (expense) component” of the convertible note fair value adjustment is presented in a single line in the consolidated statement of operations, as provided for by ASC 82510-50-30(b).

SAFE Note

The Company issued Simple Agreement for Future Equity (“SAFE”) Note in the amount of $30,000.

Conversion or cash-out events:    In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE note will convert into a series of preferred stock of the Company. The SAFE will convert into the number of shares of preferred stock equal to $30 divided by 80% of the per share price of the equity financing event. SAFE note holder will either receive cash for their note, or common stock if a liquidity event were to occur before the expiration or termination of the SAFE note. In the

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 2. Summary of significant accounting policies (cont.)

event of a dissolution, SAFE note holder will receive the purchase amount, due and payable immediately prior to, or concurrent with, the consummation of the dissolution event. The SAFE note will terminate or expire upon either the issuance of capital stock to the investor, or payment of the amount due to the investor.

Preference upon dissolution:    Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holder will be paid back their purchase amount prior to the distribution of assets to common stock investors and concurrent with payments for other Convertible Securities and/or Preferred Stock.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation, under which shared based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the financial statements as salaries expense based on the fair value on the date of grant. The Company issues stock option awards to employees and nonemployees.

The Company utilizes the fair value method of accounting for stock options granted to employees which requires the recognition of compensation expense for costs related to all share-based payments, including stock options. The fair value method requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. The Company adopted the guideline of comparable publicly traded company methodology within the market approach. This method requires nonpublic entities to develop relevant market multiples and ratios, using metrics such as earnings before interest and taxes, earnings before interest taxes, depreciation and amortization, net income and/or tangible book value. These multiples and values are then applied to the Company’s corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company’s metrics if its position in its industry is significantly different from the position of the guideline companies, or if its intangible attributes are significantly different.

Recent accounting pronouncements issued and adopted:

ASC 606 Revenue Recognition:    As of January 1, 2019, the Company has adopted the new accounting standard ASC 606, Revenue from Contracts with Customers using the modified retrospective method. ASC 606 is designed to have companies recognize revenue when goods or services are provided to customers in amounts that reflect the consideration to which an entity would normally expect to receive for similar goods or services. ASC 606 provides for a five-step process to define and quantify this goal and, in so doing, requires management to use judgment and estimates which may differ from previous U.S. GAAP. The 5-steps (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract(s), (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract(s), (5) recognize revenue when (or as) the entity satisfies a performance obligation. Such differences may include the identification of performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation. ASC 606 also provides for the capitalization of cost to obtain and fulfill a contract with a customer, which is codified as ASC 340-40, Other Assets and Deferred Costs — Contracts with Customers.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 2. Summary of significant accounting policies (cont.)

As the Company has only started to recognize revenue during the period presented, the adoption of ASC 606 did not have an impact on the Company’s revenue recognition, and therefore, the Company was not required to reflect a cumulative effect adjustment to retained earnings at January 1, 2018.

ASC 718 Compensation — Stock Compensation:    In June 2018, the FASB issued ASC 718, Compensation — Stock Compensation, as part of its simplification initiative to identify and refine areas where cost and complexity can be refined while providing more useful information to users of financial statements. The new guidance requires equity classified share-based payment awards issued to nonemployees to be measured on the grant date, instead of being re-measured through the performance completion date under the previous guidance.

The Company adopted ASC 718 as part of its issuance and implementation of its 2018 Employee Stock Option Plan.

Recent accounting pronouncements issued, not yet adopted:

ASC 842 Leases:    In February 2016, the Financial Accounting Standards Board (FASB) issued a new lease accounting standard ASC 842: Leases. This new standard requires lessees to record assets and liabilities on the balance sheet for all leases with a lease term of 12 months or longer. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASC 842. The new standard increases transparency and comparability by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet.

The new standard requires organizations to recognize the ROU asset and lease liabilities by lessees for those classified as an operating lease under ASC 840. Organizations will also need to consider the effect deferred rent will have on the calculation. Under ASC 840, the Company identified deferred rent to be immaterial. As such, the Company has determined that deferred rent is immaterial under ASC 842. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available.

The Company plans to adopt ASC 842 as of January 1, 2021 using the modified retrospective approach. Under this approach the Company anticipates electing the package of practical expedients permitted under the transition guidance within the new standard, which will allow it to carry forward the historical determination of contracts as leases, the associated lease classifications and not need to reassess the initial direct costs for historical lease arrangements. In addition, the Company plans to implement internal controls and leverage new system functionality provided through the NetSuite Enterprise Resource Planning (“ERP”) software to enable faster preparation of financial information.

The adoption of the new lease standard on January 1, 2021 will likely have a material impact on the Company’s consolidated financial statements; the most significant of which would be the recognition of ROU assets of $95 and lease liabilities of $95 for operating leases on the consolidated balance sheet.

Note 3. Revenue

The Company recognizes revenue consisting of product sales, inclusive of shipping and handling charges, net of estimates for customer allowances. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies its performance obligations under the contract. The Company recognizes revenue by transferring the promised products to the customer, with the revenue recognized at the point in time the customer takes control of the products. The Company recognizes revenue for shipping and handling charges at the time the products are delivered to or picked up by the customer. The majority of its contracts have a single performance obligation, which is met at the point in time that the product is delivered, and title passes to the customer, and are short term in nature.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 4: Inventory

Inventory consisted of Parts and Work-in-Progress as of December 31, 2020, 2019 and 2018 of $1,867, $1,569, and $317, respectively. The Company had no finished goods inventory as of these dates.

Note 5. Convertible Debt

At various times from 2016 through the present, the Company has issued approximately $21,540 of convertible notes payable, with maturities ranging from ten years to less than a year at issuance. The convertible notes are convertible upon the Company obtaining additional equity financing, or in some cases, a change in control. Proceeds from the convertible notes’ issuances were primarily used to fund the Company’s operations during these periods.

At December 31, 2020, 2019 and 2018, the carrying value of debt, which approximates fair value, was as follows:

	December 31,
	2020	2019	2018
Convertible notes, current portion	$21,540	$1,000	$—
Debt discount recognized	(4,884)	—	—
Debt discount amortized	1,704	—	—
Net convertible notes, current portion	$18,360	$1,000	$—
	December 31,
	2020	2019	2018
Convertible notes, non-current portion	$—	$7,064	$6,333
Debt discount recognized	—	(690)	(427)
Debt discount amortized	—	28	6
Net convertible notes, non-current portion	$—	$6,402	$5,912

The Company’s convertible notes have been classified as short-term and converted in January 2021. All of the convertible notes bear simple interest at a rate of 8%. Interest on the notes is accumulated until the earlier of maturity or a transaction that triggers exercise of the conversion feature. All of the notes are unsecured and have varying maturity dates, as described below.

For disclosure purposes, management has divided the convertible notes into three groups: Group 1 notes, Group 2 notes, and a Group 3 note.

Group 1 Convertible notes

Group 1 convertible notes consists of notes with an aggregated issue amount of $6,413, with ten year maturities at each of varying issuance dates ranging from December 2026 to July 2029, and that provide for two distinct resolutions: (a) payment of principal and accrued interest in cash at maturity, or (b) conversion to a form of equity interest in the Company at the lesser of ( i) eighty percent (80%) to ninety percent (90%) of the per share price of the equity issued in the qualified financing or (ii) a valuation cap divided by a fully diluted capitalization. Principal and accrued interest is payable at the maturity date. The valuation cap ranges from $10,000,000 to $200,000,000 and varies by issuance. The conversion at a discount to the subsequent qualified financing was evaluated as an embedded put feature requiring bifurcation as a separately recorded derivative instrument. The conversion based upon the stated valuation cap and fully diluted capitalization was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date. The bifurcated

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 5. Convertible Debt (cont.)

derivative feature of the Group 1 notes was recorded as a debt discount which is amortized to interest expense over the life of the respective convertible note. The Company incurred debt discounts totaling $489 related to the conversion feature. Accordingly, the Company recognized the following with respect to the Group 1 notes:

Group 1 notes

	12 Months Ended December 31,
	2020	2019	2018
Debt discount recognized	$—	$62	$259
Debt discount amortized	$15	$10	$5

Group 2 Convertible notes

Group 2 convertible notes consists of notes with an aggregated issue amount of $14,127, with varying maturities ranging from March 2021 to August 2030, and of varying issuance dates that provide for four distinct resolutions: (a) payment of principal and accrued interest in cash at maturity, (b) conversion to a form of equity interest in the Company issued in a subsequent qualified financing at the lesser of (i) eighty percent (80%) to ninety percent (90%) of the per share price of the equity issued in the qualified financing or (ii) a valuation cap of $60,000,000 divided by the fully diluted capitalization, or (c) following certain corporate transactions, including a change in control a settlement in cash at an amount equal to the accrued interest plus three times the principal balance of the note or converted into common stock at a price per share equal to a valuation cap of $60,000,000 divided by the fully diluted capitalization, or (d) optionally converted into common stock at maturity at a per share price obtained by dividing $30,000,000 valuation cap by the fully diluted capitalization. Principal and accrued interest is payable at the maturity date. The conversion at a discount to the subsequent qualified financing, and the cash settlement following certain corporate transactions were evaluated as embedded put features requiring bifurcation as a separately recorded derivative instruments. The conversion based upon the stated valuation cap and fully diluted capitalization was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date. The fair value of the bifurcated derivatives of the Group 2 notes was recorded as a debt discount which is amortized to interest expense over the life of the respective convertible note. The Company incurred debt discounts totaling $4,395. Accordingly, the Company recognized the following with respect to the Group 2 notes:

Group 2 notes

	12 Months Ended December 31,
	2020	2019	2018
Debt discount recognized	$4,194	$201	$—
Debt discount amortized	$1,661	$11	$—

Group 3 Convertible Note

The Group 3 convertible note is a single note with a $1,000 issue amount in December 2018, maturing in December 2020. This note was converted in the first quarter of fiscal year 2021 and the noteholder elected to wait for conversion rather than collect the principal and accrued interest amounts. The Group 3 note allows for payment in cash at maturity or, in the event of a conversion event, a conversion of the principal and accrued interest of the note into two percent (2%) of the outstanding equity of the Company after the conversion transaction. The conversion into 2% of the outstanding equity was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date, accordingly, no discount on the debt issuance was recorded and no discount had been amortized during the periods under presentation.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 6. Derivative Liability

Fair Value Considerations

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the tables below, this hierarchy consists of three broad levels:

Level 1 valuations

Quoted prices in active markets for identical assets and liabilities.

Level 2 valuations

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

Level 3 valuations

Significant inputs to the valuation model are unobservable.

The Company follows the provisions of ASC 820 with respect to its financial instruments. As required by ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Derivative financial instruments which are required to be measured at fair value on a recurring basis under ASC 815 are measured at fair value using Level 3 inputs for all periods presented. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2020 the Company recognized a Warrant on convertible Preferred Series A as a new financial instrument requiring a Level 3 valuation and determined its fair value to be $1,708. The offset to this Warrant was to Redeemable Convertible Preferred Stock.

Existing financial instruments requiring Level 3 valuation consisted of the derivative liabilities from the Group 1 and Group 2 Convertible Notes. The Company determined that, with the anticipated 2020 Series A Financing (see Note 8), the likelihood of the Group 1 and Group 2 Convertible Notes converting had risen to a near certainty. Accordingly, the related derivative liabilities for these notes were revalued assuming a probability of 100% for conversion according to the Notes’ terms, causing the associated derivative liability to be valued at $6,394. The increase in the derivative liability during the 4th quarter of 2020 of $1,510 caused by the reassessment of Group 1 and Group 2 Convertible Notes was reflected on the statement of operations.

The carrying value of the derivative financial instruments is recorded as derivative liability on the balance sheet. The embedded derivative liabilities are entirely related to the issuance of convertible notes, and carry the following balances for the periods under presentation:

	December 31,
	2020	2019	2018
Group 1 notes	$1,223	$489	$427
Group 2 notes	5,171	201	—
Total derivative liability	$6,394	$690	$427

At December 31, 2020, the derivative liability was recorded entirely as a current liability, reflecting the Company’s anticipation of a convertible note exercise. See Note 8, 2020 Series A Financing.

The fair value of the derivative liabilities are estimated using a probability weighted assessment of the settlement value. The significant unobservable inputs to the fair value calculation are the estimated probability that settlement will occur as well as the timing of such settlement. These are subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, these

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 6. Derivative Liability (cont.)

techniques are highly volatile and sensitive to changes in inputs. Because derivative financial instruments are initially and subsequently carried at fair values, the Company’s income will reflect the volatility in these estimate and assumption changes. The Company’s management has determined that as a result of the conversion described in Note 8, 2020 Series A Financing, the probability of settlement occurring increased to 100% and have adjusted the fair value of derivative liability accordingly.

Note 7. Share-based compensation

On November 27, 2018, the Company adopted the 2018 Stock Plan (“the Plan”), which authorized the issuance of up to 16,390,023 shares of common stock to employees, directors, and consultants of the Company, in the form of restricted stock, stock appreciation rights, and stock options. As of December 31, 2020, there were 1,318,550 shares available for issuance pursuant to future grants under the Plan.

The amount and terms of grants are determined by the Board. The stock options granted under the Plan generally expire within 10 years from the date of grant and generally vest over 4 years, at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter based on continued service.

The Company allows employees to exercise options prior to vesting. The Company records a liability for shares exercised but not vested. The liability is relieved when the options vest. If the employee leaves the Company before vesting, the unvested shares can be repurchased.

The following table summarizes stock option activity for the period ended December 31, 2020:

	Options	Weighted Average Option Price (Fair Value)	Weighted Average Exercise Price	Weighted Average Remaining Contracts
December 31, 2017 –
Options outstanding	—	$0.02	$0.03	—
Granted	728,000	0.02	0.03
Exercised	—	—	—
Expired or canceled	80,000	0.02	0.03
December 31, 2018 –
Options outstanding	648,000	$0.02	$0.03	9.9
Granted	13,316,623	0.02	0.03
Exercised	13,211,689	0.02	0.03
Expired or canceled	57,867	0.02	0.03
December 31, 2019 –
Options outstanding	695,067	$0.02	$0.03	9.4
Granted	1,026,850	0.02	0.03
Exercised	223,375	0.02	0.03
Expired or canceled	132,930	0.02	0.03
December 31, 2020 –
Options outstanding	1,365,612	$0.05	$0.07	9.24

The Company recognized stock-based compensation expense for the years ended December 31, 2020, 2019 and 2018 totaling approximately $15, $279 and $2, respectively. As of December 31, 2020, the Company has $52 of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 3.9 years.

The aggregate intrinsic value of options exercised during the year ended December 31, 2020 was $4, and the aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2020 was $27.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 7. Share-based compensation (cont.)

The Company estimates the fair value of stock options on the date of the grant using the Black-Scholes option pricing model. Each of the Black-Scholes inputs generally require significant judgement, including the assumptions discussed below.

•        Given the absence of a publicly traded market, the Board considers various subjective factors to determine the fair value of the Company’s common stock at each meeting awards were approved. These factors include but are not limited to contemporaneous third-party valuations of its common stock, the lack of marketability of common stock and the likelihood of achieving a liquidity event such as an IPO or sale of the Company.

•        The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (SAB) No. 107. The expected term of nonemployee options is equal to the contractual term.

•        The risk-free interest rate is based on the interest rate payable on the U.S. Treasury securities with an equivalent expected term of the options.

•        The Company determines the price volatility factor based on the historical volatilities of several publicly listed peer companies as the Company does not have trading history for its common stock.

•        The expected dividend yield assumption is based on the Company’s current expectations about its anticipated dividend policy.

The valuation of the options was calculated using the Black-Sholes option pricing model using the following assumptions:

Expected dividend yield	0%
Stock price volatility	55% – 80%
Expected term	6 to 7 years
Risk-free interest rate	0.60% – 3.06%
Grant-date fair value (estimated)	$ 0.02 – $ 0.05

Note 8. Redeemable Convertible Preferred Stock

During the fourth quarter of 2020, the Company executed a financing round and issued Series A preferred shares (the “2020 Series A Financing”). The 2020 Series A Financing included the authorization of 25,794,475 shares of preferred stock in classes A through A-10. Class A was allocated to investors who contributed new money to the Company, while Class A-1 through A-10 were issued in exchange to convertible note holders. As part of this raise, 1,411,764 preferred shares Class A and one warrant exercisable for 319,411 of preferred Class A shares were issued for aggregate cash proceeds of $9,570 and a subscription receivable for $2,430. As a result of this transaction and other transactions with the Company’s common stock, the Company had outstanding subscription receivable balances of $2,810, $364 and none as of December 31, 2020, 2019 and 2018, respectively. Such subscription receivable balances have been presented net of additional paid in capital in these financial statements. Subsequent to year-end, the Company issued an additional 3,739,846 Class A shares raising $31,759 in cash proceeds, and the conversion of the $30 SAFE Note. This transaction triggered a contractual conversion of all of the convertible debt and accrued interest into preferred stock issuing shares in Class A-1 through A-10.

Each share of Company Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the original issue price for the applicable share series by (ii) the conversion price applicable to such series of Preferred Stock, as may be adjusted as set forth in the Company’s Restated Certificate of Incorporation. Each share of Preferred Stock is automatically converted into shares of Common Stock at the conversion rate in effect for such series immediately upon the earlier of (i) a qualified public offering, (ii) a special-purpose acquisition vehicle (SPAC)

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 8. Redeemable Convertible Preferred Stock (cont.)

transaction or (iii) the date or occurrence of an event specified by vote, written consent, or agreement of the majority of holders of then-outstanding shares of preferred stock (voting together as a single class on an as-converted basis). Each share of Company Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the original issue price for the applicable share series by (ii) the conversion price applicable to such series of Preferred Stock, as may be adjusted as set forth in the Company’s Restated Certificate of Incorporation. Each share of Preferred Stock is automatically converted into shares of Common Stock at the conversion rate in effect for such series immediately upon the earlier of (i) a qualified public offering, (ii) a special-purpose acquisition vehicle (SPAC) transaction or (iii) the date or occurrence of an event specified by vote, written consent, or agreement of the majority of holders of then-outstanding shares of preferred stock (voting together as a single class on an as-converted basis).

The preferred shares issued as part of this financing include shares in Class A through A-10 shares. All of these preferred classes include an 8% dividend rate and include preferential treatment to common shares upon liquidation. Only Class A, A-2, and A-10 contain voting rights.

The Company had one warrant outstanding at December 31, 2020. The warrant has a five-year expiration and allows for the call of 319,411 shares of Preferred A stock at an exercise price of $8.50 per share. The valuation of the warrant was calculated using a Black-Scholes option pricing model using the following assumptions:

Expected dividend yield	0%
Standard deviation of share price	0.80
Expected term	5 years
Risk-free interest rate	0.36%
Grant-date fair value (estimated)	$ 8.50

The above factors calculate the value of one option at $5.35, with a resulting value for the 319,411 options of $1,707. The Company has classified this warrant as a liability based on the guidance of ASC 480-10-55-33.

Since the preferred shares may be redeemed concurrent with deemed liquidation events, but are not mandatorily redeemable, the redeemable preferred shares have been classified as outside permanent equity. The preferred shares have a liquidation preference and ranks senior to the Company’s Common Stock, with respect to any distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The holders of the preferred shares issued (A, A-2, and A-10) have voting rights.

None of the preferred shares issued are registered under the Securities Act. Each of the Stockholders who received shares of Series A Preferred Shares are an accredited investor. The issuance of the shares to Stockholders is exempt from the registration requirements of the Act in reliance on an exemption from registration provided by Section 4(2) of the Act.

Based on the terms of the Series A preferred shares, if certain fundamental transactions were to occur, the Series A Preferred Shares would require redemption, which precludes permanent equity classification on the accompanying consolidated Balance Sheet.

Note 9. SAFE Note

On October 30,2020, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) totaling $30 issued to Elemental Excellerator.

Conversion or cash-out events:    In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital and upon approval by the Company’s Board of Directors, the SAFE note will convert into a series of preferred stock of the company. The SAFE note will convert into a number of shares of preferred stock equal to the quotient obtained by dividing (x) the principal amount of the SAFE note by (y) the product of (A) the applicable price per share in the then-applicable financing round and (B) 80%.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 9. SAFE Note (cont.)

SAFE note holder will either receive cash for their note, or common stock if a liquidity event were to occur before the expiration or termination of the SAFE note. In the event of a dissolution, SAFE note holder will receive the purchase amount, due and payable immediately prior to, or concurrent with, the consummation of the dissolution event. The SAFE note will terminate or expire upon either the issuance of capital stock to the investor, or payment of the amount due to the investor.

Preference upon dissolution:    Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holder will be paid back their purchase amount prior to the distribution of assets to common stock investors and concurrent with payments for other Convertible Securities and/or Preferred Stock.

Note 10. Prepaid expenses

Prepaid expenses consist of insurance premiums that have been paid and are being amortized over the policy year.

Note 11. Property and equipment, net

Property and equipment, net consisted of the following at December 31, 2020, 2019 and 2018:

Property and Equipment	December 31, 2020	December 31, 2019	December 31, 2018
Equipment	$957	$846	$764
Furniture & Fixtures	11	12	8
Company Vehicles	320	74	37
Leasehold Improvements	29	29	5
Computers, Software and related equipment	444	393	226
	1,761	1,354	1,040
Accumulated Depreciation	(677)	(381)	(143)
Property and Equipment, Net	$1,084	$973	$897

Depreciation expense for the year ended December 31, 2020, 2019 and 2018 totaled approximately $296, $239 and $121, respectively.

Note 12. Accrued expenses and other current liabilities

Other current liabilities consisted of the following at December 31, 2020, 2019 and 2018:

Other Current Liabilities	December 31, 2020	December 31, 2019	December 31, 2018
Customer Deposits	$1,837	$1,920	$50
Accrued Expenses	468	341	124
Accrued Interest	2,453	897	341
Other	384	293	48
Total other current liabilities	$5,142	$3,451	$563

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 13. Commitments and Contingencies

Operating Leases

The Company leases office space, certain facilities and other equipment under operating lease agreements that expire at various dates. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31:

2020	$45
2021	98
2022	—
2023	—
2024	—
Thereafter	—
Total Future minimum lease payment	$143

Rent expense totaled $234 for the year ended December 31, 2020. Certain of the Company’s lease agreements contain escalation clauses, and accordingly, the Company straight-lines the rent expense over the lease term.

Litigation

As of the date of the audited consolidated financial statements, the Company was not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Cal Savers Legislation

On September 26, 2016, California governor Jerry Brown signed Senate Bill 1234 implementing a program to address the growing problem of workers not being adequately prepared for retirement. Senate bills 1234 and 923 provided the framework for a state sponsored program that allowed for employees to contribute to a retirement savings program at jobs that did not offer a retirement plan. The legislation required employers to allow employees to contribute to a state sponsored retirement plan or similarly comparable retirement plan or else have the employee opt-out of participating in the plan.

On July 1, 2019 the plan officially launched state-wide with a tiered effective date based on the number of employees. As of December 31, 2020, the Company had less than 100 employees and was therefore required to implement compliance by June 30, 2021. The Company is currently evaluating various retirement savings options to implement in order to be compliant with the state legislation.

Note 14. Supplemental cash flow information

In 2020, the Company had non-cash financing activity in the form of the issuance of a warrant for preferred stock as part of the 2020 Series A Financing, resulting in $1,707 related to the valuation of the warrant. The Company paid $17, $2, and $68 in interest for the years ended December 31, 2020, 2019 and 2018, respectively. The Company did not have any income tax payments for the periods presented.

Note 15. Related Party Transactions

The Company leases property in North Hollywood, California from the Valley Industrial Properties which is owned by the Sunseeker Trust. The Sunseeker Trust is an irrevocable Trust with the beneficiary being the mother of the CEO, Dakota Semler.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 15. Related Party Transactions (cont.)

The Company’s trucks utilize Metalsa, a Mexico-based automotive supplier, to provide parts and manufacturing services. Metalsa has an investment in the Company in the form of a convertible note payable.

The Company has a partial recourse promissory note in the amount of $364 due from the COO, Giordano Sordoni. The note was utilized to exercise options provided to him by the Company. Interest is compounded annually at a rate of 2.38%. The note was issued in the amount of $364 on June 24, 2019 and the full balance remained outstanding at December 31, 2020.

The Company purchased four used vehicles from an entity owned by the CEO. The Company utilizes these vehicles to assist in servicing customer vehicles.

Note 16. Income Taxes

On December 31, 2020, the Company converted from an S-Corporation to a C-Corporation. This change was made as part of the 2020 Series A Financing (see Note 8) where a foreign entity became a shareholder of the Company. The Company is subject to federal and state income taxes in the state of California. The Company’s income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover its deferred tax assets in the jurisdiction from which they arise, The Company considers all available positive and negative evidence in evaluating its ability to recover its deferred tax assets in the jurisdiction in which they arise. These include scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state and federal pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company will consider the last two years and interim period of operating income (loss).

As of December, 31, 2020, we have federal and state income tax net operating loss (NOL) carryforwards of $3,955, $4,990, and $16,667; which will expire over the next twenty years in California.

The Company believes that it is more likely than not that the benefit from NOL carryforwards will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $7,483 on the remaining deferred tax assets related to these NOL carryforwards. If our assumptions change and the Company determines that it will be able to realize these NOLs, the tax benefits related to any reversal of valuation allowance will be adjusted in the same period.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in multiple jurisdictions across its global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjust these liabilities when its judgment changes as a result of the evaluation of new information not previously available.

Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 17. Subsequent events

The Company evaluated all events or transactions that occurred through March 4, 2021, the date the financial statements were available to be issued. There are no subsequent events other than disclosed herein.

2020 Series A Financing    As described in Note 8 Series A Financing subsequent to year-end, the Company raised an additional $30,474 of Preferred A shares. As part of this transaction, the Company converted $21,540 of convertible notes and $2,454 in accrued interest to Preferred shares of Company stock.

Conversion of SAFE Note    As part of its February 2021 meeting, the Company’s Board approved the conversion of the SAFE note to Class A Preferred shares. The note holder contributed an additional $620 in cash and the $30 note in exchange for 76,471 preferred shares.

SPAC Transaction    On February 22, 2021 the Company announced that it had entered into a definitive business combination agreement with NextGen Acquisition Corporation, a special purpose acquisition company. The result of the transaction will transform the Company into a publicly traded entity on the NASDAQ stock exchange.

XOS, INC. AND SUBSIDIARY

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2021 and Comparative Periods

Xos, Inc. and Subsidiary
Consolidated Balance Sheets
(In thousands)

	March 31, 2021 (Unaudited)	December 31, 2020 (Audited)
Assets
Cash	$35,528	$10,359
Accounts receivable, net	314	408
Inventory	3,299	1,867
Other current assets	918	56
Total current assets	40,059	12,690
Property and equipment, net	1,198	1,084
Other assets	350	—
Total assets	$41,607	$13,774

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Accounts payable	$1,054	$1,168
Current portion of equipment loans payable	135	142
Current portion of convertible notes payable	—	18,360
Current portion derivative liability	—	6,394
Current portion of SAFE notes payable	—	30
Warrant liability	1,707	1,707
Other current liabilities	2,242	5,142
Total current liabilities	5,138	32,943
Equipment loans payable, net of current portion	135	166
Total liabilities	5,273	33,109

Commitment and Contingencies
Redeemable convertible preferred stock – $0.0001 par value Series A – 27,041 shares authorized, 26,722 and 1,412 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	76,998	7,862

Stockholders’ Deficit
Common stock $0.0001 stated value, Authorized 65,794 shares 37,000 and 36,943 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	4	4
Additional paid in capital – common stock	676	293
Accumulated deficit	(41,344)	(27,494)
Total stockholders’ deficit	(40,664)	(27,197)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$41,607	$13,774

See Notes to Consolidated Financial Statements (Unaudited)

Xos, Inc. and Subsidiary
Consolidated Statements of Operations
For Three Months Ended
(Unaudited)
(In thousands)

	March 31, 2021	March 31, 2020
Revenues	$793	$176
Cost of Goods Sold	672	288
Gross Profit (Margin)	121	(112)

Costs and Expenses
General, and administrative expense	3,364	804
Research and development	2,167	100
Depreciation	89	—
Sales and marketing expenses	45	55
Total Costs and Expenses	5,665	959
Loss from Operations	(5,544)	(1,071)

Other Expenses
Interest expense	8	166
Change in fair value of derivative instruments	(6,394)	—
Write off of subscription receivable	379	—
Realized loss on extinguishment of debt	14,104	—
Other expenses	209	—
Total Other Expenses	8,306	166
Net Loss	$(13,850)	$(1,237)

See Notes to Consolidated Financial Statements (Unaudited)

Xos, Inc. and Subsidiary
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		APIC	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Par Value
December 31, 2019	—	$—	36,822	$4	$289	$(10,827)	$(10,534)
Net loss	—	—	—	—	—	(1,237)	(1,237)
March 31, 2020 (unaudited)			36,822	4	289	(12,064)	(11,771)
Issuance of preferred shares, including shares subscribed for $2,430	1,412	9,570	—	—	(15)	—	(15)
Redeemable warrant issued	—	(1,708)	—	—	—	—	—
Stock options exercised	—	—	223	—	10	—	10
Shares repurchased and retired	—	—	(102)	—	(3)	—	(3)
Stock based compensation expense	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	(15,430)	(15,430)
December 31, 2020	1,412	7,862	36,943	4	293	(27,494)	(27,197)
Payment of subscription receivable	—	2,430	—	—	379	—	379
Issuance of preferred shares	3,740	31,788	—	—	—	—	—
Conversion of notes payable	21,570	34,918	—	—	—	—	—
Stock options exercised	—	—	105	—	3	—	3
Shares repurchased and retired	—	—	(48)	—	(1)	—	(1)
Stock based compensation expense	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	(13,850)	(13,850)
March 31, 2021 (unaudited)	26,722	$76,998	37,000	$4	$676	$(41,344)	$(40,664)

See Notes to Consolidated Financial Statements (Unaudited)

Xos, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Three Months Ended
(Unaudited)
(in thousands)

	March 31, 2021	March 31, 2020
Cash flows from operating activities:
Net Loss	$(13,850)	$(1,237)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	89	—
Write off of subscription receivable	379	—
Realized loss on extinguishment of debt	14,104	—
Change in fair value of derivative liability	(6,394)	—
Stock compensation expense	2	—
(Increase)/Decrease in accounts receivable	94	(25)
(Increase)/Decrease in other assets	(350)	—
(Increase)/Decrease in inventory	(1,432)	(584)
(Increase)/Decrease in other current assets	(862)	232
Increase/(Decrease) in accounts payable	(113)	(314)
Increase/(Decrease) in other current liabilities	(447)	(256)
Net cash used in operating activities	(8,782)	(2,184)

Investing activities
Acquisition of property and equipment	(202)	(29)
Net cash used in investing activities	(202)	(29)

Financing activities
Collection of subscription receivable – preferred	2,430	—
Issuance of preferred shares	31,759	—
Convertible notes payable – gross borrowings	—	3,482
Payment of equipment loans	(31)	(188)
Current equipment notes	(7)	168
Stock options exercised	2	—
Net cash provided by financing activities	34,153	3,462

Change in cash	25,169	1,249
Cash at the beginning of the year	10,359	19
Cash at the end of the year	$35,528	$1,268

Supplemental disclosure of non-cash financing activities
Conversion of notes payable to redeemable convertible preferred stock:
Conversion of interest payable on convertible notes	$(2,453)	$—
Fair value adjustment of related party debt at conversion	(3,763)	—
Conversion of derivative liability related to convertible notes	—	1,707
Issuance of redeemable convertible preferred stock	34,918	—
Conversion of notes payable	(21,540)	—

See Notes to Consolidated Financial Statements (Unaudited)

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 1 — Description of Business and Basis of Presentation

Description of Business and Organization

Xos, Inc. and subsidiary (together, the “Company” or “Xos”), designs and develops fully electric battery mobility systems specifically for commercial fleets. Its primary focus is on Class 3 - 8 vehicles that travel on ‘Last Mile’ routes (that is less than 200 miles a day and on predictable routes). Rivordak, Inc. (“Rivordak”) is the sole subsidiary of Xos, Inc. and holds a dealership license to re-sell Xos vehicles to fleet customers. Combined, Xos and Rivordak make up 100% of the operations of the Company.

The Company provides commercial fleets zero emission vehicles that are easier to maintain and cost less on a total cost of ownership basis than their internal combustion engine equivalent. The Company achieves this through its proprietary technology stack, including Xos’ vehicle controls software suite, and its internally developed battery system designed specifically for commercial fleet applications.

The Company’s goal is to develop a connected, intelligent platform that thrives at the intersection between energy and software and offers medium and small fleet owners a complete solution to their mobility needs.

The Company is working to deliver on these needs by building partnerships with established companies who support customer infrastructure, servicing and financing requirements. This partnership approach has started to enable the Company to get to market with vehicles on the road supplementing major global fleets.

On February 22, 2021 the Company announced that it had entered into a definitive business combination agreement with NextGen Acquisition Corporation, a special purpose acquisition company. The result of the transaction, expected to close in August 2021, will result in a reverse merger where the Company will become a publicly traded entity on the NASDAQ stock exchange.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rivordak. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the Company’s ability to meet its obligations over the next twelve months of operations in the normal course of business. As an early-stage company, the Company has experienced negative cash flows from its operations since inception. The Company will require additional capital raises in order to continue the research and development of its electric vehicle products and scale its manufacturing operations to meet anticipated demand. Management is working to raise additional capital through various potential options, including but not limited to, equity and debt financings, and strategic alliances.

In December 2020, the Company executed a Series A financing, resulting in the receipt of $12 million in cash and subscription receivables as of year-end, with an additional $31.8 million received in January and February 2021. As part of this financing, the Company also converted all of its convertible debt and accrued interest to additional shares of preferred stock in January 2021.

Management notes that additional equity financing may not be available on favorable terms and could be dilutive to current stockholders. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 1 — Description of Business and Basis of Presentation (cont.)

Should the Company not be able to raise additional financing to its forecasted cash requirements, management notes that certain projected expenses could be eliminated including certain capital expenditures, research and development projects, and currently scheduled scaling of staffing would be reduced or eliminated. Management has projected that these options, along with the cash raised from the 2020 Series A financing and the reduced debt load from the debt conversion, would provide the Company enough liquidity to operate for at least the next twelve months from the date that these financial statements were available to be issued.

Note 2 — Summary of significant accounting policies

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time the Company is no longer considered to be an emerging growth company. At times, the Company may elect to early adopt a new or revised standard.

Risks and Uncertainties

Global Pandemic and Coronavirus Response:    On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the areas in which the Company operates.

As the coronavirus pandemic continues to evolve, the Company believes the extent of the impact to its business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time the Company is unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on its business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. Although the Company has used the best current information available in its estimates, actual results could materially differ from the estimates and assumptions developed by management.

Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, the Company may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations.

Semiconductor Chip Shortage:    As a result of the global pandemic, the silicon semiconductor industry has experienced a shortage in supply and ability to meet customer demand. This shortage has led to lead-times of semiconductor chips and components to increase since the beginning of 2020. Should shortages continue to be experienced the Company may not be able to find suitable alternative vendors and will experience issues procuring inventory to meet production schedules and demand.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 2 — Summary of significant accounting policies (cont.)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenues and expenses during the reporting periods. The Company’s most significant estimates and judgments involve valuation of share-based compensation, including the fair value of common stock, and the valuation of the convertible notes payable, SAFE note, warrant liability, and derivative liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

Cash

Cash includes cash deposits at financial institutions and highly liquid investments with original maturities of three months or less. Cash overdrafts are reflected as a component of accounts payable.

Revenue Recognition

The Company generates revenue from the sale of its electric battery fleet of commercial vehicles and electric battery drive systems, the licensing of its software systems, and warranty contracts. There were no warranty contracts as of March 31, 2021. See Note 3 — Revenue Recognition for discussion of the Company’s significant accounting policies related to revenue recognition.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts receivable, warrant liability, derivative liability and convertible notes payable. The fair value of cash and accounts receivable approximates carrying value due to their short term maturity. The fair value of the convertible notes payable is disclosed in detail at Note 6. ASC 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These inputs are classified as (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires management to develop its own assumptions. This hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Accounts Receivable, Net

The Company records unsecured and non-interest bearing accounts receivable at the gross invoice amount, net of any allowance for doubtful accounts. The Company maintains its allowance for doubtful accounts at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of past losses, current customer conditions, and the anticipated impact of current economic conditions. As of March 31, 2021, there was no allowance for doubtful accounts required based on management’s evaluation. Accounts are considered delinquent when 180 days overdue.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 2 — Summary of significant accounting policies (cont.)

Inventories and Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is computed using average cost. Inventory write-downs are based on reviews for obsolescence determined primarily by future demand forecasts.

Other current assets

Other current assets consist primarily of prepaid insurance and software licenses, which are expected to be recognized or realized within the next 12 months.

Fixed Assets

Fixed assets represent property and equipment stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based upon the following estimated useful lives:

Equipment	7 years
Vehicles	5 years
Leasehold improvements	shorter of lease term or 15 years
Furniture and fixtures	7 years
Computers, Software and related equipment	3 to 5 years

The Company capitalizes additions, renewals, and improvements greater than $1, while repairs and maintenance are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the statement of operations as a component of other (expense) income, net.

Research and Development Costs

Research and development costs are expensed as incurred, and consist primarily of design and development activities, costs related to design tools, and supplies. The Company is investing in the continued development and improvement of its battery systems and technology as well as its chassis design.

Advertising

Advertising costs are expensed as incurred and are included within selling and marketing expenses in the consolidated statement of operations. Advertising expenses for the quarters ended March 31, 2021 and 2020 totaled approximately $19 and $0, respectively.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation, under which shared based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the financial statements as salaries expense based on the fair value on the date of grant. The Company issues stock option awards to employees and nonemployees.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 2 — Summary of significant accounting policies (cont.)

The Company utilizes the fair value method of accounting for stock options granted to employees which requires the recognition of compensation expense for costs related to all share-based payments, including stock options. The fair value method requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. The Company adopted the guideline of comparable publicly traded company methodology within the market approach. This method requires nonpublic entities to develop relevant market multiples and ratios, using metrics such as earnings before interest and taxes, earnings before interest taxes, depreciation and amortization, net income and/or tangible book value. These multiples and values are then applied to the Company’s corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company’s metrics if its position in its industry is significantly different from the position of the guideline companies, or if its intangible attributes are significantly different.

Recent accounting pronouncements issued and adopted:

ASC 718 Compensation — Stock Compensation:    In June 2018, the FASB issued ASC 718, Compensation — Stock Compensation, as part of its simplification initiative to identify and refine areas where cost and complexity can be refined while providing more useful information to users of financial statements. The new guidance requires equity classified share-based payment awards issued to nonemployees to be measured on the grant date, instead of being re-measured through the performance completion date under the previous guidance.

The Company adopted ASC 718 as part of its issuance and implementation of its 2018 Employee Stock Option Plan.

Recent accounting pronouncements issued and not yet adopted:

ASC 842 Leases:    In February 2016, the Financial Accounting Standards Board (FASB) issued a new lease accounting standard ASC 842: Leases. This new standard requires lessees to record assets and liabilities on the balance sheet for all leases with a lease term of 12 months or longer. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASC 842. The new standard increases transparency and comparability by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet.

The new standard requires organizations to recognize the ROU asset and lease liabilities by lessees for those classified as an operating lease under ASC 840. Organizations will also need to consider the effect deferred rent will have on the calculation. Under ASC 840, the Company identified deferred rent to be immaterial. As such, the Company has determined that deferred rent is immaterial under ASC 842. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available.

Under ASU 2020-05, Leases is effective for non-public entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company continues to evaluate the impact of the standard and intends to adopt for fiscal year 2022. In addition, the Company is building out additional internal controls and leveraging system functionality provided by NetSuite Enterprise Resource Planning (“ERP”) software to enable faster preparation of financial information.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 3 — Revenue

The Company recognizes revenue consisting of product sales, inclusive of shipping and handling charges, net of estimates for customer allowances. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies its performance obligations under the contract. Any deposits from customers represent contract liabilities. The Company recognizes revenue by transferring the promised products to the customer, with the revenue recognized at the point in time the customer takes control of the products. The Company recognizes revenue for shipping and handling charges at the time the products are delivered to or picked up by the customer. The majority of its contracts have a single performance obligation, which is met at the point in time that the product is delivered, and title passes to the customer, and are short term in nature.

Note 4 — Inventory

Inventory consisted of Parts and Work-in-Progress as of March 31, 2021 and December 31, 2020 of $3,299 and $1,867 respectively. The Company had no finished goods inventory as of these dates.

Note 5 — Converted Debt

At various times from 2016 through 2020, the Company issued approximately $21,540 of convertible notes payable, with maturities ranging from ten years to less than a year at issuance. The convertible notes were to be automatically converted upon the Company obtaining additional equity financing, or in some cases, a change in control.

Proceeds from the converted notes’ issuances were primarily used to fund the Company’s operations during these periods. As of March 31, 2021, the Company converted all $21,540 of convertible notes, the related derivative liability, and $2,454 in accrued interest to Preferred shares of Company stock.

At December 31, 2020, the carrying value of debt, which approximates fair value, was as follows:

December 31, 2020
Convertible notes, current portion	$21,540
Debt discount recognized	(4,884)
Debt discount amortized	1,704
Net convertible notes, current portion	$18,360

The Company’s converted notes were previously classified as short-term and converted in January 2021. All of the converted notes bore simple interest at a rate of 8%. Interest on the notes was accumulated until the earlier of maturity or a transaction that triggered exercise of the conversion feature. All of the notes were unsecured and had varying maturity dates, as described below.

For disclosure purposes, management has divided the convertible notes into three groups: Group 1 notes, Group 2 notes, and a Group 3 note.

Group 1 Converted notes

Group 1 converted notes consisted of notes with an aggregated issue amount of $6,413, with ten year maturities ranging from December 2026 to July 2029, and that provide for two distinct resolutions: (a) payment of principal and accrued interest in cash at maturity, or (b) conversion to a form of equity interest in the Company at the lesser of ( i) eighty percent (80%) to ninety percent (90%) of the per share price of the equity issued in the qualified financing or (ii) a valuation cap divided by a fully diluted capitalization. Principal and accrued interest is payable at the maturity date. The valuation cap ranges from $10,000 to $200,000 and varies by issuance. The conversion at a discount to the subsequent qualified financing was evaluated as an embedded put feature requiring bifurcation as a separately recorded

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 5 — Converted Debt (cont.)

derivative liability instrument. The conversion based upon the stated valuation cap and fully diluted capitalization was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date. The bifurcated derivative feature of the Group 1 notes was recorded as a debt discount which is amortized to interest expense over the life of the respective converted note. The Company incurred debt discounts totaling $489 related to the conversion feature. The unamortized debt discounts at conversion, equaled $1,180 at conversion and were eliminated upon conversion in accordance with ASC 470.

Group 2 Converted notes

Group 2 converted notes consisted of notes with an aggregated issue amount of $14,127, with varying maturities ranging from March 2021 to August 2030, and of varying issuance dates that provide for four distinct resolutions: (a) payment of principal and accrued interest in cash at maturity, (b) conversion to a form of equity interest in the Company issued in a subsequent qualified financing at the lesser of (i) eighty percent (80%) to ninety percent (90%) of the per share price of the equity issued in the qualified financing or (ii) a valuation cap of $60,000 divided by the fully diluted capitalization, or (c) following certain corporate transactions, including a change in control a settlement in cash at an amount equal to the accrued interest plus three times the principal balance of the note or converted into common stock at a price per share equal to a valuation cap of $60,000 divided by the fully diluted capitalization, or (d) optionally converted into common stock at maturity at a per share price obtained by dividing $30,000 valuation cap by the fully diluted capitalization. Principal and accrued interest is payable at the maturity date. The conversion at a discount to the subsequent qualified financing, and the cash settlement following certain corporate transactions were evaluated as embedded put features requiring bifurcation as a separately recorded derivative instruments. The conversion based upon the stated valuation cap and fully diluted capitalization was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date. The fair value of the bifurcated derivatives of the Group 2 notes was recorded as a debt discount which is amortized to interest expense over the life of the respective converted note. The Company incurred debt discounts totaling $5,171. The unamortized debt discounts at conversion, equaled $4,030 at conversion and were eliminated upon conversion in accordance with ASC 470.

Group 3 Converted Note

The Group 3 converted note is a single note with a $1,000 issue amount in December 2018, maturing in December 2020. This note was converted in the first quarter of fiscal year 2021 and the noteholder elected to wait for conversion rather than collect the principal and accrued interest amounts. The Group 3 note allowed for payment in cash at maturity or, in the event of a conversion event, a conversion of the principal and accrued interest of the note into two percent (2%) of the outstanding equity of the Company after the conversion transaction. The conversion into 2% of the outstanding equity was evaluated as a conversion feature and did not require bifurcation as an embedded derivative. This conversion feature had zero intrinsic value on the commitment date, accordingly, no discount on the debt issuance was recorded and no discount had been amortized during the periods under presentation. However, during the fourth quarter of 2020, it became evident that all the converted notes were likely to be exercised and it was possible to determine an intrinsic value of the conversion feature. Accordingly, as of March 31, 2021, the Company recognized a discount on the converted note of $645 and an offsetting derivative liability in the same amount. Due to the immediacy of conversion, the discount on the Group 3 note was not amortized.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 6 — Derivative Liabilities

Fair Value Considerations

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the tables below, this hierarchy consists of three broad levels:

Level 1 valuations

Quoted prices in active markets for identical assets and liabilities.

Level 2 valuations

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

Level 3 valuations

Significant inputs to the valuation model are unobservable.

The Company follows the provisions of ASC 820 with respect to its financial instruments. As required by ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Derivative financial instruments which are required to be measured at fair value on a recurring basis under ASC 815 are measured at fair value using Level 3 inputs for all periods presented. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2021 and December 31, 2020, the Company recognized a Warrant on convertible Preferred Series A as a new financial instrument requiring a Level 3 valuation and determined its fair value to be $1,707. The offset to this Warrant was to Redeemable Convertible Preferred Stock. Liabilities measured at fair value on a recurring basis in the accompanying financial statements consist of derivative liabilities and warrant liabilities.

Financial instruments requiring Level 3 valuation also included the derivative liabilities from the Convertible Notes. The Company determined that, with the 2020 Series A Financing (see Note 8), the likelihood of the Convertible Notes converting had risen to a near certainty as of December 31, 2020. Accordingly, the related derivative liabilities for these notes were revalued assuming a probability of 100% for conversion according to the Notes’ terms, causing the associated derivative liability to be valued at $6,394 at December 31, 2020. The Company did not transfer any other items into, or out of, Level 3 during the three months ending March 31, 2021.

The carrying value of the derivative financial instruments were recorded as derivative liability on the consolidated balance sheet. At December 31, 2020, the embedded derivative liabilities were entirely related to the issuance of convertible notes. At December 31, 2020, the derivative liability was recorded entirely as a current liability, reflecting the Company’s anticipation of a convertible note exercise. As of March 31, 2021, there was no balance in the derivative liability because of the convertible note exercise. See Note 8, 2020 Series A Financing.

The fair value of the derivative liabilities were estimated using a probability weighted assessment of the settlement value. The significant unobservable inputs to the fair value calculation are the estimated probability that settlement will occur as well as the timing of such settlement. These are subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, these techniques are highly volatile and sensitive to changes in inputs. Because derivative financial instruments are initially and subsequently carried at fair values, the Company’s income will reflect the volatility in these estimate and assumption changes. The Company’s management has determined that as a result of the conversion described in Note 8, 2020 Series A Financing, the probability of settlement occurring increased to 100% and adjusted the fair value of derivative liability accordingly.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 7 — Share-based compensation

On November 27, 2018, the Company adopted the 2018 Stock Plan (“the Plan”), which authorized the issuance of up to 16,390,023 shares of common stock to employees, directors, and consultants of the Company, in the form of restricted stock, stock appreciation rights, and stock options. As of March 31, 2021 there were 1,318,550 shares available for issuance pursuant to future grants under the Plan.

The amount and terms of grants are determined by the Board. The stock options granted under the Plan generally expire within 10 years from the date of grant and generally vest over 4 years, at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter based on continued service.

The Company allows employees to exercise options prior to vesting. The Company records a liability for shares exercised but not vested. The liability is relieved when the options vest. If the employee leaves the Company before vesting, the unvested shares can be repurchased.

The following table summarizes stock option activity for the period ended March 31, 2021 and the year ended December 31, 2020:

	Options	Weighted Average Option Price (Fair Value)	Weighted Average Exercise Price	Weighted Average Remaining Years
December 31, 2019 – Options outstanding	695,067	$0.02	$0.03	9.4
Granted	1,026,850	0.02	0.03
Exercised	223,375	0.02	0.03
Expired or canceled	132,930	0.02	0.03
December 31, 2020 – Options outstanding	1,365,612	$0.05	$0.07	9.24
Granted	—	—	—
Exercised	105,366	0.05	0.07
Expired or canceled	45,734	0.05	0.07
March 31, 2021 – Options outstanding	1,214,512	$0.05	$0.07	9.06

The Company recognized stock-based compensation expense for the quarters ended March 31, 2021, and 2020 totaling approximately $2 and $0, respectively. As of March 31, 2021, the Company has $50 of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 3.65 years.

The aggregate intrinsic value of options exercised during the quarter ended March 31, 2021 was $6, and the aggregate intrinsic value of options outstanding and options exercisable as of March 31, 2021 was $15.

The Company estimates the fair value of stock options on the date of the grant using the Black-Scholes option pricing model. Each of the Black-Scholes inputs generally require significant judgement, including the assumptions discussed below.

•        Given the absence of a publicly traded market, the Board considers various subjective factors to determine the fair value of the Company’s common stock at each meeting awards were approved. These factors include but are not limited to contemporaneous third-party valuations of its common stock, the lack of marketability of common stock and the likelihood of achieving a liquidity event such as an IPO or sale of the Company.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 7 — Share-based compensation (cont.)

•        The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (SAB) No. 107. The expected term of nonemployee options is equal to the contractual term.

•        The risk-free interest rate is based on the interest rate payable on the U.S. Treasury securities with an equivalent expected term of the options.

•        The Company determines the price volatility factor based on the historical volatilities of several publicly listed peer companies as the Company does not have trading history for its common stock.

•        The expected dividend yield assumption is based on the Company’s current expectations about its anticipated dividend policy.

The valuation of the options was calculated using the Black-Sholes option pricing model using the following assumptions:

Expected dividend yield	0%
Stock price volatility	55% – 80%
Expected term	6 to 7 years
Risk-free interest rate	0.60% – 3.06%
Grant-date fair value (estimated)	$0.02 – $0.05

Note 8 — Redeemable Convertible Preferred Stock

During the fourth quarter of 2020, the Company executed a financing round and issued Series A preferred shares (the “2020 Series A Financing’’). The 2020 Series A Financing included the authorization of 25,794,475 shares of preferred stock in classes A through A-10. Class A was allocated to investors who contributed new money to the Company, while Class A-1 through A-10 were issued in exchange to convertible note holders. As part of this raise, 1,411,764 of preferred Class A shares and one warrant exercisable for 319,411 of preferred Class A shares were issued for aggregate cash proceeds of $9,570 and a subscription receivable for $2,430. As of March 31, 2021, the Company issued an additional 3,739,846 Class A shares raising $31,759 in cash proceeds, and the conversion of the $30 SAFE Note.

As part of this transaction, the Company converted $21,540 of convertible notes and $2,453 in accrued interest into 21,570,308 Preferred shares of Class A-1 through A-10 Company stock. These exchanges from convertible notes into convertible preferred shares included transactions with both related and unrelated parties.

The differences between the total carrying value of the converted notes held by third parties, and the fair value of the issued preferred shares, was recorded as realized loss on debt extinguishment in the consolidated statement of operations.

We have determined the fair value of the issued preferred shares in connection with the note conversion using market rates experienced in other non-related party transactions, through the issuance of Series A shares. As some of the converted third-party notes have voting rights and others do not, the fair value of non-voting shares were reduced by 3%.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 8 — Redeemable Convertible Preferred Stock (cont.)

The rights, preferences and privileges of the convertible preferred stock as of March 31, 2021 were as follows:

•        Conversion — each share of Company Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the original issue price for the applicable share series by (ii) the conversion price applicable to such series of Preferred Stock, as may be adjusted as set forth in the Company’s Restated Certificate of Incorporation. Each share of Preferred Stock is automatically converted into shares of Common Stock at the conversion rate in effect for such series immediately upon the earlier of (i) a qualified public offering, (ii) a special-purpose acquisition vehicle (SPAC) transaction or (iii) the date or occurrence of an event specified by vote, written consent, or agreement of the majority of holders of then-outstanding shares of preferred stock (voting together as a single class on an as-converted basis). Each share of Company Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the original issue price for the applicable share series by (ii) the conversion price applicable to such series of Preferred Stock, as may be adjusted as set forth in the Company’s Restated Certificate of Incorporation. Each share of Preferred Stock is automatically converted into shares of Common Stock at the conversion rate in effect for such series immediately upon the earlier of (i) a qualified public offering, (ii) a special-purpose acquisition vehicle (SPAC) transaction or (iii) the date or occurrence of an event specified by vote, written consent, or agreement of the majority of holders of then-outstanding shares of preferred stock (voting together as a single class on an as-converted basis).

•        Dividends and voting rights — all preferred classes include an 8% non-cumulative dividend rate and include preferential treatment to common shares upon liquidation. Only Class A, A-2, and A-10 contain voting rights. No dividends have been declared or accrued to date.

The total liquidation preference of the issued preferred shares as of March 31, 2021 was $68,077.

The Company had one warrant outstanding at March 31, 2021. The warrant has a 4.75-year expiration and allows for the purchase of 319,411 shares of Preferred A stock at an exercise price of $8.50 per share. The valuation of the warrant was calculated using a Black-Scholes option pricing model using the following assumptions:

Expected dividend yield	0%
Standard deviation of share price	0.80
Expected term	4.75 years
Risk-free interest rate	0.92%
Grant-date fair value (estimated)	$8.50

The Company had one warrant outstanding at December 31, 2020. The warrant has a five-year expiration and allows for the call of 319,411 shares of Preferred A stock at an exercise price of $8.50 per share. The valuation of the warrant was calculated using a Black-Scholes option pricing model using the following assumptions:

Expected dividend yield	0%
Standard deviation of share price	0.80
Expected term	5 years
Risk-free interest rate	0.36%
Grant-date fair value (estimated)	$8.50

The above factors calculate the value of one option at $5.35, with a resulting value for the 319,411 options of $1,707. The Company has classified this warrant as a liability based on the guidance of ASC 480-10-55-33.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 8 — Redeemable Convertible Preferred Stock (cont.)

Since the preferred shares may be redeemed concurrent with deemed liquidation events, but are not mandatorily redeemable, the redeemable preferred shares have been classified as mezzanine equity. The preferred shares have a liquidation preference and ranks senior to the Company’s Common Stock, with respect to any distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The holders of the preferred shares issued (A, A-2, and A-10) have voting rights.

None of the preferred shares issued are registered under the Securities Act. Each of the Stockholders who received shares of Series A Preferred Shares are an accredited investor. The issuance of the shares to Stockholders is exempt from the registration requirements of the Act in reliance on an exemption from registration provided by Section 4(2) of the Act.

Based on the terms of the Series A preferred shares, if certain fundamental transactions were to occur, the Series A Preferred Shares would require redemption, which precludes permanent equity classification on the accompanying consolidated Balance Sheet.

Note 9 — SAFE Notes

On October 30, 2020, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) totaling $30 issued to Elemental Excellerator.

Conversion or cash-out events:    In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital and upon approval by the Company’s Board of Directors, the SAFE notes will convert into a series of preferred stock of the company. The SAFE Note will convert into a number of shares of preferred stock equal to the quotient obtained by dividing (x) the principal amount of the SAFE by (y) the product of (A) the applicable price per share in the then-applicable financing round and (B) 80%.

SAFE note holders will either receive cash for their notes, or common stock if a liquidity event were to occur before the expiration or termination of the SAFE note. In the event of a dissolution, SAFE note holders will receive the purchase amount, due and payable immediately prior to, or concurrent with, the consummation of the dissolution event. The SAFE note will terminate or expire upon either the issuance of capital stock to the investor, or payment of the amount due to the investor.

Preference upon dissolution:    Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be paid back their purchase amount prior to the distribution of assets to common stock investors and concurrent with payments for other Convertible Securities and/or Preferred Stock.

As part of its February 2021 meeting, the Company’s Board approved the conversion of the SAFE note to Class A Preferred shares. The note holder contributed an additional $620 in cash and the $30 note in exchange for 76,471 preferred shares.

Note 10 — Prepaid expenses

Prepaid expenses consist of insurance premiums, deposits for equipment, and software licenses which have been paid and are being amortized over the policy years.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 11 — Property and equipment, net

Property and equipment, net consisted of the following at March 31, 2021 and December 30, 2020:

Property and Equipment	March 31, 2021	December 31, 2020
Equipment	$1,009	$957
Furniture & Fixtures	40	11
Company Vehicles	337	320
Leasehold Improvements	31	29
Computers, Software and related equipment	547	444
	1,964	1,761
Accumulated Depreciation	(766)	(677)
Property and Equipment, Net	$1,198	$1,084

Depreciation expense for March 31, 2021 and 2020 totaled approximately $89 and $0, respectively.

Note 12 — Accrued expenses and other current liabilities

Other current liabilities consisted of the following at March 31, 2021 and December 30, 2020:

Other Current Liabilities	March 31, 2021	December 31, 2020
Customer Deposits	$1,455	$1,837
Accrued Expenses	639	468
Accrued Interest	—	2,453
Other	148	384
Total other current liabilities	$2,242	$5,142

Note 13 — Commitments and Contingencies

Operating Leases

The Company leases office space, certain facilities and other equipment under operating lease agreements that expire at various dates. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following as of March 31, 2021:

2021	$428
2022	—
2023	—
2024	—
2025	—
Thereafter	—
Total Future minimum lease payments	$428

The Company is currently negotiating to extend the lease on its corporate headquarters. The current lease expires in November 2021.

Rent expense totaled $171 for the quarter ended March 31, 2021. Certain of the Company’s lease agreements contain escalation clauses, and accordingly, the Company straight-lines the rent expense over the lease term.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 13 — Commitments and Contingencies (cont.)

Litigation

As of June 24, 2021, the Company was not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Cal Savers Legislation

On September 26, 2016, California governor Jerry Brown signed Senate Bill 1234 implementing a program to address the growing problem of workers not being adequately prepared for retirement. Senate bills 1234 and 923 provided the framework for a state sponsored program that allowed for employees to contribute to a retirement savings program at jobs that did not offer a retirement plan. The legislation required employers to allow employees to contribute to a state sponsored retirement plan or similarly comparable retirement plan or else have the employee opt-out of participating in the plan.

On July 1, 2019 the plan officially launched state-wide with a tiered effective date based on the number of employees. As of March 31, 2021, the Company had less than 100 employees and was therefore required to implement compliance by June 30, 2021. The Company is finalizing the implementation of a standard 401(k) plan for all employees which will meet the requirements of Cal Savers. Management expects the Company’s Board to approve the plan during its June 2021 meeting, and have the plan effected before June 30, 2021.

Note 14 — Supplemental cash flow information

The Company paid $0 in interest for the periods ended March 31, 2021 and 2020, respectively. The Company did not have any income tax payments for the periods presented.

Note 15 — Related Party Transactions

The Company leases property in North Hollywood, California from the Valley Industrial Properties which is owned by the Sunseeker Trust. The Sunseeker Trust is an irrevocable Trust with the beneficiary being the mother of the CEO, Dakota Semler.

The Company’s trucks utilize Metalsa, a Mexico-based automotive supplier, to provide parts and manufacturing services. Metalsa has an investment in the Company in the form of a convertible note payable which was converted as part of the of the Company’s Series A Financing. (See Note 5 above)

The Company had a partial recourse promissory note in the amount of $364 due from the COO, Giordano Sordoni. The note was utilized to exercise options provided to him by the Company. Interest is compounded annually at a rate of 2.38%. The note was issued in the amount of $364 on June 24, 2019 and the full balance and interest of $15 as of December 31, 2020 was forgiven by the Company as of March 31, 2021.

The Company purchased two used vehicles from an entity owned by the CEO. The Company utilizes these vehicles to assist in servicing customer vehicles.

The Company converted 34 notes payable with outstanding carrying value of $18,853 from related parties into 19,664 preferred shares as described above in Note 8, Redeemable Convertible Preferred Stock. These related parties consisted of the CEO, COO, board members, board advisors, and various trusts whose beneficiaries are relatives of the CEO.

The Company utilized employees from an entity owned by the CEO in conducting repairs and maintenance at their new headquarters. Amounts charged for these services were at the employees’ current salary rates including benefits and totaled $57 through March 31, 2021.

Xos, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except for share amounts)

Note 16 — Income Taxes

As a C-Corporation, the Company is subject to federal and state income taxes in the state of California. The Company’s income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best estimate of current and future taxes to be paid. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover its deferred tax assets in the jurisdiction from which they arise, The Company considers all available positive and negative evidence in evaluating its ability to recover its deferred tax assets in the jurisdiction in which they arise. These include scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state and federal pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company will consider the last two years and interim period of operating income (loss).

As of March 31, 2021, the Company has federal and state income tax net operating loss (NOL) carryforwards of $39,462, which will expire over the next twenty years beginning in the year 2038.

The Company believes that it is more likely than not that the benefit from NOL carryforwards will not be realized. In recognition of this risk, the Company has provided a full valuation allowance of $11,566 on the remaining deferred tax assets, primarily related to these NOL carryforwards. If assumptions change and the Company determines that it will be able to realize these NOLs, the tax benefits related to any reversal of valuation allowance will be adjusted in the same period.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in multiple jurisdictions across its global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjust these liabilities when its judgment changes as a result of the evaluation of new information not previously available. As of March 31, 2021 and December 31, 2020, the Company had not recorded any liabilities related to income tax uncertainties.

Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Note 17 — Subsequent events

The Company evaluated all events or transactions that occurred through June 24, 2021, the date the financial statements were available to be issued.

On May 14, 2021, the previously announced SPAC transaction with NextGen Acquisition Corporation proceeded with NextGen Acquisition Corporation filing their S-4 Registration Statement with the Securities and Exchange Commission. The Company is expecting to close the transaction in August 2021.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

NextGen Acquisition Corporation,

SKY MERGER SUB I, INC.

and

Xos, INC.

dated as of February 21, 2021

Annex A-i

Annex A-ii

Annex A-iii

Exhibits
Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Lock-Up Agreement

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of February 21, 2021 (this “Agreement”), is made and entered into by and among NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and Xos, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, prior to the Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by the Acquiror and the Company);

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”); (b) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (c) each then issued and outstanding warrant of Acquiror (“Cayman Acquiror Warrant”) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement; and (d) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall convert automatically into a unit of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Units”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (b) Acquiror will change its name to “Xos, Inc.” or such other name as may be agreed to by the Acquiror and the Company prior to Closing;

WHEREAS, (i) prior to the Effective Time (as defined below), the Company Warrant (as defined below) will be exercised in full (the “Company Warrant Settlement”), and (ii) following the Company Warrant Settlement, and at the Effective Time but prior to giving effect to the transactions contemplated by Section 3.1 hereof, each share of Company Preferred Stock (as defined below) will be converted into one share of Company Common Stock (as defined below) in accordance with Article IV, Part B, Section 4(b)(i)(b) of the Company’s Amended and Restated Certificate of Incorporation then in effect (the “Company Preferred Conversion”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, effective as of the Effective Time, (a) each Company Option (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Acquiror Option (as defined below), (b) each Company Restricted Stock Award (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Adjusted Restricted Stock Award (as defined below) and (c) each Company RSU Award (as defined below) that is outstanding immediately prior to the Effective Time will be converted into an Adjusted RSU Award (as defined below);

WHEREAS, upon the Effective Time and following the Company Warrant Settlement and the Company Preferred Conversion, all shares of the Company’s Capital Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;

Annex A-1

WHEREAS, each of the parties intends for United States federal and applicable state and local income Tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulations Sections 1.368-2(g) and 1.368-3, (b) the Company Recapitalization will qualify as a “reorganization” described in Section 368(a)(1)(E) of the Code, and (c) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror and the Company are parties under Section 368(b) of the Code (clauses (a) through (c), the “Intended Tax Treatment”);

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company’s stockholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders (as defined below) have each executed and delivered to Acquiror the Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act (as defined below) and delivered or otherwise made available to stockholders in accordance with Section 8.2(c) of this Agreement, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Acquiror has (a) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders;

WHEREAS, Acquiror, as sole shareholder of Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase shares of Domesticated Acquiror Common Stock for an aggregate purchase price equal to the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated immediately following the Closing;

WHEREAS, at the Closing, Acquiror, the Sponsor, the Company, certain of the Company’s stockholders, and their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C, which shall, in each case, be effective as of the Closing;

WHEREAS, prior to the Closing, each employee of the Company who is listed in Section 1.1(a) of the Company Disclosure Letter (the “Key Employees”) shall enter into an employment agreement (the “Key Employee Employment Agreement”) with Acquiror, the Company or an Affiliate of Acquiror or of the Company, each (i) in form and substance reasonably satisfactory to Acquiror, (ii) to be effective no later than the Closing, and (iii) subject to ratification by the Board of Directors of Acquiror following the Effective Time in accordance with Section 7.12 of this Agreement; and

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WHEREAS, in connection with the Closing, certain of the Company’s stockholders, including the Company’s officers and directors and owners of five percent (5%) or more of the outstanding Company Capital Stock (as of the date hereof), as listed in Section 1.1(b) of the Company Disclosure Letter (the “Lock-Up Stockholders”), shall enter into Lock-Up Agreements (the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit D.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“2020 Audited Financial Statements” has the meaning specified in Section 6.3(a).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Common Stock and Acquiror Class B Common Stock, and (b) from and following the Domestication, Domesticated Acquiror Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Company Organization), Section 5.2 (Due Authorization.) and Section 5.12 (Capitalization of Acquiror.).

“NextGen Group” has the meaning specified in Section 11.18(a).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.8(a).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Preferred Shares” has the meaning specified in Section 5.12(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror

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Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (a) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (b) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I) and (J) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjusted Restricted Stock Award” has the meaning specified in Section 3.3(b).

“Adjusted RSU Award” has the meaning specified in Section 3.3(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.13(a)(viii).

“Aggregate Earnout Shares” means a number of Acquiror Common Shares equal to ten percent (10%) of the aggregate number determined as follows: (a) Acquiror Common Shares issued and outstanding immediately following the Effective Time, plus (b) the total number of shares of Acquiror Common Stock that would be issuable pursuant to the exercise, conversion or settlement of any Acquiror Options and Adjusted RSUs issued and outstanding as of immediately following the Effective Time (determined as if such Acquiror Options and Adjusted RSUs were fully vested).

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“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock (including Company Restricted Stock Awards) that are (i) issued and outstanding immediately prior to the Effective Time or resulting from the Company Preferred Conversion, (ii) issuable upon the exercise of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time or (iii) issuable upon the vesting and settlement of Company RSU Awards that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares as of immediately prior to the Effective Time, minus (c) a number of shares equal to (x) the aggregate exercise price of the Company Options described in clause (a)(ii) above divided by (y) the Per Share Merger Consideration; provided, that any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.

“Aggregate Option Spread” shall equal the aggregate Option Spread of all applicable Company Options.

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (a) the Base Purchase Price, by (b) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(d).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.9(a).

“Available Acquiror Cash” has the meaning specified in Section 7.2(a).

“Base Purchase Price” means $1,276,261,160.00.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s articles of association as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.

“Cayman Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Cayman Registrar of Companies under the Companies Act (As Revised) of the Cayman Islands.

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“CCC” means the California Corporations Code, as amended.

“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than Acquiror, the Surviving Corporation or any of their respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of Acquiror, the Surviving Corporation or any of their respective Subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Board of Directors of Acquiror immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of Acquiror, the Surviving Corporation or any of their respective subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Acquiror or the Surviving Corporation to any Person.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Award” shall mean a Company Option or a Company Restricted Stock Award or Company RSU Award.

“Company Benefit Plan” has the meaning specified in Section 4.14(a).

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Common Shares” means shares of Company Common Stock.

“Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(d).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization.), Section 4.6 (Capitalization of the Company.), Section 4.8 (Capitalization of Subsidiaries.) and Section 4.17 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time in accordance with the terms thereof.

“Company Incentive Plan” means the Xos, Inc. 2018 Stock Plan, as amended from time to time.

“Company Indemnified Parties” has the meaning specified in Section 7.8(a).

“Company Intellectual Property” means Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that, individually or in the aggregate with all other Events, (a) has had, or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially impair, impede or delay the ability of the Company to perform its obligations under this Agreement or any Ancillary Agreement to which it is or will be a party or to consummate the transactions contemplated

Annex A-6

herein or therein; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” under clause (a) above: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, wild fires or similar occurrences), pandemic or other outbreaks of illness or public health events, change in climate and other force majeure events (including any escalation or general worsening of any of the foregoing), (v) any acts of terrorism (including broad scale cyberterrorism not targeted at the Company or the industries or markets in which the Company and its Subsidiaries operate) or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted, or would reasonably be expected to result, in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), or (ix) any action taken, or failures to take action, or such other changes or events, in each case by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plan.

“Company Preferred Conversion” has the meaning specified in the Recitals hereto.

“Company Preferred Stock” means the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, Series A-7 Preferred Stock, Series A-8 Preferred Stock, Series A-9 Preferred Stock and Series A-10 Preferred Stock.

“Company Recapitalization” means the Company Warrant Settlement and the Company Preferred Conversion.

“Company Registered Intellectual Property” has the meaning specified in Section 4.22(a).

“Company Restricted Stock Award” means an award of issued and outstanding shares of Company Common Stock granted under the Company Incentive Plan that is subject to vesting or forfeiture (including with respect to the early exercise of Company Options).

“Company RSU Award” means an award of restricted stock units based on shares of Company Common Stock (whether to be settled in cash or shares), granted under the Company Incentive Plan.

“Company Software” means items of software that embody Company Intellectual Property.

“Company Stockholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Stock, voting as a single class and on an as-converted basis, in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

Annex A-7

“Company Warrant Settlement” has the meaning specified in the Recitals hereto.

“Company Warrant” means that certain warrant, dated as of December 31, 2020, held by Aljomaih Automotive Co., a company organized under the laws of Saudi Arabia, to purchase up to 319,411 shares of Series A Preferred Stock at a purchase price of $8.50 per share, subject to certain adjustments.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means all contracts, agreements, arrangements or undertakings (including memorandums of understanding and letters of understanding), licenses, leases, subleases, deeds, commitments, mortgages, purchase or work orders, task orders and guaranties, in each case, whether written or oral.

“Cooley” has the meaning specified in Section 11.18(b).

“Copyleft License” means any license to Open Source Materials that requires, as a condition of use, modification and/or distribution of such Open Source Materials, that software incorporated into, derived from, or used or distributed with such Open Source Materials (a) be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow reverse engineering, reverse assembly or disassembly (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“D&O Indemnified Parties” has the meaning specified in Section 7.8(a).

“December 31 Recapitalization” has the meaning specified in Section 4.7(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.6.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Unit” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Earnout Period” means the time period between the date hereof and the five (5)-year anniversary of the Closing Date.

“Earnout RSUs” means the restricted stock units of Acquiror Common Stock that may be issued pursuant to Section 3.4.

“Earnout Securities” means the Earnout RSUs and the Earnout Shares.

“Earnout Shares” has the meaning specified in Section 3.4(a).

“Effective Time” has the meaning specified in Section 2.3(b).

“Eligible Company Equityholder” means a holder of (a) shares of Company Common Stock as of immediately prior to the Effective Time or resulting from the Company Preferred Conversion, (b) Company Options as of immediately prior to the Effective Time or (c) Company RSU Awards as of immediately prior to the Effective Time.

Annex A-8

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, climate change or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of Acquiror Common Shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Export Approvals” has the meaning specified in Section 4.27(a).

“Financial Statements” has the meaning specified in Section 4.9(a).

“Forfeited Earnout Share” means an Earnout Share that was subject to a cancelled and/or forfeited Earnout RSU.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) and (h) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 7.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) any indebtedness for borrowed money (b) any lease that has been or is required to be recorded as a capitalized lease in accordance with GAAP, (c) amounts drawn on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection

Annex A-9

agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) with respect to the Company and its Affiliates, any customer deposits held by the Company or its Affiliates, (h) with respect to the Company and its Affiliates, any equipment loans, (i) any unpaid interest, premiums, breakage costs, prepayment or early termination premiums, penalties, or other fees, costs or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (h), and (j) all Indebtedness of another Person referred to in clauses (a) through (i) above guaranteed directly or indirectly, jointly or severally.

“Independent Directors” has the meaning specified in Section 7.6.

“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (b) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (d) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Interim Financial Statements” has the meaning specified in Section 4.9(a)(ii).

“Interim Period” has the meaning specified in Section 6.1.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Key Employee Employment Agreement” has the meaning specified in the Recitals hereto.

“Key Employees” has the meaning specified in the Recitals hereto.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.11.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, easement, real property title defect, adverse claim, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Lock-Up Agreements” has the meaning specified in the Recitals hereto.

“Lock-Up Stockholders” has the meaning specified in the Recitals hereto.

“Merger” has the meaning specified in the Recitals hereto.

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“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Minimum Available Acquiror Cash Amount” has the meaning specified in Section 7.2(a).

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Multiemployer Plan” has the meaning specified in Section 4.14(c).

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Materials” means any software subject to an Open Source License.

“Option Spread” shall equal, for each Company Option, the product of (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per share of Company Common Stock subject to a Company Option, multiplied by (b) the number of shares of Company Common Shares subject to such Company Option.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of, or issued by or on behalf of, a Governmental Authority.

“Permitted Liens” means (a) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and delinquent or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes (i) not yet due and delinquent or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (d) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Real Property Lease, and (iii) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a party, (e) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due and payable, (h) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

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“PIPE Investment” means the purchase of shares of Domesticated Acquiror Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Partial-Recourse Promissory Note” means the Partial-Recourse Promissory Note between the Company and Giordano Sordoni.

“Prospectus” has the meaning specified in Section 11.1.

“Pro Rata Share” means, with respect to:

(a) each holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time or resulting from the Company Preferred Conversion, a fraction expressed as a percentage equal to (i) the number of shares of Acquiror Common Stock into which such holder’s shares of Company Common Stock are converted into in accordance with Section 3.3(a), divided by (ii) the sum of (w) the total number of shares of Acquiror Common Stock into which all outstanding shares of Company Common Stock (after giving effect to the Company Recapitalization) are converted into in accordance with Section 3.3(a), plus (x) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Acquiror Options (determined as if such Acquiror Options were fully vested) on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) which have not been forfeited and/or cancelled as of the applicable Triggering Event or the Final Earnout Determination Date, plus (y) the total number of Adjusted RSU Awards into which all outstanding Company RSU Awards are converted into in accordance with Section 3.3(c) which have not been forfeited and/or cancelled as of the applicable Triggering Event or the Final Earnout Determination Date, minus (z) solely for purposes of calculating the Pro Rata Share for the issuance of Earnout Shares following the Final Earnout Determination Date, (1) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Converted Options on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) that remain unvested as of the Final Earnout Determination Date and (2) the total number of Adjusted RSU Awards that remain unvested as of the Final Earnout Determination Date.

(b) each holder of outstanding Company Options as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Acquiror Common Stock that would be issuable upon the exercise of such holder’s Acquiror Options on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) as of the applicable Triggering Event, divided by (ii) the sum of (w) the total number of shares of Acquiror Common Stock into which all outstanding shares of Company Common Stock (after giving effect to the Company Recapitalization) are converted into in accordance with Section 3.3(a), plus (x) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Acquiror Options (determined as if such Acquiror Options were fully vested) on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) which have not been forfeited and/or cancelled as of the applicable Triggering Event or the Final Earnout Determination Date, plus (y) the total number of Adjusted RSU Awards into which all outstanding Company RSU Awards are converted into in accordance with Section 3.3(c) which have not been forfeited and/or cancelled as of the applicable Triggering Event or the Final Earnout Determination Date, minus (z) solely for purposes of calculating the Pro Rata Share for the issuance of Earnout Shares following the Final Earnout Determination Date, (1) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Converted Options on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) that remain unvested as of the Final Earnout Determination Date and (2) the total number of Adjusted RSU Awards that remain unvested as of the Final Earnout Determination Date.

(c) each holder of outstanding Company RSU Awards as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of Adjusted RSU Awards into which such holder’s Company RSU Awards are converted into in accordance with Section 3.3(c) which are outstanding as of the date of the applicable Triggering Event, divided by (ii) the sum of (w) the total number of shares of Acquiror Common Stock into which all outstanding shares of Company Common Stock (after giving effect to the Company Recapitalization) are converted into in accordance with Section 3.3(a), plus (x) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Acquiror Options (determined as if such Acquiror Options were fully vested) on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) which have not been forfeited and/or cancelled as of the applicable Triggering Event or the Final Earnout Determination Date, plus (y) the total number

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of Adjusted RSU Awards into which all outstanding Company RSU Awards are converted into in accordance with Section 3.3(c) which have not been forfeited as of the applicable Triggering Event or the Final Earnout Determination Date, minus (z) solely for purposes of calculating the Pro Rata Share for the issuance of Earnout Shares following the Final Earnout Determination Date, (1) the total number of shares of Acquiror Common Stock that would be issuable upon the exercise of Converted Options on a net-exercise basis (calculated by dividing the applicable Option Spread by $10.00) that remain unvested as of the Final Earnout Determination Date and (2) the total number of Adjusted RSU Awards that remain unvested as of the Final Earnout Determination Date.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Financial Statements” has the meaning specified in Section 6.3(b).

“Real Property Leases” has the meaning specified in Section 4.21(a)(ii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Stockholders” means the Persons set forth in Section 1.1 of the Company Disclosure Letter under the heading “Requisite Company Stockholders.”

“Sanctioned Country” means at any time, a country or territory which is itself, or whose government is, the subject or target of any Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (a) any Person identified in any sanctions-related list of Persons maintained by (i) the United States, including through the United States Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State; (ii) the United Kingdom; (iii) the United Nations Security Council; (iv) the European Union or any European Union member state; or (v) any jurisdiction where the Company conducts business; (b) any Person located, organized, or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, one or more Person described in clause (a) or (b).

“Sanctions Laws” means those applicable economic or financial sanctions or trade embargoes administered, enacted or enforced from time to time by (a) the United States (including through the United States Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State), (b) the United Kingdom, (c) the United Nations Security Council, (d) the European Union, (e) any European Union member state or (f) any jurisdiction where the Company conducts business.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-2 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-3 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-4 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-5 Preferred Stock” has the meaning specified in Section 4.6(a).

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“Series A-6 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-7 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-8 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-9 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-10 Preferred Stock” has the meaning specified in Section 4.6(a).

“Skadden” has the meaning specified in Section 11.18(a).

“Xos Group” has the meaning specified in Section 11.18(b).

“Sponsor” means NextGen Sponsor LLC, a Cayman Island exempted company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time in accordance with the terms thereof.

“Stock and Warrant Purchase Agreement” means that certain Stock and Warrant Purchase Agreement, dated as of December 31, 2020, by and among the Company and certain investors listed on Schedule A thereto.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to any Person, any corporation, company, exempted company, limited liability company, partnership, exempted limited partnership, association, or other business entity of which the first Person: (a) owns, directly or indirectly, more than fifty percent (50%) of the equity securities or equity interests; (b) owns, directly or indirectly, a majority of the total voting power of the equity securities or equity interests entitled to vote in the election of directors, managers or trustees thereof or other Persons performing similar functions; or (c) has a right to appoint fifty percent (50%) or more of the directors or managers.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, and other taxes (including governmental charges, duties, levies and other similar charges imposed by a Governmental Authority, in each case in the nature of a tax), alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(d).

“Third-Party PIPE Investor” means any PIPE Investor that is not (a) the Sponsor, (b) a holder of shares of Company Common Stock or securities exercisable for or convertible into Company Common Stock as of the date of this Agreement or (c) an Affiliate of any Person described in clause (a) or (b).

“Title IV Plan” has the meaning specified in Section 4.14(c).

“Top Customers” has the meaning specified in Section 4.29(a).

“Top Vendors” has the meaning specified in Section 4.29(a).

“Trading Day” means any day on which shares of Acquiror Common Stock is actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

Annex A-14

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (c) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby, and (d) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement.

“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a)

“Triggering Event I” means the date on which the volume-weighted average closing sale price of one share of Acquiror Common Stock quoted on Nasdaq (or such other exchange on which the shares of Acquiror Common Stock are then listed) is equal to or greater than $14.00 for any ten (10) Trading Days within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Event II” means the date on which the volume-weighted average trading sale price of one share of Acquiror Common Stock quoted on Nasdaq (or such other exchange on which the shares of Acquiror Common Stock are then listed) is equal to or greater than $20.00 for any ten (10) Trading Days within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Event III” means the date on which the volume-weighted average trading sale price of one share of Acquiror Common Stock quoted on Nasdaq (or such other exchange on which the shares of Acquiror Common Stock are then listed) is equal to or greater than $25.00 for any ten (10) Trading Days within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Events” means Triggering Event I, Triggering Event II and Triggering Event III, collectively. For the avoidance of doubt, if the Closing does not occur or this Agreement is terminated for any reason, and a Triggering Event shall have been deemed to have occurred in accordance with the terms of this Agreement prior to the date of such failure to close or termination, then any such Triggering Event shall be deemed to have not occurred and Acquiror shall have no obligation to issue or cause to be issued any Earnout Shares or Earnout RSUs and the Eligible Company Equityholders shall have no right to receive any Earnout Shares or Earnout RSUs.

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trust Amount” has the meaning specified in Section 7.2(a).

“Trustee” has the meaning specified in Section 5.8.

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).

“Warrant Agreement” means the Warrant Agreement, dated as of October 6, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

Annex A-15

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

“Written Consent” has the meaning specified in Section 8.2(c).

Section 1.2. Construction.

(a) Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (d) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (e) the word “including” shall mean “including, without limitation” and (f) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3. Knowledge. As used herein, (a) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (b) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGER; CLOSING

Section 2.1. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

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Section 2.2. Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3. Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic delivery of documents and release of signatures (by PDF (portable document format) and/or electronic mail), all of which will be deemed to be originals, at a time to be agreed by the Company and the Acquiror on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in each of the Merger Certificate (the “Effective Time”).

(c) For the avoidance of doubt, the Closing and the Effective Time shall not occur prior to the completion of the Domestication.

Section 2.4. Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered to Acquiror:

(i) a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), 9.2(b) and 9.2(c) have been satisfied;

(ii) the written resignations of all of the directors of the Company (other than those Persons identified as the initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;

(iii) the Registration Rights Agreement, duly executed by the Company and each of the stockholders set forth Section 2.4(a)(iii) of the Company Disclosure Letter;

(iv) the Lock-Up Agreements, duly executed by the Lock-Up Stockholders, in accordance with Section 6.7;

(v) evidence that the Partial-Recourse Promissory Note shall have been repaid in full, cancelled or otherwise extinguished;

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(vi) a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and

(vii) the Key Employee Employment Agreements, duly executed by the Key Employees, in accordance with Section 6.8.

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2;

(ii) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied;

(iii) to the Company, the Registration Rights Agreement, duly executed by Acquiror and the Sponsor;

(iv) to the Company, the Lock-Up Agreements, duly executed by Acquiror; and

(v) to the Company, the written resignations of all of the directors and officers of Acquiror (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.

(c) On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued reasonable and documented transaction expenses of Acquiror, including transaction expenses incurred by Acquiror’s Affiliates on Acquiror’s behalf (including any HSR filing fees and any outstanding amounts under any Working Capital Loans, such Working Capital Loans not to exceed $1,000,000 in the aggregate) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5. Governing Documents.

(a) The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b) The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in the form attached as Exhibits A and B hereto upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers.

(a) The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of Merger Sub as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of the Acquiror in accordance with the provisions of

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Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of the Acquiror, each to hold office in accordance with the Governing Documents of the Acquiror.

Section 2.7. Tax-Free Reorganization Matters.

(a) The parties intend for United States federal and applicable state and local income Tax purposes that (a) the Company Recapitalization will qualify as a “reorganization” described in Section 368(a)(1)(E) of the Code and (b) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of Acquiror and the Company are parties under Section 368(b) of the Code and the Treasury Regulations. This Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. Each of Acquiror, Merger Sub, and the Company shall cooperate and use its respective reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and none of Acquiror, Merger Sub or the Company has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Each of Acquiror, Merger Sub, the Company and their respective Affiliates shall file all Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger), and shall take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of the Merger, including providing factual support letters. Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Securities.

(a) At the Effective Time (after giving effect to the Company Recapitalization), by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock, in each case, that is issued and outstanding immediately prior to the Effective Time or resulting from the Company Preferred Conversion (other than (i) any shares of Company Common Stock subject to Company Awards (which shall be respectively subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Common Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Common Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL, or to the extent applicable, perfected and not withdrawn a demand for dissenters’ rights pursuant to the applicable provisions of the CCC) shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration in accordance with Section 3.1(c).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(c) Each holder of shares of Company Common Stock as of immediately prior to the Effective Time or resulting from the Company Preferred Conversion (other than in respect of (x) Treasury Shares, (y) Dissenting Shares, and (z) any shares of Company Common Stock subject to Company Awards (which shall be subject to Section 3.3)) shall be entitled to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio, multiplied by (ii) the number of shares of Company Common Stock held by such holder (after giving effect to the Company Recapitalization), with fractional shares rounded down to the nearest whole share.

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(d) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.

Section 3.2. Exchange Procedures.

(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or prior to the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock.

(b) Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time (after giving effect to the Company Recapitalization), whose Company Common Stock was converted pursuant to Section 3.1(a) and 3.1(c) into the right to receive a portion of the Aggregate Merger Consideration, instructions for use in such exchange.

(c) Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a) and 3.1(c), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with such documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the Effective Time, Acquiror may instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3. Treatment of Company Options, Company Restricted Stock Awards and Company RSU Awards.

(a) Effective as of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into the right to receive an option relating to shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time (each, an “Acquiror Option”), except that (i) such Acquiror Option shall relate to that whole number of shares of Domesticated Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Prior to the Effective Time, each Company Option that is then outstanding with an exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled without consideration therefor.

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(b) As of the Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive, restricted shares of Domesticated Acquiror Common Stock (each, an “Adjusted Restricted Stock Award”) with substantially the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Restricted Stock Award shall relate to such number of shares of Domesticated Acquiror Common Stock as is equal to the product of (i) the number of Company Common Shares subject to such Company Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(c) As of the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted stock units based on shares of Domesticated Acquiror Common Stock (each, an “Adjusted RSU Award”) with substantially the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted RSU Award shall relate to such number of shares of Domesticated Acquiror Common Stock as is equal to the product of (i) the number of Company Common Shares subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(d) Prior to the Effective Time, the Company shall take all actions that the Company or the Acquiror determine to be necessary or appropriate to effect the treatment of Company Options, Company Restricted Stock Awards and Company RSU Awards pursuant to Sections 3.3(a), 3.3(b) and 3.3(c), respectively, including adopting resolutions and obtaining consents or acknowledgments from any holders thereof, and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-3) of Acquiror.

Section 3.4. Earnout.

(a) Following the Closing, and as additional consideration for the Merger and the transactions contemplated hereby, within five (5) Business Days after the occurrence of a Triggering Event (or if a Triggering Event occurs prior to Closing, within twenty (20) Business Days after the Closing Date) or the Final Earnout Distribution Date (in accordance with Section 3.4(a)(iv)), as applicable, Acquiror shall issue or cause to be issued to each Eligible Company Equityholder as of such date (in each case accordance with its respective Pro Rata Share) shares of Acquiror Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Acquiror Common Stock occurring after the Closing) (such shares, the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement; provided, however, that any Earnout Shares issued in respect of a Company Restricted Stock Award exchanged for an Adjusted Restricted Stock Award that remains unvested as of the Triggering Event (each such Adjusted Restricted Stock Award, an “Unvested Adjusted Restricted Stock Award” and any such Earnout Shares issued in connection therewith pursuant to this Section 3.4, the “Unvested Restricted Stock Award Earnout Shares”) shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting schedule of the applicable Adjusted Restricted Stock Award, and shall be subject to the same vesting conditions as applied to such Unvested Adjusted Restricted Stock Award; provided, further, that any such issuance of Earnout Shares will not be made to any Eligible Company Equityholder for which a filing under the HSR Act is required in connection with the issuance of Earnout Shares, until the applicable waiting period under the HSR Act has expired or been terminated:

(i) Upon the occurrence of Triggering Event I, a one-time issuance of one-third (1/3) of the Aggregate Earnout Shares minus any Earnout RSUs issued pursuant to Section 3.4(b) in connection with Triggering Event I;

(ii) Upon the occurrence of Triggering Event II, a one-time issuance of one-third (1/3) of the Aggregate Earnout Shares, plus any Forfeited Earnout Shares since Triggering Event I, minus any Earnout RSUs that are issued in connection with or otherwise remain outstanding as of Triggering Event II;

(iii) Upon the occurrence of Triggering Event III, a one-time issuance of one-third (1/3) of the Aggregate Earnout Shares, plus any Forfeited Earnout Shares since Triggering Event II, minus any Earnout RSUs that are issued in connection with or otherwise remain outstanding as of Triggering Event III; and

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(iv) On the earlier of (A) the one-year anniversary of Triggering Event III and (B) the five (5)-year anniversary of the Closing Date (the “Final Earnout Determination Date”), a one-time issuance of any Forfeited Earnout Shares since Triggering Event III.

(b) Notwithstanding anything in Section 3.4(a) to the contrary, to the extent that any portion of Earnout Shares that would otherwise be issued to an Eligible Company Equityholder hereunder relates to a Company Option exchanged for an Acquiror Option that remains unvested as of such Triggering Event (each such Acquiror Option, an “Unvested Acquiror Option”) or a Company RSU Award exchanged for an Adjusted RSU Award that remains unvested as of such Triggering Event (each such Adjusted RSU Award, an “Unvested Adjusted RSU Award”), then in lieu of issuing the applicable Earnout Shares, Acquiror shall instead issue, as soon as practicable following the later of (i) the occurrence of such Triggering Event (or if such Triggering Event occurs prior to the Closing Date, no earlier than twenty (20) Business Days after the Closing Date) and (ii) Acquiror’s filing of a Form S-8 Registration Statement, to each holder of an Unvested Acquiror Option or an Unvested Adjusted RSU Award an award of restricted stock units of Acquiror for a number of shares of Acquiror Common Stock equal to such portion of the Earnout Shares issuable with respect to such Unvested Acquiror Option or Adjusted RSU Award, as applicable (the “Earnout RSUs”). Such Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting schedule of the applicable Unvested Acquiror Option or Unvested Adjusted RSU Award, as applicable, and shall be subject to the same vesting conditions as applied to such Unvested Acquiror Option or Unvested Adjusted RSU Award, as applicable. A holder of an Unvested Acquiror Option or an Unvested Adjusted RSU Award shall only be granted Earnout RSUs if such holder remains in continuous service to Acquiror or one of its subsidiaries as of the applicable Triggering Event and the applicable grant date of the Earnout RSUs and such holder and any holder of Unvested Adjusted Restricted Stock Award Earnout Shares, shall forfeit any Earnout RSUs or Unvested Adjusted Restricted Stock Award Earnout Shares, as applicable, in the event such holder’s continuous service to Acquiror or one of its subsidiaries terminates prior to such Earnout RSUs or Unvested Adjusted Restricted Stock Award Earnout Shares, as applicable, becoming vested, in which case the Forfeited Earnout Shares with respect to such forfeited and/or cancelled Earnout RSUs or Unvested Adjusted Restricted Stock Award Earnout Shares, as applicable, shall be reallocated to Eligible Company Equityholders in connection with the subsequent Triggering Event or Final Earnout Distribution Date, as applicable. All Earnout RSUs to be issued hereunder shall be issued under and pursuant to the terms and conditions of the Incentive Equity Plan and shall cover a number of shares in addition to the share reserve approved for all other awards under such Equity Incentive Plan. Notwithstanding anything to the contrary herein, any unvested Earnout RSUs or Unvested Adjusted Restricted Stock Award Earnout Shares outstanding as of the Final Earnout Determination Date shall be forfeited and/or cancelled without any consideration.

(c) For the avoidance of doubt, (i) the Eligible Company Equityholders shall be entitled to receive Earnout Securities upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Company Equityholders be entitled to receive more than the Aggregate Earnout Shares; (ii) to the extent that any Triggering Event does not occur in accordance with the terms of this Agreement, any Earnout Shares or Earnout RSUs that would otherwise be issued under this Agreement as a result of the occurrence of such Triggering Event shall instead be forfeited and cancelled without the payment of any consideration in respect thereof and (iii) until the Closing occurs, Acquiror shall have no obligations under this Section 3.4, including any obligation to issue or cause to be issued any Earnout Shares or Earnout RSUs and the Eligible Company Equityholders shall have no right to receive any Earnout Shares or Earnout RSUs.

(d) Following the Final Earnout Determination Date, the Eligible Company Equityholders shall have no further right to receive any Earnout Securities.

(e) If, after the Closing and during the Earnout Period, there is a Change of Control pursuant to which Acquiror or its stockholders have the right to receive consideration implying a value per share of Acquiror Common Stock (as agreed in good faith by the Sponsor and the Board of Directors of Acquiror) of:

(i) less than $14.00, then this Section 3.4 shall terminate and no Earnout Shares shall be issuable hereunder;

(ii) equal to or greater than $14.00 but less than $20.00, then, (A) immediately prior to such Change of Control, Acquiror shall issue one-third (1/3) of the Aggregate Earnout Shares to the Eligible Company Equityholders (in accordance with each Eligible Company Equityholder’s respective Pro Rata Share) and (B) thereafter, this Section 3.4 shall terminate and no further Earnout Securities shall be issuable hereunder;

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(iii) equal to or greater than $20.00 but less than $25.00, then, (A) immediately prior to such Change of Control, Acquiror shall issue one-third (1/3) of the Aggregate Earnout Shares (such number of shares to be reduced by the number of Earnout Securities issued prior thereto, if any) to the Eligible Company Equityholders (in accordance with each Eligible Company Equityholder’s respective Pro Rata Share) and (B) thereafter, this Section 3.4 shall terminate and no further Earnout Securities shall be issuable hereunder; or

(iv) equal to or greater than $25.00, then, (A) immediately prior to such Change of Control, Acquiror shall issue one-third (1/3) of the Aggregate Earnout Shares (such number of shares to be reduced by the number of Earnout Securities issued prior thereto, if any) to the Eligible Company Equityholders (in accordance with each Eligible Company Equityholder’s respective Pro Rata Share) and (B) thereafter, this Section 3.4 shall terminate and no further Earnout Securities shall be issuable hereunder.

(f) The Acquiror Common Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II and Triggering Event III, and in clauses (i), (ii), (iii) and (iv) of Section 3.4(e) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Acquiror Common Stock occurring after the Closing.

Section 3.5. Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Law. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) to the extent duly remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Acquiror shall use commercially reasonable efforts to provide the Company with at least ten (10) days prior written notice of any amounts that it intends to withhold in connection with the payment of the Aggregate Merger Consideration (other than any withholding required as a result of the Company’s failure to deliver the certificate contemplated by Section 2.4(a)(vi)) and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding.

Section 3.6. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time or resulting from the Company Preferred Conversion and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL, or to the extent applicable, has properly exercised dissenters’ rights of such shares in accordance with Chapter 13 of the CCC (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL, or to the extent applicable, the CCC, with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL, or to the extent applicable, Chapter 13 of the CCC; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or to the extent applicable, Chapter 13 of the CCC, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, or to the extent applicable, Chapter 13 of the CCC, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (subject to Section 11.9), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1. Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.2. Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3. Due Authorization.

(a) Other than the Company Stockholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder (including the Company Recapitalization). The Company Stockholder Approval is the only approval by the Company’s stockholders necessary in connection with the consummation of the Merger under applicable Law (including the DGCL and the CCC) and the Company’s Governing Documents. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing and upon execution by the Company, such other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Company Recapitalization) are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to

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which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Company Recapitalization). No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approval.

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.13(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (c) the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6. Capitalization of the Company.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 67,183,837 shares of Company Common Stock, of which 36,973,575 shares are issued and outstanding as of the date of this Agreement, and (y) 27,183,837 shares of Company Preferred Stock (of which (i) 5,613,529 shares are designated Series A Preferred Stock, par value $0.0001 per share, 5,151,610 of which are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (ii) 3,485,318 shares are designated Series A-1 Preferred Stock, par value $0.0001 per share, 3,485,318 of which are issued and outstanding as of the date of this Agreement (the “Series A-1 Preferred Stock”), (iii) 4,035,426 shares are designated Series A-2 Preferred Stock, par value $0.0001 per share, 4,035,426 of which are issued and outstanding as of the date of this Agreement (the “Series A-2 Preferred Stock”), (iv) 2,114,886 shares are designated Series A-3 Preferred Stock, par value $0.0001 per share, 2,114,886 of which are issued and outstanding as of the date of this Agreement (the “Series A-3 Preferred Stock”), (v) 487,414 shares are designated Series A-4 Preferred Stock, par value $0.0001 per share, 487,414 of which are issued and outstanding as of the date of this Agreement (the “Series A-4 Preferred Stock”), (vi) 201,633 shares are designated Series A-5 Preferred Stock, par value $0.0001 per share, 201,633 of which are issued and outstanding as of the date of this Agreement (the “Series A-5 Preferred Stock”), (vii) 499,046 shares are designated Series A-6 Preferred Stock, par value $0.0001 per share, 499,046 of which are issued and outstanding as of the date of this Agreement (the “Series A-6 Preferred Stock”), (viii) 266,115 shares are designated Series A-7 Preferred Stock, par value $0.0001 per share, 266,115 of which are issued and outstanding as of the date of this Agreement (the “Series A-7 Preferred Stock”), (ix) 206,730 shares are designated Series A-8 Preferred Stock, par value $0.0001 per share, 206,730 of which are issued and outstanding as of the date of this Agreement (the “Series A-8 Preferred Stock”), (x) 1,315,889 shares are designated Series A-9 Preferred Stock, par value $0.0001 per share, 1,315,889 of which are issued and outstanding as of the date of this Agreement (the “Series A-9 Preferred Stock”) and (xi) 8,957,851 shares are designated Series A-10

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Preferred Stock, par value $0.0001 per share, 8,957,851 of which are issued and outstanding as of the date of this Agreement (the “Series A-10 Preferred Stock”)) and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock (a) have been duly authorized and validly issued and are fully paid and non-assessable; (b) have been or will be offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (i) the Governing Documents of the Company and (ii) any other applicable Contracts governing the issuance of such securities; (c) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (d) are free and clear of any Liens.

(b) As of the date of this Agreement, the Company Warrant is outstanding. The Company Warrant (i) has been duly authorized and validly issued and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) has been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) is not subject to, nor has it been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) is free and clear of any Liens. Immediately following the Company Warrant Settlement, the Company Warrant will no longer be outstanding.

(c) As of the date of this Agreement, (i) Company Options to purchase 1,235,260 shares of Company Common Stock, (ii) no Company Restricted Stock Awards and (iii) no Company RSU Awards are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each individual who, as of the date of this Agreement, holds a Company Award, including the type of Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price and expiration date thereof. All Company Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Award is subject to terms that are materially different from those set forth in such forms. Each Company Award was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof). No Company Option was granted with an exercise price per share that was less than the fair market value of a share of Company Common Stock on the grant date as determined in accordance with Section 409A of the Code.

(d) Except as otherwise set forth in this Section 4.6 or on Section 4.6(d) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.

(e) Except as set forth in Section 4.6(e) of the Company Disclosure Letter, the Company and its Subsidiaries have no outstanding Indebtedness (or guarantee thereof) nor do they have any commitment or obligation to incur or guarantee any Indebtedness. There are no off-balance sheet financing arrangements to which the Company or its Subsidiaries is a party.

Section 4.7. Recapitalization of the Company.

(a) On December 31, 2020, the Company effected a recapitalization, pursuant to which, the Company issued Company Preferred Stock and the Company Warrant pursuant to the Stock and Warrant Purchase Agreement (the “December 31 Recapitalization”). The December 31 Recapitalization was duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company was necessary to authorize the December 31 Recapitalization and the other documents contemplated thereby, and the December 31 Recapitalization was validly approved by the Company’s equityholders.

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(b) Other than the Company Preferred Stock, the Company Warrant and Company Options, the Company does not have any convertible securities issued and outstanding.

Section 4.8. Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries are set forth on Section 4.8(a) of the Company Disclosure Letter and (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b) The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c) Except as set forth on Section 4.8(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.9. Financial Statements.

(a) Attached as Section 4.9(a) of the Company Disclosure Letter are:

(i) true and complete copies of the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity deficit and cash flows of the Company (including all notes thereto) and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2018, together with the auditor’s reports thereon (together with the 2020 Audited Financial Statements, when delivered pursuant to Section 6.3(a), the “Audited Financial Statements”).

(ii) true and complete copies of the auditor reviewed consolidated balance sheets and statements of operations, stockholders’ equity deficit and cash flows of the Company (including all notes thereto) and its Subsidiaries as of and for the nine-month period ended September 30, 2020 (and the comparable prior nine-month period ended September 30, 2019) (collectively, and together with the Q1 Financial Statements, when delivered pursuant to Section 6.3(b), the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) Except as set forth on Section 4.9(b) of the Company Disclosure Letter, the Financial Statements, including those Financial Statements delivered pursuant to Section 6.3, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof (taking into account the notes thereto), and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries, (iv) (A) the Financial Statements delivered by the Company on or prior to the date hereof comply and (B) any Financial Statements delivered by the Company for filing with the SEC following the date of this Agreement will comply, in each case, in all material respects with the applicable accounting requirements and with the rules and

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regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof and (v) solely with respect to the Audited Financial Statements, were prepared in accordance with the auditing standards of the Public Company Accounting Oversight Board.

(c) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim, complaint, investigation or allegation regarding any of the foregoing.

(d) Except as set forth in Section 4.9(d) of the Company Disclosure Letter, the Company and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.10. No Undisclosed Liabilities. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen in the ordinary course of business and consistent with past practice of the Company and its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements, none of which are or would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole; or (c) that will be discharged or paid off prior to or at the Closing.

Section 4.11. Litigation and Proceedings. Except as set forth on Section 4.11 of the Company Disclosure Letter (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against or involving the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.12. Legal Compliance.

(a) Each of the Company and its Subsidiaries are, and at all times since January 1, 2018, have been, in compliance with all applicable Laws in all material respects, including without limitation the Motor Vehicle Safety Act and the Federal Motor Vehicle Safety Standards. Neither the Company nor any Subsidiary has filed any safety defect or noncompliance reports with transportation regulators or is the subject of any recalls.

(b) For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

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Section 4.13. Contracts; No Defaults.

(a) Section 4.13(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xviii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they or their respective properties or assets are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.13(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Vendors or Top Customers;

(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries agreement or commitment for future loans, credit or financing, in each case, in excess of $500,000;

(iii) Any Contract that prohibits or materially restricts the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries;

(iv) Any Contract that involves a payment or receipt of amounts of more than $500,000 in the aggregate, over any 12-month period;

(v) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last four (4) years, in each case, involving payments in excess of $1,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vi) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $75,000 in any calendar year;

(vii) Each Contract involving the formation of a joint venture, partnership, or limited liability company;

(viii) Contracts (other than offer letters, employment agreements, bonus agreements, severance agreements, separation agreements, employee non-competition agreements, employee confidentiality and invention assignment agreements, non-competition agreements, bonus agreements, separation agreements, severance agreements, or other agreement entered into in the ordinary course or equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the stockholders or of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(ix) Contracts with each current officer, manager, director or current employee or worker of or consultant to the Company or its Subsidiaries that provide annual base compensation (excluding bonus and other benefits) in excess of $250,000;

(x) Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(xi) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

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(xii) Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xiii) Each Contract pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person a license to any material Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business, or (B) is granted by a third Person a license or right to Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Open Source Licenses and Contracts granting non-exclusive rights to use commercially available off-the-shelf software, services or technology pursuant to which the Company and its Subsidiaries have paid or are obligated to pay one-time or annual fees of less than $500,000);

(xiv) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $100,000 in any calendar year;

(xv) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $1,000,000 in any calendar year;

(xvi) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;

(xvii) Any Contract (A) obligating the Company to purchase or otherwise obtain any product or service exclusively from a single third party, (B) establishing an exclusive sale or purchase obligation of the Company with respect to any product or geographic area, (C) granting any third party the exclusive right to develop, market, sell or distribute any of the Company’s products or services, or (D) containing covenants obligating the Company not to solicit customers or employees (other than confidentiality or non-disclosure agreements or confidentiality or non-disclosure contracts with customers, vendors (such as subcontractors) and partners (such as referral partners and resellers) entered into in the ordinary course of business); and

(xviii) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvi) of this Section 4.13(a).

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Letter, all of the Contracts listed pursuant to Section 4.13(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.13(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.14. Company Benefit Plans.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement, except for (i) offer letter agreements and employment agreements providing for

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employment terminable at will without advance notice, penalty, or severance obligation, (ii) independent contractor agreements and consulting agreements terminable on 30 days’ notice or less, and (iii) individual stock option agreements that do not contain vesting acceleration provisions, provided that in the case of clauses (i) and (ii) above, such agreements do not contain any retention bonus, change in control, or vesting acceleration provisions under which the Company has any outstanding compensatory obligations or liability (contingent or otherwise)) providing compensation or benefits to any current or former director, officer, consultant or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability (whether written or unwritten), but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, a “Company Benefit Plan”). The Company has delivered to Acquiror, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b) Except as set forth on Section 4.14(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan have been made and all obligations in respect of each Company Benefit Plan have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f) Except as set forth on Section 4.14(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination of employment following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation payable by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company or (iii) result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

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Section 4.15. Labor Relations; Employees.

(a) Except as set forth on Section 4.15(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any grievances or Actions arising out of any collective bargaining agreement, or any similar agreement, or any other grievances or Actions against them, (iii) notice of any Action with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any Action pending or threatened in any forum by or on behalf of any present or former employee, worker or independent contractor of such entities, any applicant for employment or classes of the foregoing.

(d) To the knowledge of the Company, no employee of the Company or any of the Company’s Subsidiaries with an annual base salary in excess of $150,000 has (whether oral or in writing) indicated an intention to terminate his or her employment.

(e) To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(f) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) a director or officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) a director or officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above.

(g) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations. The Company and its Subsidiaries have not engaged in layoffs, furloughs, employment terminations (other than for cause), or salary, other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020, through the date hereof. As of the date hereof, the Company and its Subsidiaries have no plans to engage in any layoffs, furloughs or employment

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terminations, salary, other compensation or benefits reductions, in each case, whether temporary or permanent, within the next six (6) months. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

Section 4.16. Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, and paid over to the proper Governmental Authority all such withheld amounts required to have been so paid over.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There is no material Tax audit or other examination by a Governmental Authority of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j) No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business or is otherwise subject to income Tax on a net basis in any country other than the country of its organization.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

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(m) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(n) The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17. Brokers’ Fees. Except as set forth on Section 4.17 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.18. Insurance. Section 4.18 of the Company Disclosure Letter contains a list of, all material policies (or, to the extent that policies are not available, binders) of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. The Company and the Company’s Subsidiaries have complied with all material terms and conditions of such insurance policies, including by providing due and timely notice of any material claims and occurrences covered thereunder. Except as disclosed on Section 4.18 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material insurance claim under an insurance policy during the last twelve (12) months.

Section 4.19. Permits. The Company and its Subsidiaries have obtained, and maintain, all of the material Permits reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material Permit; or (c) has received any notice that any Governmental Authority that has issued any material Permit intends to cancel, terminate, or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.

Section 4.20. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

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Section 4.21. Real Property.

(a) Section 4.21(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iii) The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any written notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, or any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed, and to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(iv) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b) None of the Company or any of its Subsidiaries owns any Owned Real Property.

Section 4.22. Intellectual Property.

(a) Section 4.22(a) of the Company Disclosure Letter lists each item of Company Intellectual Property that is registered or applied-for with a Governmental Authority, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Intellectual Property free and clear of all Liens (other than Permitted Liens). All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, excluding any pending applications included in the Company Registered Intellectual Property, valid and enforceable.

(b) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns or has a valid right to use all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof; provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity, or enforceability of Intellectual Property.

(c) The Company and its Subsidiaries have not within the three (3) years preceding the date of this Agreement infringed upon, misappropriated or otherwise violated, and are not infringing upon, misappropriating or otherwise violating, in any material respect, any Intellectual Property of any third Person, and since January 1, 2018 there has been no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, threatened in writing, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(d) Except as set forth on Section 4.22(d) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2018 (i) no Person has infringed upon, misappropriated or otherwise violated any item of Company Intellectual Property in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement, violation or misappropriation of any item of Company Intellectual Property in any material respect.

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(e) The Company and its Subsidiaries have, since January 1, 2018, taken commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property that are material to the business of the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets or other confidential information of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted in the misappropriation of, or loss of trade secret or other rights in and to, such information, in each case except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Each employee, agent, consultant and contractor who has contributed to or participated in the creation or development of any material item of Intellectual Property for the Company or any of its Subsidiaries either: (i) is a party to a “work-for-hire” Contract under which the Company or a Company Subsidiary is deemed to be the original owner/author of such Intellectual Property; or (ii) has executed a Contract in favor of the Company or a Company Subsidiary assigning to the Company or such Company Subsidiary all of such person’s right, title and interest in such Intellectual Property. The Company has made available to Acquiror all forms of standard Contracts that are applicable to employees, agents, consultants or contractors who participate in the development of Company Intellectual Property.

(g) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of any material item of Company Intellectual Property.

(h) To the knowledge of the Company, no Company Software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software, information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company or its Subsidiaries.

(i) Except where such non-compliance would not be material to the Company and its Subsidiaries, taken as a whole, the Company’s and its Subsidiaries’ use and distribution of Open Source Materials is in compliance with the Open Source Licenses applicable thereto. Neither the Company nor any Subsidiary of the Company has used any Open Source Materials in a manner that requires any material item of Company Software (including the related source code, but excluding the Open Source Materials themselves in unmodified format) or material item of Company Intellectual Property be subject to a Copyleft License.

Section 4.23. Privacy and Cybersecurity.

(a) Except as set forth on Section 4.23(a) of the Company Disclosure Letter, the Company and its Subsidiaries have since January 1, 2018 maintained privacy policies consistent with applicable Law, and have been in compliance with, (i) all applicable Law relating to the privacy and/or security of personal information, and (ii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, in each case of (i) and (ii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to result in material liability to the Company and its Subsidiaries. The Company and its Subsidiaries have not received written notice of any Action since January 1, 2018, and there are no, and since January 1, 2018 there have not been any, Actions for which the Company or its Subsidiaries have received written notice currently pending, by any Person (including any Governmental Authority) to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(b) To the knowledge of the Company, since January 1, 2018 (i) there have been no material breaches of the security of the information technology systems of the Company or its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the Company’s or its Subsidiaries’ businesses or operations. The Company and its Subsidiaries have since January 1, 2018 taken commercially reasonable measures designed to protect personally identifiable information in their possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has (A) experienced any material incident in which personally identifiable information was stolen or improperly accessed

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by an unauthorized Person, including in connection with a breach of security, or (B) received any written notice or complaint from any Person (including any Governmental Authority) with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.24. Environmental Matters.

(a) The Company and its Subsidiaries are and, except for matters which have been completely resolved (with no remaining liability to the Company or its Affiliates), have been since January 1, 2018, in material compliance with all Environmental Laws, including without limitation the Clean Air Act, the Greenhouse Gas Emissions and Fuel Efficiency Standards for Medium- and Heavy-Duty Engines and Vehicles—Phases 1 and 2, California Air Resources Board statutes and regulations, and any applicable voluntary standards.

(b) To the knowledge of the Company, there has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or (ii) at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property, at third-party manufacturing sites undertaking manufacturing on the Company’s behalf, or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, released, placed or disposed.

(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order or contractual indemnity or covenants relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections, permits, plans, notices or filings pursuant to any environmental, health or safety law, and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or actual or potential liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.25. Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, (a) there has not been any Company Material Adverse Effect, (b) except as set forth in Section 4.25 of the Company Disclosure Letter, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, other than due to any actions taken in compliance with any “shelter-in-place,” “non-essential employee” or similar order or direction of any Governmental Authority, and (c) the Company or any of its Subsidiaries has not taken any action which, if taken after the date hereof, but prior to the Closing, would require the consent of Acquiror under Section 6.1 (other than under subsections (h) and (i) of Section 6.1).

Section 4.26. Anti-Corruption Compliance.

(a) For the past three (3) years, neither the Company nor any of its Subsidiaries, nor any director, officer or, to the knowledge of the Company, any employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, any candidate for political office, or any other Person or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b) As of the date hereof and for the previous five (5) years, there are and have been no pending internal investigations third-party investigations (including by any Governmental Authority) (to the knowledge of the Company), internal or external audits, or allegations, complaints, or reports of any allegations or information concerning possible violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

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Section 4.27. Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries, their respective directors and officers, and to the knowledge of the Company, employees, agents, representatives, and other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) are, and have been for the past five (5) years, in compliance in all respects with all applicable International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no and have not been any pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees, agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business on the behalf of the Company or any of its Subsidiaries directly or indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws, or with any other restricted person or entity in violation of International Trade Laws.

Section 4.28. Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.29. Customers and Vendors.

(a) Section 4.29(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top 10 customers; and the top 10 vendors, in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2020 (each group of Persons, respectively, the “Top Customers” and “Top Vendors”).

(b) Except as set forth on Section 4.29(b) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has informed any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.30. Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.31. Sufficiency of Assets. Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course. Notwithstanding the foregoing, this Section 4.31 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

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Section 4.32. Products; Product Liabilities and Recalls.

(a) To the Company’s knowledge, since January 1, 2018, there has been no defect, technical concern or problem, in each case that is current, unresolved and material to the Company and its Subsidiaries, taken as a whole, in any of the products under development by the Company or any Subsidiary which is not of the type that is capable of being remediated in the ordinary course of business without materially delaying the Company’s or its Subsidiaries’ commercialization timeline as currently planned.

(b) Since January 1, 2018, (i) each product or equipment offering that has been manufactured by or for, and sold to any third Person by or on behalf of, the Company or any of its Subsidiaries (“Company Product”) has been manufactured in material conformity with all contractual commitments and all standard warranties, in each case, to the extent applicable; (ii) the Company and its Subsidiaries have not incurred any obligations for replacement or repair of any Company Products that are material to the Company and its Subsidiaries, taken as a whole; (iii) there are no pending or, to the knowledge of the Company, threatened, product warranty, product liability or product recall or similar claims involving any of the Company Products; (iv) there have been no product recalls of any of the Company Products; and (v) the Company and its Subsidiaries have not been denied product liability insurance coverage by a third-party insurance provider.

Section 4.33. No Additional Representation or Warranties. Except as provided in and this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates. The Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the equity or assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other general disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12, or Section 5.15 or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (subject to Section 11.9), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1. Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

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Section 5.2. Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (i) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by the Board of Directors of Acquiror and by Acquiror as the sole shareholder, as applicable, of Merger Sub and (B) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i) each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(ii) each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J), and (K) of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(c) The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4. Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or

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other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation would not, and would not reasonably be expected to, individually or in the aggregate, be material to Acquiror or Merger Sub.

Section 5.5. SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents (including all exhibits, financial statements (and notes or schedules thereto) and other information incorporated therein, amendments and supplements thereto) required to be filed by it with the SEC since October 9, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, or, if amended or superseded by a filing made prior to the date of this Agreement or the Closing Date, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such amendment, supplement or superseding filing), the Acquiror SEC Filings did not contain, when filed, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since October 9, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since October 9, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market (“Nasdaq”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on Nasdaq.

(d) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of July 31, 2020, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from July 29, 2020 (inception) through July 31, 2020, together with the notes thereto and auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present

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in all material respects the financial position of Acquiror, as at the respective dates thereof (taking into account the notes thereto), and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (iii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $375,000,000.00 in the Trust Account (including, if applicable, an aggregate of approximately $13,125,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of October 6, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Acquiror and is in full force and effect and is enforceable in accordance with its terms. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

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Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes. Since October 9, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice other than due to any actions taken in compliance with any “shelter-in-place,” “non-essential employee” or similar order or direction of any Governmental Authority.

Section 5.11. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12. Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 37,500,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 9,375,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares (“Acquiror Preferred Shares”) of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 12,500,000 Acquiror Common Warrants and 6,333,334 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) October 9, 2021 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Warrant Agreement, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the

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sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e) On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase shares of Domesticated Acquiror Common Stock for a PIPE Investment Amount of at least $220,000,000.00 (such amount, the “Minimum PIPE Investment Amount”), (i) at least $20,000,000.00 of which is in respect of such shares to be so purchased by at least one PIPE Investor that is a name-brand, long-only, large-cap, mutual fund, and (ii) include at least five Third-Party PIPE Investors. Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms.

(f) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13. Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14. Indebtedness. Neither Acquiror nor Merger Sub has any Indebtedness.

Section 5.15. Taxes.

(a) All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, and paid over to the proper Governmental Authority all such withheld amounts required to have been so paid over.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There is no material Tax audit or other examination by a Governmental Authority of Acquiror or Merger Sub presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(f) Neither Acquiror nor Merger Sub has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to Acquiror or Merger Sub taken as a whole.

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(g) Neither Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing agreement (other than any such agreement solely between Acquiror and Merger Sub and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).

(h) Neither Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror.

(j) No written claim has been made by any Governmental Authority within the last thirty-six (36) months where the Acquiror or Merger Sub do not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k) Neither Acquiror nor Merger Sub has a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business or is otherwise subject to income Tax on a net basis in any country other than the country of its organization.

(l) Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(m) Neither Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(n) Neither Acquiror nor Merger Sub has taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.16. Business Activities.

(a) Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects that would not, and would not reasonably be expected to, individually or in the aggregate, be material to Acquiror or Merger Sub.

(b) Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted

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as constituting, a Business Combination (other than confidentiality agreements, term sheets, letters of intent or other customary agreements entered into in connection with review of potential initial business combinations conducted by Acquiror, in each case which were entered into prior to the date hereof and which do not contain binding terms with respect to liabilities or obligations to effect a Business Combination). Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $100,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.17. Nasdaq Stock Market Quotation. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “NGAC.” The Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “NGACW.” Acquiror is in compliance with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is

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making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20. No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Acquiror and Merger Sub acknowledge that Acquiror and Merger Sub and their respective advisors, have made their own investigation of the Company and its Subsidiaries and, except as provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company and its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company, its Subsidiaries or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise explicitly contemplated by this Agreement (including the Company Recapitalization) or the Ancillary Agreements or required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice, other than due to any actions taken in compliance with any “shelter-in-place,” “non-essential employee” or similar order or direction of any Governmental Authority, and use commercially reasonable efforts to maintain each of the Company’s and its Subsidiaries’ business organization, to retain the services of its current officers and Key Employees, to preserve goodwill of its customers, suppliers and other Persons with whom it has significant business relationships and to maintain its properties and assets in all material respects. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement (including the Company Recapitalization) or the Ancillary Agreements or required by Law:

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

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(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests and (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.13 or Section 4.30 of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business consistent with past practice or as required by Law;

(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment and (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(g) acquire any ownership interest in any real property;

(h) except as otherwise required by Law or the terms of any Company Benefit Plan as in effect on the date hereof, or the terms of any Key Employee Employment Agreement, (i) grant any severance, retention, change in control or termination or similar pay to any current or former employee, officer, director or other individual service provider, except, with respect to severance, termination, or similar pay to any employee whose employment terminated after the date hereof, in the ordinary course of business (ii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iii) increase the cash compensation, bonus opportunity or employee benefits of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice or as required or permitted under any Company Benefit Plan or other employment or consulting agreement in effect as of the date hereof, (iv) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (v) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of its Subsidiaries (for clarity, the Company may (A) change the title of any employee in the ordinary course of business, and (B) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing as of the date of this Agreement);

(i) terminate any employee of the Company or any of its Subsidiaries whose individual base compensation exceeds $180,000 other than for cause;

(j) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(k) make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries incurred in the ordinary course of business consistent with past practice and (iii) extended payment terms for customers in the ordinary course of business;

(l) (i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (v) settle any claim or assessment in respect of material Taxes (vi) affirmatively surrender any right to

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claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(m) (i) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guarantee any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $1,000,000, (y) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(n) issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock, other than (i) the issuance of Company Common Shares upon the exercise or settlement of Company Options or Company RSU Awards, as applicable, outstanding on the date of this Agreement, and (ii) the grant of Company RSU Awards promised but ungranted as of the date of the Agreement, including evidencing such awards with appropriate award agreements;

(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);

(p) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $300,000 in the aggregate;

(q) dispose of, abandon or permit to lapse any rights to any Company Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);

(r) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(s) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Company Disclosure Letter, in the aggregate;

(t) manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u) permit any item of Company Intellectual Property that is material to the Company and its subsidiaries, taken as a whole, to become subject to a Lien (other than a Permitted Lien) or sell, assign, transfer, pledge, lease or license to any third Person any Company Intellectual Property that is material to the Company and its subsidiaries, taken as a whole, other than non-exclusive licenses granted to customers in the ordinary course of business;

(v) other than as required by applicable Law, enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(w) terminate without replacement or fail to use reasonable efforts to maintain any Permit material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(x) waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

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(y) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and the Company Subsidiaries, taken as a whole;

(z) amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain, reinstate or replace any material Governmental Authorization or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries;

(aa) terminate or amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries any material insurance policy insuring the business of the Company or any of the Company’s Subsidiaries;

(bb) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment; or

(cc) enter into any agreement to do any action prohibited under this Section 6.1.

Nothing contained herein shall be deemed to give to the Acquiror, directly or indirectly, rights to control or direct the operations of the Company prior to the Closing Date in a manner which may violate the HSR Act.

Section 6.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3. Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall act in good faith and to deliver to Acquiror as soon as reasonably practicable following the date of this Agreement, and in any event no later than March 15, 2021, the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity or deficit of the Company (including all notes thereto) and its Subsidiaries as of and for the years ended December 31, 2020, together with the auditor’s reports thereon (the “2020 Audited Financial Statements”); provided, that upon delivery of such 2020 Audited Financial Statements, the representation and warranties set forth in Section 4.9 shall be deemed to apply to the 2020 Audited Financial Statements in the same manner as the Audited Financial Statements.

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(b) If the Effective Time has not occurred prior to May 14, 2021, then as soon as reasonably practicable following May 14, 2021, but no later than June 22, 2021, the Company shall deliver to Acquiror the auditor reviewed consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity or deficit of the Company (including all notes thereto) and its Subsidiaries as of and for the three-month period ended March 31, 2021 (the “Q1 Financial Statements”); provided, that upon delivery of such Q1 Financial Statements, the representation and warranties set forth in Section 4.9 shall be deemed to apply to the Q1 Financial Statements in the same manner as the Interim Financial Statements.

Section 6.4. Affiliate Agreements. All Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.

Section 6.5. Promissory Note Forgiveness. The Company shall deliver to Acquiror evidence that all amounts due and owing under the Partial-Recourse Promissory Note have been forgiven, cancelled or otherwise extinguished and the Partial-Recourse Promissory Note has been terminated without any further liability to Acquiror, the Company or the Company’s Subsidiaries.

Section 6.6. Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (a) solicit, initiate or participate in any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct its officers and directors to, and the Company shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to any Acquisition Proposal (other than Acquiror and its representatives). The Company shall promptly notify Acquiror if any Person makes any written proposal, offer or inquiry with respect to an Acquisition Proposal and provide Acquiror with a description of the material terms and conditions thereof to the extent that such disclosure would not result in breach of the Company’s confidentiality obligations that are in existence as of the date hereof.

Section 6.7. Lock-Up Agreements. Prior to the Closing, the Company shall use its reasonable best efforts to cause Lock-Up Stockholders to deliver, or cause to be delivered, to Acquiror copies of the Lock-Up Agreements duly executed by all such parties in form and substance reasonably satisfactory to Acquiror.

Section 6.8. Key Employee Employment Agreements. Prior to the Closing, the Company shall cause each Key Employee to enter into a Key Employee Employment Agreement with Acquiror, the Company or an Affiliate of Acquiror or the Company, in each case in form and substance reasonably satisfactory to Acquiror and to be effective no later than the Closing.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Equity Plan.

(a) Prior to the Closing Date, Acquiror shall approve and adopt and submit for stockholder approval (i) an equity incentive plan, in form and substance reasonably acceptable to Acquiror and the Company that provides for the grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries in the form of options, restricted stock, restricted stock units or other equity-based awards based on Acquiror Common Stock with a total pool of awards of Acquiror Common Stock of ten percent (10%) of the aggregate number of the sum of (x) shares of Acquiror Common Stock outstanding at the Closing and (y) securities convertible into Acquiror Common Stock, with an annual “evergreen” increase of five percent (5%) of the shares of Acquiror Common Stock outstanding

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as of the day prior to such increase (the “Incentive Equity Plan”), and (ii) the approval and adoption of an employee stock purchase plan, in form and substance reasonably acceptable to Acquiror and the Company, that provides for the grant of purchase rights with respect to Acquiror Common Stock to employees of the Surviving Corporation and its Subsidiaries with a total pool of shares of Acquiror Common Stock of two percent (2%) of the aggregate number of the sum of (x) shares of Acquiror Common Stock outstanding at the Closing and (y) securities convertible into Acquiror Common Stock, with an annual “evergreen” increase of one and a half percent (1.5%) of the shares of Acquiror Common Stock outstanding as of the day prior to such increase (the “ESPP”). As soon as practicable following the date that is sixty (60) days after the Closing and subject to applicable securities Laws, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and the ESPP remain outstanding.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account Proceeds and Related Available Equity.

(a) If (i) the amount of cash available in the Trust Account following the Acquiror Shareholder Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Acquiror (including transaction expenses incurred by Acquiror’s Affiliates on Acquiror’s behalf), as contemplated by Section 11.6), (the “Trust Amount”), plus (ii) the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing (the sum of (i) and (ii), the “Available Acquiror Cash”), is equal to or greater than $220,000,000 (the “Minimum Available Acquiror Cash Amount”), then the condition set forth in Section 9.3(d) shall be satisfied.

(b) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3. Nasdaq Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Merger and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4. No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (c) enter into any acquisition agreement, business combination, merger agreement or similar

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definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5. Acquiror Conduct of Business.

(a) During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements or as required by Law:

(i) seek any approval from the Acquiror Shareholders, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;

(ii) except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii) (A) make or change any material election in respect of material Taxes, (B) materially amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreements” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (E) settle any claim or assessment in respect of material Taxes, (F) affirmatively surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(iv) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (B) incurred between Acquiror and Merger Sub;

(vi) incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, or guarantee any Indebtedness of another Person, or otherwise knowingly and purposefully incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

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(vii) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment; or

(ix) enter into any agreement to do any action prohibited under this Section 7.5.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Nothing contained herein shall be deemed to give to the Company, directly or indirectly, rights to control or direct the operations of Acquiror prior to the Closing Date in a manner which may violate the HSR Act.

Section 7.6. Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a) the Board of Directors of Acquiror shall consist of up to nine (9) directors, which shall initially include:

(i) George Mattson, as a designee of Acquiror;

(ii) one (1) director nominee to be designated by Acquiror, in its sole discretion, prior to the Closing;

(iii) Dakota Semler and Giordano Sordoni, as the designees of the Company;

(iv) No more than five (5) independent directors to be designated by the Company in good faith consultation with Acquiror prior to the Closing (the “Independent Directors”); provided, however, that, prior to the Closing, the Company and Acquiror shall mutually agree on a recommendation of one (1) of the Independent Directors to serve as the lead independent director of the Board of Directors of Acquiror (with the customary rights and duties of a lead independent director of a United States public company), and such recommendation shall be provided to the Board of Directors of Acquiror following the Effective Time;

(b) the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of Nasdaq and each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time;

(c) the initial officers of Acquiror shall be as set forth on Section 2.6(b) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7. Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Cayman Acquiror Warrant shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall convert automatically into a Domesticated Acquiror Unit.

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Section 7.8. Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.8.

(b) For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy(ies) in effect on the date of this Agreement; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy(ies) containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims arising out of acts, omissions or events existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.8.

(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and executive officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.9. Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.10. PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), Acquiror shall not permit any amendment or modification to any economic term or other material covenant, agreement or condition to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any such provision or to any remedy under, or any replacements of, any of the Subscription Agreements. Subject to the immediately preceding sentence and in the event

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that all conditions in the Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.11. Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation and shall give due consideration to the Company’s advice with respect to such litigation, and, except as set forth on Section 7.11 of the Acquiror Disclosure Letter, shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed

Section 7.12. Key Employee Employment Agreement Board Ratification. Following the Effective Time and once established, the compensation committee of the Board of Directors of Acquiror will review the Key Employee Employment Agreements, and make a recommendation to the Board of Directors of Acquiror as to whether the Board of Directors of Acquiror should ratify Acquiror’s entry into the Key Employee Employment Agreements and the Board of Directors of Acquiror, based on such recommendation, will make a determination as to whether to ratify Acquiror’s entry into such agreements. In the event that such agreements are not so ratified, the Key Employee Employment Agreements shall be reviewed and revised, in each case in form and substance reasonably satisfactory to the Board of Directors of Acquiror and the compensation committee thereof.

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

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(d) Each of the Parties shall use its reasonable best efforts to take all actions necessary, proper or advisable, as determined by each such party in its reasonable discretion, to consummate the transaction contemplated hereby, including, with respect to the filing to be made pursuant to this Section 8.1, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary waiver, clearance, approval, consent, permits, orders, authorization or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement or from any third party and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e) Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby; provided, however, that all such filing fees shall be transaction expenses of Acquiror and its Affiliates or Transaction Expenses of the Company and its Affiliates, as applicable, and be paid (or repaid, if applicable) in accordance with Section 2.4(c).

Section 8.2. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt of the 2020 Audited Financial Statements, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Domesticated Acquiror Common Stock, Domesticated Acquiror Warrants and units comprising such to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock and Acquiror Common Warrants and units comprising such, respectively, in the Domestication and (B) the shares of Domesticated Acquiror Common Stock that constitute the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and

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other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) No filing of, or amendment or supplement to the Proxy Statement/Registration Statement (other than an immaterial amendment that does not include any materially new information regarding the Company) will be made by Acquiror or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b) Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (y) duly give notice of a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b) (such meeting to be held on a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective), and (z) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share

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Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Xos, Inc.” or such other name as may be agreed to by the Acquiror and the Company prior to Closing, (C) amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B, respectively, to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (F) approval of the adoption by Acquiror of the Incentive Equity Plan and the ESPP, (G) the election of directors effective as of the Closing as contemplated by Section 7.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c) Company Stockholder Approval. Upon the terms set forth in this Agreement, the Company shall (i) use its best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders. The Company shall obtain the Company Stockholder Approval at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Stockholder Approval promptly after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, but in any event no later than two (2) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders.

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Section 8.3. Support of Transaction. Subject to the covenants contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company in compliance with this Section 8.3 will constitute a breach of Section 6.1.

Section 8.4. Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.5. Cooperation; Consultation.

(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement, including the PIPE Investment (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including as required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement/Registration Statement, or as otherwise may reasonably be requested by Acquiror for the purpose of inclusion in the Proxy Statement/Registration Statement, and the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in the PIPE Investment following the consummation of the transactions contemplated hereby), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, (c) providing such other cooperation and assistance as may reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the PIPE Investment and (d) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be during normal business hours and shall be under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably and periodically informed with respect to the PIPE Investment and, to the extent the Acquiror has knowledge thereof, material changes in the holdings of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) reasonably consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters. Each of Acquiror and the Company acknowledges and agrees that Acquiror’s advisors shall be entitled to the fees and reimbursements with respect to the PIPE Investment set forth in the letter agreement, dated January 28, 2021, between the Acquiror and the Acquiror’s financial advisor.

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ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Acquiror Shareholder Approval shall have been obtained;

(b) The Company Stockholder Approval shall have been obtained;

(c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or terminated, as applicable;

(e) There shall not (i) be in force any Governmental Order, statute, rule or regulation restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby, and (ii) have been adopted any Law or regulation that would result in the consummation of the Merger being illegal or otherwise prohibited;

(f) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

(g) The shares of Domesticated Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq.

Section 9.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) (i) The representations and warranties of the Company contained in the first sentence of each of Sections 4.6(a), 4.6(b), and 4.6(c) and Sections 4.6(d) and 4.7(b) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Company Fundamental Representations (other than the representations and warranties of the Company contained in the first sentence of each of Sections 4.6(a), 4.6(b), and 4.6(c) and Section 4.6(d) and 4.7(b)) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for, in each case, inaccuracies or omissions that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect; and

(d) The Company shall have delivered (or cause to have been delivered) each of the Closing deliverables to be delivered by it pursuant to Section 2.4(a).

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Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company

(a) (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the Acquiror Fundamental Representations (other than Section 5.12) shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (iii) each of the representations and warranties of Acquiror contained in this Agreement other than the Acquiror Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

(b) Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed and complied with in all material respects;

(c) Directors and officers of Acquiror set forth on Section 9.3(b) of the Acquiror Disclosure Letter shall have resigned or otherwise been removed, effective as of or prior to the Closing;

(d) The sum of (x) the Trust Amount plus (y) the PIPE Investment Amount, is equal to or greater than $220,000,000; and

(e) Acquiror shall have delivered (or cause to have been delivered) each of the Closing deliverables to be delivered by it pursuant to Section 2.4(b) other than any payments to be made pursuant thereto, which payments shall be made at the Closing.

Section 9.4. Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s breach.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual written consent of the Company and Acquiror;

(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of enjoining or prohibiting consummation of the Merger, or if there shall be adopted any Law or regulation that would result in the consummation of the Merger being illegal or otherwise prohibited.

(c) by the Company or Acquiror if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor at any adjournment or postponement thereof;

(d) by the Company if there has been a Modification in Recommendation;

(e) prior to the Closing by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by the Company of notice from Acquiror of such breach or (B) three (3) Business Days prior to the Agreement End Date (as defined below) (the “Company Cure Period”), such termination shall not be effective, and

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such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or prior to August 21, 2021 (the “Agreement End Date”), unless Acquiror is in material breach hereof; or

(f) by Acquiror if the Company Stockholder Approval shall not have been obtained within two (2) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or

(g) prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts prior to the end of the period ending on the date that is the earlier of (A) thirty (30) days after receipt by Acquiror of notice from the Company of such breach or (B) three (3) Business Days prior to the Agreement End Date (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or prior to the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination or actual fraud, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated October 7, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (b) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (c) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind (in it has or may have in the future in or to any monies in the Trust Account and agrees it shall not have the right of setoff and that it shall not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company

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may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:

NextGen Acquisition Corporation 2255 Glades Road, Suite 324A Boca Raton, FL 33431
Attention:	Patrick Ford
Email:	pford@nextgenacq.com
with copies to (which shall not constitute notice): Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001
Attention:	Howard L. Ellin
June S. Dipchand
Email:	howard.ellin@skadden.com
june.dipchand@skadden.com

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

Xos, Inc. 3550 Tyburn Street Los Angeles, CA 90065
Attention:	Dakota Semler
Email:	[*]
with copies to (which shall not constitute notice): Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111
Attention:	Garth Osterman
Dave Peinsipp
Email:	gosterman@cooley.com
dpeinsipp@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

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Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses, and (y) pay or cause to be paid, any transaction expenses of Acquiror or its Affiliates, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Sponsor Support Agreement and Company Holders Support Agreement, (c) the Confidentiality Agreement, dated as of November 17, 2020, between Acquiror and the Company (the “Confidentiality Agreement”), (d) the Registration Rights Agreement and (e) the Lock-Up Agreements (clause (b), (c), (d), and (e), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

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Section 11.12. Publicity.

(a) Following the date hereof, all press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled, without the requirement for proof of damages, to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

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Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s fraud:

(a) Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Conflicts and Privilege.

(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “NextGen Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Xos Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the NextGen Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the NextGen Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the NextGen Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Xos Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the NextGen Group, on the other hand, any legal counsel, including Cooley LLP (“Cooley”) that represented the Company prior to the Closing may represent any member of the Xos Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to

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such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Xos Group, on the one hand, and Cooley, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Xos Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[Remainder of page intentionally left blank]

Annex A-68

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

NextGen Acquisition Corporation

By:	/s/ Patrick T. Ford
Name: Patrick T. Ford
Title: Chief Executive Officer and Secretary

Sky Merger Sub I, Inc.

By:	/s/ Patrick T. Ford
Name: Patrick T. Ford
Title: President

Xos, Inc.

By:	/s/ Dakota Semler
Name: Dakota Semler
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of February 21, 2021, by and among NextGen Sponsor LLC, a Cayman Islands exempted company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and Xos, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 9,375,000 Acquiror Common Shares and 6,333,334 Acquiror Warrants in the aggregate as set forth on Schedule I hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Sky Merger Sub I, Inc. a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will merge with and into the Company, with the Company continuing on as the surviving corporation and a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Common Shares or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Acquiror Common Shares or Acquiror Warrants owned by such Sponsor (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between such Sponsor and any Affiliate of such Sponsor, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder

Annex B-1

to this Sponsor Agreement in substantially the form attached hereto as Annex A; provided, that any Transfer permitted under this Section 1.2 shall not relieve such Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 shall be null and void.

Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor Holdco shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, the Sponsor Holdco and certain of the Company’s stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit C to the Merger Agreement.

Section 1.5 Sponsor Agreements.

(a) At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares:

(i) in favor of each Transaction Proposal;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement and the transactions contemplated thereby);

(iv) against any change in the business, management or Board of Directors of Acquiror that would reasonably be expected to adversely affect the ability of Acquiror to consummate the transactions contemplated by the Merger Agreement, including the Merger;

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror; and

(vi) if applicable, in favor of waiving any and all anti- dilution rights such Sponsor may hold pursuant to the Acquiror Governing Documents.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of October 6, 2020, by and among the Sponsors, Acquiror and each of the other parties thereto (the “Voting Letter Agreement”), including, without limitation, the obligations of the Sponsors pursuant to Section 1 therein to not redeem any Acquiror Common Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

Annex B-2

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, the Sponsors shall not modify or amend the Voting Letter Agreement.

Section 1.6 Further Assurances. Each Sponsor shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Sponsor Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.7 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Common Shares and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Common Shares or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Common Shares or Acquiror Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror’s Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Common Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s Acquiror Common Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Common Shares or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Common Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

Annex B-3

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II hereto, neither such Sponsor nor anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater, is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) as to each Sponsor, the written agreement of Acquiror, the Company and such Sponsor. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to principals of or rules of conflict of Laws to the extent such principles or rules would require or permit the applicable of Laws of another jurisdiction.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT

Annex B-4

FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Sponsor Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Sponsor Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Annex B-5

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day, addressed as follows:

If to Acquiror:

NextGen Acquisition Corporation

2255 Glades Road, Suite 324A
Boca Raton, FL 33431

Attention:        Patrick Ford

Email:              pford@nextgenacq.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:        Howard L. Ellin

June S. Dipchand

Email:              howard.ellin@skadden.com

june.dipchand@skadden.com

If to the Company:

Xos, Inc.

3550 Tyburn Street

Los Angeles, CA 90065

Attention:        Dakota Semler

Email:              dakota@xostrucks.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:        Garth Osterman

Dave Peinsipp

Email:              gosterman@cooley.com

dpeinsipp@cooley.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I
with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West

New York, New York 10001

Attention:        Howard L. Ellin

June S. Dipchand

Email:              howard.ellin@skadden.com

june.dipchand@skadden.com

Annex B-6

Section 3.9 Sponsor Liability. The liability of any Sponsor hereunder is several (and not joint). Notwithstanding any other provision of this Sponsor Agreement, in no event will any Sponsor be liable for any other Sponsor’s breach of such other Sponsor’s representations, warranties, covenants, or agreements contained in this Sponsor Agreement.

Section 3.10 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex B-7

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.

SPONSORS:
NEXTGEN SPONSOR LLC
By:	/s/ George N. Mattson
Name: George N. Mattson Title: Manager and President
/s/ George N. Mattson
Name: George N. Mattson
/s/ Gregory L. Summe
Name: Gregory L. Summe

[Signature Page to Sponsor Support Agreement]

Annex B-8

ACQUIROR:
NEXTGEN ACQUISITION CORPORATION
By:	/s/ Patrick T. Ford
Name: Patrick T. Ford
Title: Chief Financial Officer and Secretary

[Signature Page to Sponsor Support Agreement]

Annex B-9

COMPANY:
XOS, INC.
By:	/s/ Dakota Semler
Name: Dakota Semler
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex B-10

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants

Sponsor	Acquiror Common Shares		Acquiror Warrants
NextGen Sponsor LLC c/o NextGen Acquisition Corporation 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	9,375,000		6,333,334
George N. Mattson c/o NextGen Acquisition Corporation 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	—	(1)	—	(1)
Gregory L. Summe c/o NextGen Acquisition Corporation 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	—	(1)	—	(1)

____________

(1)      Messrs. Mattson and Summe may be deemed to beneficially own securities held by NextGen Sponsor LLC by virtue of their shared control over NextGen Sponsor LLC. Each of Messrs. Mattson and Summe disclaims beneficial ownership of securities held by NextGen Sponsor LLC.

[Schedule I to Sponsor Support Agreement]

Annex B-11

Schedule II

Affiliate Agreements

1.      Promissory Note, dated July 31, 2020, issued to NextGen Sponsor LLC

2.      Letter Agreement, dated October 6, 2020, among the Acquiror, NextGen Sponsor LLC and each of the other parties thereto

3.      Registration Rights Agreement, dated October 6, 2020, between the Acquiror, NextGen Sponsor LLC and certain other security holders named therein

4.      Administrative Services Agreement, dated October 6, 2020, between the Acquiror and Glen Capital Partners LLC, which shall terminate at Closing without further liability, cost, payment or other obligation of the Acquiror

5.      Sponsor Warrants Purchase Agreement, dated October 6, 2020, between Acquiror and the Sponsor Holdco

6.      Indemnity Agreement, dated October 6, 2020, between Acquiror and George N. Mattson

7.      Indemnity Agreement, dated October 6, 2020, between Acquiror and Gregory L. Summe

[Schedule II to Sponsor Support Agreement]

Annex B-12

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of [ ], 2021 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among NextGen Sponsor LLC, a Cayman Islands exempted company (the “Sponsor Holdco”), NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation), Xos, Inc., a Delaware corporation, and the Sponsors set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Sponsor” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Sponsor as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [___], 2021

By:_____________________
Name:
Title:
Address for Notices:
With copies to:

Annex B-13

Annex C

EXECUTION VERSION

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of February 21, 2021, by and among NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below)) (“Acquiror”), the Persons set forth on Schedule I hereto (each, a “Company Stockholder”, and collectively, the “Company Stockholders”), and Xos, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of Company Capital Stock as are indicated opposite each such Company Stockholder’s name on Schedule I hereto (all such shares of Company Capital Stock, together with (i) any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time and (ii) securities convertible into Company Capital Stock (including the Company Warrant) of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub will merge with and into the Company, with the Company continuing on as the surviving corporation and a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Merger”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 6.6 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.6 of the Merger Agreement (other than Section 6.6(a), the last sentence of Section 6.6, or for purposes of the definition of Acquisition Proposal) also referred to each such Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree

Annex C-1

to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve a Company Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to a Company Stockholder’s Subject Shares shall be null and void.

Section 1.3 New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any Subject Shares are issued to a Company Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares, or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4 Company Stockholder Agreements.

(a) Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in respect of or as contemplated by the Merger Agreement or the transactions contemplated thereby in a form reasonably acceptable to Acquiror (which written consent shall be delivered promptly, and in any event within two (2) Business Days, after the Registration Statement (as contemplated by the Merger Agreement)) is declared effective under the Securities Act and delivered or otherwise made available to stockholders of the Company, such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consent provided), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

(ii) to the extent necessary, to approve and adopt the Closing Recapitalization and the transactions contemplated thereby;

(iii) to exercise the drag-along rights, if applicable to the Merger, set forth in Section 4 of the Voting Agreement (as defined below);

(iv) in any other circumstances upon which a consent, waiver or other approval is required under the Company’s Governing Documents or under any agreements between the Company and its stockholders or otherwise sought with respect to the Merger Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof (to the extent such Subject Shares are entitled to vote on or provide consent, waiver or approval with respect to such matter);

(v) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby);

(vi) against any change in the business, management or board of directors of the Company that would or would reasonably be expected to adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, including the Merger; and

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(vii) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock or securities convertible into capital stock of, the Company.

Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Section 1.5 Affiliate Agreements. Each Company Stockholder, severally and not jointly, hereby agrees and consents to the termination of all Affiliate Arrangements to which such Company Stockholder is party, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror, including those certain agreements set forth on Schedule II hereto, as applicable.

Section 1.6 Registration Rights Agreement. Each of the Company Stockholders set forth on Schedule III, on behalf of itself, agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit C to the Merger Agreement.

Section 1.7 Lock-Up Agreement. Each of the Company Stockholders set forth on Schedule IV, on behalf of itself, agrees that it will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Lock-Up Agreement substantially in the form attached as Exhibit D to the Merger Agreement.

Section 1.8 Company Preferred Stock; Company Warrant. Each of the Company Stockholders and the Company hereby agree and acknowledge that (a) immediately prior to the Effective Time, subject to the occurrence of the Merger and without any action on the part of any Company Stockholder or the Company, the Company Warrant will be exercised in full pursuant to Section 3.4 of the Warrant Agreement and (b) at the Effective Time (but prior to the conversion of securities in accordance with Section 3.1 of the Merger Agreement), subject to the occurrence of the Merger and without any action on the part of any Company Stockholder or the Company, each share of the Company Preferred Stock will be converted into one share of Company Common Stock pursuant to Article IV, Part B, Section 4(b)(i)(b) of the Restated Certificate of Incorporation of the Company.

Section 1.9 Further Assurances. Each Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.10 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.11 No Challenges. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors, assigns or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Company Stockholder from enforcing such Company Stockholder’s rights under this Agreement and the other agreements entered into by such Company Stockholder in connection herewith, including such Company Stockholder’s right to receive such Company Stockholder’s portion of the Aggregate Merger Consideration as provided in the Merger Agreement.

Section 1.12 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s

Annex C-3

identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement, (iv) the Voting Agreement, dated December 31, 2020 (the “Voting Agreement”), (v) the First Refusal and Co-Sale Agreement, dated December 31, 2020, (vi) the Amended and Restated Investors’ Rights Agreement, dated December 31, 2020, or (vii) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares other than as set forth hereunder and in the Voting Agreement. Other than as set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

Annex C-4

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f) Brokerage Fees. Except as described on Section 4.17 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Company Stockholder, the written agreement of Acquiror, the Company and such Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to principals of or rules of conflict of Laws to the extent such principles or rules would require or permit the applicable of Laws of another jurisdiction.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY

Annex C-5

OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and each of the Company Stockholders.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Annex C-6

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day, addressed as follows:

If to Acquiror:

NextGen Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

Attention:        Patrick Ford

Email:              pford@nextgenacq.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:        Howard L. Ellin

June S. Dipchand

Email:              howard.ellin@skadden.com

june.dipchand@skadden.com

If to the Company:

Xos, Inc.

3550 Tyburn Street

Los Angeles, CA 90065

Attention:        Dakota Semler

Email:              dakota@xostrucks.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:        Garth Osterman

Dave Peinsipp

Email:              gosterman@cooley.com

dpeinsipp@cooley.com

If to a Company Stockholder:

To such Company Stockholder’s address set forth in Schedule I hereto with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:        Garth Osterman

Dave Peinsipp

Email:              gosterman@cooley.com

dpeinsipp@cooley.com

Annex C-7

Section 3.9 Company Stockholder Liability. Notwithstanding any other provision of this Agreement, in no event will any Company Stockholder be liable for any other Company Stockholder’s breach of such other Company Stockholder’s representations, warranties, covenants, or agreements contained in this Agreement.

Section 3.10 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex C-8

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:
DAKOTA SEMLER
/s/ Dakota Semler

[Signature Page to Stockholder Support Agreement]

Annex C-9

COMPANY STOCKHOLDERS:
GIORDANO SORDONI
/s/ Giordano Sordoni

[Signature Page to Stockholder Support Agreement]

Annex C-10

COMPANY STOCKHOLDERS:
ALJOMAIH AUTOMOTIVE CO.
By:	/s/ Ibrahim Mohammed Abdulaziz Aljomaih
Name: Ibrahim Mohammed Abdulaziz Aljomaih
Title: Vice Chairman and CEO

[Signature Page to Stockholder Support Agreement]

Annex C-11

COMPANY STOCKHOLDERS:
EMERALD GREEN TRUST, UTD 1/3/2017
By:	/s/ Shane Semler
Name: Shane Semler
Title: Authorized Signatory

[Signature Page to Stockholder Support Agreement]

Annex C-12

COMPANY STOCKHOLDERS:
EMERALD GREEN TRUST
By:	/s/ Shane Semler
Name: Shane Semler
Title: Authorized Signatory

[Signature Page to Stockholder Support Agreement]

Annex C-13

COMPANY STOCKHOLDERS:
BUILD XOS HOLDINGS, LLC
By:	BUILD Venture Business Development, LLC
Its:	Manager
By:	/s/ Kasey L. Evans
Name: Kasey L. Evans Title: Authorized Manager

[Signature Page to Stockholder Support Agreement]

Annex C-14

COMPANY STOCKHOLDERS:
PROEZA CAPITAL, S.A.P.I. DE C.V.
By:	/s/ Rodolfo Dieck
Name: Rodolfo Dieck Title: Attorney-in-fact
By:	/s/ Enrique M. Zambrano
Name: Enrique M. Zambrano Title: Attorney-in-fact

[Signature Page to Stockholder Support Agreement]

Annex C-15

COMPANY STOCKHOLDERS:
LEGEND XOS
By:	/s/ DeWitt C. Thompson, V
Name: DeWitt C. Thompson, V
Title: Managing Partner

[Signature Page to Stockholder Support Agreement]

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ACQUIROR:
NEXTGEN ACQUISITION CORPORATION
By:	/s/ Patrick T. Ford
Name: Patrick T. Ford
Title: Chief Financial Officer and Secretary

[Signature Page to Stockholder Support Agreement]

Annex C-17

COMPANY:
XOS, INC.
By:	/s/ Dakota Semler
Name: Dakota Semler
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

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Schedule I

Company Stockholder Subject Shares

Company Stockholder	Shares of Common Stock	Shares of Series A Preferred Stock	Shares of Series A-1 Preferred Stock	Shares of Series A-2 Preferred Stock	Shares of Series A-3 Preferred Stock	Shares of Series A-4 Preferred Stock	Shares of Series A-5 Preferred Stock	Shares of Series A-6 Preferred Stock	Shares of Series A-7 Preferred Stock	Shares of Series A-8 Preferred Stock	Shares of Series A-9 Preferred Stock	Shares of Series A-10 Preferred Stock	Rights to Acquire Equity Securities	Notice Information
Dakota Semler			3,485,318											31727 Mulholland Hwy. Malibu, CA 90265 Email: dsemler@xostrucks.com
Emerald Green Trust	23,609,977													32111 Mulholland Hwy Malibu, CA 90265 Email: shane@malibuwines.com
Emerald Green Trust, UTD 1/3/2017				703,827	1,503,427	480,523	201,633	499,046	266,115	206,730				32111 Mulholland Hwy Malibu, CA 90265 Email: shane@malibuwines.com
Giordano Sordoni	12,390,023					6,891								14235 Dickens St #5 Sherman Oaks, CA 91423 Email: gio@xostrucks.com
Aljomaih Automotive Co.		588,235										8,957,851	Warrants to purchase 319,411 shares of Series A Preferred Stock.	Aljomaih Building, King Khalid Street, PO Box 224 Dammam, Postal Code 31411 Saudi Arabia Email: Ibrahim.Aljomaih@aljomaih auto.com
Build XOS Holdings, LLC		666,470		521,606										222 S. Main Street, Floor 5 Salt Lake City, UT 84101 Email: kasey@buildcapitalpartners.com
Proeza Capital, S.A.P.I. De C.V.		235,294		1,971,155										Av. Constitucion PTE 405 Col. Centro Monterrey, NL, Mexico, 64000 Email: rodolfo.dieck@proezaventur es.com
Legend XOS		2,352,941												1245 Bridgestone Blvd. LaVergne, TN 37086 Email: dewitt5@tmcat.com

[Schedule I to Stockholder Support Agreement]

Annex C-19

Schedule II

Affiliate Arrangements

1.      Voting Agreement, by and among the Company, certain Investors listed therein, and certain Common Holders listed therein, dated as of December 31, 2020.

2.      First Refusal and Co-Sale Agreement, by and among the Company, certain Common Holders listed therein, and certain Investors listed therein, dated as of December 31, 2020.

3.      Amended and Restated Investors’ Rights Agreement, by and among the Company and certain Investors listed therein, dated as of December 31, 2020.

4.      Side Letter, by and between the Company and Proeza Capital, S.A.P.l de C.V., dated as of December 31, 2020.

5.      Major Investor Rights Letter, by and between the Company and Build XOS Holdings, LLC, dated as of December 31, 2020.

6.      Major Investor Rights Letter, by and between the Company and GCC-XOS SPV LLC, dated as of January 14, 2020.

7.      Major Investor Rights Letter, by and among the Company, Legend XOS, PAR3, LLC, and Edward Joseph Rapp, Trustee U/A DTD February 7, 2005, dated as of February 3, 2020.

[Schedule II to Stockholder Support Agreement]

Annex C-20

Schedule III

Parties to the Registration Rights Agreement

1. Dakota Semler

2. Emerald Green Trust

3. Emerald Green Trust, UTD 1/3/2017

4. Giordano Sordoni

5. Aljomaih Automotive Co.

6. NextGen Sponsor LLC

[Schedule III to Stockholder Support Agreement]

Annex C-21

Schedule IV

Parties to the Lock-Up Agreement

1. Aljomaih Automotive Co.

2. Emerald Green Trust

3. Emerald Green Trust, UTD 1/3/2017

4. Giordano Sordoni

5. Dakota Semler

6. Kingsley Afemikhe

7. Robert Ferber

8. Build XOS Holdings, LLC

9. Proeza Capital, S.A.P.I. De C.V.

[Schedule IV to Stockholder Support Agreement]

Annex C-22

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Support Agreement, dated as of [ ], 2021 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation), Xos, Inc., a Delaware corporation, and the Company Stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date: [____], 2021

By:
Name:
Title:
Address for Notices:
With copies to:

Annex C-23

Annex D

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on February 21, 2021, by and between NextGen Acquisition Corporation, a Cayman Islands exempted company (“NextGen”), and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among NextGen, Xos, Inc., a Delaware corporation (the “Company”), Sky Merger Sub I, Inc., a Delaware corporation (“NextGen Merger Sub”), and the other parties thereto, pursuant to which, among other things, NextGen Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of NextGen, and NextGen will change its name to “Xos, Inc.”, on the terms and subject to the conditions therein (the “Transaction”);

WHEREAS, prior to the closing of the Transaction (and as more fully described in the Transaction Agreement), NextGen will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);

WHEREAS, in connection with the Transaction, NextGen is seeking commitments from interested investors to purchase, following the Domestication and prior to the closing of the Transaction, shares of NextGen’s Class A common stock, par value $0.0001 per share, as such shares will exist as common stock following the Domestication (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount;”

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, NextGen is entering into: (a) separate subscription agreements with certain other investors that may include existing directors, officers or securityholders (including, for the avoidance of doubt, holders of convertible securities) of NextGen, NextGen Sponsor LLC, a Cayman Islands limited liability company, the Company and/or their respective affiliates with an aggregate purchase price of $500,000 (collectively, the “Insider PIPE Investors” and, such investment, the “Insider PIPE Investment”) substantially similar to this Subscription Agreement; and (b) separate subscription agreements (collectively, the “Other Subscription Agreements”) substantially similar to this Subscription Agreement with certain investors (other than the Insider PIPE Investors) with an aggregate purchase price of $219,500,000 (inclusive of the Subscription Amount) (together with the Insider PIPE Investment, the “PIPE Investment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and NextGen acknowledges and agrees as follows:

1. Subscription. Subject to the terms and conditions hereof, the Investor hereby subscribes for and agrees to purchase from NextGen the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”) and be conditioned upon the prior or substantially concurrent consummation of the Transaction and satisfaction of the other conditions set forth in Section 3 hereof. Upon delivery of written notice from (or on behalf of) NextGen to the Investor (the “Closing Notice”), that NextGen reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected closing date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to NextGen, one (1) business day prior to the expected closing date specified in the Closing Notice (or such other date agreed to in writing by NextGen), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by NextGen in the Closing Notice. On the Closing Date, NextGen shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book-entry form in the name of the Investor on NextGen’s share register. For purposes of this Subscription Agreement, “business day”

Annex D-1

shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York or governmental authorities in the Cayman Islands (for so long as NextGen remains domiciled in Cayman Islands) are authorized or required by law to close. Prior to or at the Closing Date, Investor shall deliver to NextGen a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Closing Date does not occur within two (2) business days after the expected closing date specified in the Closing Notice, NextGen shall promptly (but not later than two (2) business days after the expected closing date specified in the Closing Notice) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Investor of the Subscription Amount for the Shares and prior to the Closing, NextGen shall promptly (but not later than three (3) business days thereafter) return the Purchase Price to Investor without any deduction for or on account of any tax, withholding, charges or set-off.

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the satisfaction of the following conditions:

(a) there shall not be in force any injunction or order enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement;

(b) solely with respect to the Investor’s obligation to close, the terms of the Transaction Agreement (including any minimum cash condition and the other conditions thereto) shall not have been amended or waived in a manner that would reasonably be expected to materially and adversely affect the Investor, without the consent of the Investor;

(c) all conditions precedent to the closing of the Transaction as set forth in the Transaction Agreement, including all necessary approvals of NextGen’s shareholders and regulatory approvals, if any, shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions that, by their nature, (x) may only be satisfied at the closing of the Transaction (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement and the Other Subscription Agreements), but subject to the satisfaction or waiver of such conditions as of the Closing, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements);

(d) (i) solely with respect to the Investor’s obligation to close, the representations and warranties made by NextGen, and (ii) solely with respect to NextGen’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality, Material Adverse Effect or similar qualification, which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, Material Adverse Effect or similar qualification, all respects) as of such date, in each case without giving effect to the consummation of the Transactions;

(e) solely with respect to NextGen’s obligation to close, the Investor shall have wired the Subscription Amount in accordance with Section 2 of this Subscription Agreement and otherwise performed or complied in all material respects all of its covenants and agreements contained in this Subscription Agreement that are required to be performed or complied with by the Investor on or before the Closing Date;

(f) solely with respect to the Investor’s obligation to close, NextGen shall have performed or complied in all material respects all of its covenants and agreements contained in this Subscription Agreement that are required to be performed or complied with by NextGen on or before the Closing Date; and

(g) no suspension of the qualification of the Class A ordinary shares, par value $0.0001 per share, of NextGen (“Class A Shares”) for offering or sale or trading on the Nasdaq Stock Market LLC (“Nasdaq”), and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred, and the Shares shall be approved for listing on Nasdaq or the New York Stock Exchange (“NYSE”), subject to official notice of issuance.

Annex D-2

4. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties deem to be reasonably necessary or advisable in order to consummate the subscription as contemplated by this Subscription Agreement (the “Subscription”).

5. NextGen Representations, Warranties and Agreements. NextGen represents and warrants to, and agrees with, the Investor that:

(a) NextGen is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. NextGen has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, NextGen will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any liens or preemptive or similar rights created under NextGen’s certificate of incorporation (as in effect at such time of issuance) or under the Delaware General Corporation Law (other than those arising under this Subscription Agreement or applicable securities laws).

(c) This Subscription Agreement has been duly authorized, executed and delivered by NextGen and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement constitutes a valid and binding agreement of NextGen and is enforceable against NextGen in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The issuance and sale by NextGen of the Shares and the compliance by NextGen with all of the provisions pursuant to this Subscription Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of NextGen or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which NextGen or any of its subsidiaries is a party or by which NextGen or any of its subsidiaries is bound or to which any of the property or assets of NextGen is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of NextGen and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Shares or the legal authority of NextGen to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of NextGen; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over NextGen or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of NextGen to comply in all material respects with its obligations under this Subscription Agreement.

(e) As of their respective filing dates, all reports required to be filed by NextGen with the U.S. Securities and Exchange Commission (the “SEC”) since October 9, 2020 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder and none of the SEC Reports, when filed, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of NextGen included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of NextGen as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by NextGen from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

Annex D-3

(f) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, NextGen is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 12 of this Subscription Agreement; (iv) those required by the NYSE or Nasdaq, including with respect to obtaining approval of NextGen’s stockholders, and (v) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect on NextGen’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Shares.

(g) As of the date hereof, NextGen has not received any written communication from a governmental authority that alleges that NextGen is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) As of the date hereof, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of NextGen, threatened against NextGen or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against NextGen, except, in each case, for such matters as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by NextGen to the Investor.

(j) Neither NextGen nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.

(k) As of the date hereof, the authorized share capital of NextGen consists of (i) 5,000,000 undesignated preferred shares, par value $0.0001 per share (“Preferred Shares”), (ii) 500,000,000 Class A Shares and (iii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”). As of the date hereof: (1) no Preferred Shares are issued and outstanding, (2) 35,000,000 Class A Shares are issued and outstanding, (3) 8,750,000 Class B Shares are issued and outstanding and (4) 17,666,667 warrants, each entitling the holder thereof to purchase one Class A Share at an exercise price of $11.50 per Class A Share, are outstanding.

(l) As of the date hereof, the issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of NextGen, threatened against NextGen by Nasdaq or the SEC with respect to any intention by such entity to deregister NextGen’s Class A Shares or prohibit or terminate the listing of NextGen’s Class A Shares on Nasdaq. NextGen has taken no action that is designed to terminate the registration of its Class A Shares under the Exchange Act. Following the Domestication, the Shares are expected to be registered for resale under the Securities Act.

(m) Other than as set forth in the Transaction Agreement, there are no securities or instruments issued by or to which NextGen is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the Closing Date.

(n) NextGen is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agent (as defined below).

(o) The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms and conditions with respect to the purchase of the Shares that are no more favorable to such subscriber thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds, and there is no side letter or other agreement that modifies such Per Share Subscription Price and such other terms and conditions with respect to the purchase of the Shares. For the avoidance of doubt, this

Annex D-4

Section 5(o) shall not apply to any document entered into in connection with the Insider PIPE Investment; provided, however, that such Insider PIPE Investment shall be with respect to the same class of Shares being acquired by the Investor hereunder and at the same Per Share Subscription Price.

6. Investor Representations, Warranties and Agreements. The Investor represents and warrants to, and agrees with, NextGen that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is acquiring the Shares for investment purposes only and is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares and the Investor is an “institutional account” as defined by FINRA Rule 4512(c).

(b) The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that NextGen is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that, unless the Shares are registered pursuant to an effective registration statement under the Securities Act, the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor except (i) to NextGen or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates representing the Shares shall contain a restrictive legend to the following effect:

(i)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(c) The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

(d) The Investor acknowledges and agrees that the Investor is purchasing the Shares from NextGen. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of NextGen, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity (including the Placement Agent), expressly or by implication, other than those representations, warranties, covenants and agreements of NextGen expressly set forth in Section 5 of this Subscription Agreement and the investor presentation and materials provided by NextGen to Investor, in making its investment or decision to invest in NextGen.

(e) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to NextGen, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed NextGen’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

Annex D-5

(f) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and NextGen, the Company or a representative of NextGen or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and NextGen, the Company or a representative of NextGen or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, NextGen, the Company, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the agreements, covenants, representations and warranties of NextGen contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in NextGen.

(g) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in NextGen’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither NextGen nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.

(h) Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in NextGen. The Investor acknowledges specifically that a possibility of total loss exists.

(i) Reserved.

(j) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(k) The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(l) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, the Investor will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of NextGen, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(m) Neither the Investor nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person or entity named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela,

Annex D-6

the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(n) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), then the Investor represents and warrants that (A) neither NextGen nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(o) As of the date hereof, the Investor does not have any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of NextGen; provided that in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

(p) No disclosure or offering document has been prepared by Goldman Sachs & Co. LLC (the “Placement Agent”) or any of its affiliates in connection with the offer and sale of the Shares.

(q) None of the Placement Agent, any of its affiliates, or any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to NextGen, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by NextGen.

(r) In connection with the issue and purchase of the Shares, neither the Placement Agent, nor any of its affiliates, has acted as the Investor’s financial advisor or fiduciary.

(s) The Investor, when required to deliver payment to NextGen pursuant to Section 2 above, will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

(t) No broker’s or finder’s fees or commissions will be payable by the Investor with respect to the transactions contemplated hereby.

(u) The Investor hereby agrees that, from the date of this Subscription Agreement until the Closing Date (or earlier termination of this Subscription Agreement), neither the Investor nor any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any Short Sales with respect to securities of NextGen. For purposes of this Section 6(u), “Short Sales” shall mean all “short sales” as defined in Rule 200

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promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s Subscription (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (b) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such the Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such the Investor’s assets, the limitations set forth in the first sentence of this Section 6(u) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

7. Registration Rights.

(a) NextGen agrees that, within fifteen (15) business days following the Closing Date (such deadline, the “Filing Deadline”), NextGen will submit to or file with the SEC (at NextGen’s expense) a registration statement for a shelf registration on Form S-1, Form S-3 (if NextGen is then eligible to use a Form S-3 shelf registration) or other appropriate form (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Agreement which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Shares”) and NextGen shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof if the SEC notifies NextGen that it will “review” the Registration Statement and (ii) the 5th business day after the date NextGen is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that NextGen’s obligations to include the Registrable Shares in the Registration Statement are contingent upon Investor furnishing in writing to NextGen such information regarding Investor or its permitted assigns, the securities of NextGen held by Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by NextGen to effect the registration of the Registrable Shares, and Investor shall execute such documents in connection with such registration as NextGen may reasonably request that are customary of a selling stockholder in similar situations, including providing that NextGen shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided that Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. NextGen will use its commercially reasonable efforts to provide a draft of the Registration Statement to Investor for review at least two (2) business days in advance of the date of filing the Registration Statement with the SEC; provided that for the avoidance of doubt, in no event shall NextGen be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Investor’s review. For as long as the Investor holds Shares, NextGen will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor). Any failure by NextGen to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve NextGen of its obligations to file or effect the Registration Statement as set forth above in this Section 7. Notwithstanding the foregoing, if the SEC prevents NextGen from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Shares under Rule 415 under the Securities Act, NextGen shall amend the Registration Statement or file a new Registration Statement to register such Registrable Shares not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. As soon as is reasonably practicable upon notification by the SEC that the Registration Statement has been declared effective by the SEC, NextGen shall file the final prospectus under Rule 424 of the Securities Act. In

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no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement.

(b) At its expense NextGen shall:

(i) except for such times as NextGen is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which NextGen determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by Investor may be sold without restriction under Rule 144 promulgated under the Securities Act (“Rule 144”), including, without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144, and (C) three (3) years from the date of effectiveness of the Registration Statement;

(ii) advise Investor within five (5) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(3) of the receipt by NextGen of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, NextGen shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding NextGen other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding NextGen;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated in Section 7(b)(ii)(4) above, except for such times as NextGen is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, NextGen shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the shares of Class A common stock issued by NextGen have been listed;

(vi) cause NextGen’s transfer agent to remove the legend set forth above in Section 6(b)(i), at the Investor’s request, as soon as reasonably practicable after the Shares are sold pursuant to Rule 144 or the Registration Statement; and
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(vii) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the Registrable Shares.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, NextGen shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines, upon the advice of external legal counsel, that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by NextGen or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event NextGen’s board of directors reasonably believes would require additional disclosure by NextGen in the Registration Statement of material information that NextGen has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of NextGen’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of NextGen’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to NextGen and the majority of the NextGen board of directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that NextGen may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days in each case during any twelve (12) month period. Upon receipt of any written notice from NextGen of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which NextGen agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by NextGen that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by NextGen unless otherwise required by law or subpoena. If so directed by NextGen, Investor will deliver to NextGen or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

(d) The Investor may deliver written notice (an “Opt-Out Notice”) to NextGen requesting that the Investor not receive notices from NextGen otherwise required by Section 7; provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) NextGen shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify NextGen in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(d)) and the related suspension period remains in effect, NextGen will so notify the Investor, within one (1) business day of the Investor’s notification to NextGen, by delivering to the Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Event immediately upon its availability.

(e) Indemnification.

(i) NextGen agrees to indemnify, to the extent permitted by law, Investor (to the extent a seller under the Registration Statement), its directors, officers, partners, managers, members, investment advisors, employees, stockholders, agents and each person who controls Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm and one local counsel in each applicable jurisdiction) caused by any untrue or alleged

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untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to NextGen by or on behalf of such Investor expressly for use therein or such Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7(e)(i) shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of NextGen (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall NextGen be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by an Investor expressly for use in the Prospectus, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by NextGen in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by NextGen, or (D) in connection with any offers or sales effected by or on behalf of an Investor in violation of Section 7(c) hereof.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to NextGen in writing such information and affidavits as NextGen reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify NextGen, its directors, officers, agents, employees and each person or entity who controls NextGen (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one law firm) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 7(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (d) August 21, 2021; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from any such willful breach. NextGen shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to NextGen in connection herewith shall be promptly (and in any event within one (1) business day after such termination) returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that NextGen is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving NextGen and one or more businesses or assets. The Investor further acknowledges that, as described in NextGen’s prospectus relating to its initial public offering dated October 6, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of NextGen’s assets consist of the cash proceeds of NextGen’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of NextGen, its public shareholders and the underwriter of NextGen’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to NextGen to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of NextGen entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided that nothing in this Section 9 shall (x) serve to limit or prohibit the Investor’s right to pursue a claim against NextGen for legal relief against assets held outside the Trust Account (so long as such claim would not affect NextGen’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of NextGen), for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Investor may have in the future against NextGen’s assets or funds that

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are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect NextGen’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of NextGen) or (z) be deemed to limit the Investor’s right, title, interest or claim to the Trust Account by virtue of the Investor’s record or beneficial ownership of Shares of NextGen acquired by any means other than pursuant to this Subscription Agreement.

10. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned, other than (i) by prior written consent from NextGen or (ii) an assignment to one or more controlled affiliates, including any fund or account managed by the same investment manager as the Investor or a controlled affiliate thereof, without prior written consent of NextGen, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions; provided that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to NextGen hereunder or any of NextGen’s obligations may be transferred or assigned other than pursuant to the Transaction.

(b) NextGen may request from the Investor such additional information as NextGen may reasonably deem necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that, the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares and that NextGen agrees to keep any such information provided by Investor confidential. The Investor acknowledges that NextGen may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of NextGen to the extent required by law or regulation.

(c) The Investor acknowledges that NextGen and the Placement Agent (as a third-party beneficiary with the right to enforce Section 4, Section 5, Section 6, Section 10, and Section 11 hereof on their own behalf and not, for the avoidance of doubt, on behalf of NextGen) will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify NextGen and the Placement Agent if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate.

(d) NextGen acknowledges that the Investor and the Placement Agent (as a third-party beneficiary with the right to enforce Section 4, Section 5, Section 6, Section 10, and Section 11 hereof on their own behalf and not, for the avoidance of doubt, on behalf of the Investor) will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of NextGen contained in this Subscription Agreement. Prior to the Closing, NextGen agrees to promptly notify the Investor and the Placement Agent if any of the acknowledgments, understandings, agreements, representations and warranties of NextGen set forth herein are no longer accurate.

(e) NextGen, the Placement Agent and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulation.

(f) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

(g) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right

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or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(h) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Sections 10(c) and 10(d) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(i) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated hereby.

(l) The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any other investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of the obligations of any other investor under any Other Subscription Agreement. The decision of the Investor to purchase the Shares pursuant to this Subscription Agreement has been made by the Investor independently of any other investor and independently of any information, materials, statements opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of NextGen, the Company or any of their respective subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither the Investor nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or any other investor pursuant hereto or thereto, shall be deemed to constitute the Investor and any other investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any other investor are in any way acting in concert or as a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no other investor has acted as agent for the Investor in connection with making its investment hereunder and no other investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement.

(m) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(n) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(o) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE

Annex D-14

INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 10(o) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRED THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(p) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(p).

11. Non-Reliance and Exculpation. The Investor acknowledges and agrees that: (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, covenants, representations and warranties of NextGen expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in NextGen; (ii) the Placement Agent is acting solely as placement agent in connection with the Subscription and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Investor or any other person or entity in connection with the Subscription; (iii) none of the Placement Agent, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made, or will make, any (a) representation or warranty, whether express or implied, of any kind or character and have not provided, and will not provide, any advice or recommendation in connection with the Subscription or (b) independent investigation with respect to NextGen, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by NextGen and (iv) the Placement Agent has not prepared a disclosure or offering document in connection with the offer and sale of the Shares. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, in each case, absent their own gross negligence, fraud or willful misconduct, (iii) any other party to the Transaction Agreement (other than NextGen), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of NextGen, the Company or any other party to the Transaction Agreement shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement

Annex D-15

or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares. On behalf of itself and its affiliates, the Investor releases the Placement Agent in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby, in each case, absent their own gross negligence, fraud or willful misconduct.

12. Press Releases; Publicity. NextGen shall, by 5:30 p.m., New York City time, on or before the business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transaction and any other material, non-public information that NextGen has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, the Investor shall not be in possession of any material, non-public information received from NextGen, the Company or any of their agents, officers, directors or employees and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with NextGen or any of its affiliates or agents relating to the transactions contemplated by this Subscription Agreement. All press releases, marketing materials or other public communications or disclosures relating to the transactions contemplated hereby between NextGen and the Investor, and the method of the release for publication thereof, shall be subject to the prior written approval of (i) NextGen, and (ii) to the extent such press release or public communication or disclosure of the name of the Investor or any of its affiliates or investment advisers, the Investor; provided that neither NextGen nor the Investor shall be required to obtain consent pursuant to this Section 12 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12. The restriction in this Section 12 shall not apply to the extent the public announcement or disclosure is required by applicable securities law (including in connection with the Registration Statement), any governmental authority or stock exchange rule; provided that in such an event, the applicable party shall consult with the other party in advance as to its form, content and timing.

13. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Investor, to the address provided on the Investor’s signature page hereto.

If to NextGen, to:

NextGen Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431
Attention:        Patrick Ford
Email:              pford@nextgenacq.com

with copies to (which shall not constitute notice), to:

Skadden, Arps, Slate, Meagher& Flom LLP
One Manhattan West
New York, New York 10001
Attention:        Howard L. Ellin

David J. Goldschmidt

June S. Dipchand

Email:              howard.ellin@skadden.com

david.goldschmidt@skadden.com
june.dipchand@skadden.com

Annex D-16

and

Xos, Inc.
3550 Tyburn St., Suite 100
Los Angeles, CA 90065
Attention:        Kingsley Afemikhe

Christen Romero

Email:              [*]

[*]

and

Cooley LLP
1333 2nd Street Suite 400
Santa Monica, CA 90401
Attention:        Dave Young

David Peinsipp
Kristin VanderPas
Garth Osterman

Email:              dyoung@cooley.com

dpeinsipp@cooley.com
kvanderpas@cooley.com
gosterman@cooley.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

Annex D-17

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:
By: __________________
Name: __________________
Title: __________________
Name in which Shares are to be registered (if different):	Date: ________, 2021
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:__________________	Attn: __________________
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by NextGen in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex D-18

IN WITNESS WHEREOF, NextGen has accepted this Subscription Agreement as of the date set forth below.

NEXTGEN ACQUISITION CORPORATION
By:
Name:
Title:

Date:           , 2021

[Signature Page to Subscription Agreement]

Annex D-19

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.

☐ We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex D-20

Annex E

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [__], 2021, is made and entered into by and among (i) Xos, Inc., a Delaware corporation (the “Company”) (formerly known as NextGen Acquisition Corporation, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation); (ii) NextGen Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) and (iii) certain former stockholders of [Legacy Xos] (formerly known as Xos, Inc.), a Delaware corporation (“Xos”) set forth on Schedule I hereto (the “Xos Holders” and, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company and the Sponsor are party to that certain Registration Rights Agreement, dated as of October 6, 2020 (the “Original RRA”);

WHEREAS, the Company and certain of the Xos Holders are party to that certain Amended and Restated Investors’ Rights Agreement, dated as of December 31, 2020 (the “IRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of February 21, 2021, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Xos and the other parties thereto;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Xos Holders received shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, on the date hereof, certain investors (such investors, collectively, the “PIPE Investors”) purchased shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreement, each dated as of February 21, 2021, entered into by and between the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (solely with respect to this paragraph, as defined in the Original RRA) at the time in question, and the Sponsor is a Holder in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof;

WHEREAS, pursuant to the IRA, any term of the IRA (other than Sections 3.1, 3.2, 3.3 and 3.4 thereof) may be amended only with the written consent of the Company (as successor in interest to Xos) and the Investors (as defined in the IRA) holding a majority of the Registrable Securities (solely with respect to this paragraph, as defined in the IRA) and the provisions of Sections 3.1, 3.2, 3.3 and 3.4 thereof may be amended only with the written consent of the Company and the Major Investors (as defined in the IRA) holding a majority of the Registrable Securities held by all of the Major Investors, and the Xos Holders are Investors and Major Investors, as applicable, holding a majority of the Registrable Securities held by Investors and Major Investors, as applicable, as of the date hereof; and

WHEREAS, the Company, the Sponsor, and the Xos Holders desire to amend and restate the Original RRA and the IRA, as applicable, in their entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Annex E-1

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall mean an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade”.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” means that certain letter agreement, dated as of October 6, 2020, by and among Company, the Sponsor and each of the other parties thereto.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-Up Agreement” shall mean (i) with respect to the Xos Holders, the lock-up agreement in the form attached to the Merger Agreement, to be executed by each of the Xos Holders and (ii) with respect to the Sponsor, the letter agreement, dated October 6, 2020 by and among the Company, the Sponsor and the other parties thereto.

Annex E-2

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its Affiliates, any Xos Holder and their respective Permitted Transferees, (i) prior to the expiration of the applicable Lock-up Agreement, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of such Lock-Up Agreement and (ii) after the expiration of the applicable Lock-Up Agreement, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“PIPE Investors” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold by the holder thereof without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale), if such holder then holds less than 5% of the Company’s outstanding Common Stock on an as-converted basis; (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Annex E-3

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including Block Trades and Other Coordinated Offerings.

Annex E-4

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

“Xos” shall have the meaning given in the Preamble hereto.

“Xos Equity Award Shares” shall mean the shares of Common Stock issued to directors, officers and employees of the Company upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Xos outstanding immediately prior to the Closing.

“Xos Holders” shall have the meaning given in the Preamble hereto.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. As soon as practicable but no later than fifteen (15) business days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the fifth (5th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company will use its commercially reasonable efforts to provide a draft of such Registration Statement to the Holders for review at least two (2) business days in advance of the date of filing of such Registration Statement with the SEC; provided that for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with the Holders’ review. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.5.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.5, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated

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under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.5.

2.1.3 Additional Registrable Securities. Subject to Section 3.5, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or a Xos Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post- effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Xos Holders.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.5, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a Xos Holder (any of the Sponsor or a Xos Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $75 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and a Xos Holder may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period (and not more than four (4) Underwritten Shelf Takedowns for all Holders in the aggregate). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

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2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in- interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or a Xos Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Xos Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or a Xos Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Xos Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company, including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) business days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or

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other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

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2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.2.5 Notwithstanding anything to the contrary in this Agreement, this Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter(s), each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the sixty (60)-day period (or such shorter time agreed to by the managing Underwriter(s)) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriter(s) otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriter(s) to such effect (in each case on substantially the same terms and conditions as all such Holders).

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable

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Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, within five (5) business days after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.5), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders, within five (5) business days, at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;

3.1.10 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in- interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

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3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders (as well as of any attorney, consultants or consultant retained by the Holders under Section 3.1.10).

3.3 Stock Distributions. In connection with any Shelf or Shelf Takedown, if the Company shall receive a request from a Holder of Registrable Securities to effectuate a pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners, stockholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Act may be removed upon such distribution or other transfer of such Registrable Securities pursuant to such Registration; provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) days an affiliate of Parent (as defined in Rule 405 promulgated under the Act). The Company’s obligations hereunder are conditioned upon the receipt of representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities.

3.4 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.5 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.5.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

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3.5.2 Subject to Section 3.5.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, upon the advice of external legal counsel, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.5.3 Subject to Section 3.5.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.5.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 or a registered offering pursuant to Section 3.5.3 shall be exercised by the Company, in the aggregate, for not more than two (2) occasions, for more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days, in each case, during any twelve (12)-month period.

3.6 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use

Annex E-12

therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying

Annex E-13

party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Xos, Inc., 3550 Tyburn St., Suite 100, CA 90065, Attention: Chief Financial Officer and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided that, with respect to the Xos Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Xos Holders shall be permitted to transfer its rights hereunder as the Xos Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Xos Holder (it being understood that no such transfer shall reduce any rights of such Xos Holder or such transferees) and (y) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Annex E-14

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (4%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Xos Holder so long as such Xos Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (i) the PIPE Investors who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of October 6, 2020, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as (a) the Sponsor and its affiliates hold, in the aggregate, at least five percent (4%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor and (b) a Xos Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such Xos Holder. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.6 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

Annex E-15

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor and each Xos Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (4%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.13 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

Annex E-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Xos, Inc.
a Delaware corporation
By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex E-17

HOLDERS:
NextGen Sponsor LLC
a Cayman Islands limited liability company
By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex E-18

[Entity Xos Holders]
a [•]
By:
Name:
Title:

[Individual Xos Holders]

[•]

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex E-19

Schedule I

Xos Holders

Aljomaih Automotive Co.

Dakota Semler

Emerald Green Trust

Emerald Green Trust, UTD 1/3/2017

Giordano Sordoni

NextGen Sponsor LLC

Annex E-20

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Xos, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [________].

Accordingly, the undersigned has executed and delivered this Joinder as of the ____________ day of ___________, 20___.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
___________, 20 ___

Xos, Inc.

By: _______________________
Name:
Its:

Annex E-21

Annex F

[To be filed by amendment.]

Annex F-1

Annex G

[To be filed by amendment.]

Annex G-1

Annex H

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

NextGen Acquisition Corporation (ROC #364656) (the “Company”)

TAKE NOTICE that by written resolution of the sole shareholder of the Company dated 6 October 2020, the following special resolution was passed:

1 Adoption of Amended and Restated Memorandum and Articles of Association

It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

/s/ Anadra McLaughlin
Anadra McLaughlin
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 7th day of October 2020

www.verify.gov.ky File#: 364656	Filed: 07-Oct-2020 11:35 EST Auth Code: F25831351636

Annex H-1

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

NEXTGEN ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 6 OCTOBER 2020 AND EFFECTIVE ON
6 OCTOBER 2020)

www.verify.gov.ky File#: 364656	Filed: 07-Oct-2020 11:35 EST Auth Code: K63721905908

Annex H-2

THE COMPANIES LAW (2020 REVISION) OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF
NEXTGEN ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 6 OCTOBER 2020 AND
EFFECTIVE ON 6 OCTOBER 2020)

1       The name of the Company is NextGen Acquisition Corporation

2       The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3       The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4       The liability of each Member is limited to the amount unpaid on such Member’s shares.

5       The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7       Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

www.verify.gov.ky File#: 364656	Filed: 07-Oct-2020 11:35 EST Auth Code: K63721905908

Annex H-3

THE COMPANIES LAW (2020 REVISION) OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF
NEXTGEN ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED 6 OCTOBER 2020 AND
EFFECTIVE ON 6 OCTOBER 2020)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is  controlled by, or is under common control with, such entity.

“Applicable Law ”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

www.verify.gov.ky File#: 364656	Filed: 07-Oct-2020 11:35 EST Auth Code: K63721905908

Annex H-4

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

www.verify.gov.ky File#: 364656	Filed: 07-Oct-2020 11:35 EST Auth Code: K63721905908

Annex H-5

“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating and Corporate Governance Committee ”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means NextGen Sponsor LLC, a Cayman Islands limited liability company, and its successors or assigns.

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Annex H-6

“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2     In the Articles:

(a)     words importing the singular number include the plural number and vice versa;

(b)    words importing the masculine gender include the feminine gender;

(c)     words importing persons include corporations as well as any other legal or natural person;

(d)    “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)     “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)     references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)    any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)    the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)     headings are inserted for reference only and shall be ignored in construing the Articles;

(j)     any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)    any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)     sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

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Annex H-7

(m)   the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)    the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

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Annex H-8

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

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Annex H-9

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)     Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)    Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)     Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

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Annex H-10

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divi ded into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

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Annex H-11

11          Commission on Sale of Shares

              The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

              The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked

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Annex H-12

or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

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15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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17          Class B Share Conversion

17.1       The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as — converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange

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Annex H-15

calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8       Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)     increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)    consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)     convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)    by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)     cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)     change its name;

(b)    alter or add to the Articles;

(c)     alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)    reduce its share capital or any capital redemption reserve fund.

19          Offices and Places of Business

              Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

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Annex H-16

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer, if applicable, or any chairman of the board of Directors (which expression shall include co-chairmen, if any, mutatis mutandis) may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)     in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)    in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety — five per cent in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22          Proceedings at General Meetings

22.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3        A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

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Annex H-17

22.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, any chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6       If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7       The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the busines s left unfinished at the meeting from which the adjournment took place.

22.8       When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary t o give any such notice of an adjourned meeting.

22.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11     A resolution put to the vote of the meeting shall be decided on a poll.

22.12     A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13     A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14     In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

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Annex H-18

23          Votes of Members

23.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4       No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non- natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7       A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24          Proxies

24.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

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Annex H-19

24.3       The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25          Corporate Members

25.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authoris ed without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26          Shares that May Not be Voted

              Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27          Directors

27.1       There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2       Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until their

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Annex H-20

successors shall have been elected and qualified or their office is otherwise vacated. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve in the capacity of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified or his office has otherwise been vacated.

28          Powers of Directors

28.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29          Appointment and Removal of Directors

29.1       Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3       After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4       Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

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Annex H-21

30          Vacation of Office of Director

              The office of a Director shall be vacated if:

(a)     the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)    the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)     the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)    the Director is found to be or becomes of unsound mind; or

(e)     all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31          Proceedings of Directors

31.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote (acting unanimously in the case of co-chairmen without which unanimous consent the co-chairmen shall forfeit their casting vote on the relevant question(s)).

31.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meet ing. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting (or in the case of co-chairmen who are not in the same location, the location agreed by the co-chairmen acting unanimously deem the meeting to be held).

31.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the remova l of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

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Annex H-22

31.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7       The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32          Presumption of Assent

              A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33          Directors’ Interests

33.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2       A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account

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Annex H-23

to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34          Minutes

              The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35          Delegation of Directors’ Powers

35.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3       The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up

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of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5       The Directors may by power of attorney or otherwise appoint any company, firm, pers on or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36          No Minimum Shareholding

              The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

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38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribut ion shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and ot her distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

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Annex H-26

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40          Capitalisation

              The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

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Annex H-27

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Audit Committee shall fill the vacancy and determine the remuneration of such Auditor.

42.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8       At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

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Annex H-28

43.2       Where a notice is sent by:

(a)     courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)    post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)     cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)    e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)     placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled t o receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)     if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)    if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

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Annex H-29

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “ Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have ma de a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

              Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47          Transfer by Way of Continuation

              If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

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Annex H-30

48          Mergers and Consolidations

              The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Combination

49.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such

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Annex H-31

Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the ” Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the ” Redemption Limitation”).

49.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7       In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)     cease all operations except for the purpose of winding up;

(b)    as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)     as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8       In the event that any amendment is made to this Article:

(a)     to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO; or

(b)    with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

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Annex H-32

49.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)     receive funds from the Trust Account; or

(b)    vote as a class with Public Shares on a Business Combination.

49.11     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must dis close such interest or conflict to the other Directors.

49.12     As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.13     The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50          Certain Tax Filings

              Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

51          Business Opportunities

51.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company.

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Annex H-33

To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

51.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

51.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

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Annex H-34

Annex I

CERTIFICATE OF INCORPORATION
OF
XOS, INC.

The undersigned, a natural person (the “Sole Incorporator”), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Xos, Inc. (the “Corporation”).

II.

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is [•] shares. [•] shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). [•] shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Annex I-1

V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

2. BOARD OF DIRECTORS

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders after the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders after the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders after the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3. REMOVAL OF DIRECTORS.    Subject to the rights of the holders of any series of Preferred Stock, any individual director or directors may be removed only with cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

4. VACANCIES.    Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Annex I-2

B.

1. BYLAW AMENDMENTS.    The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

2. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

3. Subject to the rights of the holders of shares of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

5. Subject to the rights of the holders of shares of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board of Directors, the chief executive officer of the Corporation or the Board of Directors, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by applicable law.

B. To the fullest extent permitted by applicable law, the Corporation shall indemnify (and provide advancement of expenses to) directors and officers of the Corporation (and may indemnify and provide advancement of expenses to employees, agents any other persons to which applicable law permits the Corporation to provide indemnification), including through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

The rights to indemnification and to the advance of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The name and the mailing address of the Sole Incorporator is:

[•]

[•]

Annex I-3

VIII.

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Corporation; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws of the Corporation (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws of the Corporation (as each may be amended from time to time, including any right, obligation or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal affairs doctrine or otherwise related to the Corporation’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VIII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. If any action the subject matter of which is within the scope of Section VIII.A is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section VIII.A (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

C. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

D. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

IX.

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article IX, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VIII and IX.

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C. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

* * * *

Annex I-5

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be signed on this [•] day of [•], 2021.

XOS, INC.

[•]
Sole Incorporator

Annex I-6

Annex J

BYLAWS

OF

XOS, INC.
(A DELAWARE CORPORATION)

[•], 2021

Annex J-i

(continued)

Annex J-ii

BYLAWS
OF
XOS, INC.
(A DELAWARE CORPORATION)

[•], 2021

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Xos, Inc. (the “Corporation”) in the State of Delaware shall be Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the board of directors of the Corporation (the “Board of Directors”), and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the Corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Subject to applicable law, the Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the Corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

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(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws (these “Bylaws”), the stockholder must deliver written notice to the Secretary of the Corporation at the principal executive offices of the Corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee; (2) the principal occupation or employment of such nominee; (3) the class and number of shares of each class of capital stock of the Corporation which are owned of record and beneficially by such nominee; (4) the date or dates on which such shares were acquired and the investment intent of such acquisition; (5) a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by the Board of Directors; and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(iv). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary of the Corporation at the principal executive offices of the Corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the Corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the closing of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the Corporation’s books; (B) the class, series and number of shares of the Corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the Corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice

Annex J-2

(with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors in an Expiring Class (as defined below) is increased and there is no public announcement of the appointment of a director to such class, or, if no appointment was made, of the vacancy in such class, made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(iii), a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a), or in accordance with clause (iii) of Section 5(a). Except as otherwise required by law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.

(g) For purposes of Sections 5 and 6,

(i) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

(ii) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

Annex J-3

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Corporation,

(x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Corporation,

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or

(z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the Corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the Corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(iii) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, GlobeNewswire or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, only by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer or the President if the Chairperson of the Board of Directors is unavailable, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). The ability of the stockholders of the Corporation to call a special meeting of stockholders is hereby specifically denied.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary of the Corporation shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. No business may be transacted at such special meeting other than specified in the notice of meeting. The Chairperson of the Board, the Chief Executive Officer or the Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously called by any of them.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (ii) provided that one or more directors are to be elected at such meeting pursuant to the Corporation’s notice of meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the Corporation setting forth the information required by Section 5(b)(i). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) of these Bylaws shall be received by the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

Annex J-4

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation (the “Certificate of Incorporation”), or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the voting power of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute or by applicable stock exchange rules, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes cast of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute, or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Annex J-5

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary of the Corporation shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) of Section 11 shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer, or if no Chief Executive Officer is then serving or is absent, the President, or, if the President is absent, a chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairperson. The Chairperson of the Board of Directors may appoint the Chief Executive Officer as chairperson of the meeting. The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary of the Corporation or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which

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the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the Corporation shall be fixed exclusively by resolution of the Board of Directors in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the adoption of these Bylaws, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the adoption of these Bylaws, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

Notwithstanding the foregoing provisions of this Section 17, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock or otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

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Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary of the Corporation, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the resignation shall be deemed effective at the time of delivery of the resignation to the Secretary of the Corporation. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 20. Removal. Subject to the rights of the holders of any series of Preferred Stock, any individual director or directors may be removed only with cause by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors, voting together as a single class.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and communicated among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the Chief Executive Officer or a majority of the total number of authorized directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 for which a quorum shall be one- third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

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(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may designate an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, designate such other committees as may be permitted by law. Such other committees designated by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the Corporation.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee designated pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting

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of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. Unless the Board of Directors shall otherwise provide, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article IV of these Bylaws.

Section 26. Duties of Chairperson of the Board of Directors and Lead Independent Director.

(a) The Chairperson of the Board of Directors, if appointed and when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(b) The Chairperson of the Board of Directors, or if the Chairperson is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will perform such other duties as may be established or delegated by the Board of Directors.

Section 27. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary of the Corporation, or in his or her absence, any Assistant Secretary of the Corporation or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

Section 28. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate.

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Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 30. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors, the Lead Independent Director or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. A Vice President shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary of the Corporation shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary of the Corporation shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary of the Corporation shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary of the Corporation or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary of the Corporation shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any

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assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each controller and assistant controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the Corporation, the Treasurer shall be the chief financial officer of the Corporation and shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President and the Chief Financial Officer (if not Treasurer) shall designate from time to time.

Section 31. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President or to the Secretary of the Corporation. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY
THE CORPORATION

Section 34. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting of Securities Owned By the Corporation. All stock and other securities of other Corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

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ARTICLE VII

SHARES OF STOCK

Section 36. Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including but not limited to, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 39. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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Section 40. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 36), may be signed by the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and if such securities require it, the corporate seal may be impressed thereon or a facsimile of such seal may be imprinted thereon and attested by the signature of the Secretary of the Corporation or an Assistant Secretary of the Corporation, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.
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ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the extent permitted by the DGCL or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this section, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the

Annex J-15

Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the Corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this section.

(h) Amendments. Any repeal or modification of this section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this section that shall not have been invalidated, or by any other applicable law. If this section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another

Annex J-16

Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by U.S. mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as otherwise provided in these Bylaws, with notice other than one which is delivered personally to be sent to such address as such director shall have filed in writing with the Secretary of the Corporation, or, in the absence of such filing, to the last known address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class or series of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person With Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom

Annex J-17

such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within sixty (60) days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws of the Corporation. Any adoption, amendment or repeal of these Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal these Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited by applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Annex J-18

Annex K

Strictly Confidential

February 21, 2021

Board of Directors
NextGen Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

Members of the Board of Directors:

We understand that NextGen Acquisition Corporation (the “Parent”), Sky Merger Sub I, Inc. a wholly-owned subsidiary of Parent (“Merger Sub”), and Xos, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Parent (the “Transaction”), and that, in connection with the Transaction, each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Shares”), other than Treasury Shares, Dissenting Shares and Company Shares subject to Company Awards, will be cancelled and converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of the Parent (“Parent Common Shares”) equal to $1,276,261,160.00, divided by $10.00, divided by the number of Aggregate Fully Diluted Company Common Shares (the “Exchange Ratio”). The number of Parent Common Shares equal to the Exchange Ratio multiplied by the number of Company Shares, other than Treasury Shares and Company Shares subject to Company Awards, is referred to herein as the “Aggregate Consideration.” The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms contained herein that are not defined herein have the meanings ascribed to them in the Agreement.

The board of directors of the Parent (the “Board”) has requested our opinion as to whether the Aggregate Consideration payable pursuant to the Agreement is fair, from a financial point of view, to the Parent.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed a draft of the Agreement dated February 21, 2021; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration paid in such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain public companies we deemed generally relevant, including data related to public market trading levels and implied trading multiples; (v) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company; (vi) reviewed certain financial forecasts relating to the Company prepared by the management of the Parent and certain information relating to the expenses expected to result from the Transaction prepared by the management of the Parent (the “Parent Forecasts”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of each of the Company and the Parent regarding the Transaction and the past and current business operations and financial condition and prospects of the Company and with certain members of the management of Parent regarding the Parent Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Parent, the Company and their respective associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Parent or the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor have any such valuations or appraisals been

Annex K-1

Board of Directors
NextGen Acquisition Corporation
February 21, 2021

provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Parent or the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Parent or the Company. At the direction of the management of the Parent, we have used and relied upon the Parent Forecasts for purposes of our opinion. In relying on the Parent Forecasts, we have assumed, at the direction of the Parent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Parent’s management as to the expected future results of operations and financial condition of the Company and the other matters covered thereby and that the financial results reflected in such Parent Forecasts will be achieved at the times and in the amounts projected. In addition, we have relied, with your consent, on the assessments of the Parent as to the Parent’s ability to retain key employees of the Company. We express no view as to the reasonableness of the Parent Forecasts and the assumptions on which they are based. We have not been requested to, and did not (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to a Transaction, the securities, assets, businesses or operations of the Company or the Parent or any other party, or any alternatives to the Transaction, (b) participate in the structuring or negotiation of the Transaction, (c) advise the Board, the Parent or any other party with respect to alternatives to the Transaction, or (d) identify or introduce to the Board or the Parent any prospective investors, lenders or other participants in the Transaction.

We have assumed that the transactions contemplated by the Agreement, including, without limitation, the PIPE Investment, will be consummated as contemplated in the Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Parent since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company and the Parent made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, in performing our analyses and rendering this opinion, we have assumed, at the Parent’s direction, that the redemption price per Parent Common Share provides a reasonable basis upon which to evaluate the Parent Common Shares and that no holders of Parent Common Shares will elect to redeem their Parent Common Shares pursuant to the Acquiror Share Redemption. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Parent and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Parent, the Company or any of their respective affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Parent and the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Parent and the Company. We are expressing no opinion herein as to what the value of the Parent Common Shares actually will be when issued pursuant to the Transaction or the price at which the Parent Common Shares or any other class of securities of the Parent will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the Parent of the Aggregate Consideration to be paid by the Parent pursuant to the Agreement. We do not express any opinion as to the underlying business decision of the Board, the Parent, the holders of any securities of the Parent or any other party to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Aggregate Consideration to be paid by the Parent in the Transaction and only to the extent expressly set forth herein, of the Agreement or Transaction, including, without limitation, the Domestication, the conversion of the Acquiror Class A Common Stock, Acquiror Class B Common Stock,

Annex K-2

Board of Directors
NextGen Acquisition Corporation
February 21, 2021

Cayman Acquiror Warrants and Cayman Acquiror Units into the Domesticated Acquiror Common Stock, Domesticated Acquiror Common Stock, Domesticated Acquiror Warrants and Domesticated Acquiror Units, respectively, the Company Warrant Settlement, the Company Preferred Conversion, the conversion of the Company Options, Company Restricted Stock Awards and Company RSU Awards into the Acquiror Options, Adjusted Restricted Stock Awards and Adjusted RSU Awards, respectively, the Company Holders Support Agreement, the Acquiror Share Redemption, the Sponsor Support Agreement, the PIPE Investment, the Subscription Agreements, the Registration Rights Agreement, the Key Employee Employment Agreements, the Lock-Up Agreements, or any ongoing obligations of the Parent or the Company under the Agreement or any other agreements. We make no representation or warranty regarding the adequacy of this opinion or the analyses underlying this opinion for the purposes of the Parent’s compliance with the terms of its Governing Documents or the rules of any securities exchange.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade in the securities of the Parent, the Company and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as a financial advisor to the Parent with respect to the Transaction and will receive a fee from the Parent for our services, a portion of which is payable upon delivery of this opinion and the remaining portion of which is contingent upon the consummation of the Transaction. In addition, the Parent has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We have provided financial advisory services to an entity for which a Co-Founder and Co-Chairman of the Parent is a member of the board of directors, which services were unrelated to the Transaction and for which we have received fees. In addition, we and our affiliates may in the future provide financial services to the Parent, the Company and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board or the board of directors of the Company as to whether to approve the Transaction or a recommendation as to how any holder of Company Shares or Parent Common Shares or any other class of securities of the Company or Parent should vote or act with respect to the Transaction or any other matter, including whether any PIPE Investor should participate in the PIPE Investment and whether any holders of Parent Common Shares or any other class of securities of the Parent should redeem their Parent Common Shares or other securities pursuant to the Acquiror Share Redemption. In addition, the Board has not asked us to address, and this opinion does not address, (i) any Earnout Securities that may be issued by the Parent pursuant to the Agreement contingent on certain market prices per Parent Common Share; (ii) the fairness to, or any other consideration of, any holders of Company Shares or Parent Common Shares, or the holders of any other class of securities, or creditors or other constituencies of the Parent or the Company; (iii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company, or any class of such persons, whether relative to the Aggregate Consideration pursuant to the Agreement or otherwise; or (iv) the fairness to the Parent or the PIPE Investors of the price per Parent Common Share paid by the PIPE Investors in the PIPE Investment.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Advisory Commitment Committee of Rothschild & Co US Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Parent pursuant to the Agreement is fair, from a financial point of view, to the Parent.

Very truly yours,
/s/ Rothschild & Co US Inc.
ROTHSCHILD & CO US INC.

Annex K-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. NextGen’s amended and restated memorandum and articles of association provided for indemnification of NextGen’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

NextGen has entered into agreements with NextGen’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in NextGen’s amended and restated memorandum and articles of association. NextGen has purchased a policy of directors’ and officers’ liability insurance that insures NextGen’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against NextGen’s obligations to indemnify NextGen’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, NextGen has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules.

(a)    Exhibits.

Exhibit Number	Description
2.1+

Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021, by and among the Registrant, Sky Merger Sub I, Inc. and Xos, Inc. (included as Annex A to the proxy statement/prospectus).

2.2*	Plan of Domestication, dated as of , 2021.
2.3(1)	Amendment to the Agreement and Plan of Merger, dated as of May 14, 2021.
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex H to the proxy statement/prospectus).
3.2**	Form of Certificate of Incorporation of New Xos, to become effective upon Domestication (included as Annex I to the proxy statement/ prospectus).
3.3**	Form of Bylaws of New Xos, to become effective upon Domestication (included as Annex J to the proxy statement/prospectus).
4.1(2)	Specimen Unit Certificate of NextGen Acquisition Corporation.
4.2(3)	Specimen Class A Ordinary Share Certificate of NextGen Acquisition Corporation.
4.3(4)	Specimen Warrant Certificate of NextGen Acquisition Corporation.
4.4(5)	Warrant Agreement, dated October 6, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.
4.5*	Specimen Common Stock Certificate of New Xos.
4.6*	Form of Certificate of Corporate Domestication of New Xos, to be filed with the Secretary of the State of Delaware.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
8.1*	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1**

Sponsor Support Agreement, dated February 21, 2021, by and among NextGen Sponsor LLC, the Registrant, each officer and director of the Registrant and Xos, Inc. (included as Annex B to the proxy statement/prospectus).

Exhibit Number	Description
10.2**	Xos Stockholder Support Agreement, dated February 21, 2021, by and among the Registrant, Xos, Inc. and certain stockholders of Xos, Inc. (included as Annex C to the proxy statement/prospectus).
10.3**	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto (included as Annex D to the proxy statement/prospectus).
10.4**

Form of Amended and Restated Registration Rights Agreement, by and among New Xos, NextGen Sponsor LLC and certain former stockholders of Xos, Inc. (included as Annex E to the proxy statement/prospectus).

10.5(6)	Promissory Note, dated July 31, 2020, issued to NextGen Sponsor LLC.
10.6(5)	Letter Agreement, dated October 6, 2020, among the Registrant, NextGen Sponsor LLC and the Registrant’s officers and directors.
10.7(5)	Investment Management Trust Agreement, dated October 6, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as trustee.
10.8(5)	Administrative Services Agreement, dated October 6, 2020, between the Registrant and Glen Capital Partners LLC.
10.9(5)	Sponsor Warrants Purchase Agreement, dated October 5, 2020, between the Registrant and NextGen Sponsor LLC.
10.10(5)	Indemnity Agreement, dated October 6, 2020, between the Registrant and George M. Mattson.
10.11(5)	Indemnity Agreement, dated October 6 2020, between the Registrant and Gregory L. Summe.
10.12(5)	Indemnity Agreement, dated October 6, 2020, between the Registrant and Patrick T. Ford.
10.13(5)	Indemnity Agreement, dated October 6, 2020, between the Registrant and S. Sara Mathew.
10.14(5)	Indemnity Agreement, dated October 6, 2020, between the Registrant and Jeffery M. Moslow.
10.15(5)	Indemnity Agreement, dated October 6, 2020, between the Registrant and Josef H. von Rickenbach.
10.16(7)	Form of Lock-Up Agreement by and among certain former stockholders of Xos, Inc.
10.17(8)	Promissory Note, dated March 29, 2021, issued to NextGen Sponsor LLC.
10.18*	Form of Xos, Inc. 2021 Equity Incentive Plan and forms of agreements thereunder.
10.19*	Form of Xos, Inc. 2021 Employee Stock Purchase Plan and forms of agreements thereunder.
21.1**	List of subsidiaries of the Registrant.
23.1	Consent of Marcum LLP.
23.2	Consent of WithumSmith+Brown, PC.
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
24.1**	Power of Attorney (included on the signature page of this Registration Statement).
99.1*	Form of Proxy Card for the Registrant’s Extraordinary General Meeting.
99.2**	Consent of George Mattson to be named as a director.
99.3**	Consent of Dakota Semler to be named as a director.
99.4**	Consent of Giordano Sordoni to be named as a director.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

____________

*        To be filed by amendment.

**      Previously filed.

+        Schedules and exhibits have been omitted pursuant to Item 601 (b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)      Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on May 14, 2021.

(2)      Incorporated by reference to Exhibit 4.1 filed with the Form S-1 filed by the Registrant on October 18, 2020.

(3)      Incorporated by reference to Exhibit 4.2 filed with the Form S-1 filed by the Registrant on October 18, 2020.

(4)      Incorporated by reference to Exhibit 4.3 filed with the Form S-1 filed by the Registrant on October 18, 2020.

(5)      Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on October 9, 2020.

(6)      Incorporated by reference to Exhibit 10.1 filed with the Form S-1 filed by the Registrant on October 18, 2020.

(7)      Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 22, 2021.

(8)      Incorporated by reference to the Registrant’s Annual Report on Form 10-K/A filed on May 14, 2021.

Item 22. Undertakings.

1.     The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.     The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of June, 2021.

NEXTGEN ACQUISITION CORPORATION
By:	/s/ Gregory L. Summe
Name:	Gregory L. Summe
Title:	Co-Chairman and Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints George N. Mattson and Gregory L. Summe as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of NextGen Acquisition Corporation and to file the same, with any exhibits thereto, with the Securities and Exchange Commission, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ George N. Mattson	Co-Chairman and Director	June 24, 2021
George N. Mattson
/s/ Gregory L. Summe	Co-Chairman and Director	June 24, 2021
Gregory L. Summe
/s/ Patrick T. Ford	Chief Financial Officer and Secretary	June 24, 2021
Patrick T. Ford	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ S. Sara Mathew	Director	June 24, 2021
S. Sara Mathew
/s/ Jeffrey M. Moslow	Director	June 24, 2021
Jeffrey M. Moslow
/s/ Josef H. von Rickenbach	Director	June 24, 2021
Josef H. von Rickenbach